As filed with the Securities and Exchange Commission on September 9, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

China Time Share Media Co. Ltd

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands	7311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Chuanban Dayu Building

No. 312 Long Zhua Shu, Xiao Hong Men

Chaoyang District, Beijing 100078

People’s Republic of China

(86) 10-8769-5559

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

National Registered Agents, Inc.

875 Avenue of the Americas, Suite 501

New York, New York 10017

(609) 716-0820

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Show-Mao Chen Davis Polk & Wardwell 26th Floor, Twin Towers West B12, Jian Guo Men Wai Avenue Chaoyang District, Beijing 100022 People’s Republic of China (86) 10-8567-5000	William Y. Chua Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Ordinary Shares, par value US$0.0001 per ordinary share	US$75,000,000	US$2,947.50

(1)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. The ordinary shares are not being registered for the purposes of sales outside of the United States.
(2)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion) Issued , 2008

                     American Depositary Shares

China Time Share Media Co. Ltd

Representing                      Ordinary Shares

This is our initial public offering. We are offering              American depositary shares, or ADSs. Each ADS represents              ordinary share, par value US$0.0001 per share. We expect the public offering price to be between US$                     and US$                     per ADS.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs approved for listing on the Nasdaq Global Market under the symbol “CTSM.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 14.

PRICE US$                     PER ADS

	Initial public offering price	Underwriting discounts and commissions	Proceeds to us
Per ADS	US$	US$	US$
Total	US$	US$	US$

We have granted the underwriters a 30-day option to purchase up to             additional ADSs to cover over-allotments at the initial public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2008.

Morgan Stanley	UBS Investment Bank

China International Capital Corporation	Susquehanna Financial Group, LLLP

The date of this prospectus is                     , 2008

A LEADING AGGREGATOR OF OUT-OF-HOME ADVERTISING RESOURCES IN CHINA

TSM
分时传媒
Time Share Media

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the underwriters are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until                     , 2008 (25 days after the date of this prospectus), all dealers that effect transactions in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the ADSs we are offering as well as information regarding our business and detailed financial data. You should read the entire prospectus, including the “Risk Factors” and “Forward-looking Statements” sections, and our consolidated financial statements and the notes appearing elsewhere in this prospectus.

Overview

We are a leading advertising service provider with broad and comprehensive out-of-home advertising coverage in the PRC. We own and operate a proprietary database which, as of June 30, 2008, aggregated comprehensive information on approximately 7.0 million square meters of advertising space from approximately 5,110 media owners or operators located in approximately 310 cities in the PRC. According to a report issued by CTR Market Research, a certified independent research institution, as of April 2008 our proprietary database included more billboards than any other similar online database in the top 35 cities in the PRC. We provide one-stop shop services to advertisers and advertising agencies by leveraging both the comprehensive information aggregated in our proprietary database and our network of advertising media suppliers throughout the PRC. We also assist advertisers in developing and executing advertising placement strategies and conducting post-execution monitoring through our nationwide execution team. Due to regulatory restrictions in the PRC on foreign ownership of advertising businesses in the PRC, we operate our advertising business through our consolidated variable interest entity and its subsidiaries in the PRC. We have a series of contractual arrangements with our consolidated variable interest entity and its shareholders that enable us to effectively control and derive substantially all of the economic benefits from our consolidated variable interest entity.

We believe the PRC out-of-home advertising industry faces the following challenges:

•	High fragmentation: According to ZenithOptimedia, a global media service agency, there were more than 70,000 out-of-home advertising service providers operating in the PRC as of December 31, 2006;

•

Media vacancy:     According to a survey conducted by CTR Market Research, approximately 20%, 18% and 14% of out-of-home advertising media was unutilized in Beijing, Shanghai and Guangzhou, respectively, in July 2007; and

•

Sophisticated customer demand:     Large advertisers and advertising agencies tend to have sophisticated advertising requirements, such as nationwide coverage and targeted timing, locations and demographics, and prefer to deal with a limited number of suppliers to simplify and expedite their media purchasing.

Our business model addresses these industry challenges in the following ways:

•	We own and operate a proprietary database that aggregates information relating to the fragmented out-of-home advertising media in the PRC;

•

Through the use of our proprietary database, we can provide up-to-date information on out-of-home media available in China and generate analyses that allow us to facilitate the design and improvement of our clients’ advertising campaigns;

•

We offer flexible advertising packages that enable our clients to display advertisements on the same out-of-home media over a relatively short period of time, often utilizing media that would otherwise be unutilized;

•

We provide customized advertising packages to accommodate the diverse needs of our clients in targeting specific audiences by allowing them to display advertisements at multiple locations and at their desired placement times;

•

We are capable of assisting advertisers in promptly disseminating their advertising campaigns nationwide by leveraging the strength of our experienced execution team and comprehensive information aggregated in our proprietary database; and

•	We conduct post-execution monitoring to ensure that advertisements are released and displayed to the satisfaction of our advertising clients.

We believe that our business model presents competitive advantages over local billboard advertising service providers in the PRC, which typically offer advertising packages for terms of one year or longer and at limited fixed locations. According to a May 2007 CTR Market Research case study we commissioned, which included approximately 510 consumers in each of Beijing, Shanghai and Guangzhou, the advertisements launched using our advertising services on billboards generated higher recollection rates, defined as the percentage of consumers who are able to recall such advertisements, than advertisements placed through other billboard advertising service providers.

Our Business

Our principal business is to provide our clients with advertising opportunities on billboards in the PRC. Our clients comprise both advertisers as well as advertising agencies that place advertisements on behalf of advertisers. We also provide advertising services on other forms of out-of-home advertising media, including street furniture and transit area displays, as well as more advanced digital media such as liquid crystal displays, or LCDs, and light-emitting diode, or LED, displays. In addition, we provide advertising services upon specific requests from our clients on other forms of media, such as television, broadcasting and print.

We have developed a proprietary database that allows us to aggregate comprehensive information relating to our advertising supplier network. The information includes, among other things, the size, location, availability, pricing and appearance of the media in our advertising supplier network. Our database also provides information on traffic and people flow and the advertisements that have previously been displayed on each advertising media unit. By leveraging the comprehensive information in this proprietary database, we design and offer advertising packages that enable us to accommodate the diverse needs of our clients and provide a cost-effective means for advertisers to reach their targeted audiences. Our proprietary database also allows us to generate reports which facilitate the design and improvement of our clients’ advertising campaigns.

In addition to the advertising media for which we have obtained exclusive rights or long-term leases to operate, our advertising supplier network includes advertising media owned or operated by third parties. As of June 30, 2008, our advertising supplier network comprised approximately 5,110 media owners or operators. Among these, we have established strategic cooperation relationships with approximately 350 media owners or operators and have maintained periodic contact, on a weekly to monthly basis, with approximately 4,760 media owners or operators during the process of collecting and updating information for our proprietary database. Furthermore, among those with whom we had maintained periodic contact, we had previously conducted transactions with approximately 360 media owners or operators with respect to sales of advertising space or time on out-of-home advertising media. As of June 30, 2008, we had aggregated information on approximately 7.0 million square meters of advertising space in our proprietary database.

We have a nationwide execution team which plays a critical role in maintaining and further developing our relationships with advertising media owners or operators as well as executing advertising strategies and conducting post-execution monitoring for advertisers. Our execution team monitors advertising media on a weekly to monthly basis in order to provide timely updates to our proprietary database, ensure the proper dissemination of advertisements and quickly identify and address any maintenance problems in our advertising supplier network.

We derive revenues through sales of advertising space on our advertising supplier network and we have grown rapidly since we commenced operations under our current business model in 2006. In particular, our revenues increased from RMB76.4 million in 2005 to RMB287.2 million (US$41.9 million) in 2007, representing a compound annual growth rate, or CAGR, of 93.9%. In the six months ended June 30, 2008, our revenues increased to RMB274.4 million (US$40.0 million) from RMB106.8 million and our net income increased to RMB28.1 million (US$4.1 million) from RMB14.6 million in the same period in 2007.

Industry Background

The PRC is one of the largest advertising markets in Asia and among the fastest growing globally. In 2007, advertising expenditures in the PRC totaled RMB122.1 billion (US$16.0 billion), according to ZenithOptimedia, making the PRC the largest advertising market in Asia excluding Japan. This also represented a 20.4% year-on-year growth rate over 2006, making it one of the fastest growing advertising markets in the world during that period. According to ZenithOptimedia, the advertising market in the PRC is expected to experience continued strong growth with an expected CAGR of 17.8% from 2007 to 2010 and reach US$26.2 billion in 2010.

Out-of-home advertising, which typically refers to advertising media in public places, such as billboards, street furniture and transit area displays, has emerged as an important form of advertising in the PRC, according to ZenithOptimedia, and serves as a key marketing tool for both domestic and international advertisers. In particular, we believe out-of-home advertising presents a number of advantages over other forms of advertising:

•	Effective and broad reach;

•	Selective targeting;

•	Captures an increasingly mobile audience;

•	Cost effective advertising; and

•	Relatively lighter regulation of the sector.

Our Competitive Strengths

We believe we have the following competitive strengths:

•	Broad and comprehensive out-of-home advertising media coverage;

•	Advanced proprietary database;

•	Dedicated nationwide execution team;

•	Innovative and flexible advertising packages;

•	Established relationships with advertising clients and media owners or operators; and

•	Strong and experienced management team with proven track record.

Our Strategy

Our goal is to leverage our extensive advertising supplier network and proprietary database together with our dedicated nationwide execution team to further strengthen our market position, enhance our attractiveness to advertising clients and establish our company as the leading out-of-home advertising service provider in the PRC. Accomplishing these goals requires the successful implementation of the following strategies:

•	Expand and enhance the number of advertising media within our proprietary database;

•	Increase market awareness of our brand name and our value proposition and expand our customer base;

•	Continually upgrade our proprietary database in order to enhance the effectiveness of our advertising supplier network;

•	Broaden our advertising media coverage and service offerings; and

•	Selectively pursue strategic alliances and acquisitions.

Our Challenges

We expect to face risks and uncertainties relating to our ability to:

•	Achieve and maintain broad market acceptance for our service offerings;

•	Renew existing leases or obtain new leases or strategic cooperation agreements;

•	Expand our advertising services to include additional media types;

•	Reduce our reliance on a small group of clients for a significant portion of our revenues;

•	Compete effectively in the PRC advertising industry;

•	Obtain governmental approvals for any future expansion or other initiatives;

•	Adapt to adverse changes in the political and economic policies of the PRC government;

•	Achieve or sustain profitability in the future; and

•	Exercise effective operational control over a substantial portion of our PRC operations through contractual arrangements.

You should refer to “Risk Factors”, beginning on page 14, for a more detailed discussion of the risks involved in investing in our ADSs.

Our Corporate Structure and History

We are a Cayman Islands company incorporated on October 4, 2006. We established our wholly-owned subsidiaries in the PRC, Chengdu Time Share Technology Information Co., Ltd., or Chengdu Time Share, and Xi’an Time Share Technology Information Co., Ltd., or Xi’an Time Share, in the PRC in October 2006 and November 2007, respectively, in connection with the expansion of our operations in both Chengdu and Xi’an in the PRC.

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s advertising industry, our advertising business is currently conducted through contractual arrangements between Chengdu Time Share Technology Information Co., Ltd. and our consolidated variable interest entity in the PRC, Sichuan Time Share Advertising & Communication Co., Ltd., or Sichuan Time Share. These contractual arrangements enable us to exert substantial control over Sichuan Time Share. See “Our Corporate Structure and History.”

The following diagram illustrates our corporate structure as of the date of this prospectus:

Our Corporate Information

Our principal executive offices are located at Chuanban Dayu Building, No. 312 Long Zhua Shu, Xiao Hong Men, Chaoyang District, Beijing 100078, PRC, and our telephone number is (86) 10-8769-5559. We maintain an Internet website at www.dytsm.com. The information contained in our website is not a part of this prospectus. Our agent for service of process in the United States is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“RMB” and “Renminbi” are to the legal currency of the PRC;

•	“Series A preferred shares” are to our Series A-1 and Series A-2 convertible contingently redeemable preferred shares, par value US$0.0001 per share;

•

“top 35 PRC cities” are to the top 35 provincial capital cities and cities under direct administration of the central government in the PRC, as measured by contribution to the PRC’s gross domestic product, or GDP, as listed in the China Statistical Yearbook 2007; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we”, “us”, “our company” and “our” refer to China Time Share Media Co. Ltd, its predecessor entity, subsidiaries and consolidated variable interest entity and such consolidated variable interest entity’s subsidiaries. Although China Time Share Media Co. Ltd does not own any equity interests in the consolidated variable interest entity or its subsidiaries, China Time Share Media Co. Ltd effectively controls, and is the primary beneficiary of, the consolidated variable interest entity through a series of contractual arrangements with the consolidated variable interest entity and its shareholders. We have included the financial results of this variable interest entity and its subsidiaries in our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles, or US GAAP. See “Our Corporate Structure and History”, “Related Party Transactions” and “Risk Factors” for further information regarding our contractual arrangements with these parties.

This prospectus contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in effect on June 30, 2008, which was RMB6.8591 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks related to doing business in the PRC — Fluctuations in exchange rates may have a material adverse effect on your investment.” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On September 8, 2008, the noon buying rate was RMB6.8438 to US$1.00.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase up to              additional ADSs.

THE OFFERING

Total ADSs offered

Over-allotment option	We have granted to the underwriters an over-allotment option, exercisable for 30 days from the date of this prospectus, to purchase up to a maximum of additional ADSs.

Price per ADS

The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise the over-allotment option in full)

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise the over-allotment option in full)

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately US$ million, or approximately US$ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus. We intend to use the net proceeds from this offering as follows:

•	obtaining exclusive rights or leases to operate advertising media in prime locations;

•

making payments under our agreement with Gome Home Appliance Co., Ltd. for the construction of billboards on the outdoor surfaces of 1,000 stores and the right to display advertisements on those billboards;

•	continued expansion into other forms of out-of-home advertising media, such as LCDs and LED displays;

•	redemption of US$13,000,000 principal amount of our 5% secured convertible notes due 2010 together with the interest accrued on such notes; and

•	general corporate purposes and for potential acquisitions of media owners or operators in cases where they complement our existing business or help us establish a presence in new markets.

See “Use of Proceeds.”

Listing	We have applied to have our ADSs traded on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed symbol	CTSM

Risk factors	You should carefully read and consider the information set forth under “Risk factors” and all other information set forth in this prospectus before investing in our ADSs.

Depositary	JPMorgan Chase Bank, N.A.

Lock-up	We, each of our executive officers and directors, our warrant holder, and each of our existing shareholders have agreed with the underwriters not to sell, contract to sell or otherwise dispose of or hedge our ADSs or ordinary shares or securities convertible into or exchangeable for our ADSs or ordinary shares for a period of 180 days following the date of this prospectus. See “Underwriting.”

Unless otherwise indicated, all information in this prospectus:

•	assumes the conversion of 22,420,635 outstanding Series A preferred shares into 19,436,416 ordinary shares, which will become effective immediately prior to the closing of this offering; and

•

assumes the conversion of US$7,000,000 principal amount of our 5% secured convertible notes due 2010 into              ordinary shares, upon the completion of this offering assuming an initial public offering price of US$     per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. See “Related Party Transactions — Private Placements — Blue Ridge Investments, LLC Investment”;

•	unless we specifically state otherwise, the information in this prospectus assumes that the underwriters do not exercise their option to purchase up to ADSs to cover over-allotments, if any.

The number of ADSs to be outstanding immediately after this offering excludes:

•	180,000 restricted shares and 3,690,430 ordinary shares issuable upon the exercise of options granted under our Share Incentive Plan as of June 30, 2008. See “Management — Share Incentive Plan”; and

•

             ordinary shares issuable upon the exercise of warrants held by Blue Ridge Investments, LLC, assuming an initial public offering price of US$            per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. See “Description of Share Capital — History of Securities Issuances — Convertible notes and warrants.”

The following table shows the conversion ratio of US$7,000,000 principal amount of our 5% secured convertible notes due 2010 into ordinary shares upon the completion of this offering, and the total number of ordinary shares that will be outstanding immediately after this offering based on various potential initial public offering prices, including the prices within the price range set forth on the cover of this prospectus:

Public Offering Price Per ADS		Conversion Ratio of US$7,000,000 Principal Amount of Our 5% Secured Convertible Notes Due 2010	Aggregate Number of Ordinary Shares
US$		1 to
1 to
	(1)	1 to
1 to
1 to

(1)	Midpoint of the estimated public offering price range set forth on the cover of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which have been prepared in accordance with US GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on those consolidated financial statements is included elsewhere in this prospectus. The following summary consolidated statement of operations data for the six months ended June 30, 2007 and 2008 and the consolidated balance sheet data as of June 30, 2008 have been derived from our unaudited interim condensed consolidated financial statements, which have been prepared in accordance with US GAAP and on the same basis as our audited consolidated financial statements, and contain normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited periods. Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008. This information is only a summary and should be read in conjunction with the consolidated financial statements, the related notes, other financial information and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year ended December 31,				Six months ended June 30,
Consolidated statement of operations data	2005	2006	2007		2007	2008
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share data)
Revenues	76,356	139,405	287,183	41,869	106,819	274,401	40,005
Business tax and other sales tax	(2,418)	(5,505)	(11,165)	(1,628)	(3,535)	(9,955)	(1,451)

Net revenues	73,938	133,900	276,018	40,241	103,284	264,446	38,554
Cost of revenues	(70,642)	(89,610)	(179,732)	(26,204)	(75,928)	(180,950)	(26,381)

Gross profit	3,296	44,290	96,286	14,037	27,356	83,496	12,173

Operating expenses(1):
Sales and marketing expenses	(6,882)	(19,659)	(15,749)	(2,296)	(6,373)	(18,560)	(2,705)
General and administrative expenses	(2,449)	(7,570)	(11,161)	(1,627)	(4,248)	(15,000)	(2,187)

Total operating expenses	(9,331)	(27,229)	(26,910)	(3,923)	(10,621)	(33,560)	(4,892)

Income (loss) from operations	(6,035)	17,061	69,376	10,114	16,735	49,936	7,281
Subsidy income	527	204	722	105	—	—	—
Interest expense and amortization of debt discount	—	—	(2,059)	(300)	(326)	(14,872)	(2,168)
Change in fair value of warrants and embedded derivatives	—	—	—	—	—	(6,229)	(908)
Other income (expenses)	24	(124)	81	12	95	843	122

Income (loss) before income tax and minority interest	(5,484)	17,141	68,120	9,931	16,504	29,678	4,327
Income tax benefits (expenses)	336	(11,820)	(8,030)	(1,171)	(1,946)	(1,715)	(250)

Net income (loss) before minority interest	(5,148)	5,321	60,090	8,760	14,558	27,963	4,077
Minority interest	46	(736)	88	13	—	99	14

Net income (loss)	(5,102)	4,585	60,178	8,773	14,558	28,062	4,091
Accretion of Series A-1 convertible contingently redeemable preferred shares	—	(244)	(2,842)	(414)	(1,442)	(1,391)	(203)
Cumulative dividend on Series A-1 convertible contingently redeemable preferred shares	—	(150)	(1,751)	(255)	(889)	(840)	(122)
Accretion of Series A-2 convertible contingently redeemable preferred shares	—	—	(2,318)	(338)	—	(2,447)	(357)
Cumulative dividend on Series A-2 convertible contingently redeemable preferred shares	—	—	(1,196)	(174)	—	(1,247)	(182)

Net income (loss) attributable to holders of ordinary shares	(5,102)	4,191	52,071	7,592	12,227	22,137	3,227

Net income (loss) per share:
Net income per ordinary share — basic	(0.10)	0.08	0.78	0.11	0.20	0.32	0.05
Net income per ordinary share — diluted	(0.10)	0.08	0.78	0.11	0.20	0.28	0.04
Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000
Weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	80,674,410	80,674,410
Pro forma net income per ordinary share — basic(2)	—	—	0.61	0.09	—	0.34	0.05
Pro forma net income per ordinary share — diluted(2)	—	—	0.61	0.09	—	0.34	0.05
Pro forma weighted average ordinary shares outstanding used in computing net income per ordinary share — basic(2)	—	—	69,857,342	69,857,342	—	71,579,711	71,579,711
Pro forma weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted(2)	—	—	69,857,342	69,857,342	—	71,587,454	71,587,454

(1)

Includes share-based compensation expenses of RMB8.6 million in 2006 relating to the issuance of 4,750,000 of our ordinary shares held by Knowrience Holdings Limited for nominal consideration to some of our executive officers and directors and share-based compensation expenses of RMB1.8 million in the six months ended June 30, 2008 relating to our Share Incentive Plan.

(2)

On November 10, 2006 and July 9, 2007, we issued Series A-1 and Series A-2 convertible contingently redeemable preferred shares, respectively, which will convert automatically into ordinary shares upon the completion of this offering. On December 19, 2007, we issued convertible notes and warrants to Blue Ridge Investments, LLC. On April 21, 2008, the holders of the convertible notes agreed to convert US$7,000,000 principal amount of convertible notes into ordinary shares upon the completion of this offering at a conversion price equal to 100% of the price of ordinary shares issued and/or offered to the public under this offering. We will redeem the remaining US$13,000,000 principal amount of the convertible notes at 100% of the principal amount upon the completion of this offering, together with any accrued and unpaid interest, unless previously redeemed, converted, purchased and cancelled before the completion of this offering. The consolidated statement of operations data for the year ended December 31, 2007 and for the six months ended June 30, 2008 assume the conversion of Series A-1 and A-2 Shares, the conversion of US$7,000,000 principal amount of convertible notes and the redemption of US$13,000,000 principal amount of convertible notes had occurred on January 1, 2007 and 2008, respectively.

The following table presents a summary of our balance sheet data as of December 31, 2005, 2006 and 2007 and June 30, 2008:

	As of December 31,				As of June 30,
Consolidated balance sheet data	2005	2006	2007		2008		2008
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)				(in thousands)		pro forma balance sheet(1)
Cash and cash equivalents	12,867	66,215	219,812	32,047	121,266	17,680	23,643	3,447
Accounts and notes receivable (net of allowance for doubtful accounts)	4,150	14,796	94,312	13,750	132,122	19,262	132,122	19,262
Total current assets	29,002	111,468	366,313	53,405	328,316	47,866	230,693	33,633
Total assets	30,581	114,305	429,765	62,655	463,155	67,523	363,183	52,948
Total current liabilities	41,998	47,997	278,589	40,614	265,791	38,750	262,164	38,221
Total liabilities	42,054	48,056	425,675	62,058	419,827	61,206	283,912	41,391
Series A-1 convertible contingently redeemable preferred shares	—	57,535	59,442	8,666	57,573	8,394	—	—
Series A-2 convertible contingently redeemable preferred shares	—	—	87,512	12,759	85,501	12,465	—	—
Total shareholders’ (deficit) equity	(11,473)	7,828	(143,344)	(20,898)	(100,127)	(14,598)	78,890	11,501

(1)

Pro forma for the assumed conversion of the Series A-1 and A-2 convertible contingently redeemable preferred shares and cumulative dividend and US$7,000,000 principal amount of our 5% secured convertible notes due 2010, the redemption of US$13,000,000 principal amount of our 5% secured convertible notes due 2010, and payment of related dividend and interest, as set forth on the consolidated balance sheets.

The following table presents a summary of our cash flows for the periods indicated:

	Year ended December 31,				Six months ended June 30,
	2005	2006	2007		2007	2008
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	18,809	14,169	15,910	2,319	(33,703)	(5,733)	(836)
Net cash used in investing activities	(6,433)	(22,563)	(29,002)	(4,228)	(8,630)	(47,604)	(6,940)
Net cash provided by (used in) financing activities	—	61,741	166,689	24,302	(3,577)	(45,209)	(6,591)

The following table sets forth information on the media in our proprietary database as of December 31, 2007 and June 30, 2008.

	As of December 31, 2007						As of June 30, 2008
	Exclusive Rights/Long-term Lease(1)		Strategic Cooperation Agreements(2)		Periodic contact Media(3)		Exclusive Rights/Long-term Lease(1)		Strategic Cooperation Agreements(4)		Periodic Contact Media(5)
	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)
Billboards	575	137,104	5,664	1,386,144	18,576	4,110,657	567	146,783	5,959	1,443,034	23,185	5,033,553
Digital media	1	351	22	11,382	84	7,331	—	—	33	12,590	98	9,778
Out-of-home network media(6)	327	8,837	5,131	38,187	44,541	324,917	157	2,574	5,096	34,402	44,657	297,079

Total	903	146,292	10,817	1,435,713	63,201	4,442,905	724	149,357	11,088	1,490,026	67,940	5,340,411

(1)	Includes media for which Jilun He, our founder, chairman and chief executive officer, has granted us use rights as well as media that we lease for one year or longer.

(2)

Includes media owned or operated solely by third parties with whom we have entered into strategic cooperation agreements, of which 3,705 units (approximately 900,468 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(3)

Includes media owned or operated solely by third parties with whom we have not entered into strategic cooperation agreements, of which 4,325 units (approximately 960,824 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(4)

Includes media owned or operated solely by third parties with whom we have entered into strategic cooperation agreements, of which 3,770 units (approximately 906,834 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(5)

Includes media owned or operated solely by third parties with whom we have not entered into strategic cooperation agreements, of which 4,342 units (approximately 954,618 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(6)	Primarily includes street furniture and transit area displays.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below before purchasing our ADSs. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially harmed. As a result, the trading price of our ADSs may decline, and you might lose part or all of your investment. In addition, the risks described below are not the only ones we face.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

Our limited operating history may not provide an adequate basis to judge our business, financial condition, results of operations and prospects.

We began migrating to our current business model during the course of 2005, and commenced business under our current business model in 2006 where we sell advertising space owned or operated by advertising media suppliers and listed in our proprietary database. Our limited operating history may not provide a meaningful basis to evaluate our business, financial condition, results of operations and prospects. In particular, certain members of our senior management team have worked together for a relatively short period of time and it may be difficult to evaluate their effectiveness, on an individual or collective basis, and ability to address future challenges to our business. Furthermore, we have only commenced operations under our current business model for a short period of time, and we cannot assure you that this business model will continue to be viable in the future.

In addition, we face numerous risks, uncertainties and difficulties encountered by companies at an early stage of development. Some of those risks and uncertainties relate to our ability to:

•	preserve our leading position in the out-of-home advertising industry in the PRC;

•	manage our relationships with advertising media owners to retain existing leases on commercially acceptable terms, or at all, and to obtain new leases;

•	retain existing and attract new advertising clients;

•	manage our expanding operations, including the integration of any future acquisitions;

•	increase and diversify our revenue sources by successfully expanding into other advertising segments;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses; or

•	attract, train, motivate and retain qualified personnel.

If we are unsuccessful in addressing any of these risks, uncertainties and difficulties, our revenues and profitability will be materially and adversely affected.

We have incurred losses in the past and may incur losses in the future.

We incurred net losses of RMB5.1 million in 2005, and we may incur losses in the future. Furthermore, we had an accumulated deficit of RMB8.9 million as of December 31, 2005 and RMB4.7 million as of December 31, 2006. We had retained earnings of RMB47.4 million (US$6.9 million) as of December 31, 2007 and RMB69.5 million (US$10.1 million) as of June 30, 2008. We expect our costs to increase as we continue to expand our business and operations. Our ability to achieve and maintain profitability depends on the growth rate of the out-of-home advertising market in China, the continued acceptance of our service offerings, the pricing trends of out-of-home advertising services, the competitiveness of our services as well as our ability to provide new advertising services to meet the demands of our clients and our ability to control our expenses. Although we had net income of RMB4.6 million and RMB60.2 million (US$8.8 million) in 2006 and 2007 and RMB14.6 million and RMB28.1 million (US$4.1 million) in the six months ended June 30, 2007 and 2008, respectively, we cannot assure you that we will achieve or sustain profitability in the future.

We have been, and may continue to be, dependent on a limited number of clients for a significant portion of our revenues. If any of our major clients do not purchase our advertising services or purchase less of our advertising services, our financial condition and results of operations would be materially and adversely affected.

A small number of clients has historically accounted for a significant portion of our revenues. Our five largest clients collectively accounted for 63.8%, 62.8%, 43.2%, 57.4% and 40.8% of our revenues in 2005, 2006, 2007 and the six months ended June 30, 2007 and 2008, respectively. Our largest client in 2005 was the TCL group, including TCL King Electrical Appliances (Huizhou) Co., Ltd, Huizhou TCL Computer Technology Co., Ltd and TCL Corporation. Our largest client in 2006 was the TCL group, including TCL King Electrical Appliances (Huizhou) Co., Ltd, TCL Corporation, Huizhou TCL Computer Technology Co., Ltd and TCL Air Conditioner (Wuhan) Co., Ltd. Our largest client in 2007 was Romon Group Co., Ltd. and, for the six months ended June 30, 2008, was Yunnan Shangri-La Jinliufu Wine Sales Co., Ltd. The loss of one or more of these clients during such periods would have had a material adverse effect on our financial condition and results of operations. We cannot assure you that we will not continue to be dependent on a small number of clients for the majority of our revenues in the future. If our major clients stopped purchasing our advertising services or otherwise chose to purchase less of our advertising services, our revenues and profitability would be materially reduced. Moreover, we do not enter into long-term contracts with our five largest clients or most of our other clients and cannot assure you that we will be able to continue selling our advertising services to them.

Fluctuations in the fair value of our issued warrants will materially affect our net income, which may negatively affect the market price of our ADSs and result in substantial losses to you.

On December 19, 2007, we issued 80 secured warrants with a face value of US$100,000 each, or the Blue Ridge warrants, to Blue Ridge Investments, LLC. Subject to certain restrictions, the Blue Ridge warrants are transferable. Holders may exercise the Blue Ridge warrants at any time during the 42-month period commencing on the 10th trading day after the completion of this offering. The exercise price of the Blue Ridge warrants is 70% of initial public offering price set forth on the cover of this prospectus, subject to certain adjustments. For details of the Blue Ridge warrants, see “Description of Share Capital — History of Securities Issuances — Convertible notes and warrants.”

Our net income may change significantly due to changes in the fair value of the Blue Ridge warrants. Under US GAAP, if a derivative instrument may be settled in an issuer’s own shares or in cash and such settlement is not within the control of the issuer, the derivative is accounted for as an asset or liability, and changes in the fair value of the derivative instrument are recognized as either income or expenses in the statement of operations. For details of the relevant accounting treatment, see Note 11 of our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus. We account for the Blue Ridge warrants as a liability until such time as the warrants are exercised, expire, or no longer potentially cash-settled or the potential of cash settlement is completely within our control.

The fair value of the Blue Ridge warrants is affected by the price of and expected dividend yield of our shares, the expected volatility of the market price of our ADSs, the remaining terms of the Blue Ridge warrants and the risk-free interest rate. Any changes in these factors will affect the fair value of the Blue Ridge warrants, and any changes in the fair value of the Blue Ridge warrants will be recognized as either income or expenses in our statement of operations during each reporting period or upon the date of the exercise of such warrants. The Blue Ridge warrants were initially recorded as a liability in our consolidated financial statements at a fair value of RMB15.7 million. As of December 31, 2007 and June 30, 2008, the fair value of the Blue Ridge warrants was RMB15.8 million and RMB21.2 million (US$3.1 million), respectively, based on valuations performed by Jones Lang LaSalle Sallmanns Limited, an independent valuation firm. Assuming all the other factors identified in the June 30, 2008 valuation remain the same and the initial public offering price is US$             (the midpoint

of the estimated range of the initial public offering price set forth on the cover of this prospectus), we estimate the fair value of the Blue Ridge warrants to be US$             million based on valuations performed by Jones Lang LaSalle Sallmanns Limited. After this offering, an increase in the market price of our ADSs will increase the fair value of the Blue Ridge warrants, which will cause a corresponding decrease in our net income. For instance, holding all other variables constant, a 50% increase in the market price of our ADSs after this offering will cause the fair value of the Blue Ridge warrants to increase by over 100%, which will significantly reduce our net income. Any such reduction of our net income may materially and adversely affect the market price of our ADSs and may result in substantial losses to you.

If advertisers or the viewing public do not otherwise accept or lose interest in our advertising services, or if media owners or operators are unable to sell advertising space to us, we may be unable to generate sufficient cash flow from our operating activities or sufficiently diversify our revenue sources, which would have a material adverse effect on our financial condition and results of operations.

The advertising industry in the PRC is highly competitive. We compete with many other forms of advertising media, such as television, print, Internet and other types of out-of-home advertising. Our success depends on our clients’ acceptance of, and continued interest in, out-of-home advertising as well as our ability to retain good relationships with them. Our success also depends on the viewing public’s continued receptiveness towards the advertising services that we provide. Advertisers may reduce their spending on, or elect not to use, our advertising services if they believe that consumers are not receptive to these services, or if they generally do not perceive that these services provide sufficient value. We cannot assure you that we will be able to compete effectively against the many other forms of advertising services.

Furthermore, advertisers’ willingness to spend on our advertising services depends in part on the viewing public’s response to the advertisements. If we are not able to adequately track the viewing public’s response to the advertisements placed on our advertising supplier network, particularly with respect to tracking the demographics of the viewers most receptive to those advertisements, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertisers may reduce their use of our advertising services and instead turn to other out-of-home advertising service providers or other forms of advertising that have more established and proven methods of tracking advertising effectiveness.

Moreover, we believe advertisers also choose our advertising services based in part on the breadth of our coverage, the desirability of the locations of the advertising media in our advertising supplier network, the flexibility we offer in terms of the timing and placement of advertisements, and the diverse types of advertising media we offer. Regardless of how attractive our advertising services may be, however, potential clients may ultimately decide not to purchase our advertising services, and our existing clients may reduce the money they spend on our advertising services for a number of reasons, including:

•	a general decline in economic conditions;

•	an economic downturn in the particular cities and regions where our advertising supplier network is concentrated;

•	a decision to shift advertising expenditures to other advertising media; and

•	a downturn in the advertising industry or in the out-of-home advertising segment.

In addition, our business model is based in part on selling advertising space on unutilized advertising media in the fragmented out-of-home advertising industry in the PRC to advertisers and advertising agencies. According to a survey conducted by CTR Market Research, approximately 20%, 18% and 14% of out-of-home advertising media was unutilized in Beijing, Shanghai and Guangzhou, respectively, in July 2007. If, however, the utilization rates of out-of-home advertising media in the PRC increase significantly, media owners or operators may not have sufficient advertising space for us to sell to our advertising clients. As a result, the information aggregated on the media in our proprietary database could decrease substantially, which could reduce our sales volume and could render our services less attractive to advertisers.

If for these or other reasons a substantial number of advertisers lose interest in our advertising services, we may incur significant costs under our long-term leases under which we have incurred or will incur prepayments, especially the agreements we have entered into for the long-term use of advertising media in prime locations and our seven-year agreement with Gome Home Appliance Co., Ltd., or Gome, for the right to construct billboards on the outdoor surfaces of 1,000 stores operated by Gome in the PRC and to display advertisements on those billboards. In addition, if media owners or operators are unable to provide advertising space for us to sell to our advertising clients, we may be unable to generate sufficient cash flow or sufficiently diversify our revenue sources, and our financial condition, results of operations and prospects could be materially and adversely affected.

If we are not able to carry out our operations as specified in existing leases, renew existing leases or obtain new leases or strategic cooperation agreements on commercially acceptable terms or at all, our business and operations could suffer significant disruptions, which could render our advertising services less attractive and cause our revenues and profits to decline and our business and prospects to deteriorate.

Our ability to generate revenues from sales of advertising space or time depends largely upon our ability to offer a large nationwide advertising supplier network to our clients. This requires that we retain existing leases and obtain new leases, as well as strategic cooperation agreements with third party owners or operators, in order to offer attractive and comprehensive services to clients.

Certain of our leases with media owners or operators grant us the right to sell advertising space on a significant number of billboards or on advertising media in prime locations. We cannot assure you that we will be able to carry out our operations as specified in these leases or within the time frame we expect. For example, under a seven-year agreement we entered into with Gome in 2008, we have the right to construct advertising billboards on the outdoor surfaces of 1,000 stores operated by Gome in the PRC and to display advertisements on those billboards. According to this agreement, Gome is expected to make 800 stores available to us by August 30, 2008. However, we have been informed by Gome that they will delay the availability of their stores, with 500 stores available for us to use by the end of 2008 and another 500 stores available by March 31, 2009. Although our lease payment schedule under our agreement with Gome has also been postponed accordingly, we cannot assure you that our other advertising media suppliers will not also fail to perform their obligations. Any such failure could materially and adversely affect our business, financial condition and results of operations.

As of June 30, 2008, we had exclusive rights or long-term leases to operate 0.9% of the advertising media in our database, and had strategic cooperation agreements with third party media owners or operators for 13.9% of the advertising media in our database, and we had maintained periodic contact with the media owners or operators for 85.2% of the advertising media in our database. The advertising media in our database are located in approximately 310 cities within China. We plan to gradually expand our advertising supplier network in these cities and in additional cities. We cannot assure you, however, that we will be able to carry out our expansion plans as expected. In particular, we may not be able to obtain rights to operate advertising media in prime locations, which would render our services less attractive to clients. Furthermore, the leasing fees we have to pay to operate advertising media owned by third parties have generally increased over time, and we cannot assure you that we will be able to continue renewing our existing long-term leases on commercially acceptable terms, or at all. Moreover, we do not own most of the advertising media we operate. As a result, we have limited control over such advertising media and need to rely on the cooperation of third parties. In September 2007, we entered into a one-year framework agreement with Hainan White Horse Advertising Media Investment Co., Ltd., or White Horse, a major operator of advertising media in bus shelters in the PRC, pursuant to which we may lease the advertising media operated by White Horse in bus shelters at discounted rates. Because of this agreement, we significantly increased our revenues from out-of-home network media in the fourth quarter of 2007 and the first half of 2008. The agreement with White Horse was subsequently extended to September 30, 2009. Any inability to renew existing leases as well as obtain new leases and/or enter into new strategic cooperation agreements on commercially acceptable terms or at all could cause our revenues and profitability to decrease significantly and cause a material deterioration in our business and prospects.

A substantial majority of the billboards for which we have exclusive rights or long-term leases to operate are currently concentrated in five cities in China, and an economic downturn in any of these cities could have a material adverse effect on our business, financial condition, results of operations and prospects.

As of June 30, 2008, over 80% of the total number of billboards for which we had exclusive rights or long-term leases to operate were located in five cities in southern and western China, namely, Chengdu, Chongqing, Wuhan, Shanghai and Xi’an. Although these billboards only represent 0.9% of the total number of advertising media in our proprietary database, we believe that many of these billboards are important for our operations, in part because many are strategically placed in prime locations. In addition, compared to the advertising media owned or operated by third parties, we have greater control over the deployment of these billboards. As a result, these billboards are an important part of our business and operations, and we expect these billboards to be a material contributor to our long-term success. Given the significant concentration of these billboards in these five cities in China, an economic downturn and natural disasters in any of these cities could materially disrupt our business, as well as materially reduce our revenues, profitability and future growth.

If we are unsuccessful in expanding our advertising services to include additional media types, the attractiveness of our service offerings may be reduced and our business, financial condition and results of operations could suffer.

Our advertising services currently focus on sales of advertising space on billboards. Our growth strategy includes broadening our service offerings to include advertising space on new advertising media forms such as liquid crystal displays, or LCDs, and light-emitting diode, or LED, displays and out-of-home network media such as street furniture and transit area displays. As we do not have any prior experience with such advertising media, it is difficult to predict the extent to which these new service offerings will be accepted by advertisers and by the viewing public and whether we will be able to generate higher revenues to offset the higher costs of some of these new service offerings. For example, LCDs and LED displays are relatively new forms of advertising media, and it is uncertain how they will perform relative to billboards. Furthermore, investing in and upgrading LCDs and LED displays may require that we incur significant fixed costs and other expenses. In addition, by expanding into new media forms, we may face competition from other companies that are more experienced in these areas. We cannot assure you that we will be successful in executing our strategy, and any failure to expand our advertising services into new areas could significantly reduce the attractiveness of our services and harm our business, financial condition and results of operations.

We face intense competition in the PRC advertising industry, and if we are not able to compete successfully against new and existing competitors, we may lose our market share, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

The PRC advertising industry is highly competitive, and we compete primarily on the basis of media supply availability and coverage, location, price, the range of services offered and brand recognition. We compete with other forms of advertising, such as television, print, Internet, magazines and radio, as well as within the out-of-home advertising itself. Our competitors include advertising service providers that operate national advertising networks such as JCDecaux, Clear Media Limited, TOM Group Limited and Focus Media Holding Ltd., as well as advertising agencies such as Dentsu Inc., Portland and McCann World Group, and Internet platforms that aggregate information on advertising media owners, including www.99ad.com, www.0127.cn, www.a.com.cn and www.allchina.cn.

Intense competition could reduce our operating margins and profitability and result in a loss of market share. Moreover, some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition as well as financial, marketing or other resources, and may also be able to better implement similar or competing business models. In addition, several of our competitors may have larger advertising networks in different product sectors, which may enable them to reach a larger number of overall potential consumers. Significant competition will also provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, and any failure to compete could have a material adverse effect on our market share and could materially reduce our revenues and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors, and any failure to compete will have a material adverse effect on our market share as well as our business, financial condition, results of operations and prospects.

We may not be able to manage our expansion of operations effectively and failure to do so could strain our management, operational and other resources, which could materially and adversely affect our business and growth potential.

We have grown rapidly since our inception and we anticipate continued expansion of our business to address growth in demand for our advertising services, as well as to capture new market opportunities. The continued growth of our business has resulted in, and will continue to result in, substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:

•	our ability to continue to identify new out-of-home advertising locations and lease new advertising locations on commercially acceptable terms, or at all;

•	our ability to maintain and develop relationships with advertising media suppliers;

•	our ability to optimize our service offerings and increase sales of higher margin service offerings;

•	our ability to control operating expenses and increase operational efficiency;

•	information technology system enhancement, including improvements to our proprietary database;

•	strengthening of financial and management controls;

•	increased marketing, sales and sales support activities; and

•	hiring and training of new personnel, including sales and marketing personnel, execution team personnel and management personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Future alliances and acquisitions are expected to be a part of our growth strategy, and could expose us to significant business risks.

One of our strategies is to grow our business through selective alliances and acquisitions. We cannot assure you, however, that we will be able to identify and secure suitable acquisition opportunities. Our ability to consummate and effectively integrate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, if at all.

Moreover, if an acquisition candidate is identified, that acquisition candidate may not select us as a potential partner or we may not be able to enter into arrangements on commercially acceptable terms, or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and potential disruption of our existing business. Furthermore, we cannot assure you that the expected synergies from future acquisitions will actually materialize. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs, and contingent liabilities. Future acquisitions may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of financial or other resources from our existing businesses;

•	our inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with employees, customers or existing advertising media suppliers.

Any of the above could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

If we are unable to protect our propriety information, including trademarks, trade secrets and content, from infringement, our business, financial condition and results of operations may be materially and adversely affected.

Our intellectual property may be subject to various forms of theft and misappropriation. In particular, our competitors may attempt to copy and distribute content from our web-based proprietary database and other proprietary sources. We are also susceptible to competitors’ emulating our business model and methods. Preventing the unauthorized use of our intellectual property is difficult, time consuming and expensive, and may divert significant management and staff resources from our business operations. Misappropriation of our content, trademarks and other intellectual property could also divert significant business to our competitors. Moreover, unauthorized use of our content, trademarks or other intellectual property by third parties may cause the perceived quality and reliability of our service offerings to suffer.

Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the intellectual property rights of others. However, because the validity, enforceability and scope of protection of intellectual property rights in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. In addition, any litigation or proceeding or other efforts to protect our intellectual property rights could result in substantial costs and diversion of our resources and could seriously harm our business and operating results. Furthermore, the degree of future protection of our proprietary rights is uncertain and may not adequately protect our rights or permit us to gain or keep our competitive advantage. If we are unable to protect our propriety information, including trademarks, trade secrets and content, from infringement, our business, financial condition and results of operations may be materially and adversely affected.

The successful operation of our business depends on the performance and reliability of the Internet infrastructure, and interruptions to Internet access could have a material adverse effect on our business, financial condition and results of operations.

The success of our business is dependent on the performance and reliability of the Internet infrastructure worldwide and especially in China. This requires the maintenance of an appropriate Internet infrastructure that includes a network backbone with the necessary speed, data capacity and security, as well as the timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and amount of traffic. The existing Internet infrastructure may not be able to support such continued growth in users and traffic. In addition, increasing numbers of users, increasing bandwidth requirements, or problems caused by computer viruses and similar programs may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face additional outages and delays in the future. These outages and delays could reduce the level of Internet usage generally, which could reduce the level of usage of our marketplaces and materially and adversely affect our business, financial condition and results of operations.

In particular, our nationwide execution team accesses and updates our proprietary database remotely via the Internet. Almost all access to the Internet in China is maintained through government-controlled telecommunications operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. Furthermore, the national networks in China are connected to the Internet outside China through international gateways controlled by the PRC government. These international gateways are the only channels through which a user in China could connect to websites outside of China. We cannot assure you that a more technologically sophisticated and reliable Internet infrastructure will develop in China, and there may not be access to alternative networks in the event of disruptions, failures or other problems with China’s existing Internet infrastructure.

We rely on SRIT NETech Co. Ltd., or SRIT, to provide us with bandwidth and server custody service for our services. We do not control the operations of these facilities, and they are subject to damage or interruption from earthquakes, floods, fires, power loss and other similar events. We are unlikely to have any access to alternative networks or services in the event of disruptions, failures or other problems with the PRC’s Internet infrastructure or SRIT’s fixed telecommunications networks, or if SRIT or its affiliates otherwise fail to provide such services. In addition, we have no control over the costs of the services provided by SRIT or its affiliates. If SRIT or its affiliates fail to provide these services, we would be required to seek other providers, and we cannot assure you that we will be able to find alternative providers willing or able to provide high quality services in a timely manner or at all. Even if we find such providers, we cannot assure you that these providers will not charge us higher prices or demand unfavorable terms for their services. If the prices that we are required to pay for Internet services rise significantly or if we are required to accept terms that are not favorable to us, our financial condition and results of operations could be materially and adversely affected.

We rely on computer software and hardware systems in managing our operations, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.

We are dependent upon our integrated information management system to monitor our daily operations and to maintain accurate and up-to-date operating and financial data for compilation of management information. In addition, we rely on our computer hardware and network for the storage, delivery and transmission of the data. Any system failure which causes interruptions to the input, retrieval and transmission of data or increase in the service time could disrupt our operations. Any failure in our computer software and/or hardware systems could also have a material adverse effect on our business, financial condition and results of operations. Furthermore, the proper functioning of our information technology systems depends on accurate and reliable data and other information, which is subject to human and other error. In addition, if the capacity of our computer software and hardware systems fail to meet the increasing needs of our expanding operations, our ability to grow may be constrained.

Our success and, in particular, our ability to provide high quality customer service, depend on the efficient and uninterrupted operation of our computer and communications hardware systems. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake or other unanticipated problems at our facilities in China could result in interruptions to our services. We currently do not maintain any mechanism that backs up our data on a continuous basis, and our current system only performs data back-up on a weekly basis. In the event of a catastrophe or failure of our primary information technology systems, any data that have not been saved on our back-up system could be permanently lost. Any damage to or failure of our systems could have a material adverse effect on our business, financial condition and results of operations. In the case of frequent or persistent system failures, our reputation could also be materially damaged.

Computer viruses, “hacking” and software bugs may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names.

The proper functioning of our information technology systems is critical to our business. Computer viruses and hacking may cause delays or other service interruptions on our information technology systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could also result in significant damage to our hardware and software systems, including our proprietary database, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks, and other material adverse effects on our operations. Furthermore, we may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand recognition could be materially damaged and usage of our advertising services may decrease significantly.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use our proprietary information and know-how without infringing third party intellectual property rights. As we expand our service offerings, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources, may have or may obtain intellectual property protection that will prevent, limit or interfere with our ability to offer additional service offerings in China. Moreover, the defense of intellectual property suits, including trademark infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our service offerings; or

•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our clients or potential clients deferring or limiting their purchase of our service offerings, which could have a material adverse effect on our financial condition and results of operations.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period depending upon numerous factors, including the seasonality of advertising expenditures and corresponding advertising trends in the PRC. In particular, advertising expenditures in the PRC generally tends to increase prior to and during the “golden” holiday weeks, such as the National Day week in October. Advertising expenditure in the PRC is also affected by certain special events. For example, the Beijing Olympics in 2008 are expected to boost advertising expenditures in the period leading up to and during the event. Actual advertising expenditures, however, may not meet expectations or may decline significantly subsequent to the Olympics. Other factors that may affect our quarterly results include:

•	the loss of key clients;

•	our reliance on a limited number of significant sales or purchase agreements or a limited number of significant suppliers or clients;

•	our inventory risk in connection with the costs incurred under our lease agreements with media owners or operators, especially long-term leases;

•	our ability to carry out our operations as specified in existing leases, such as our agreements with Gome and White Horse;

•	our ability to renew existing leases or obtain new leases;

•	changes in pricing policies by us or our competitors;

•	variations in the advertising expenditure cycles of our clients;

•	the timing and market acceptance of new service offerings by us or our competitors;

•	changes in the industry operating environment;

•	changes in government policies or regulations or their enforcement; and

•	a downturn in general economic conditions in China or internationally.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our financial results for prior quarters as an indication of our future performance. If our revenues for a particular quarter are lower than we expect and we are unable to reduce our operating expenses for that quarter by a corresponding amount, our operating results for that quarter relative to our operating results from other quarters could be materially harmed.

Our business depends substantially on the continuing efforts of key personnel, including our senior executives and other key employees and skilled staff, and our business and growth may be severely disrupted if we lose their services.

Our future success is dependent on the continued services of our senior executives and other key employees and skilled staff. In particular, we rely on the expertise and experience of Jilun He, our founder, chairman and chief executive officer, including his industry expertise, operational and sales and marketing experience, and working relationships with our employees, media suppliers, advertising clients, and the relevant government authorities. The implementation of our business strategy and our future success also depend in large part on our continued ability to attract and retain highly qualified management and other skilled personnel, including for our nationwide execution team as well as our sales and marketing staff. We face competition for personnel from other advertising and media companies and other organizations. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business and prospects. The process of hiring suitably qualified personnel is also often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.

We do not maintain key-man insurance for members of our key personnel. If we lose the services of any senior management or other skilled personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. Furthermore, as we expect to continue to expand our operations, we will need to continue attracting and retaining experienced management and skilled personnel.

Certain of our executive officers hold interests in entities that might compete with us from time to time. If any disputes arise between us and these executive officers, failure to enforce our confidentiality or non-competition agreements with these executive officers could have a material adverse effect on our business, financial condition and results of operations.

Each of our executive officers has entered into confidentiality and non-competition agreements with us. In particular, notwithstanding these non-competition agreements, three of our executive officers, Jilun He, our founder, chairman and chief executive officer, Changwen Zhou, our director and general manager of our key customer relations department, and Xianzhou Zhu, our vice president, hold interests in entities engaged in the advertising business that might from time to time compete with us. These entities have in the past engaged in advertising transactions with us. See “Related Party Transactions — Certain Other Related Party Transactions.” If any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that any of these agreements could be enforced in China, where substantially all of our executive officers reside and hold substantially all of their assets. Failure to enforce our confidentiality or non-competition agreements with these executive officers could have a material adverse effect on our business, financial condition and results of operations. See “— Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.”

Our controlling shareholder has substantial influence over our company and his interests may not be aligned with your interests.

Currently, Jilun He, our founder, chairman and chief executive officer, beneficially owns 62.5% of our outstanding ordinary shares and will, upon the completion of this offering, beneficially own approximately         % of our outstanding ordinary shares, or         % if the underwriters exercise in full their over-allotment option. Jilun He is also a 98% shareholder of our affiliated PRC entity, Sichuan Time Share Advertising & Communication Co., Ltd., or Sichuan Time Share, with which we have contractual arrangements that are essential to our business. See “Our Corporate Structure and History.” As such, Jilun He has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may reduce the price of our ADSs. Moreover, Jilun He also holds interests in entities engaged in the advertising business that might from time to time compete with us.

Our independent auditors, in the course of auditing our consolidated financial statements noted several significant deficiencies in our internal controls that were deemed to constitute material weaknesses. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. In addition, investor confidence and the market price of our ADSs may be adversely impacted if we or our independent auditors are unable to attest to the adequacy of our internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company with a short operating history and limited accounting personnel and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. In the course of preparing our consolidated financial statements for the years ended December 31, 2005 and 2006, we identified certain clerical and other errors, which required restatement of our consolidated financial statements for these years. Furthermore, in connection with the audit of our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, our independent registered public accounting firm noted and communicated to us certain significant deficiencies in our internal control over financial reporting that were deemed to constitute “material weaknesses” as defined in standards established by the U.S. Public Company Accounting Oversight Board. These material weaknesses, which could result in a reasonable possibility that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis, consisted of (1) an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of US GAAP and SEC regulations relating to internal control over financial reporting commensurate with our reporting requirements, (2) a lack of an appropriate level of controls around the establishment and maintenance of an oversight function and communication of internal controls, policies and procedures to support our activities, (3) a lack of effective monitoring activities to prevent and detect misstatement in the accounts and disclosures and related assertions of the financial statements, and (4) a lack of adequate independent oversight to fulfill the required oversight function of monitoring and evaluating the independent auditors, our financial performance, transparency of its financial disclosures and the effectiveness of its internal controls.

In order to remedy these material weaknesses, we adopted and implemented several measures to improve our internal control over financial reporting. We have appointed a new chief financial officer with extensive corporate finance experience and have also supplemented our financial officers with additional accounting personnel. In addition, we have provided periodic training to our existing and new accounting staff to familiarize them with US GAAP.

We have established an audit committee composed in part of independent directors to oversee the accounting and financial reporting process as well as our external and internal audit functions. Within 90 days following the completion of this offering, a majority of the directors on our audit committee will be independent directors. All members of the audit committee will be independent within one year of the date of this prospectus. We plan to take additional initiatives to improve our internal control over financial reporting and disclosure control prior to the deadline for complying with the requirements of Section 404 of the Sarbanes-Oxley Act, including hiring additional accounting and internal audit personnel, providing additional accounting and financial reporting training, introducing US GAAP updates to our management and developing internal control policies and procedures to address reporting requirements under US GAAP. The implementation of these measures may not, however, fully address the deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. We plan to continue to address and remediate the deficiencies in our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Among other things, Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2009. In addition, beginning at the same time, our auditors must report on the effectiveness of our internal control over financial reporting. We cannot assure you that we will be able to comply with the relevant requirements in a timely manner. In addition, if we fail to timely achieve and maintain the adequacy of our internal control, we or our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may decline to attest to the effectiveness of our internal control over financial reporting or may issue an adverse opinion. Failure to correct any deficiencies or to discover and address any other weaknesses or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Under the relevant PRC laws, we or our lessors need to obtain land use rights or property title and/or construction permits in order to construct or operate outdoor billboards. Our leases for sites for the construction of billboards and our leases for out-of-home advertising media may not be in full compliance with PRC laws due to defective land use rights, property title, or construction permits, any of which may force us to demolish or remove billboards or structures that we construct on those sites and may result in our defaulting under our contracts with advertising clients, or which may force us to incur losses, damages and liabilities to our advertising clients.

Our leasing of certain land in the rural area may be deemed to violate PRC laws. Jilun He, our founder, chairman and chief executive officer, has granted us use rights free of charge for 59 billboards in Sichuan province totaling approximately 15,000 square meters of advertising space. The land under the leases is collectively owned by the residents of various villages, and the applicable PRC law may be interpreted to disallow use of the land for non-agricultural purposes, such as advertising, or leasing of the land to parties other than local residents or their collective economic organizations. Jilun He will not, however, indemnify us for any damages or losses that may be incurred due to any defects or disputes over the title of these billboards.

Title to certain urban sites where we operate out-of-home advertisements may be deemed defective. We lease certain spaces, sites or buildings in urban areas to construct billboards. We also rent billboards and other advertising media from their owners or operators. We cannot assure you that the site owners or operators hold the requisite legal title. If these site owners or operators do not in fact hold legal title to the sites and, as a result, do not have the right to lease these sites to us, we may be forced to relocate our billboards or other media to other sites.

Furthermore, certain local governmental authorities require construction permits for the placement of out-of-home advertising media in urban areas or along expressways. Out of the 361 billboards we own, we are required to obtain construction permits for 325, of which we have obtained valid permits for 250 billboards, and we are in the process of renewing the expired construction permits for 68 billboards. For the remaining 7 billboards, we are in the process of applying for construction permits as we are unable to confirm whether such permits have been obtained in the past.

Many of our leased billboards are constructed in areas where construction permits are required by local governmental authorities and the operators or owners of such advertising media are responsible for obtaining such permits. Although we are typically indemnified and held harmless if the owners or operators do not hold construction permits for the leased media, we may be forced to demolish and/or relocate our billboards or other media to other sites due to defective construction permits, which may result in our indemnifying our advertising clients due to our defaulting under the relevant service agreements.

In addition, these site leases typically provide, among other things, that the site owners or operators have the right to terminate the leases under certain conditions, including for changes in the authorized use of the sites pursuant to applicable PRC laws or government orders or for traffic management reasons.

If the PRC land authorities determine that our use of the land or sites violates PRC law due to defective land use rights, property title or construction permits, or, if our leases are terminated by site owners or operators, we may be ordered to restore the land and demolish the billboards or structures we established on the land in rural areas or on the sites or buildings in urban areas or along expressways, all without compensation. As a result, we may not be able to generate revenues from such leases and may incur additional costs in relocating or demolishing the relevant billboards or structures. Furthermore, to the extent we are not able to display any advertisements on those sites, we may have to incur losses, damages and liabilities to our advertising clients, which could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to public health problems, earthquakes and other natural disasters.

Our business could be adversely affected by the occurrence of avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. From 2005 to 2008, there have been reports on the occurrence of avian flu in various parts of China and elsewhere in Asia, including a few confirmed cases of human deaths. Our business may also be impacted by a number of health-related factors, including, among others, quarantines or closures of our offices, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could materially and adversely affect our business, financial condition and results of operations.

In addition, our business could be affected by earthquakes and other natural disasters. For example, a substantial portion of our business is conducted through Chengdu Dayu Weiye Advertising Co., Ltd., a subsidiary of our consolidated variable interest entity, Sichuan Time Share. A significant number of the billboards for which we have exclusive rights or long-term leases to operate is also located in Sichuan province. Furthermore, we have clients based in Sichuan province. Sichuan province is susceptible to earthquakes, such as the recent earthquake measuring 8.0 on the Richter scale that struck on May 12, 2008. Although based on our preliminary assessment there has been no material impact on our operations or financial condition resulting from the recent earthquake in Sichuan province, we cannot assure you that earthquakes or other natural disasters would not damage the billboards we operate or negatively affect our advertising clients, all of which could severely impair our ability to sell advertisements on such billboards. As a result, any occurrence of the foregoing or other natural disasters could have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital and may not be able to obtain it at acceptable terms or at all, which could adversely affect our liquidity and financial position.

As of December 31, 2007 and June 30, 2008 we had RMB219.8 million (US$32.0 million) and RMB121.3 million (US$17.7 million), respectively, in cash and cash equivalents. Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, together with our net proceeds from this offering, to be sufficient to fund our anticipated cash needs, including for working capital and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible or exchangeable to our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility.

Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by advertising companies; and

•	economic, political and other conditions in the PRC and elsewhere.

We may be unable to obtain additional capital in a timely manner or on commercially acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant shareholder dilution.

We may be subject to, and may expend significant resources in defending against, government proceedings and civil actions based on the advertising content placed on our advertising supplier network and the services we provide.

Offensive and objectionable content and legal standards for defamation and fraud in the PRC are less defined than in other more developed countries and we may not be able to properly screen out unlawful content. As a result, we may be subject to governmental enforcement proceedings and/or civil actions arising as a result of the advertising content placed on our advertising supplier network and services provided by us. In particular, regulatory enforcement actions and/or civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our advertising supplier network. Moreover, if consumers find the advertising content displayed on our network to be offensive, we may be held responsible for any consumer claims and media owners or operators may terminate their relationships with us. We cannot assure you that any such proceedings and/or actions will not have a material adverse effect on our reputation as well as our financial condition and results of operations, or that we will not have to expend significant resources defending our company from such proceedings and/or actions.

We do not have any business liability, third-party liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in the PRC is still at an early stage of development. Insurance companies in the PRC offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in the PRC, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Furthermore, we do not maintain any third- party liability insurance coverage or any insurance coverage for environmental damage arising from accidents that occur during the course of our operations, including the collapse of billboards or other media we own. As a result, we do not have any business liability, third-party liability, disruption or litigation insurance coverage for our operations in the PRC. We may have to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our financial condition and results of operations.

Fluctuations in the fair value of our options granted to consultants will affect our net income, which may negatively affect the market price of our ADSs and result in substantial losses to you.

On April 16, 2008, we granted 500,000 options at an exercise price of US$3.20 per share that will vest over a five-year period to an outside consultant for his consulting services to be provided to us. On July 3, 2008, upon mutual agreement, the consulting services agreement was terminated and, accordingly, the 500,000 options granted to this consultant pursuant to this consulting service agreement were forfeited. On April 16, 2008, we granted 198,000 options, or the consultant options, at an exercise price of US$3.20 per share that will vest over a four-year period to seven other outside consultants.

Our net income may change due to changes in the fair value of the consultant options. Under US GAAP, the fair value of consultant options granted to consultants is measured at the earlier of the performance commitment date or the date the services required under the arrangements have been completed. The consultant options will not qualify for final measurement until the services required have been completed. During financial reporting periods prior to the final measurement date, for purposes of the recognition of costs during these periods, the consultant options should be measured at their then-current fair value at each financial reporting date. Costs are recognized based on the proportion of services rendered during a reporting period. Changes in the fair value between reporting dates should be accounted for with a cumulative catch up adjustment, such that the total cumulative cost recognized is equal to the then-current fair value of the options multiplied by the cumulative proportion of services rendered as of the reporting date. For details of the relevant accounting treatment, see Note 2 of our consolidated financial statements for the six months ended June 30, 2007 and 2008 included elsewhere in this prospectus.

The fair value of the consultant options is affected by the price and expected dividend yield of our shares, the volatility of the market price of our ADSs and the risk-free interest rate. Any changes in these factors will affect the fair value of the consultant options. As of April 16, 2008 and June 30, 2008, the total fair value of such options was US$154,000 and US$205,000 respectively, based on valuations performed by Jones Lang LaSalle Sallmanns Limited. Assuming all the other factors identified in the June 30, 2008 valuation remain the same and the initial public offering price is US$             (the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus), we estimate the fair value of the consultant options to be US$             million based on valuations performed by Jones Lang LaSalle Sallmanns Limited. In the six months ended June 30, 2008, our share-based compensation expenses in connection with the options we granted to consultants during this period accounted for RMB0.7 million of our general and administrative expenses. An increase in our ADS price will increase the fair value of the consultant options, which will cause a decrease in our net income. Any such reduction of our net income may materially and adversely affect the market price of our ADSs and could result in substantial losses to you.

Risks Related to Regulation of Our Business and Our Structure

Compliance with PRC advertising laws, rules and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.

As an advertising service provider, we are required by the applicable PRC laws, rules and regulations to monitor the advertising content displayed by our advertising clients on our advertising supplier network for compliance with applicable law and to register each of the outdoor advertisements we assist in displaying with the local administration of industry and commerce. In addition, if a special government review is required for certain product advertisements before they are shown to the public, we are obligated to confirm that such review has been performed and approval has been obtained. In addition, for advertising content relating to certain types of products and services, such as food products, alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained the requisite government approvals, including the advertising client’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities.

We cannot assure you, however, that each advertisement that is provided to us and which we assist in displaying is in full compliance with relevant PRC advertising laws, rules and regulations, or that the supporting documentation and government approvals provided to us by our advertising clients are complete. Although we employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws, rules and regulations, the content standards in the PRC are less certain and less clear than in those in other countries, such as the United States. We cannot assure you that we will be able to properly review the content to comply with the standards imposed on us with any degree of certainty. The need to comply in a timely fashion with the applicable PRC advertising laws, rules and regulations, as well as any failure to so comply, may increase our operating and other expenses and reduce our profitability, as well as expose us to potential government sanctions and other actions for any failure to so comply.

If PRC regulatory bodies find that the agreements that establish the structure for operating our business in the PRC do not comply with applicable PRC regulatory restrictions, we could be subject to severe penalties.

Substantially all of our operations are conducted through our contractual arrangements with our consolidated variable interest entity in China, Sichuan Time Share. Although the applicable PRC laws, rules and regulations currently permit 100% foreign ownership of companies that provide advertising services, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operating experience in the advertising industry outside of China. As we do not directly operate an advertising business outside of China, we cannot qualify under the applicable PRC laws, rules and regulations until three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our subsidiary, Chengdu Time Share Technology Information Co., Ltd., or Chengdu Time Share, is currently ineligible to apply for the required licenses for providing advertising services in China. As a result, we operate our business in the PRC through Sichuan Time Share, which holds the licenses and permits required to provide advertising services in the PRC.

Sichuan Time Share is owned by two PRC citizens, Jilun He, our founder, chairman and chief executive officer, and Da’en He, Jilun He’s father. Sichuan Time Share is the primary entity through which we provide advertising services in China. Sichuan Time Share directly maintains our advertising supplier network, enters into leases and provides advertising services to our clients. We have been and are expected to continue to depend on Sichuan Time Share to operate our advertising business. We have entered into contractual arrangements with Sichuan Time Share, pursuant to which we, through Chengdu Time Share, provide technical support and consulting services to Sichuan Time Share. In addition, we have entered into agreements with Sichuan Time Share and each of its shareholders, which provide us with the substantial ability to control Sichuan Time Share. For a description of theses contractual arrangements, see “Our Corporate Structure and History” and “Related Party Transactions.”

Under a loan and equity pledge agreement, the shareholders of Sichuan Time Share pledged their equity interests in Sichuan Time Share to Chengdu Time Share. Under an equity pledge agreement dated December 19, 2007, the shareholders of Sichuan Time Share pledged their equity interests in Sichuan Time Share to Xi’an Time Share as a second priority equity pledge, secondary to the security interest in such equity interests held by Chengdu Time Share. Under an equity pledge agreement dated December 18, 2007, Sichuan Time Share pledged its equity interest in Hubei Time Share Advertising & Communication Co., Ltd., Chengdu Advertising, Beijing Time Share Advertising & Communication Co., Ltd. and Xi’an Time Share Advertising & Communication Co., Ltd. to Xi’an Time Share. The pledge under each of the three agreements was duly created by recording the pledge on the register of shareholders of each of Sichuan Time Share, Hubei Time Share Advertising & Communication Co., Ltd., Chengdu Advertising, Beijing Time Share Advertising & Communication Co., Ltd. and Xi’an Time Share Advertising & Communication Co., Ltd., as the case may be, in accordance with the PRC Collateral Law. According to the PRC Property Rights Law, effective as of October 1, 2007, the effectiveness of such pledge will be denied if the pledge is not registered with the relevant local branch of the State

Administration for Industry and Commerce, or SAIC. The parties under each of the above pledge agreements have not applied for such registration as no registration procedures have yet been promulgated by the SAIC. The parties will, however, apply or continue to make efforts to register such pledge when the SAIC implements registration procedures in accordance with PRC Property Rights Law in the future. We cannot assure you that the parties under the above pledge agreements will be able to register the pledge. Failure to register with the SAIC may affect the effectiveness of such pledge.

In the opinion of King & Wood, our PRC legal counsel: (1) the corporate structures of China Time Share Media Co. Ltd, Chengdu Time Share, Sichuan Time Share and the subsidiaries of Sichuan Time Share are in compliance with existing PRC laws, rules and regulations, (2) our contractual arrangements with Sichuan Time Share and its shareholders and the restructuring of our corporate structure are valid and binding, and will not result in any violation of PRC laws, rules or regulations currently in effect, and (3) each of China Time Share Media Co. Ltd, Chengdu Time Share, Sichuan Time Share and the subsidiaries of Sichuan Time Share has obtained all governmental authorizations under PRC laws required for its conduct of business, as described in this prospectus. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our business in the PRC do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.

If we or any of our entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the SAIC, which regulates advertising service providers, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and consolidated variable interest entity;

•	discontinuing or restricting our PRC subsidiaries’ and consolidated variable interest entity’s operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and consolidated variable interest entity may not be able to comply;

•	requiring us or our PRC subsidiaries and consolidated variable interest entity to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in the PRC.

The imposition of any of these penalties could have a material adverse effect on our ability to conduct our business.

We rely on contractual arrangements with Sichuan Time Share and its shareholders for a substantial portion of our PRC operations, which may not be as effective as exercising operational control through direct ownership.

We rely on contractual arrangements with Sichuan Time Share to operate our advertising business. These contractual arrangements, which require Sichuan Time Share to pay service and licensing fees to Chengdu Time Share, are currently the only means by which Chengdu Time Share receives economic benefits from Sichuan Time Share. In the future, we expect to continue to obtain economic benefits from Sichuan Time Share through these contractual arrangements. For a description of these contractual arrangements, see “Our Corporate Structure and History” and “Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership. In particular, contractual arrangements generally involve the mutual performance by the parties of the terms set out in the arrangements, and certain parties may decide not to comply with the terms of the contractual arrangements. Under the current contractual arrangements, as a legal matter, if Sichuan Time Share or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and resources to enforce such arrangements. In addition, although we anticipate that we will be able to renew the contractual arrangements since the shareholders of Sichuan Time Share are contractually obligated to take instructions from Chengdu Time Share during shareholders’ and board meetings, in the event we are unable to so extend such contractual arrangements, Chengdu Time Share may fail to obtain the requisite license to conduct an advertising business in China, and we may be required to temporarily suspend our operations. As a result, we may have to rely on legal remedies under PRC law, including claiming damages or seeking specific performance or injunctive relief, none of which we cannot assure you will be effective.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our operating entities, and our ability to conduct our business may be materially and adversely affected.

If advertising registration certificates are not obtained for our advertising operations where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at places where the required advertising registration is not obtained.

On May 22, 2006, the SAIC amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the new outdoor advertisement provisions, all or substantially all of our advertisements must be registered in accordance with the local branch of the SAIC. As of June 30, 2008, we had registered approximately 97% of our out-of-home advertisements with the relevant local branches of the SAIC and plan to register the remainder that have not yet been registered. We cannot, however, assure you that we will obtain all the registration certificate in compliance with the new outdoor advertisement provisions. If the requisite registration is not obtained, the relevant local branches of the SAIC may require us to forfeit our advertising income or may impose administrative fines on us. They may also require us to discontinue advertisements at certain locations where the requisite advertising registration is not obtained, which may result in a breach of one or more of our agreements with our advertising clients and materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into among our subsidiaries and consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities, and a finding that we or any of our subsidiaries or consolidated variable interest entity owe additional taxes or are ineligible for our preferential tax treatment, or both, could substantially increase our taxes owed, or could materially reduce our profits and the value of your investment.

Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We believe that the transactions among our subsidiaries and consolidated variable interest entity have been entered into on an arm’s-length basis because we use comparable market prices or the prices we have agreed upon with independent third parties in comparable transactions to help determine the consideration for these transactions. If, however, any of these transactions are found to not have been entered into on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for certain tax savings, or that any of our subsidiaries or consolidated variable interest entity is ineligible for their preferential tax treatment, could substantially increase our taxes owed and materially reduce our profits and the value of your investment. As a result of this risk, you should evaluate our financial condition and results of operations without regard to these tax savings.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or SAFE Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment, creation of any security interest over any assets located in China or any other material change in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to SAFE Circular No. 75. We may not be fully informed of the identities of all our beneficial owners who are PRC residents. Moreover, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular No. 75. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular No. 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular No. 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise materially and adversely affect our business. See “Regulation — Foreign Exchange Regulation.”

We have already notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group who are PRC residents, to make the necessary applications and filings, as required under this regulation. Jilun He, our founder, chairman and chief executive officer, made the requisite application in September 2006, which was accepted by the local SAFE branch in Sichuan province. The applications made by Xianzhou Zhu, Hong Zhong, Changwen Zhou, Jiaju Zeng and Yunfeng Fang in September 2006, however, initially were not accepted by the local SAFE branch in Sichuan province due to the uncertainty surrounding the application of SAFE Circular No. 75. These shareholders have reapplied to the local SAFE branch in Sichuan province and the results are currently pending. However, we cannot provide any assurance that all of our shareholders and the shareholders of the offshore entities in our group who are PRC residents will obtain the applicable registration. As these regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities including the local SAFE branch in Sichuan province. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which the market price of our ADSs could be materially and adversely affected.

Failure to comply with PRC regulations in respect of the registration of our PRC citizen employees’ share options may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, issued on January 5, 2007 by SAFE and relevant guidance issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas listed company pursuant to its employee share option plan are required, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company must be remitted into China. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, as well as open foreign currency accounts to handle transactions relating to the share option plan. We and our PRC citizen employees who have been granted share options will be subject to these rules upon the listing of our ADSs on the Nasdaq Global Market. If we or these holders fail to comply with these rules, we or these holders may be subject to fines and legal or administrative sanctions. See “Regulation — SAFE Regulations on Mergers and Acquisitions and Employee Stock Options.”

A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our principal subsidiaries in China, which could have a material adverse effect on our financial condition and results of operations.

In accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Income Tax Law, and the Notice on the Preferential Policies for Enterprise Income Tax on Technology Innovation Enterprises issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on September 8, 2006, both effective prior to January 1, 2008, an enterprise deemed a “high and new technology enterprise” and located in a “national high-tech development zone” was entitled to a preferential enterprise income tax, or EIT, rate of 15% and an exemption from the EIT for its first two profitable year. Chengdu Time Share, which is registered and operates in the Chengdu High and New Technology Industry Zone, was qualified as a “high and new technology enterprise” in accordance with the FIE Income Tax Law and its related rules and regulations and had thus been entitled to a 15% preferential EIT rate. In addition, under the FIE Income Tax Law, Chengdu Time Share was exempt from the 15% preferential EIT from 2007 to 2008. Furthermore, Chengdu Time Share was subject to the 3% local enterprise income tax rate in 2006 and 2007.

The PRC Enterprise Income Tax Law, or the New EIT Law, enacted on March 16, 2007, and the Enterprise Income Tax Law Implementing Regulations, or the Implementing Regulations, issued by the State Council of the PRC on December 6, 2007, became effective on January 1, 2008 upon the expiration of the FIE Income Tax Law and its related rules and regulations. The New EIT Law adopts a unified EIT rate of 25% for all enterprises, including foreign-invested enterprises, and for state enterprise income tax and local enterprise income tax, and revokes the previous tax exemption, reduction and preferential treatments which were applicable only to foreign- invested enterprises. However, any enterprises established before the promulgation of the New EIT Law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatments until the expiration of such period. If the fixed period has not commenced because of tax losses, it shall be deemed to commence in 2008. For the purpose of implementing the New EIT Law and the Implementing Regulations, the State Council of the PRC issued the Notice on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law, or the Notice on Preferential Policies, on December 26, 2007. Under the New EIT Law and the Notice on Preferential Policies, Chengdu Time Share, which was established in October 2006 before the promulgation of the New EIT Law, will continue to be entitled to preferential tax treatments pursuant to which Chengdu Time Share will be exempt from EIT in 2008. In light of the New EIT Law’s adoption of a unified EIT rate of 25%, Chengdu Time Share will not be subject to the 3% local enterprise income tax rate beginning in 2008. As Xi’an Time Share Technology Information Co., Ltd., or Xi’an Time Share was established on November 7, 2007, Xi’an Time Share’s income tax rate will be 25% beginning on January 1, 2008. Moreover, under the New EIT Law and the Implementing Regulations, an income tax rate of 10% will be applicable to dividends payable to foreign investors that are “non-resident enterprises” to the extent such dividends were derived from sources within the PRC.

Under the New EIT Law, any enterprise qualified as a “high and new technology enterprise” in accordance with the criteria set out in related rules and regulations will be entitled to a preferential EIT rate of 15%. Chengdu Time Share will apply to qualify as a “high and new technology enterprise” to enjoy the 15% preferential tax rate, but we cannot assure you that we will be able to obtain such a qualification.

If Chengdu Time Share is not entitled to a preferential EIT rate of 15% or is not exempt from the 15% preferential EIT in 2008 and is not deemed a “high and new technology enterprise” under the New EIT Law, or if withholding taxes are imposed on the dividends we receive from Chengdu Time Share and Xi’an Time Share, our financial condition and results of operations could be materially and adversely affected.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law and we may therefore be subject to PRC income tax for any dividends we receive from our subsidiaries, which may materially and adversely affect the amount of dividends we must pay to our shareholders and ADS holders.

On March 16, 2007, the New EIT Law was enacted and became effective on January 1, 2008 upon the expiration of the FIE Income Tax Law and its related rules and regulations. On December 6, 2007, the State Council of the PRC enacted the Enterprise Income Tax Law Implementing Regulations, or the Implementing Regulations. Under the New EIT Law and the Implementing Regulations, which became effective on January 1, 2008, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. It is currently unclear in which situations a non-PRC enterprise’s “de facto management body” is located in the PRC. Substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which will include any dividend income we receive from our subsidiaries. In addition, although the New EIT Law provides that dividend income between qualified resident enterprises is exempted income, it is not clear what is considered a qualified resident enterprise under the New EIT Law. If we are required under the New EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends we may pay to our shareholders and ADS holders.

Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.

Unlike the FIE Income Tax Law, which specifically exempted withholding tax on any dividends payable to non-PRC investors, the New EIT Law and the Implementing Regulations, effective January 1, 2008, provide that an income tax rate of 10% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within the PRC. However, dividends accumulated but not declared prior to January 1, 2008 are exempted from the 10% income tax according to the Notice on Several Preferential Policies of the Enterprise Income Tax issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on February 22, 2008. Therefore, any gain realized on the transfer of shares by such investors is also subject to 10% tax if such gains is regarded as income derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries, primarily those located in the PRC. If we declare dividends from such income, it is unclear whether the dividends we pay with respect to our ADSs, or the gain our non-PRC shareholders or ADS holders may realize from the transfer of our ordinary shares or ADSs, would be treated as PRC-sourced income and be subject to PRC tax. If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders, or if non-PRC foreign shareholders and ADS holders are required to pay PRC income tax on the transfer of their ordinary shares or ADSs, the value of your investment may be materially reduced.

We rely principally on dividends and other distributions paid by our consolidated operating entities to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions paid by Chengdu Time Share and Xi’an Time Share for our cash requirements, including the funds necessary to service any debt we may incur. If our PRC subsidiaries incur their own debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our subsidiaries currently have in place with our consolidated variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Furthermore, relevant PRC laws, rules and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws, rules and regulations, these subsidiaries are also required to set aside a portion of net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. As a result of these PRC laws, rules and regulations, our PRC subsidiaries and our consolidated variable interest entity are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. Any limitation on our PRC subsidiaries’ ability to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

In addition, under the New EIT Law and the Implementing Regulations, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us will be subject to a 10% withholding tax rate, unless we are deemed to be a PRC “resident enterprise.” See “— Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”

Changes in laws, rules and regulations governing advertising on billboards or otherwise affecting our business in the PRC may result in substantial additional costs and the inefficient diversion of resources and have a material adverse effect on our business, financial condition, results of operations and prospects.

There are no existing PRC laws, rules or regulations that specifically define or regulate advertising on billboards. Moreover, we cannot assure you that any new laws, rules or regulations governing advertising on billboards, or out-of-home advertising generally, would not be burdensome to us or otherwise increase compliance and other costs or have a material adverse effect on our business and operations. We also cannot predict the timing and effects of any such new laws, rules or regulations. Changes in laws, rules and regulations governing advertising services, our business licenses or any other aspects of our business and operations may result in substantial additional costs as well as diversion of resources, and could have a material adverse effect on our financial condition, results of operations and prospects.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our consolidated PRC operating entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company, our ability to make loans or additional capital contributions to our consolidated PRC entities are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities may not exceed statutory limits and must be registered with SAFE or its local counterpart. Furthermore, any capital contributions from us to our consolidated PRC entities must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our consolidated PRC entities. If we fail to receive these registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in the PRC

Adverse changes in the political and economic policies of the PRC government could significantly decrease the overall economic growth of the PRC, which could lead to a reduction in demand for our services and materially and adversely affect our business, financial conditions, results of operations and prospects.

Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the level of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the PRC economy has experienced significant growth in the past 25 years, growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely effected by government control over capital investments or changes in tax regulations that are applicable to us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in the PRC, including changes in the policies of the PRC government or in laws and regulations in the PRC, could have a material adverse effect on the overall economic growth of the PRC and in out-of-home advertising as well as the overall advertising industry. Such developments could lead to a reduction in demand for our services and materially and adversely affect our business, financial condition, results of operations and prospects.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our consolidated entities established in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Chinese advertising industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. The conversion of the Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an average appreciation of the Renminbi against the U.S. dollar of approximately 17.1% between July 21, 2005 and June 30, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

Substantially all of the revenues and expenses of our consolidated operating subsidiaries and consolidated variable interest entity are denominated in Renminbi. In addition, substantially all of our sales contracts were denominated in Renminbi and substantially all of our costs and expenses are denominated in Renminbi. The net proceeds from this offering will be denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Risks Related to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs included for listing on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs was determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price. If an active trading market for our ADSs does not develop after this offering, the liquidity for our ADSs will be very limited and the market price of our ADSs may be materially and adversely affected.

The market price for our ADSs may be volatile, which could result in substantial losses to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	announcements of studies and reports relating to the circulation, ratings, audience, quality or effectiveness of our services or those of our competitors;

•	changes in the economic performance or market valuations of other advertising service providers;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the out-of-home advertising industry;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ADSs; and

•	sales or perceived potential sales of additional ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs, which could result in substantial losses to you.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise by the underwriters of their over-allotment option), representing the difference between our net tangible book value per ADS as of                     , 2008, after giving effect to this offering and the assumed initial public offering price of US$             per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. In addition, you may experience further dilution if share options, warrants or other rights to purchase our ordinary shares that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional ordinary shares at prices lower than our net tangible book value at the time of issuance. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have              ordinary shares outstanding, including              ordinary shares represented by              ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of certain lock-up arrangements entered into among us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representative. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict the effect, if any, market sales of securities held by our significant shareholders or any other shareholders or the availability of these securities for future sale will have on the market price of our ADSs.

In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Description of Share Capital.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. Any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and the trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule purports to require, among other things, offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The application of their new PRC regulation is unclear. On December 14, 2006, the CSRC published a notice on its official website specifying the documents and materials required to be submitted by SPVs seeking CSRC approval of their overseas listings, or the Related Clarification.

Our PRC counsel, King & Wood, has advised us that CSRC approval is not required for the issuance and sale of our ordinary shares and ADSs and the listing and trading of our ordinary shares and ADSs on the Nasdaq Global Market, because: (1) the CSRC has not promulgated any guidance on the application and acceptance procedures for these matters which do not fall within the applicable scope of the M&A Rules and the Related Clarification, (2) Chengdu Time Share and Xi’an Time Share were established as foreign-invested enterprises by means of direct investment at the time of incorporation and not through a merger or acquisition of PRC domestic enterprises, the latter of which would fall under the ambit of the New M&A Rule, and (3) we do not hold any equity interests in Sichuan Time Share or any of its subsidiaries. However, as it is uncertain how the New M&A Rule will be interpreted or implemented by the relevant PRC regulatory authorities, we cannot assure you that such regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authorities subsequently determine that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or such other PRC regulatory authorities. In such event, these regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as on the trading price of our ADSs. The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is, subject to certain exceptions, 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary bank will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a foreign private issuer with ADSs listed on the Nasdaq Global Market, we may follow certain home country corporate governance practices in lieu of certain Nasdaq Global Market requirements.

As a foreign private issuer whose ADSs are listed on the Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq Global Market requirements. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each Nasdaq Global Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in the Cayman Islands and listed on the Nasdaq Global Market, we expect to follow our home country practice with respect to, among other things, the composition of the board of directors, director nomination procedures, the compensation of officers, the distribution of annual reports to shareholders and quorum requirements at shareholders’ meetings. In addition, we expect to follow Cayman Islands law instead of the Nasdaq Global Market requirements that mandate that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the stock or assets of another company. For a description of the material corporate governance differences between the Nasdaq Global Market requirements and Cayman Islands law, see “Description of Share Capital — Differences in Corporate Law.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2007 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a Delaware company.

We have not determined a specific use for a portion of the net proceeds we will receive from this offering and we may use such portion of the net proceeds in ways in which you may not agree.

We have not allocated a significant portion of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADSs price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Anti-takeover provisions in our charter documents may discourage acquisition of our company by a third party, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more classes or series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares, including shares underlying our ADSs, may be materially and adversely affected.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Based on the expected initial public offering price of our ADSs, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year. However, since it is not clear how the contractual arrangements between us and our consolidated variable interest entity will be treated for purposes of the PFIC rules, and our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year, there is no guarantee that we will not to be a PFIC for our current or any future taxable year. As PFIC status is a factual determination for each taxable year which cannot be made until after the close of the taxable year, Davis Polk & Wardwell, our U.S. counsel, expresses no opinion with respect to our PFIC status for any taxable year. A non-U.S. corporation is considered a PFIC for a taxable year if either: (1) at least 75% of its gross income is passive income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. As we currently have, and expect to continue to have after this offering, significant passive assets, our PFIC status will depend largely on the value of our assets, including goodwill, which may be determined in large part based on the market price of our ADSs. It is possible that the market price of our ADSs may change significantly following our initial public offering. Accordingly, it is possible that changes in the market price of our ADSs following on initial public offering may result in our being a PFIC for the current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. holder held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. In particular, absent certain elections, gain realized upon a disposition of ADSs or ordinary shares by a U.S. holder, as well as certain distributions by us to a U.S. holder, would be allocated ratably over such holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the current taxable year or to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. See “Taxation — United States Federal Taxation — Passive foreign investment company considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors”, which may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will,” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth strategies;

•	our future business development, financial condition and results of operations;

•	our plans to expand our network into additional locations in the PRC;

•	competition in the PRC advertising industry;

•	expected growth in the urban population, consumer spending, average income levels and advertising expenditure levels;

•	PRC governmental policies and regulations relating to the advertising industry, out-of-home advertising and other areas relevant to our business activities; and

•	fluctuations in the general economic and business conditions in the PRC.

The forward-looking statements made in this prospectus relate only to events or information as of the date of this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains data related to the advertising market in China, and we have derived such data from ZenithOptimedia and Euromonitor, reports of CTR Market Research and Datasea Marketing Research Group commissioned by us or by third parties, the Chinese Advertising Yearbook, the PRC Ministry of Labor and Social Security, the PRC National Bureau of Statistics, the PRC National Development and Reform Commission and the PRC State Information Center. These market data include projections that are based on a number of assumptions. Unlike in the United States, there are limited authoritative data in China on the advertising market, particularly on a nationwide basis. In addition, any data that is available may not be current. Moreover, the advertising market in China may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our ADSs. In addition, the rapidly changing nature of the advertising market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$             million, or US$             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$             per ADS, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by US$             million, after deducting the estimated discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering as follows:

•

approximately US$             million for obtaining exclusive rights or leases to operate advertising media in prime locations and making payments under our agreement with Gome Home Appliance Co., Ltd. for the construction of billboards on the outdoor surfaces of 1,000 stores and the right to display advertisements on those billboards;

•	approximately US$ million for continued expansion into other forms of out-of-home advertising media, such as LCDs and LED displays;

•	approximately US$ million for the redemption of US$13,000,000 principal amount of our 5% secured convertible notes due 2010 together with the interest accrued on such notes; and

•

the remaining proceeds for general corporate purposes and for potential acquisitions of media owners or operators in cases where they complement our existing business or help us establish a presence in new markets.

The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments.

In utilizing the proceeds from this offering, as an offshore holding company we are permitted under PRC laws, rules and regulations to provide funding to our consolidated PRC entities through loans or capital contributions and to other entities through loans only. Subject to the satisfaction of applicable government registration and approval requirements, we may extend loans to our consolidated PRC entities or make additional capital contributions to our consolidated PRC entities to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors — Risks Related to Regulation of Our Business and Our Structure — PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our consolidated PRC operating entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Other than dividends paid by our predecessor, Sichuan Outdoor, in 2006, we have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has the discretion to decide whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entry’s registered capital. As of June 30, 2008, the accumulated balance of our statutory reserve funds amounted to RMB5.9 million (US$0.9 million) and the retained earnings of our consolidated PRC entities amounted to RMB108.9 million (US$15.9 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our consolidated subsidiaries and consolidated variable interest entity incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Under the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, which expired on January 1, 2008, any dividends payable by foreign-invested enterprises to non-PRC investors are exempt from any PRC withholding tax. Under the PRC Enterprise Income Tax Law, or the New EIT Law, and the Enterprise Income Tax Law Implementing Regulations, or the Implementing Regulations, issued by the State Council of PRC in 2007, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10%, unless we are deemed to be a PRC “resident enterprise.” See “Risk Factors — Risks Related to Regulation of Our Business and Our Structure — Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”

Moreover, the New EIT Law and the Implementing Regulations provide that an income tax rate of 20% or 10% will respectively be applicable to dividends payable to non-PRC investors who are individuals or considered as “non-resident enterprises” which have no establishment inside the PRC, or derive income not substantially connected with their establishments inside the PRC, to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we declare dividends on such income, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the applicable tax laws and their implementing regulations, and be subject to the 10% income tax. See “Taxation — PRC Taxation.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2008:

•	on an actual basis;

•

on a pro forma basis to give effect to the conversion of US$7,000,000 principal amount of our 5% secured convertible notes due 2010 into              ordinary shares upon the completion of this offering, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus;

•	on a pro forma basis to give effect to the automatic conversion of 22,420,635 outstanding shares of our Series A preferred shares into 19,436,416 ordinary shares; and

•

on a pro forma as adjusted basis to give further effect to the sale of the ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2008
	Actual		Pro forma		Pro forma as adjusted
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Series A-1 convertible contingently redeemable preferred shares, US$0.0001 par value, 13,000,000 shares authorized, 12,500,000 shares issued and outstanding	57,573	8,394	—	—
Series A-2 convertible contingently redeemable preferred shares, US$0.0001 par value, 10,000,000 shares authorized, 9,920,635 shares issued and outstanding	85,501	12,465	—	—
Shareholders’ equity:
Ordinary shares, US$0.0001 par value, 100,000,000 shares authorized, 50,000,000 shares issued and outstanding (actual); shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—	—	15	2
Additional paid in capital	(195,764)	(28,541)	(7,468)	(1,089)
Accumulated other comprehensive income	26,113	3,807	26,113	3,807
Retained Earnings	69,524	10,136	60,230	8,781

Total shareholders’ (deficit) equity	(100,127)	(14,598)	78,890	11,501

Total Capitalization(1)	42,947	6,261	78,890	11,501

(1)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$             on a pro forma as adjusted basis, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriter’s over-allotment option.

The table above excludes:

•	180,000 restricted shares and 3,690,430 ordinary shares issuable upon the exercise of options granted under our Share Incentive Plan as of June 30, 2008. See “Management — Share Incentive Plan”; and

•

             ordinary shares issuable upon the exercise of warrants held by Blue Ridge Investments, LLC, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. See “Description of Share Capital — History of Securities Issuances — Convertible notes and warrants.”

As of the date of this prospectus, there has been no material change to our capitalization as set forth above. You should read the table above together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

EXCHANGE RATE INFORMATION

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	(Renminbi per US$1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8090	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1915	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June	6.8591	6.8993	6.9633	6.8591
July	6.8388	6.8365	6.8632	6.8104
August	6.8252	6.8462	6.8705	6.7800
September (through September 8)	6.8438	6.8398	6.8510	6.8215

Source: Federal Reserve Bank of New York

(1)

Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

We publish our financial statements in Renminbi, and substantially all of our revenues, costs and expenses are denominated in Renminbi. Our functional currency is the U.S. dollar and the functional currency of our consolidated subsidiaries and the consolidated variable interest entity is the Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in effect on June 30, 2008, which was RMB6.8591 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On September 8, 2008, the noon buying rate was RMB6.8438 to US$1.00.

The People’s Bank of China issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2.0% to RMB8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi will no longer be pegged to the U.S. dollar. This change in policy has resulted in an approximately 17.1% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and June 30, 2008. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

DILUTION

If you invest in our ADSs, you will experience dilution to the extent of the difference between the initial public offering price per ADS you pay in this offering and the pro forma net tangible book value per ADS immediately after this offering.

Our net tangible book value as of June 30, 2008 was approximately negative US$1.2 million, or approximately negative US$0.02 per ordinary share or US$             per ADS. Net tangible book value per ADS is equal to our total tangible assets (net of goodwill and net intangible assets) minus total liabilities, all divided by the number of ADSs outstanding as of June 30, 2008.

Our pro forma net tangible book value as of June 30, 2008 was approximately US$4.1 million, or approximately US$0.06 per share or US$             per ADS. Pro forma net tangible book value per ADS gives effect to the conversion of 22,420,635 outstanding Series A preferred shares into 19,436,416 ordinary shares, and the conversion of US$7,000,000 principal amount of our 5% secured convertible notes due 2010 into              ordinary shares upon the completion of this offering and the redemption of US$13,000,000 principal amount of our 5% secured convertible notes due 2010.

After giving effect to the sale of the              ADSs at an assumed initial public offering price of US$             per ADS, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value would have been approximately US$             million, or approximately US$             per share or US$ per ADS. This represents an immediate increase in pro forma net tangible book value of approximately US$             per share and US$             per ADS to existing shareholders and an immediate dilution of approximately US$             per share and US$             per ADS to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of June 30, 2008	US$	-0.02
Decrease attributable to the conversion of our Series A preferred shares and 5% secured convertible notes due 2010	US$	0.08
Pro forma net tangible book value as of June 30, 2008	US$	0.06
Increase per ordinary share attributable to the offering	US$

Pro forma as adjusted net tangible book value per ordinary share after this offering	US$

Dilution per ordinary share to new investors	US$

Dilution per ADS to new investors	US$

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value would increase to approximately US$             per ordinary share or US$             per ADS, representing an increase to existing shareholders of approximately US$             per ordinary share or US$             per ADS, and there would be an immediate dilution of approximately US$             per ordinary share or US$             per ADS to new investors.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$            , or by US$             per ordinary share and by US$             per ADS, assuming no exercise of the underwriters’ over-allotment option, and after deducting the estimated discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2008, after giving effect to this offering, the conversion of our Series A preferred shares outstanding as of that date, and the conversion of US$7,000,000 principal amount of our 5% secured convertible notes due 2010 into              ordinary shares upon the completion of this offering, the total number of ADSs purchased from us and the total consideration and average price per ordinary share/ADS paid by existing shareholders and by new investors:

	Shares purchased			Total consideration			Average price	Average price
	Number	%		Amount	%		per ordinary share	per ADS
Existing shareholders			%			%	US$	US$
New investors							US$	US$

Total		100.0%			100.0%

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma as adjusted percentage of ADSs held by existing shareholders will decrease to approximately % of the total number of pro forma as adjusted ADSs outstanding after this offering; and

•	the pro forma as adjusted number of ADSs held by new public investors will increase to , or approximately % of the total pro forma as adjusted number of ADSs outstanding after this offering.

The tables and calculations above are based on              ordinary shares outstanding as of June 30, 2008 and exclude:

•	180,000 restricted shares and 3,690,430 ordinary shares issuable upon the exercise of options granted under our Share Incentive Plan as of June 30, 2008. See “Management — Share Incentive Plan”; and

•

             ordinary shares issuable upon the exercise of warrants held by Blue Ridge Investments, LLC, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. See “Description of Share Capital — History of Securities Issuances — Convertible notes and warrants”.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007, and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. These financial statements have been prepared in accordance with US GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on those consolidated financial statements is included elsewhere in this prospectus. The following summary consolidated statement of operations data for the six months ended June 30, 2007 and 2008 and the consolidated balance sheet data as of June 30, 2008 have been derived from our unaudited interim condensed consolidated financial statements, which have been prepared in accordance with US GAAP and on the same basis as our audited consolidated financial statements, and contain normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited periods. Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008. This information is only a summary and should be read in conjunction with the consolidated financial statements, the related notes, other financial information and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results expected for any future periods.

We have not included financial data for any period prior to the year ended December 31, 2005. Our predecessor was formed in September 2004 and, began operations under a business model that is significantly different from our current business model. We began migrating to our current business model during the course of 2005, and commenced doing business based on our current business model in 2006. In light of the change in our business model and the significant growth in our business in 2006 and 2007, we are of the view that the financial data for the year ended December 31, 2004 would not be meaningful to investors. Furthermore, such financial data is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2005, 2006 and 2007. We have historically prepared limited unconsolidated financial statements under PRC accounting standards for internal purposes and only to support tax return information filed with the PRC tax authorities. As a result, we are unable to prepare selected consolidated financial data in accordance with US GAAP for any period prior to 2005 without expending unreasonable effort and expense.

	Year ended December 31,				Six months ended June 30,
Consolidated statement of operations data	2005	2006	2007		2007	2008
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share data)
Revenues	76,356	139,405	287,183	41,869	106,819	274,401	40,005
Business tax and other sales tax	(2,418)	(5,505)	(11,165)	(1,628)	(3,535)	(9,955)	(1,451)

Net revenues	73,938	133,900	276,018	40,241	103,284	264,446	38,554
Cost of revenues	(70,642)	(89,610)	(179,732)	(26,204)	(75,928)	(180,950)	(26,381)

Gross profit	3,296	44,290	96,286	14,037	27,356	83,496	12,173

Operating expenses(1):
Sales and marketing expenses	(6,882)	(19,659)	(15,749)	(2,296)	(6,373)	(18,560)	(2,705)
General and administrative expenses	(2,449)	(7,570)	(11,161)	(1,627)	(4,248)	(15,000)	(2,187)

Total operating expenses	(9,331)	(27,229)	(26,910)	(3,923)	(10,621)	(33,560)	(4,892)

Income (loss) from operations	(6,035)	17,061	69,376	10,114	16,735	49,936	7,281
Subsidy income	527	204	722	105	—	—	—
Interest expense and amortization of debt discount	—	—	(2,059)	(300)	(326)	(14,872)	(2,168)
Change in fair value of warrants and embedded derivatives	—	—	—	—	—	(6,229)	(908)
Other income (expenses)	24	(124)	81	12	95	843	122

Income (loss) before income tax and minority interest	(5,484)	17,141	68,120	9,931	16,504	29,678	4,327
Income tax benefits (expenses)	336	(11,820)	(8,030)	(1,171)	(1,946)	(1,715)	(250)

Net income (loss) before minority interest	(5,148)	5,321	60,090	8,760	14,558	27,963	4,077
Minority interest	46	(736)	88	13	—	99	14

Net income (loss)	(5,102)	4,585	60,178	8,773	14,558	28,062	4,091
Accretion of Series A-1 convertible contingently redeemable preferred shares	—	(244)	(2,842)	(414)	(1,442)	(1,391)	(203)
Cumulative dividend on Series A-1 convertible contingently redeemable preferred shares	—	(150)	(1,751)	(255)	(889)	(840)	(122)
Accretion of Series A-2 convertible contingently redeemable preferred shares	—	—	(2,318)	(338)	—	(2,447)	(357)
Cumulative dividend on Series A-2 convertible contingently redeemable preferred shares	—	—	(1,196)	(174)	—	(1,247)	(182)

Net income (loss) attributable to holders of ordinary shares	(5,102)	4,191	52,071	7,592	12,227	22,137	3,227

Net income (loss) per share:
Net income per ordinary share — basic	(0.10)	0.08	0.78	0.11	0.20	0.32	0.05
Net income per ordinary share — diluted	(0.10)	0.08	0.78	0.11	0.20	0.28	0.04
Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000
Weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	80,674,410	80,674,410
Pro forma net income per ordinary share — basic(2)	—	—	0.61	0.09	—	0.34	0.05
Pro forma net income per ordinary share — diluted(2)	—	—	0.61	0.09	—	0.34	0.05
Pro forma weighted average ordinary shares outstanding used in computing net income per ordinary share — basic(2)	—	—	69,857,342	69,857,342	—	71,579,711	71,579,711
Pro forma weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted(2)	—	—	69,857,342	69,857,342	—	71,587,454	71,587,454

(1)

Includes share-based compensation expenses of RMB8.6 million in 2006 relating to the issuance of 4,750,000 of our ordinary shares held by Knowrience Holdings Limited for nominal consideration to some of our executive officers and directors and share-based compensation expenses of RMB1.8 million in the six months ended June 30, 2008 relating to our Share Incentive Plan senior management, employees and consultants.

(2)

On November 10, 2006 and July 9, 2007, we issued Series A-1 and Series A-2 convertible contingently redeemable preferred share, respectively, which will convert automatically into ordinary shares upon the completion of this offering. On December 19, 2007, we issued convertible notes and warrants to Blue Ridge Investments, LLC. On April 21, 2008, the holders of the convertible notes agreed to convert US$7,000,000 principal amount of convertible notes into ordinary shares upon the completion of this offering at a conversion price equal to 100% of the price of the ordinary shares issued and/or offered to the public under this offering. We will redeem the remaining US$13,000,000 principal amount of convertible notes at 100% of the principal amount upon the completion of this offering, together with any accrued and unpaid interest, unless previously redeemed, converted, purchased and cancelled before the completion of this offering. The consolidated statement of operations data for year ended December 31, 2007 and for the six months ended June 30, 2008 above assume the conversion of Series A-1 and A-2 Shares, the conversion of US$7,000,000 principal amount of convertible notes and the redemption of US$13,000,000 principal amount of convertible notes had occurred on January 1, 2007 and 2008, respectively.

	As of December 31,				As of June 30,
Consolidated balance sheet data	2005	2006	2007		2008		2008
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)				(in thousands)		pro forma balance sheet(1)
Cash and cash equivalents	12,867	66,215	219,812	32,047	121,266	17,680	23,643	3,447
Accounts and notes receivable (net of allowance for doubtful accounts)	4,150	14,796	94,312	13,750	132,122	19,262	132,122	19,262
Total current assets	29,002	111,468	366,313	53,405	328,316	47,866	230,693	33,633
Total assets	30,581	114,305	429,765	62,655	463,155	67,523	363,183	52,948
Total current liabilities	41,998	47,997	278,589	40,614	265,791	38,750	262,164	38,221
Total liabilities	42,054	48,056	425,675	62,058	419,827	61,206	283,912	41,391
Series A-1 convertible contingently redeemable preferred shares	—	57,535	59,442	8,666	57,573	8,394	—	—
Series A-2 convertible contingently redeemable preferred shares	—	—	87,512	12,759	85,501	12,465	—	—
Total shareholders’ (deficit) equity	(11,473)	7,828	(143,344)	(20,898)	(100,127)	(14,598)	78,890	11,501

(1)	Pro forma for the assumed conversion of the Series A-1 and A-2 convertible contingently redeemable preferred shares and US$7,000,000 principal amount of our 5% secured convertible notes due 2010, the redemption of US$13,000,000 principal amount of our 5% secured convertible notes due 2010, and payment of related dividend and interest, as set forth on the consolidated balance sheets.

The following table presents a summary of our cash flows for the periods indicated:

	Year ended December 31,				Six months ended June 30,
	2005	2006	2007		2007	2008
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	18,809	14,169	15,910	2,319	(33,703)	(5,733)	(836)
Net cash used in investing activities	(6,433)	(22,563)	(29,002)	(4,228)	(8,630)	(47,604)	(6,940)
Net cash provided by (used in) financing activities	—	61,741	166,689	24,302	(3,577)	(45,209)	(6,591)

The following table sets forth information on the media in our proprietary database as of December 31, 2007 and June 30, 2008.

	As of December 31, 2007						As of June 30, 2008
	Exclusive Rights/Long-term Lease(1)		Strategic Cooperation Agreements(2)		Periodic contact Media(3)		Exclusive Rights/Long-term Lease(1)		Strategic Cooperation Agreements(4)		Periodic Contact Media(5)
	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)
Billboards	575	137,104	5,664	1,386,144	18,576	4,110,657	567	146,783	5,959	1,443,034	23,185	5,033,553
Digital media	1	351	22	11,382	84	7,331	—	—	33	12,590	98	9,778
Out-of-home network media(6)	327	8,837	5,131	38,187	44,541	324,917	157	2,574	5,096	34,402	44,657	297,079

Total	903	146,292	10,817	1,435,713	63,201	4,442,905	724	149,357	11,088	1,490,026	67,940	5,340,411

(1)	Includes media for which our founder, chairman and chief executive officer, Jilun He, has granted us use rights as well as media that we lease for one year or longer.

(2)	Includes media owned or operated solely by third parties with whom we have entered into strategic cooperation agreements, of which 3,705 units (approximately 900,468 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(3)	Includes media owned or operated solely by third parties with whom we have not entered into strategic cooperation agreements, of which 4,325 units (approximately 960,824 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(4)	Includes media owned or operated solely by third parties with whom we have entered into strategic cooperation agreements, of which 3,770 units (approximately 906,834 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(5)	Includes media owned or operated solely by third parties with whom we have not entered into strategic cooperation agreements, of which 4,342 units (approximately 954,618 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(6)	Primarily includes street furniture and transit area displays.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” and elsewhere in this prospectus.

Overview

We are a leading advertising service provider with broad and comprehensive out-of-home advertising coverage in the PRC. We own and operate a proprietary database which aggregates comprehensive information on approximately 7.0 million square meters of advertising space from approximately 5,110 media owners or operators located in approximately 310 cities in the PRC as of June 30, 2008. According to a report issued by CTR Market Research, a certified independent research institution, as of April 2008 our proprietary database included more billboards than any other similar online database in the top 35 provincial capital cities and cities under direct administration of the central government in the PRC, as measured by contribution to the PRC’s GDP. We provide one-stop shop services to advertisers and advertising agencies by leveraging both the comprehensive information aggregated in our proprietary database and our network of advertising media suppliers throughout the PRC. We also assist advertisers in developing and executing advertising placement strategies and conducting post-execution monitoring through our nationwide execution team. Due to regulatory restrictions in the PRC on foreign ownership of advertising businesses in the PRC, we operate our advertising business through our consolidated variable interest entity and its subsidiaries in the PRC. We have a series of contractual arrangements with our consolidated variable interest entity and its shareholders that enable us to effectively control and derive substantially all of the economic benefits from our consolidated variable interest entity.

Our principal business is to provide our clients with advertising opportunities on billboards in the PRC. We also provide advertising services on other forms of out-of-home advertising media, including street furniture displays and transit area displays, as well as more advanced digital media such as liquid crystal displays, or LCDs, and light-emitting diode, or LED, displays. In addition, upon the specific request of our clients, we provide advertising services on other forms of media, such as television and radio, broadcasting and print.

In addition to the advertising media for which we have exclusive rights or long-term leases to operate, our advertising supplier network includes advertising media owned or operated by third parties. As of June 30, 2008, our advertising supplier network comprised approximately 5,110 media owners or operators. Among these, we had established strategic cooperation relationships with approximately 350 media owners or operators and had maintained periodic contact, on a weekly to monthly basis, with approximately 4,760 media owners or operators during the process of collecting and updating information for our proprietary database. Furthermore, among those with whom we had maintained periodic contact, we had previously conducted transactions with approximately 360 media owners or operators with respect to sales of advertising space or time on out-of-home advertising media. Our advertising supplier network is an important component of our business. As of June 30, 2008, we had aggregated information on approximately 7.0 million square meters of advertising space in our proprietary database.

Our predecessor company began providing advertising planning and design services and out-of-home advertising services in September 2004. Prior to 2006, we primarily derived revenues through the sale of advertising space for which we had exclusive rights or long-term leases to operate. In August 2006, we developed a proprietary database designed to aggregate information relating to the fragmented out-of-home advertising media in the PRC and develop our broad nationwide advertising supplier network. Our business has grown rapidly through sales of advertising space on our advertising supplier network since we commenced operations under our current business model in 2006. In particular, our revenues increased from RMB76.4 million in 2005 to RMB287.2 million (US$41.9 million) in 2007, representing a compound annual growth rate, or CAGR, of 93.9%. In the six months ended June 30, 2008, our revenues increased to RMB274.4 million (US$40.0 million) from RMB106.8 million and our net income increased to RMB28.1 million (US$4.1 million) from RMB14.6 million in the same period in 2007.

Key Factors Affecting Our Results of Operations

We believe the following are the most significant factors that affect our results of operations:

Demand for our advertising services

The demand for our advertising services is directly related to advertising expenditure levels in the PRC. Fluctuations in advertising expenditure, in turn, are largely driven by general economic conditions in the PRC, including at both the national level as well as the provincial and/or local level. As the out-of-home advertising market in the PRC is expected to grow by a CAGR of 20.5% from 2007 to 2010 according to ZenithOptimedia, a global media service agency, we expect the demand for our services will also increase. In addition, as advertising content displayed on out-of-home advertising media is subject to PRC advertising laws, rules and regulations, advertising expenditure for certain types of products and services, and thus demand for our services, may be affected by any changes in advertising regulations effected by the relevant government authorities. Furthermore, advertising expenditure in the PRC is affected by national holidays, such as the National Day week in October and the Chinese New Year holidays in January and/or February. Special one-time events, such as the Shanghai Expo in 2010, may also affect the demand for our services.

Advertising supplier network

The number of advertising media available across all of the cities covered by our advertising supplier network determines our total capacity and affects our revenues. Our revenue growth has been and will continue to be affected by our ability to expand our advertising supplier network to include more comprehensive and varied advertising media in a timely fashion, as well as our ability to secure and retain leases from third party media owners or operators to operate the advertising media in our advertising supplier network, particularly with respect to advertising media in prime locations. In 2008, we entered into a seven-year agreement with Gome Home Appliance Co., Ltd., or Gome, an electrical appliance retail chain store in the PRC, which grants us the right to construct advertising billboards on the outdoor surfaces of 1,000 stores operated by Gome in the PRC and to display advertisements on those billboards. Gome has committed to make 500 stores available by the end of 2008 and the other 500 stores available for us to use by March 31, 2009. In September 2007, we entered into a one-year framework agreement with Hainan White Horse Advertising Media Investment Co., Ltd., or White Horse, a major operator of advertising media in bus shelters in the PRC, pursuant to which we may lease the advertising media operated by White Horse in bus shelters at discounted rates. The agreement with White Horse was subsequently extended to September 30, 2009. We compete for advertising clients based on the quality and quantity of advertising media related information with several different groups of competitors, including advertising service providers that operate advertising supplier networks, advertising agencies and Internet platforms that aggregate information on advertising media owners with advertisers. We believe, however, that the comprehensive information aggregated in our proprietary database, nationwide execution capabilities and established relationships with media owners or operators provide important competitive advantages by enabling us to promptly obtain and update advertising media related information. We expect our advertising supplier network to continue expanding.

Pricing

The prices that we charge our clients for our advertising services directly affect our revenues and profitability. The primary factors that affect the prices we charge our clients include the costs we incur to obtain the right to sell advertising space and time on the advertising media, the attractiveness of our advertising supplier network to advertisers, which depends in part on the number and quality of the advertising media in each city, the flexibility of our service packages in terms of timing and location, and the perceived effectiveness by advertisers of the advertising campaigns they run on our advertising supplier network.

Leasing fees

A significant portion of the advertising media that we lease in our advertising supplier network from third party owners or operators is on a short-term basis in connection with our clients’ specific advertising campaigns. In addition, as of June 30, 2008, we had either exclusive rights or long-term leases, which we define as leases with a term of longer than one year, to operate 0.9% of the advertising media in our proprietary database, for which, under most arrangements, we have to maintain the advertising media ourselves. As a result, leasing fees constitute the largest component of our cost of revenues, and increases or decreases in these fees will have a significant impact on our results of operations. Moreover, given that a significant portion of our leases for such advertising media are short-term in nature, we are exposed to fluctuations in the related leasing fees, which may in turn result in fluctuations in our cost of revenues. The leasing fees we have to pay to operate advertising media owned or operated by third parties have generally increased over time and have resulted in increased costs for us.

Broadening of our advertising media coverage and service offerings

Most of our revenues in 2005, 2006, 2007 and the six months ended June 30, 2007 and 2008 were derived from sales of advertising space on billboards. In order to enhance our offerings to our clients and capitalize on the increasing prominence of new media forms, we have expanded and plan to further expand our service offerings into other types of advertising media, such as digital media and out-of-home network media. We believe our expanded service offerings will provide our advertising clients with more choices in selecting and combining various advertising media forms that best suit their advertising needs and preferences. In addition, we believe these efforts will not only increase our revenues but also help diversify our revenue mix. In September 2007, we entered into a one-year framework agreement with White Horse pursuant to which we may lease the advertising media operated by White Horse in bus shelters at discounted rates, which allows us to significantly increase our out-of-home network media advertising resources. The agreement with White Horse was subsequently extended to September 30, 2009. We may face intense competition from other companies that are more experienced in these areas, and may also incur higher leasing fees as a result of our expansion initiatives. See “Risk Factors — Risks Related to Our Business — If we are unsuccessful in expanding our advertising services to include additional media types, the attractiveness of our service offerings may be reduced and our business, financial condition and results of operations could suffer.”

Revenues

We generate revenues from selling advertising space on various forms of media, including billboards, out-of-home network media and other types of media. In 2006, 2007 and the six months ended June 30, 2008, we generated revenues of RMB0.3 million, RMB0.9 million and nil, respectively, from sales of advertising services to related party companies controlled by Jilun He, our founder, chairman and chief executive officer. The following table sets forth our revenues generated from each form of media and the percentages they represented as our net revenues for the periods indicated.

	Year ended December 31,							Six months ended June 30,
	2005		2006		2007			2007		2008
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Billboards	63,264	85.6%	113,983	85.1%	226,241	32,984	82.0%	86,572	83.8%	175,609	25,602	66.4%
Out-of-home network media	1,971	2.7	11,722	8.8	37,346	5,445	13.5	795	0.8	91,329	13,315	34.5
Other media	11,121	15.0	13,700	10.2	23,596	3,440	8.5	19,452	18.8	7,463	1,088	2.8

Total	76,356	103.3	139,405	104.1	287,183	41,869	104.0	106,819	103.4	274,401	40,005	103.8
Business tax and other sales tax	(2,418)	(3.3)	(5,505)	(4.1)	(11,165)	(1,628)	(4.0)	(3,535)	(3.4)	(9,955)	(1,451)	(3.8)

Net revenues	73,938	100.0%	133,900	100.0%	276,018	40,241	100.0%	103,284	100.0%	264,446	38,554	100.0%

Revenues from selling advertising space on billboards accounted for 85.6%, 85.1% and 82.0% of our net revenues in 2005, 2006 and 2007, respectively, and 83.8% and 66.4% of our net revenues in the six months ended June 30, 2007 and 2008, respectively. As of June 30, 2008, the billboards in our proprietary database were located in approximately 310 cities in China, including 567 billboards for which we have exclusive rights or long-term leases to operate, 5,959 billboards under the strategic cooperation agreements we entered into with the media owners and operators and 23,185 billboards owned by parties with whom we have maintained periodic contact. We plan to gradually increase the number of billboards at prime locations in China’s major cities with long-term lease arrangements, and seek to continue to enter into strategic cooperation agreements with third party media owners. We expect revenues from sales of advertising space on billboards to continue to increase and account for a majority of our revenues in the foreseeable future.

Revenues from selling advertising space on out-of-home network media accounted for 2.7%, 8.8% and 13.5% of our net revenues in 2005, 2006 and 2007, respectively, and 0.8% and 34.5% of our net revenues in the six months ended June 30, 2007 and 2008, respectively. Out-of-home network media primarily consists of street furniture and transit area displays. In September 2007, we entered into a one-year framework agreement with White Horse pursuant to which we may lease the advertising media operated by White Horse in bus shelters at discounted rates. As a result, we significantly increased our revenues from out-of-home network media in the fourth quarter of 2007 and the first half of 2008. The agreement with White Horse was subsequently extended to September 30, 2009.

We also generate revenues from advertising services through other media, including primarily television, broadcasting, newspaper advertising, LCDs and LED displays. We provide advertising services through other media upon specific requests from our advertising clients. We first procure television, radio station or newspaper advertising time or space from third parties, and then sell such advertising time or space to our clients. A small portion of our revenues from other media in 2007 was generated from digital media, such as LCDs and LED displays, which we commenced to expand our services offerings. Revenues from our advertising services on other media accounted for 15.0%, 10.2% and 8.5% of our revenues in 2005, 2006 and 2007, respectively, and 18.8% and 2.8% of our net revenues in the six months ended June 30, 2007 and 2008, respectively. We do not consider other media advertising services to be a core business going forward, and as a result we do not expect revenues from these advertising services to increase as a percentage of our revenues in the near future.

In 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008, revenues from advertising services to our top five advertising clients accounted for approximately 63.8%, 62.8% and 43.2% and 57.4% and 40.8%, respectively, of our revenues. Our largest client in 2005 was the TCL group, including TCL King Electrical Appliances (Huizhou) Co., Ltd, Huizhou TCL Computer Technology Co., Ltd and TCL Corporation. Our largest client in 2006 was the TCL group, including TCL King Electrical Appliances (Huizhou) Co., Ltd, TCL Corporation, Huizhou TCL Computer Technology Co., Ltd and TCL Air Conditioner (Wuhan) Co., Ltd. Our largest client in 2007 was Romon Group Co., Ltd and in the six months ended June 30, 2008 was Yunan Shangri-La Jinliufu Wine Sales Co., Ltd. Our revenues from the TCL group decreased in 2007 compared to 2006, primarily because, beginning in 2007, we focused our sales and marketing efforts on a broader range of clients and, as a result, were able to generate revenues from a more diverse client base.

We believe that our ability to secure additional prime advertising space through exclusive rights or long-term leases, such as in airports and in the central business areas or major traffic routes of selected medium and large-sized cities, as well as to expand our coverage into other types of advertising media, such as digital media and out-of-home network media, will be increasingly important to our future growth. LCDs and LED displays are new additions to our advertising services, and we face competition from other companies that are more experienced in providing these types of services. Consequently, we are unable to predict at this stage our growth and profitability with respect to LCDs and LED displays. We believe, however, that our revenue mix will not change materially in the foreseeable future because we only plan to offer these advertising services in selective markets, and the provision of advertising services on billboards will continue to be our primary source of revenue.

Sichuan Dayu Weiye Outdoor Advertising & Communication Co., Ltd., or Sichuan Outdoor, Chengdu Dayu Weiye Advertising Co., Ltd., or Chengdu Advertising, Sichuan Time Share Advertising & Communication Co., Ltd., which is our consolidated variable interest entity, or Sichuan Time Share, Beijing Time Share Advertising & Communication Co., Ltd., Xi’an Time Share Advertising & Communication Co., Ltd. and Hubei Time Share Advertising & Communication Co., Ltd. are subject to PRC business tax and other sales taxes at a rate of 8.65% to 8.8% on revenues after deducting certain costs of revenues permitted by the applicable PRC tax laws. We deduct these business taxes and other sales taxes from revenues to arrive at net revenues.

Cost of Revenues

Our cost of revenues primarily consists of the leasing fees for the short-term and long-term leases of media, and to a lesser extent, advertisement production expenses we incur for producing advertisement displays for our clients. Our cost of revenues also includes other expenses, including maintenance expenses for media for which we have exclusive rights to operate as well as leased media for which we have contractual obligations to cover maintenance, planning and design expenses, depreciation and amortization expenses relating to the advertising media we constructed and acquired, overhead expenses directly attributable to the provision of advertising services and business tax for technical and consulting service fees charged by Chengdu Time Share Technology Information Co., Ltd., or Chengdu Time Share, to Sichuan Time Share, our consolidated variable interest entity. A portion of our cost of revenues is attributable to leasing fees and advertisement production expenses payable to Jilun He, our founder, chairman and chief executive officer, and related party companies controlled by him. Our cost of revenues to related parties totaled RMB2.6 million, RMB10.5 million and RMB18.9 million (US$2.7 million) in 2005, 2006 and 2007, respectively, and RMB9.1 million and RMB0.5 million (US$78,000) in the six months ended June 30, 2007 and 2008, respectively. See “Related Party Transactions — Certain Other Related Party Transactions” and Note 18 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 and Note 16 to our consolidated financial statements for the six months ended June 30, 2007 and 2008 included elsewhere in the prospectus.

Leasing fees and advertisement production expenses

We pay leasing fees to media owners and operators for leasing their advertising media and incur advertisement production expenses in connection with our production of advertisements for clients. These fees and expenses constitute a significant portion of our cost of revenues. The leasing fees for billboards vary by each billboard’s location, passenger flow and market demand. A majority of our leases have terms ranging from one month to five years without any automatic renewal provisions. Prior to the expiration of our long-term leases, we typically evaluate our overall operating plan, our clients’ needs and the prevailing market prices before we determine the need for renewal. As of June 30, 2008, 24.6% of our existing long-term leases, or leases with terms over one year, was subject to renewal before December 31, 2008. We believe that we will be able to renew these long-term leases, if we choose to do so, due to our well-established relationship with these media owners or operators. However, if we are unsuccessful in renewing these long-term leases, the attractiveness of our services offerings may be reduced and our business, financial condition and results of operations could suffer. In 2008, we entered into a seven-year agreement with Gome, an electrical appliance retail chain store in the PRC, which grants us the right to construct advertising billboards on the outdoor surfaces of 1,000 stores operated by Gome in the PRC and to display advertisements on those billboards. Gome has committed to make 500 stores available by the end of 2008 and the other 500 stores available for us to use by March 31, 2009. We may incur higher costs as a result of our operating these advertising structures under this agreement. Furthermore, the leasing fees we pay to operate advertising media owned or operated by third parties have generally increased annually by 5% to 10% under the lease agreements. As some of our leases will expire in the next several years, we may experience a significant increase in our cost of revenues, and if we are unable to increase the pricing of our services commensurately, we may experience a significant decrease in our operating margins. We also offer services to produce advertisements for our clients and the related production fees constitute a small portion of our cost of revenues. Since our overall strategy has been to focus on the sale of advertising media, we expect that our advertisement production expenses as percentage of our cost of revenues will continue to decrease.

Other expenses

We incur maintenance expenses for advertising structures, in particular billboards, that we constructed. Maintenance expenses accounted for a small portion of our cost of revenues and were relatively stable in prior periods, as a substantial percentage of the billboards we constructed were built prior to 2005, and as a result we did not experience a significant increase in maintenance expenses in 2005, 2006 and 2007. We incur expenses in connection with business tax, at the rate of 5%, on technical and consulting services fees, fees for the use of Chengdu Time Share’s proprietary database and the fees for the use of domain name and trademark charged by Chengdu Time Share to Sichuan Time Share. See “Our Corporate Structure and History — Contractual Arrangements.” We also incurred expenses paid to third parties in 2005 in connection with advertising planning and design services to execute our clients’ advertising campaigns. After switching to our current business model, which is focused on selling advertising space and time on out-of-home advertising media, such expenses have decreased and we expect these expenses as percentage of our cost of revenues to further decrease.

Operating Expenses

Our operating expenses principally consist of sales and marketing expenses and general and administrative expenses. We expect that our operating expenses will further increase in the future as we continue expanding our service offerings and enhancing our sales and marketing activities. The table below sets forth the components of our operating expenses and the percentage of net revenues they represented for the periods indicated.

	Year ended December 31,							Six months ended June 30,
	2005		2006		2007			2007		2008
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	73,938	100.0%	133,900	100.0%	276,018	40,241	100.0%	103,284	100.0%	264,446	38,554	100.0%

Operating expenses:
Sales and marketing	(6,882)	(9.3)	(19,659)	(14.7)	(15,749)	(2,296)	(5.7)	(6,373)	(6.2)	(18,560)	(2,705)	(7.0)
General and administrative	(2,449)	(3.3)	(7,570)	(5.6)	(11,161)	(1,627)	(4.0)	(4,248)	(4.1)	(15,000)	(2,187)	(5.7)

Total	(9,331)	(12.6)%	(27,229)	(20.3)%	(26,910)	(3,923)	(9.7)%	(10,621)	(10.3)%	(33,560)	(4,892)	(12.7)%

Sales and marketing expenses

Sales and marketing expenses accounted for 9.3%, 14.7% and 5.7% of our net revenues in 2005, 2006 and 2007, respectively, and 6.2% and 7.0% of our net revenues in the six months ended June 30, 2007 and 2008, respectively. Our sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, travel expenses, entertainment expenses and advertisement expenses. Our sales and marketing expenses in 2006 also include RMB6.3 million of share-based compensation expenses attributable to the issuance of the ordinary shares of Knowrience Holdings Limited, one of our shareholders, in 2006 to several of our executive officers and directors for nominal consideration as compensation for certain services rendered by such executive officers and directors to us. We determined that such issuance of Knowrience Holdings Limited’s ordinary shares created share-based compensation expenses that were equivalent to the issuance of 4,750,000 of our ordinary shares for nominal consideration to such executive officers and directors. See “— Share-based Compensation” and Note 2 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus. In the second quarter of 2008, we granted options to certain employees and our share-based compensation expenses relating to these options accounted for RMB0.1 million of our sales and marketing expenses during this period. We expect sales and marketing expenses to increase as we enlarge our sales and marketing team and continue to expand our business.

General and administrative expenses

General and administrative expenses accounted for 3.3%, 5.6% and 4.0% of our net revenues in 2005, 2006 and 2007, respectively, and 4.1% and 5.7% of our net revenues in the six months ended June 30, 2007 and 2008, respectively. Our general and administrative expenses primarily consist of salaries and benefits for our administrative personnel, office and utility expenses related to our general and administrative management, consulting fees and travel expenses. In addition, our general and administrative expenses include imputed interest expenses in connection with the short-term interest-free loans we granted to Jilun He, our founder, chairman and chief executive officer, Xianzhou Zhu, our vice president, and certain entities controlled by Jilun He in 2005,

2006 and 2007. We imputed the interest on the outstanding short-term loans at the prevailing market interest rate of 7.34% to 8.98% per annum. All outstanding loans we granted to Jilun He and Xianzhou Zhu have been paid off as of December 31, 2007. For more details on these loans to Jilun He, Xianzhou Zhu and certain entities controlled by Jilun He, see “Related Party Transactions — Certain Other Related Party Transactions — Other transactions with certain shareholders and related parties” and Note 18 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus. Our general and administrative expenses in 2006 also included RMB2.3 million of share-based compensation expenses attributable to the issuance of ordinary shares of Knowrience Holdings Limited in 2006 to several of our executive officers and directors for nominal consideration as compensation for certain services rendered by such executive officers and directors to us. We determined that such issuance of Knowrience Holdings Limited’s ordinary shares created share-based compensation expenses that were equivalent to the issuance of 4,750,000 of our ordinary shares for nominal consideration to such executive officers and directors. See “— Share-based Compensation” and Note 2 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus. In the second quarter of 2008, we granted options and restricted shares to our employees and consultants and our share-based compensation expenses relating to these options and restricted shares accounted for RMB1.7 million of our general and administrative expenses during this period. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expenses — Share Incentive Plan.” We expect that our general and administrative expense will increase after the completion of this offering due to, among other things, the additional expenses for compliance with legal, accounting and other requirements associated with being a public company. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our general and administrative expenses. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file annual reports and other event-related reports with the Securities and Exchange Commission, or the SEC.

Share-based Compensation

On April 16, 2008, our shareholders and board of directors approved the Share Incentive Plan under which up to 7,500,000 ordinary shares may be issued to officers (including directors), employees and consultants, subject to certain adjustments.

On April 16, 2008, we granted 3,013,100 options to senior management and employee, and 698,000 options to consultants at an exercise price of US$3.20 per share. Among these options, 164,750 options will vest over a one year period, one-fourth of 2,668,350 options will vest each year over a four-year period beginning from the date of the grant and one-half of 180,000 options will vest on each of the third and fourth anniversary of the date of the grant.

On April 16, 2008, we granted 500,000 options at an exercise price of US$3.20 per share that will vest over a five-year period to an outside consultant for his consulting services to be provided to us. On July 3, 2008, upon mutual agreement, the consulting services agreement was terminated and, accordingly, the 500,000 options granted to this consultant pursuant to this consulting services agreement were forfeited. On April 16, 2008, we granted 198,000 options, or the consultant options, at an exercise price of US$3.20 per share that will vest over a four-year period to seven other outside consultants.

On May 15, 2008, we granted 180,000 restricted shares to Yifan Li, our chief financial officer. One-half of the restricted shares will vest each year over a two year period beginning from the date of grant. For additional information regarding our Share Incentive Plan and grants of options to our senior management and employees and our grant of restricted shares in 2008, see “Management — Share Incentive Plan” and Note 13 of our consolidated financial statements for the six months ended June 30, 2007 and 2008 included elsewhere in the prospectus.

In the second quarter of 2008, our share-based compensation expenses relating to the options and restricted shares we granted to our employees accounted for RMB0.1 million of our selling and marketing expenses during this period. During the same period, our share-based compensation expenses relating to the options we granted to employees and consultants accounted for RMB1.7 million of our general and administrative expenses. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expenses — Share Incentive Plan.”

In October 2006, we issued 5,000,000 ordinary shares to Knowrience Holdings Limited, one of our shareholders owned by Jilun He, our founder, chairman and chief executive officer, and several of our executive officers and directors, including Yunfeng Fang, Jiaju Zeng, Hong Zhong, Xianzhou Zhu and Changwen Zhou. On September 22, 2006, Knowrience Holdings Limited issued its ordinary shares to these executive officers and directors for nominal consideration as compensation for certain services rendered by such executive officers and directors to us. We determined that such issuance of Knowrience Holdings Limited’s ordinary shares created share-based compensation expenses that were equivalent to the issuance of 4,750,000 of our ordinary shares for nominal consideration to such executive officers and directors. The remaining 250,000 ordinary shares were issued to Jilun He and accounted for as a shareholder equity transaction in light of the fact that, at the time of the issuance, (i) Jilun He was our sole shareholder, and (ii) Jilun He was also a 5% shareholder in Knowrience Holdings Limited. See Note 2 of our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus. The share-based compensation expenses attributable to this issuance of our ordinary shares in 2006 totaled RMB8.6 million.

History of Net Losses

We had an accumulated deficit of RMB8.9 million as of December 31, 2005, which was principally due to a net loss of RMB5.1 million we incurred in 2005, primarily because, during the course of migrating to our current business model in 2005, we offered lower prices to attract advertising clients, but incurred relatively high leasing fees for the advertising media due to our limited transaction volumes with third party media owners and operators. We had an accumulated deficit of RMB4.7 million as of December 31, 2006, primarily due to our net loss incurred prior to 2006. We had retained earnings of RMB47.4 million (US$6.9 million) and RMB69.5 million (US$10.1 million) as of December, 31, 2007 and June 30, 2008, respectively, primarily due to our significant growth in our net income in 2007 and continued growth in our net income in the first half of 2008.

As a result of the growth of the out-of-home advertising market in China, our expanded network of advertising suppliers, refinements in our advertising packages and service offerings and an increase in the number of advertising clients that resulted from the growth of our business, we increased our revenues and generated income from operations in 2006 and 2007. Although we had net income of RMB4.6 million, RMB60.2 million (US$8.8 million) in 2006 and 2007 and RMB14.6 million and RMB28.1 million (US$4.1 million) in the six months ended June 30, 2007 and 2008, respectively, compared to a net loss of RMB5.1 million in 2005, we cannot assure you that we will be able to achieve profitability in the future.

Fluctuation of Operating Results

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period depending upon numerous factors. In particular, our business model is relatively new and is still evolving, and any change in our business model may significantly affect our operating results. For example, we commenced business under our current business model in 2006 where we sell advertising space owned or operated by advertising media suppliers and listed in our proprietary database. As a result, our revenues increased to RMB287.2 million in 2007 compared to RMB139.4 million in 2006 and our net income increased to RMB60.2 million in 2007 compared to RMB4.6 million in 2006. In 2007, we entered into multiple long-term leases for the right to operate advertising media, in particular billboards, located in prime locations. These leases typically require us to incur costs up front, but revenues may not always be generated immediately upon the commencement of the lease period. As a result, our gross margin may be affected due to the increase in long-term lease costs.

Furthermore, although we began in 2007 to focus our sales and marketing efforts on a broader range of clients and, as a result, have been able to generate revenues from a more diverse base of clients, our operating results may still be significantly affected by any single lease or sales agreement, or by any leases entered into with one media supplier, or by any sales agreements entered into with one client given the relatively small scale of our current operations.

In addition, our operating results may also be affected by seasonality and certain special events. Advertising expenditure in the PRC generally tends to increase prior to and during the “golden” holiday weeks, such as the National Day week in October and the Chinese New Year holiday in January and/or February. In our limited operating history, we have typically generated lower revenues in the first quarter of each year due to lower demand.

For other factors that may lead to fluctuations of our quarterly and annual operating results, see “Risk Factors — Risks Related to Our Business — Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.”

Cumulative Dividend on and Accretion to Series A Preferred Shares

We issued 12,500,000 Series A-1 convertible contingently redeemable preferred shares and 9,920,635 Series A-2 convertible contingently redeemable preferred shares in November 2006 and July 2007, respectively, in a private placement pursuant to a share subscription agreement dated November 1, 2006. Under this agreement, holders of our Series A preferred shares have the right to receive dividends at the rate of 3% of the issue price of US$0.64 per share for Series A-1 preferred shares and at the rate of 3% of the issue price of US$1.2096 per share for Series A-2 preferred shares, respectively. The dividend on Series A preferred shares will accrue from year to year and will be payable at the discretion of our board of directors or upon the completion of this offering. Holders of our Series A preferred shares have elected to receive cash dividends upon the consummation of this offering. In 2006 and 2007 and the six months ended June 30, 2007 and 2008, the cumulative dividends accrued on Series A-1 preferred shares totaled RMB0.2 million and RMB1.8 million (US$255,000) and RMB0.9 million and RMB0.8 million (US$122,000), respectively. In 2007 and the six months ended June 30, 2007 and 2008, the cumulative dividends accrued on Series A-2 preferred shares totaled RMB1.2 million (US$174,000) and nil and RMB1.2 million (US$182,000), respectively.

In addition, holders of Series A preferred shares have the right to require us to redeem their Series A preferred shares four years after the date of issuance to the extent an initial public offering has not occurred. In the event of a redemption under this right, we must redeem each Series A-1 preferred share at US$0.768 per share and each Series A-2 preferred share at US$1.45152 per share, in each case together with any declared and accrued but unpaid dividends and interest thereon. The accretion to redemption value is reflected as a charge against earnings/losses attributable to ordinary shareholders. In 2006 and 2007 and the six months ended June 30, 2007 and 2008, the accretion to redemption value of Series A-1 preferred shares totaled RMB0.2 million, RMB2.8 million (US$414,000) and RMB1.4 million and RMB1.4 million (US$203,000), respectively. In 2007 and the six months ended June 30, 2007 and 2008, the accretion to redemption value of Series A-2 preferred shares totaled RMB2.3 million (US$338,000), nil and RMB1.2 million (US$182,000), respectively.

Changes in Fair Value of Warrants

On December 19, 2007, we issued 80 secured warrants with a face value of US$100,000 each, or the Blue Ridge warrants, to Blue Ridge Investments, LLC. Subject to certain restrictions, the Blue Ridge warrants are transferable. Holders may exercise the Blue Ridge warrants at anytime during the 42-month period commencing on the 10th trading day after the completion of this offering. The exercise price of the Blue Ridge warrants is 70% of the initial public offering price set forth on the cover of this prospectus, is subject to certain adjustments. For details of the Blue Ridge warrants, see “Description of Share Capital — History of Securities Issuances — Convertible notes and warrants.”

Our net income may change significantly due to changes in the fair value of the Blue Ridge warrants. Under US GAAP, if a derivative instrument may be settled in an issuer’s own shares or in cash and such settlement is not within the control of the issuer, the derivative instrument is accounted for as an asset or liability, and changes in the fair value of the derivative instrument are recognized as either income or expenses in the statement of operations. For details of the relevant accounting treatment, see Note 11 of our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus. We account for the Blue Ridge warrants as a liability until such time as the warrants are exercised, expire, or no longer potentially cash-settled or the potential of cash settlement is completely within our control.

The fair value of the Blue Ridge warrants is affected by, among other things, the price of our ADSs, the expected dividend yield of our shares, the expected volatility of the market price of our ADSs, the remaining terms of the Blue Ridge warrants and the risk-free interest rate. Any changes in these factors will affect the fair value of the Blue Ridge warrants, and any changes in the fair value of the Blue Ridge warrants will be recognized as either income or expenses in our statement of operations during each reporting period or upon the date of the exercise of such warrants. After this offering, an increase in the market price of our ADSs will increase the fair value of the Blue Ridge warrants, which will cause a corresponding decrease in our net income. For instance, holding all other variables constant, a 50% increase in the market price of our ADSs after this offering will cause the fair value of the Blue Ridge warrants to increase by over 100%, which will significantly reduce our net income. Any such reduction of our net income may materially and adversely affect the market price of our ADSs and may result in substantial losses to you.

The Blue Ridge warrants were initially recorded as a liability in our financial statements at a fair value of RMB15.7 million. As of December 31, 2007 and June 30, 2008, the fair value of the Blue Ridge warrants was RMB15.8 million and RMB21.2 million (US$3.1 million), respectively, based on valuations performed by Jones Lang LaSalle Sallmanns Limited.

Changes in Fair Value of Options Granted to Consultants

On April 16, 2008, we granted 500,000 options at an exercise price of US$3.20 per share that will vest over a five-year period to an outside consultant for his consulting services to be provided to us. On July 3, 2008, upon mutual agreement, the consulting services agreement was terminated and, accordingly, the 500,000 options granted to this consultant pursuant to this consulting service agreement were forfeited. On April 16, 2008, we granted 198,000 options, or the consultant options, at an exercise price of US$3.20 per share that will vest over a four-year period to seven other outside consultants.

Our net income may change due to changes in the fair value of the consultant options. Under US GAAP, the fair value of consultant options is measured at the earlier of the performance commitment date or the date the services required under the arrangements have been completed. The consultant options will not qualify for final measurement until the services required have been completed. During financial reporting periods prior to the final measurement date, for purposes of recognition of costs during these periods, the consultant options should be measured at their then-current fair value at each financial reporting date. Costs are recognized based on the proportion of services rendered during a reporting period. Changes in the fair value between reporting dates should be accounted for with a cumulative catch up adjustment, such that the total cumulative cost recognized is equal to the then-current fair value of the options multiplied by the cumulative proportion of services rendered as of the reporting date. For details of the relevant accounting treatment, see Note 2 of our consolidated financial statements for the six months ended June 30, 2007 and 2008 included elsewhere in this prospectus.

The fair value of the consultant options is affected by the price and expected dividend yield of our shares, the expected volatility of the market price of our ADSs and the risk-free interest rate. Any changes in these factors will affect the fair value of the consultant options. An increase in the market price of our ADSs will increase the fair value of the consultant options granted to the seven consultants, which will cause a decrease in our net income. Any such reduction of our net income may materially and adversely affect the market price of our ADSs and could result in substantial losses to you.

As of April 16, 2008, the grant date of the consultant options, the total fair value of the consultant options is US$154,000 based on valuations performed by Jones Lang LaSalle Sallmanns Limited.

As of June 30, 2008, the fair value of the consultant options was US$205,000 based on valuations performed by Jones Lang LaSalle Sallmanns Limited.

Internal Control Over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of preparing our consolidated financial statements for the years ended

December 31, 2005 and 2006, we identified certain clerical and other errors, which required the restatement of our consolidated financial statements for these years. Furthermore, in connection with the audit of our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007, our independent registered public accounting firm noted and communicated to us certain significant deficiencies in our internal control over financial reporting that were deemed to constitute “material weaknesses” as defined in standards established by the U.S. Public Company Accounting Oversight Board. These material weaknesses could result in a reasonable possibility that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis, consisted of (1) an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of US GAAP and SEC regulations relating to internal control over financial reporting commensurate with our reporting requirements, (2) a lack of an appropriate level of controls around the establishment and maintenance of an oversight function and communication of internal controls, policies and procedures to support our activities, (3) a lack of effective monitoring activities to prevent and detect misstatement in the accounts and disclosures and related assertions of the financial statements, and (4) a lack of adequate independent oversight to fulfill the required oversight function of monitoring and evaluating the independent auditors, our financial performance, transparency of its financial disclosures and the effectiveness of its internal controls.

In order to remedy these material weaknesses, we adopted and implemented several measures to improve our internal control over financial reporting. We have appointed a new chief financial officer with extensive corporate finance experience and have also supplemented our financial officers with additional accounting personnel. In addition, we have provided periodic training to our existing and new accounting staff to familiarize them with US GAAP.

We have established an audit committee composed in part of independent directors to oversee the accounting and financial reporting process as well as our external and internal audit functions. Within 90 days following the completion of this offering, a majority of the directors on our audit committee will be independent directors. All members of the audit committee will be independent within one year of the date of this prospectus. We plan to take additional initiatives to improve our internal control over financial reporting and disclosure control prior to the deadline for complying with Section 404 of the Sarbanes-Oxley Act, including hiring additional accounting and internal audit personnel, providing additional accounting and financial reporting training, introducing US GAAP updates to our management and preparing internal control policies and procedures to address reporting requirements under US GAAP. The implementation of these measures may not, however, fully address the deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. We plan to continue to address and remediate the deficiencies in our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Among other things, Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2009. In addition, beginning at the same time, our auditors must report on the effectiveness of our internal control over financial reporting. We cannot assure you that we will be able to comply with the relevant requirements in a timely manner. In addition, if we fail to timely achieve and maintain the adequacy of our internal control, we or our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. Failure to correct any deficiencies or to discover and address any other weaknesses or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business — Our independent auditors, in the course of auditing our consolidated financial statements noted several significant deficiencies in our internal controls that were deemed to constitute material weaknesses. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. In addition, investor confidence and the market price of our ADSs may be adversely impacted if we or our independent auditors are unable to attest to the adequacy of our internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.”

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payments of dividends by us are not subject to withholding tax in the Cayman Islands.

PRC Enterprise Income Tax

EIT, was generally assessed at the rate of 33% prior to January 1, 2008, consisting of a state and local enterprise income tax at statutory rates of 30% and 3%, respectively. Under the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Income Tax Law, and the Notice on the Preferential Policies for Enterprise Income Tax on Technology Innovation Enterprises issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on September 8, 2006, an enterprise qualified as a “high and new technology enterprise” and located in a “national high technology development zone” was entitled to a 15% preferential EIT rate, an exemption from this 15% preferential EIT for its first two profitable years.

Chengdu Time Share, our wholly-owned PRC subsidiary, which is registered and operates in the Chengdu High and New Technology Industry Zone, was deemed as a “high and new technology enterprise” under the FIE Income Tax Law and had thus been entitled to a preferential EIT rate of 15%. In addition, under the FIE Income Tax Law, Chengdu Time Share was exempt from the 15% preferential EIT from 2007 to 2008. Furthermore, Chengdu Time Share was subject to the 3% local enterprise income tax rate in 2006 and 2007.

Our consolidated variable interest entity, Sichuan Time Share, and its subsidiary, Chengdu Advertising, were subject to EIT at the rate of 33% prior to January 1, 2008. Our predecessor, Sichuan Outdoor, was subject to EIT at the rate of 33% before its liquidation in January 2007.

On March 16, 2007, the National People’s Congress of China adopted the PRC Enterprise Income Tax Law, or the New EIT Law. On December 6, 2007, the State Council of the PRC enacted the Enterprise Income Tax Law Implementing Regulations, or the Implementing Regulations. The New EIT Law and the Implementing Regulations became effective on January 1, 2008 and replaced the income tax laws for domestic enterprises and foreign-invested enterprises by adopting a unified EIT rate of 25% for all enterprises. Under the New EIT Law, enterprises that were registered before March 16, 2007, will continue to enjoy their (1) preferential EIT rates for a period of five years from January 1, 2008, or (2) preferential EIT exemption or reduction for a specified term. For the purpose of implementing the New EIT Law and the Implementing Regulations, the State Council of the PRC issued the Notice on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law, or the Notice on Preferential Policies, on December 26, 2007. Under the New EIT Law and the Notice on Preferential Policies, as Chengdu Time Share was established in October 2006 before the promulgation of the New EIT Law, it will continue to be entitled to preferential EIT treatments pursuant to which Chengdu Time Share will be exempt from the 15% preferential EIT in 2008. Upon the expiration of the two-year exemption preferential treatment, Chengdu Time Share’s income tax rate will be 25% beginning on January 1, 2009. In light of the New EIT Law’s adoption of a unified EIT rate of 25%, Chengdu Time Share will not be subject to the 3% local enterprise income tax rate beginning in 2008. Xi’an Time Share Technology Information Co., Ltd., or Xi’an Time Share, Sichuan Time Share and Chengdu Advertising will be subject to the 25% statutory tax rate under the New EIT Law beginning in 2008.

Furthermore, under the New EIT Law and the Implementing Regulations, an enterprise established outside of China with its management located within China may be treated as a resident enterprise and may be subject to PRC income tax. If the PRC tax authorities subsequently determine that we, as a company established outside of China, should be deemed a tax resident, we will be subject to a 25% PRC income tax rate. In addition, under the Implementing Regulations, dividends generated from the business of a foreign-invested enterprise in China and payable to its foreign investors after January 1, 2008 will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Although the New EIT Law provides that dividends distributed between qualified resident enterprises will be exempted income, it is not clear what is considered a qualified resident enterprise under the New EIT Law.

We cannot assure you that the dividends distributed by Chengdu Time Share to us would be regarded as dividends distributed between qualified resident enterprises, and thus be exempted from the EIT. See “Risk Factors — Risks Related to Regulation of Our Business and Our Structure — Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”

Corporate Structure

We are a Cayman Islands company incorporated on October 4, 2006. We established our wholly-owned subsidiaries in the PRC, Chengdu Time Share and Xi’an Time Share, in October 2006 and November 2007, respectively. In order to comply with foreign investment restrictions in China, we conduct substantially all of our operations through our contractual arrangements with our consolidated variable interest entity in China, Sichuan Time Share. See “Regulation — Regulation of Advertising Services — Foreign investment in advertisement.” Sichuan Time Share is owned by two PRC citizens, Jilun He, our founder, chairman and chief executive officer, and Da’en He, Jilun He’s father. Sichuan Time Share is the primary entity through which we provide advertising services in the PRC. Sichuan Time Share holds the licenses and permits required to provide advertising services in the PRC, directly maintains our advertising supplier network, enters into leases and provides advertising services to our clients. We have been and are expected to continue to depend on Sichuan Time Share to operate our advertising business. We have entered into contractual arrangements with Sichuan Time Share, pursuant to which we, through Chengdu Time Share, provide technical support and consulting services to Sichuan Time Share. In addition, we have entered into agreements with Sichuan Time Share and each of its shareholders that provide us with the substantial ability to control Sichuan Time Share. See “Our Corporate Structure and History”, “Related Party Transactions” and Note 1 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

We prepare financial statements in accordance with US GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities, the disclosure of our contingent assets and liabilities at the end of each reporting period and the reported amounts of revenues and expenses during each reporting period. We continuously evaluate these judgments and estimates based on the most recent information available, our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions and other factors that we believe to be reasonable under the circumstances, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. To the extent that the estimates used differ from actual results, adjustments to the statement of operations and corresponding balance sheet accounts would be necessary. These adjustments would be made in future financial statements.

When reading our financial statements, you should consider: (1) our critical accounting policies, (2) judgments and other uncertainties affecting the application of such policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. Some of our accounting policies require a higher degree of judgment than others in their application. We consider the policies discussed below to involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Consolidation of variable interest entity

The applicable PRC laws, rules and regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home advertising services. To comply with these foreign ownership restrictions, we conduct substantially all of our activities through our consolidated variable interest entity, Sichuan Time Share. Our subsidiary, Chengdu Time Share, has entered into a series of contractual agreements with Sichuan Time Share and its shareholders. Through these contractual arrangements, we have the ability to effectively control Sichuan Time Share and absorb substantially all of the expected losses and receive a majority of any residual returns of Sichuan Time Share. Accordingly, we consolidate its results in our consolidated financial statements. See “Our Corporate Structure and History.”

Revenue recognition

Our revenues are primarily derived from advertising services.

Revenues are recognized only when the following four criteria are met as prescribed by SEC Staff Accounting Bulletin No. 104, or SAB 104: (1) persuasive evidence of an arrangement exists, (2) the service has been rendered, (3) the fees are fixed or determinable, and (4) collectibility is reasonably assured. We consider the terms of each arrangement to determine the appropriate accounting treatment.

Advertising revenues are generally recognized ratably over the performance period for which the advertisements are displayed. For certain arrangements where the customers’ acknowledgement of the placement of the advertisement is provided, the revenues are recognized ratably from the date of the customer acknowledge the placement to the end of the service period.

Prepayments for the advertising services are deferred as advances from customers and recognized as revenue when the advertising services are rendered.

We may at times provide multiple advertising services at different locations and for different periods in one or more contracts. As sufficient objective evidence of fair value does not exist for the allocation of revenue among these services, they are deemed as a single revenue arrangement pursuant to Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The fee for the entire arrangement is recognized ratably over the service term of the arrangement, but it is limited to the amount not contingent upon the delivery of additional items or meeting other specified performance conditions.

Beginning in 2007, we provided certain customers with a rebate program based on the volume of their purchases. The rebates for which each customer is eligible is determined according to the volume of purchases made during a calendar year. At each reporting date, we record a liability and a corresponding reduction against revenues for the customer’s progress towards the maximum potential rebate based on the terms of the rebate program and the existing sales contracts. Since the final rebate earned is limited to transactions occurring during the calendar year, as of December 31 of each year, the total amount of rebates earned are known. As a result, we record a cumulative adjustment to reflect the actual rebate liability as of December 31 of each year.

As of December 31, 2007, the volume of purchases by these customers and the timing of the related payments during 2007 did not qualify the customers for any rebate. As a result, there were no liabilities recognized under the rebate program in 2007.

Income taxes

We follow the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48. There was no cumulative effect of the adoption of FIN 48 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law.

In accordance with the provisions of FIN 48, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail. Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in our financial statements. Furthermore, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Leases

In accordance with SFAS No. 13, Accounting for Leases, leases are classified at the inception date as either a capital lease or an operating lease. We account for a lease as a capital lease if any of the following conditions exist: (1) ownership is transferred to the lessee by the end of the lease term, (2) there is a bargain purchase option, (3) the lease term is at least 75% of the property’s estimated remaining economic life or (4) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Payments made under operating leases are charged to the statements of operations on a straight-line basis over the lease periods as specified in the lease agreements.

Share-based compensation expenses

Issuance of Ordinary Shares to Knowrience Holdings Limited

In October 2006, we issued 5,000,000 ordinary shares to Knowrience Holdings Limited, one of our shareholders owned by Jilun He, our founder, chairman and chief executive officer, and several of our executive officers and directors, including Yunfeng Fang, Jiaju Zeng, Hong Zhong, Xianzhou Zhu and Changwen Zhou.

The ordinary shares of Knowrience Holdings Limited were issued to Jilun He and certain of our executive officers and directors for nominal amounts on September 22, 2006. We determined that the issuance of 4,750,000 of our ordinary shares at nominal amounts to Knowrience Holdings Limited attributable to these executive officers and directors’ shareholdings in Knowrience Holdings Limited was share-based compensation. Accordingly, we recorded share-based compensation based on grant date fair value requirements in accordance with SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS 123R. As these shares were issued without any vesting conditions, the related stock compensation expense, which totaled RMB8.6 million, was recognized as an expense immediately at the issuance date.

The 250,000 of our ordinary shares issued to Knowrience Holdings Limited that were attributable to Jilun He’s shareholding in Knowrience Holdings Limited are accounted for as a shareholder transaction.

Share Incentive Plan

On April 16, 2008, our shareholders and board of directors approved the Share Incentive Plan under which up to 7,500,000 ordinary shares may be issued to officers (including directors), employees and consultants, subject to certain adjustments.

On April 16, 2008, we granted 3,013,100 options to our senior management and employees and 698,000 options to consultants at an exercise price of US$3.20 per share. Among these options, 164,750 options will vest over a one year period, one-fourth of 2,668,350 options will vest each year over a four-year period beginning from the date of the grant and one-half of 180,000 options will vest on each of the third and fourth anniversaries of the date of the grant.

On April 16, 2008, we granted 500,000 options at an exercise price of US$3.20 per share that will vest over a five-year period to an outside consultant for his consulting services to be provided to us. On July 3, 2008, upon mutual agreement, the consulting services agreement was terminated and, accordingly, the 500,000 options granted to this consultant pursuant to this consulting services agreements were forfeited. On April 16, 2008, we granted 198,000 options, or the consultant options, at an exercise price of US$3.20 per share that will vest over a four-year period to seven other outside consultants.

On May 15, 2008, we granted 180,000 restricted shares to Yifan Li, our chief financial officer. One-half of the restricted shares will vest each year over a two year period beginning from the date of grant. For additional information regarding our Share Incentive Plan and grants of options to our senior management and employees and our grant of restricted shares in 2008, see “Management — Share Incentive Plan” and Note 13 of our consolidated financial statements for the six months ended June 30, 2007 and 2008 included elsewhere in this prospectus.

In accordance with SFAS No.123R, Share-Based Payment, or SFAS 123R, the 3,013,100 options and 180,000 restricted shares granted to senior management and employees should be measured at fair value on the date of grant. We elected to recognize compensation expense for share-based awards with only service conditions on a straight-line basis over their respective vesting periods with a corresponding credit to additional paid-in- capital, with the limitation that the amount of compensation expense recognized at any date must at least equal the portion of the grant-date value of the awards vested at that date.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rates are estimated based on historical employee turnover rates and will be adjusted to reflect future changes in circumstances and facts, if any.

In accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employee for Acquiring, or in Conjunction with Selling, Goods or Services, or EITF 96-18, the fair value of options granted to consultants is measured at the earlier of: (1) the performance commitment date, or (2) the date the services required under the arrangements have been completed. The options granted to consultants will not qualify for final measurement until the services required have been completed. During financial reporting periods prior to the final measurement date, for purposes of recognition of costs during these periods, the options granted to consultants should be measured at their then-current fair value at each financial reporting date. Costs are recognized based on the proportion of services rendered during a reporting period. Changes in the fair value between reporting dates should be accounted for with a cumulative catch up adjustment, such that the total cumulative cost recognized is equal to the then-current fair value of the options multiplied by the cumulative proportion of services rendered as of the reporting date.

For the options forfeited upon the termination of the consulting services agreement, the cumulative compensation costs previously recognized for the unvested options are reversed on the date of the termination.

The determination of the fair value of equity awards such as restricted shares and options requires making complex and subjective judgments regarding, among other things, projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. The assumptions used in deriving fair value include no material changes in the existing political, legal, technological, fiscal or economic condition which may adversely affect our business, and no significant changes to our competitive advantages and disadvantages. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expenses we recognize in our financial statements.

We engaged Jones Lang LaSalle Sallmanns Limited, an independent valuation firm, to assess the fair value of our ordinary shares as of each relevant grant date on a contemporaneous basis. In its assessment of the fair value of our ordinary shares, Jones Lang LaSalle Sallmanns Limited considered the market approach, cost approach and income approach, and ultimately used the income approach to derive the fair value of our ordinary shares.

Under the income approach, value depends on the present worth of future economic benefits to be derived from the projected income. Indications of value were developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth at discount rates which were appropriate for the risks of the business. For the income approach, Jones Lang LaSalles Sallmanns Limited utilized our projected cash flows through 2016. In considering the appropriate discount rate to be applied, Jones Lang LaSalle Sallmanns Limited took into account a number of factors including the current cost of finance and the considered risk inherent in the business. Ultimately, Jones Lang LaSalle Sallmanns Limited deemed a weighted average cost of capital, or WACC, of 17.02% appropriate for the valuation of our ordinary shares on April 16, 2008 and a WACC of 16.86% for the valuation of our ordinary shares on May 15, 2008.

Jones Lang LaSalle Sallmanns Limited adopted an option-pricing model to allocate enterprise value to preferred and ordinary shares. The option-pricing model involved making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Estimating the volatility of our share price as a privately held company was complex because there was no readily available market for the shares. Jones Lang LaSalle Sallmanns Limited estimated the volatility of our shares based on the historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The total fair value of the options granted on April 16, 2008 and restricted shares granted on May 15, 2008 are US$3.0 million and US$0.48 million, respectively, as of their respective dates of grants. Set forth below is a summary of our share-based awards granted in 2008:

Grant Date	Number of Restricted Shares / Options Granted	Fair Value Per Ordinary Share on Grant Date	Fair Value Per Restricted Share / Option on Grant Date
May 15, 2008	90,000	$3.03	2.69(1)
May 15, 2008	90,000	$3.03	2.65(2)
April 16, 2008	2,668,350	$2.98	0.76(3)
April 16, 2008	164,750	$2.98	0.74(4)
April 16, 2008	180,000	$2.98	0.77(5)
April 16, 2008	198,000	$2.98	0.78(6)
April 16, 2008	500,000	$2.98	1.03(7)

(1)	Fair value of restricted shares that vest on May 15, 2009.

(2)	Fair value of restricted shares that vest on May 15, 2010.

(3)	Fair value of options that vest one-fourth each year over a four-year period starting from the grant date.

(4)	Fair value of options that vest over a one-year period starting from the grant date.

(5)	Fair value of options that vest on each of the third and fourth anniversaries of the grant date.

(6)	Fair value of options that vest one-fourth each year over a four-year period starting from the grant date.

(7)	Fair value of options that vest one-fifth each year over a five-year period starting from the grant date.

Options granted to senior management and employees

The following table summarizes information regarding options granted to senior management and employees for the six months ended June 30, 2008:

	Number of options	Weighted-Average Exercise Price (US$)	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding as of January 1, 2008	—	—
Granted	3,013,100	3.20
Exercised	—	—
Forfeited or cancelled	(20,670)	3.20

Outstanding as of June 30, 2008	2,992,430	3.20	4.79	389,000

Expected to vest as of June 30, 2008	2,834,556	3.20	4.79	368,000

Exercisable as of June 30, 2008	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of our shares as of June 30, 2008 for those awards that have an exercise price currently below the fair value of our shares. The intrinsic value of options exercised in the six months ended June 30, 2008 was nil as of June 30, 2008.

The weighted-average grant-date fair value of options granted to our senior management and employees in the six months ended June 30, 2008 was RMB5.37 (US$0.78) per option. The fair value of options vested in the six months ended June 30, 2008 was nil as of June 30, 2008.

As of June 30, 2008, there was RMB13,858 (US$2,020) of unrecognized share-based compensation expenses related to options granted to senior management and employees. The unrecognized expenses are expected to be recognized over a weighted-average vesting period of 3.63 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation expenses related to these awards may differ from our current expectations.

The fair value of the options granted to senior management and employees was estimated using the following assumptions:

Six months ended June 30, 2008
Suboptimal exercise factors	2.3-2.5
Risk-free interest rates	2.79%
Expected volatility	27.10%
Expected dividend yield	0%
Expected term (Years)	4.85-4.93

Total share-based compensation expenses recognized in the six months ended June 30, 2008 were as follows:

	Six months ended June 30, 2008
	(RMB)	(US$)
Sales and marketing expenses	113,000	17,000
General and administrative expenses	796,000	116,000

	909,000	133,000

Options granted to consultants

The following table summarizes information regarding options granted to consultants in the six months ended June 30, 2008:

	Number of options	Weighted-Average Exercise Price (US$)	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding as of January 1, 2008	—	—
Granted	698,000	3.20
Exercised	—	—
Forfeited or cancelled	—	—

Outstanding as of June 30, 2008	698,000	3.20	5.51	91,000

Expected to vest as of June 30, 2008	698,000	3.20	5.51	91,000

Exercisable as of June 30, 2008	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of our shares as of June 30, 2008 for those awards that have an exercise price currently below the fair value of our shares. The intrinsic value of options exercised in the six months ended June 30, 2008 was nil as of June 30, 2008.

The weighted-average grant-date fair value of options granted to our consultants in the six months ended June 30, 2008 was RMB6.79 (US$0.99) per option. The fair value of options vested in the six months ended June 30, 2008 was nil.

As of June 30, 2008, excluding the 500,000 options forfeited on July 3, 2008, there were RMB1.2 million (US$0.2 million) of unrecognized share-based compensation expenses related to 198,000 options granted to consultants. The unrecognized expenses are expected to be recognized over a weighted-average vesting period of 3.79 years. To the extent the actual forfeiture rate is different from the original estimate or where there is a change in the fair value of the options, actual share-based compensation expenses related to these awards may be different from our current expectation.

The fair value of the options granted to consultants was estimated using the following assumptions:

Six months ended June 30, 2008
Suboptimal exercise factors	2.5
Risk-free interest rates	2.79%-3.45%
Expected volatility	27.10%-33.57%
Expected dividend yield	0%
Expected term (Years)	4.70-5.69

Total share-based compensation expenses recognized in the six months ended June 30, 2008 were as follows:

	Six months ended June 30, 2008
	(RMB)	(US$)
General and administrative expenses	691,000	100,000

Restricted shares granted to a senior member of management

The following table summarizes information regarding the restricted shares granted to a senior member of management in the six months ended June 30, 2008:

	Number of restricted shares	Weighted-Average Grant-Date Fair Value (US$)
Nonvested as of January 1, 2008	—	—
Granted	180,000	2,670
Vested	—	—
Forfeited or cancelled	—	—

Nonvested as of June 30, 2008	180,000	2,670

The total intrinsic value of restricted shares vested in the six months ended June 30, 2008 was nil.

As of June 30, 2008, there were RMB3.1 million (US$0.5 million) of unrecognized share-based compensation expenses relating to restricted shares granted to a senior member of management. The unrecognized expenses are expected to be recognized over a weighted-average vesting period of 1.87 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

Total share-based compensation expenses recognized for the six months ended June 30, 2008 were as follows:

	Six months ended June 30, 2008
	(RMB)	(US$)
General and administrative expenses	215,000	31,000

The fair value of the options is estimated using the Binomial option pricing model, which utilizes the binomial lattice of the underlying asset by building in the terms and structures of the option. Since the binomial tree provides the possible future prices for each period in time as well as the respective probability, the value of the option of the underlying asset can then be determined for each point in time.

The fair value of the restricted shares is determined using the dividend adjusted Black-Scholes option pricing model. For the purpose of the valuation, Jones Lang LaSalle Sallmanns Limited assessed the lack of marketability of the restricted shares during the vesting period and/or the restricted period by treating the right to sell the shares freely and easily during the vesting period and/or the restricted period as a put option.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes, that appear elsewhere in this prospectus. Our limited operating history makes it difficult to predict our future operating results. As a result, our historical consolidated results of operations are not necessarily indicative of our results of operations you may expect for any future period.

	Year ended December 31,							Six months ended June 30,
	2005		2006		2007			2007		2008
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Billboards	63,264	85.6%	113,983	85.1%	226,241	32,984	82.0%	86,572	83.8%	175,609	25,602	66.4%
Out-of-home network media	1,971	2.7	11,722	8.8	37,346	5,445	13.5	795	0.8	91,329	13,315	34.5
Other media	11,121	15.0	13,700	10.2	23,596	3,440	8.5	19,452	18.8	7,463	1,088	2.8

Total revenues	76,356	103.3	139,405	104.1	287,183	41,869	104.0	106,819	103.4	274,401	40,005	103.8
Business tax and other sales tax	(2,418)	(3.3)	(5,505)	(4.1)	(11,165)	(1,628)	(4.0)	(3,535)	(3.4)	(9,955)	(1,451)	(3.8)

Net revenues	73,938	100.0%	133,900	100.0%	276,018	40,241	100.0%	103,284	100.0%	264,446	38,554	100.0%

Cost of revenues	(70,642)	(95.6)	(89,610)	(66.9)	(179,732)	(26,204)	(65.1)	(75,928)	(73.5)	(180,950)	(26,381)	(68.4)

Gross profit	3,296	4.4	44,290	33.0	96,286	14,037	34.9	27,356	26.5	83,496	12,173	31.6

Operating expenses(1):
Sales and marketing	(6,882)	(9.3)	(19,659)	(14.7)	(15,749)	(2,296)	(5.7)	(6,373)	(6.2)	(18,560)	(2,705)	(7.0)
General and administrative	(2,449)	(3.3)	(7,570)	(5.6)	(11,161)	(1,627)	(4.0)	(4,248)	(4.1)	(15,000)	(2,187)	(5.7)

Total operating expenses	(9,331)	(12.6)	(27,229)	(20.3)	(26,910)	(3,923)	(9.7)	(10,621)	(10.3)	(33,560)	(4,892)	(12.7)

Income (loss) from operations	(6,035)	(8.2)	17,061	12.7	69,376	10,114	25.2	16,735	16.2	49,936	7,281	18.9
Subsidy income	527	0.7	204	0.1	722	105	0.3	—	—	—	—	—
Interest expense and amortization of debt discount	—	—	—	—	(2,059)	(300)	(0.8)	(326)	(0.3)	(14,872)	(2,168)	(5.6)
Change in fair value of warrants and embedded derivatives	—	—	—	—	—	—	—	—	—	(6,229)	(908)	(2.4)
Other income (expenses)	24	—	(124)	(0.1)	81	12	—	95	0.1	843	122	0.3
Income tax benefits (expenses)	336	0.5	(11,820)	(8.8)	(8,030)	(1,171)	(2.9)	(1,946)	(1.9)	(1,715)	(250)	(0.6)
Minority interest	46	0.1	(736)	(0.5)	88	13	—	—	—	99	14	0.0

Net income (loss)	(5,102)	(6.9)%	4,585	3.4%	60,178	8,773	21.8%	14,558	14.1%	28,062	4,091	10.6%

(1)

Includes share-based compensation expenses of RMB8.6 million in 2006 relating to the issuance of 4,750,000 of our ordinary shares held by Knowrience Holdings Limited for nominal consideration to some of our executive officers and directors and share-based compensation of RMB1.8 million in the six months ended June 30, 2008 relating to the grant of options and restricted shares to our senior management, employees and consultants.

Six months ended June 30, 2007 and 2008

Revenues

Our revenues increased by 156.9% to RMB274.4 million (US$40.0 million) in the six months ended June 30, 2008 compared to RMB106.8 million in the same period in 2007, primarily due to: (1) an increase in revenues from sales of advertising space on billboards, and (2) an increase in revenues from selling advertising space on out-of-home network media. Primarily due to the same reasons, our revenues increased by 104.4% to RMB147.0 million in the second quarter of 2008 compared to RMB71.9 million in the second quarter of 2007, and by 265.0% to RMB127.4 million in the first quarter of 2008 compared to RMB34.9 million in the first quarter of 2007.

Revenues from selling advertising space on billboards increased by 102.8% to RMB175.6 million (US$25.6 million) in the six months ended June 30, 2008 compared to RMB86.6 million in the same period in 2007. This increase was mainly due to an increase in the number of our advertising clients and their average advertising expenditures, which resulted from the expansion of our sales team and a corresponding increase in advertisers’ acceptance of our advertising services as well as an increase in the number of long-term leased media units in prime locations. Our revenues from selling advertising space on billboards increased by 61.1% to RMB97.0 million in the second quarter of 2008 compared to RMB60.2 million in the second quarter of 2007, primarily as a result of an increase in the number of our advertising clients. Revenues from selling advertising space on billboards increased by 197.9% to RMB78.6 million in the first quarter of 2008 compared to RMB26.4 million in the first quarter of 2007, mainly due to an increase in the number of our clients and their average advertising expenditures.

Revenues from selling advertising space on out-of-home network media increased significantly to RMB91.3 million (US$13.3 million) in the six months ended June 30, 2008 compared to RMB0.8 million in the same period in 2007, principally as a result of an increase in our advertising clients’ average advertising expenditures on our out-of-home network media advertising services and an increase in the number of our clients, which was in turn driven by an increase in the number of out-of-home network media units available to us to display advertisements for our clients. The increase in the number of out-of-home network media units was largely due to a one-year framework agreement we executed in September 2007 with White Horse, a major operator of advertising media in bus shelters in the PRC, pursuant to which we may lease the advertising media operated by White Horse in bus shelters at discounted rates. Principally due to the same reasons, our revenues from selling advertising space on out-of-home media significantly increased to RMB46.9 million in the second quarter of 2008 compared to RMB0.2 million in the second quarter of 2007, and to RMB44.4 million in the first quarter of 2008 compared to RMB0.6 million in the first quarter of 2007.

Revenues from selling advertising space and time on other media decreased by 61.6% to RMB7.5 million (US$1.1 million) in the six months ended June 30, 2008 compared to RMB19.5 million in the same period in 2007, primarily due to a decrease in our clients’ average advertising expenditures on our advertising services on other media, such as television and broadcasting, as a result of decreased demand for such services. Largely due to the same reason, revenues from selling advertising space on other media decreased by 72.8% to RMB3.2 million in the second quarter of 2008 compared to RMB11.6 million in the second quarter of 2007, and by 45.2% to RMB4.3 million in the first quarter of 2008 compared to RMB7.9 million in the first quarter of 2007.

Net Revenues

After taking into account business tax and other sales tax, our net revenues increased by 156.0% to RMB264.4 million (US$38.6 million) in the six months ended June 30, 2008 compared to RMB103.3 million in the same period in 2007. Business tax and other sales tax increased to RMB10.0 million (US$1.5 million) in the six months ended June 30, 2008 compared to RMB3.5 million in the same period in 2007. Our net revenues increased by 103.2% to RMB141.2 million in the second quarter of 2008 compared to RMB69.5 million in the second quarter of 2007, and by 264.7% to RMB123.2 million in the first quarter of 2008 compared to RMB33.8 million in the first quarter of 2007. Business tax and other sales tax increased by 140.2% to RMB5.9 million in the second quarter of 2008 compared to RMB2.4 million in the second quarter of 2007, and by 273.1% to RMB4.1 million in the first quarter of 2008 compared to RMB1.1 million in the first quarter of 2007.

Costs of revenues

Costs of revenues increased by 138.3% to RMB181.0 million (US$26.4 million) in the six months ended June 30, 2008 compared to RMB75.9 million in the same period in 2007, largely as a result of an increase in leasing fees and advertisement production expenses. The increase in leasing fees and advertisement production expenses was primarily due to: (1) an increase in the number of billboards in prime locations that we acquired under long-term lease agreements, and (2) an increase in the number of the short-term advertising media lease agreements we executed, which was attributable to the continued expansion of our business. In addition, we entered into a one-year framework agreement with White Horse, pursuant to which we can lease advertising media operated by White Horse in bus shelters at discounted rates. Our costs of revenues as a percentage of our net revenues decreased to 68.4% in the six months ended June 30, 2008 compared to 73.5% in the same period in 2007, mainly because of the significant increase in our revenues from both selling advertising space on billboards and revenues from selling advertising space on out-of-home network media, which outpaced the increase in our costs of revenues incurred during this period. Primarily due to the same reasons mentioned above, costs of revenues increased by 89.4% to RMB92.2 million in the second quarter of 2008 compared to RMB48.6 million in the second quarter of 2007, and by 225.6% to RMB88.8 million in the first quarter of 2008 compared to RMB27.3 million in the first quarter of 2007.

Gross profit

As a result of the foregoing, gross profit increased significantly to RMB83.5 million (US$12.2 million) in the six months ended June 30, 2008 compared to RMB27.4 million in the same period in 2007. Our gross margin increased to 31.6% in the six months ended June 30, 2008 from 26.5% in the same period in 2007. The increase in gross margin was primarily a result of: (1) an increase in the sales of advertising space on billboards that we have leased in prime locations under long-term lease agreements and included in our short-term packages, which typically generate higher revenues, and (2) a decrease in advertising services we provided for television and radio broadcasting, which generally require us to incur higher costs than advertising services for other out-of-home media. Gross profit increased by 135.4% to RMB49.0 million in the second quarter of 2008 compared to RMB20.9 million in the second quarter of 2007, and by 428.1% to RMB34.5 million in the first quarter of 2008 compared to RMB6.5 million in the first quarter of 2007. Largely due to the same reasons mentioned above, our gross margin rate increased to 34.7% in the second quarter of 2008 compared to 30.0% in the second quarter of 2007, and increased to 28.0% in the first quarter of 2008 compared to 19.3% in the first quarter of 2007.

Operating expenses

Operating expenses increased by 216.0% to RMB33.6 million (US$4.9 million) in the six months ended June 30, 2008 compared to RMB10.6 million in the same period in 2007. The increase was primarily due to an increase in sales and marketing expenses and general and administrative expenses. Operating expenses as a percentage of our total net revenues increased to 12.7% in the six months ended June 30, 2008 from 10.3% in the same period in 2007 because our operating expenses increased at a higher rate than our revenue during this period. Mainly due to the same reasons, our operating expenses increased by 203.8% to RMB18.2 million in the second quarter of 2008 compared to RMB6.0 million in the second quarter of 2007, and by 231.5% to RMB15.4 million in the first quarter of 2008 compared to RMB4.7 million in the first quarter of 2007. Operating expenses as a percentage of our total net revenues increased to 12.8% in the second quarter of 2008 from 8.6% in the second quarter of 2007, primarily because our operating expenses increased at a faster rate than our revenues during this period. Operating expenses as a percentage of our total net revenues decreased to 12.5% in the first quarter of 2008 from 13.8% in the first quarter of 2007, largely because our operating expenses increased at a slower rate than our revenues during this period.

Our sales and marketing expenses increased by 191.2% to RMB18.6 million (US$2.7 million) in the six months ended June 30, 2008 compared to RMB6.4 million in the same period in 2007 primarily due to: (1) a significant increase in the salaries and benefits for our sales and marketing personnel to RMB12.9 million in the six months ended June 30, 2008 compared to RMB3.4 million in the same period in 2007, resulting from a significant growth in our sales and marketing staff as we further expanded our business, and increased salaries and benefits for these employees, (2) an increase in office expenses related to our sales and marketing activities to RMB2.1 million in the six months ended June 30, 2008 compared to RMB1.2 million in the same period in 2007 which resulted from the growth of our sales and marketing team. Our sales and marketing expenses increased as a percentage of our net revenues to 7.0% in the six months ended June 30, 2008 compared to 6.2% in the same period in 2007, mainly due to our sales and marketing expenses increasing at a higher rate than our revenues during this period. In the second quarter of 2008, our sales and marketing expenses increased by 180.4% to RMB9.9 million compared to RMB3.6 million in the second quarter of 2007, primarily as a result of an increase in the salaries and benefits for our sales and marketing personnel to RMB7.2 million in the second quarter of 2008 from RMB1.9 million in the second quarter of 2007. In the first quarter of 2008, our sales and marketing expenses increased by 204.6% to RMB8.7 million compared to RMB2.8 million in the first quarter of 2007, mainly as a result of an increase in the salaries and benefits for our sales and marketing personnel to RMB5.8 million in the first quarter of 2008 from RMB1.5 million in the first quarter of 2007. Our sales and marketing expenses as a percentage of our net revenues increased to 7.0% in the second quarter of 2008 from 5.1% in the second quarter of 2007, largely due to our sales and marketing expenses increasing at a higher rate than our revenues during this period. Our sales and marketing expenses as a percentage of our net revenues decreased to 7.0% in the first quarter of 2008 from 8.4% in the first quarter of 2007, primarily due to our sales and marketing expenses increasing at a lower rate than our revenues during this period.

General and administrative expenses increased by 253.1% to RMB15.0 million (US$2.2 million) in the six months ended June 30, 2008 compared to RMB4.2 million in the same period in 2007, primarily due to: (1) an increase in salaries and benefits for our administrative personnel to RMB4.9 million in the six months ended June 30, 2008 compared to RMB1.4 million in the same period in 2007, as we grew our administrative staff and increased salaries and benefits for these employees, (2) an increase in office expenses relating to our general and administrative activities to RMB2.6 million in the six months ended June 30, 2008 compared to RMB0.5 million in the same period in 2007 resulting from the expansion of our business, and (3) share-based compensation expenses of RMB1.7 million incurred in the second quarter of 2008 in connection with options and restricted shares we granted to our employees and outside consultants. General and administrative expenses increased by 237.8% to RMB8.2 million in the second quarter of 2008 compared to RMB2.4 million in the second quarter of 2007, primarily due to: (1) share-based compensation expenses of RMB1.7 million incurred in the second quarter of 2008; (2) an increase in salaries and benefits for our administrative personnel to RMB2.2 million in the second quarter of 2008 compared to RMB0.9 million in the second quarter of 2007; and (3) an increase in office expenses relating to our general and administrative activities to RMB1.1 million in the second quarter of 2008 compared to RMB0.3 million in the second quarter of 2007. General and administrative expenses increased by 273.5% to RMB6.8 million in the first quarter of 2008 compared to RMB1.8 million in the first quarter of 2007, principally as a result of an increase in salaries and benefits for our administrative personnel to RMB2.6 million in the first quarter of 2008 compared to RMB0.6 million in the first quarter of 2007.

Income from operations

As a result of the foregoing, our income from operations increased by 198.4% to RMB50.0 million (US$7.3 million) in the six months ended June 30, 2008 compared to RMB16.7 million in the same period in 2007. Our income from operations increased by 108.0% to RMB31.0 million in the second quarter of 2008 compared to RMB14.8 million in the second quarter of 2007, and substantially increased to RMB19.0 million in the first quarter of 2008 compared to RMB1.9 million in the first quarter of 2007.

Interest expense and amortization of debt discount

In the six months ended June 30, 2008, we had interest expense and amortization of debt discount of RMB14.9 million (US$2.2 million) compared to RMB0.3 million in the same period in 2007, primarily relating to the US$20,000,000 aggregate principal amount of our 5% secured convertible notes due 2010 issued to Blue Ridge Investments, LLC, or the Blue Ridge notes. Interest expense and amortization of debt discount relating to the Blue Ridge notes mainly consist of: (1) an early redemption amount that accrues at a rate of 10% per annum of the principal amount and that is calculated based on the number of days the notes have been outstanding; (2) interest expenses accrued at a rate of 5% per annum of the principal amount and calculated based on the actual days outstanding; and (3) accretion of the initial discount on the Blue Ridge notes. See Note 11 of our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus. As a result of the Blue Ridge notes, our interest expense and amortization of debt discount increased to RMB7.3 million in the second quarter of 2008 compared to RMB0.3 million in the second quarter of 2007. Due to the same reason mentioned above, we had interest expense and amortization of debt discount of RMB7.6 million in the first quarter of 2008 compared to nil in the first quarter of 2007. Upon the completion of this offering, the holder of the Blue Ridge notes will exercise its right to convert US$7,000,000 principal amount of such notes into our ordinary shares and we will redeem the remaining US$13,000,000 principal amount of the Blue Ridge notes at 100% of the principal amount together with any accrued and unpaid interest. Consequently, upon the completion of this offering, the initial discount on the Blue Ridge notes will be recognized immediately as interest expense with a credit to additional paid-in-capital. The difference between the actual redemption amount and the sum of principal amount, accrued and unpaid interest and accumulated early redemption amount relating to the US$13,000,000 principal amount of the Blue Ridge notes will be immediately recognized as a gain or loss. As of June 30, 2008 the unamortized balance of the initial discount was RMB13.1 million (US$1.9 million) and the accumulated early redemption amount relating to the US$13,000,000 principal amount of the Blue Ridge notes was RMB4.7 million (US$0.7 million).

Change in fair value of warrants and embedded derivatives

In the six months ended June 30, 2008, we had change in fair value of warrants and embedded derivatives of RMB6.2 million (US$0.9 million), relating to the 80 secured warrants with a face value of US$100,000 each we issued to Blue Ridge Investments, LLC. In the second quarter of 2008, change in fair value of warrants and embedded derivatives was RMB3.3 million compared to nil in the second quarter of 2007. In the first quarter of 2008, change in fair value of warrants and embedded derivatives was RMB2.9 million compared to nil in the first quarter of 2007. See “ — Changes in Fair Value of Warrants”.

Other income (expenses)

Other income (expenses) mainly consists of interest income, exchange loss and other expenses. We had other income of RMB0.8 million (US$0.1 million) in the six months ended June 30, 2008 compared to other expenses of RMB95,000 in the same period in 2007. Our other income increased to RMB0.4 million in the second quarter of 2008 compared to RMB0.1 million in the second quarter of 2007, and increased to RMB0.4 million in the first quarter of 2008 compared to RMB29,000 in the first quarter of 2007. After taking into account these amounts, we had income before income tax and minority interest of RMB29.7 million (US$4.3 million) in the six months ended June 30, 2008 compared to RMB16.5 million in the same period in 2007, RMB20.8 million in the second quarter of 2008 compared to RMB14.6 million in the second quarter of 2007, and RMB8.9 million in the first quarter of 2008 compared to RMB1.9 million in the first quarter of 2007.

Income taxes benefits (expenses)

We had income tax expenses of RMB1.7 million (US$0.3 million) in the six months ended June 30, 2008 compared to the income tax expenses of RMB1.9 million in the same period in 2007. The effective tax rate was 5.8% and 11.8% in the six months ended June 30, 2008 and in the same period in 2007, respectively. The decrease in our effective tax rate was principally as a result of: (1) our reversal of valuation allowances of RMB2.1 million in the first quarter of 2008 on deferred tax assets made in previous years; and (2) a decrease in the applicable tax rates in connection with the New EIT Law. We had income tax expenses of RMB2.1 million in the second quarter of 2008 compared to RMB1.7 million in the second quarter of 2007, principally due to our increased income. We had income tax benefits of RMB0.4 million in the first quarter of 2008 compared to our income tax expenses of RMB0.2 million in the first quarter of 2007, primarily as a result of our reversal of valuation allowances of RMB2.1 million in the first quarter of 2008 on deferred tax assets made in previous years.

Minority interest

We had minority interest profit of RMB99,000 (US$14,000) in the six months ended June 30, 2008, which represented the share of Jilun He, our founder, chairman and chief executive officer, in our net income based on his 2% equity interest in Beijing Time Share Advertising & Communication Co., Ltd., his 2% equity interest in Xi’an Time Share Advertising & Communication Co., Ltd. and his 1.28% equity interest in Hubei Time Share Advertising & Communication Co., Ltd. We had no minority interest in the same period in 2007. In the first two quarters of 2008, our minority interest profit were RMB27,000 and RMB72,000, respectively.

Net income

As a result of the foregoing, net income increased to RMB28.1 million (US$4.1 million) in the six months ended June 30, 2008 compared to RMB14.6 million in the same period in 2007. Our net income increased to RMB18.7 million in the second quarter of 2008 compared to RMB12.9 million in the second quarter of 2007, and increased to RMB9.4 million in the first quarter of 2008 compared to RMB1.7 million in the first quarter of 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenues

Our revenues increased to RMB287.2 million (US$41.9 million) in 2007 compared to RMB139.4 million in 2006, primarily due to an increase in revenues from selling advertising space on billboards.

Revenues from selling advertising space on billboards increased by 98.5% to RMB226.2 million (US$33.0 million) in 2007 compared to RMB114.0 million in 2006. This increase was primarily due to: (1) our ability to offer a broader range of services as a result of the growth in advertising media information aggregated in our proprietary database, which we began utilizing in the second half of 2006; and (2) an increase in the number of our advertising clients resulting from advertisers’ increasing acceptance of our advertising services, which was due to the expansion of both our sales team and our proprietary database.

Revenues from selling advertising space on out-of-home network media significantly increased to RMB37.3 million (US$5.4 million) in 2007 compared to RMB11.7 million in 2006. This increase was mainly due to an increase in the volume of advertising sales on out-of-home network media, which was in turn driven by an increase in the out-of-home network media available for advertisement displays in our proprietary database and an increase in the number of our advertising clients.

Revenues from selling advertising space on other media increased by 72.2% to RMB23.6 million (US$3.4 million) in 2007 compared to RMB13.7 million in 2006. This increase was primarily due to an increase in both the number of our advertising clients and our clients’ average advertising expenditures on our advertising services on other media, such as television and broadcasting, as a result of increased demand for such services. We also generated revenues of RMB0.3 million (US$0.1 million) from selling advertising space on digital media in 2007.

Net revenues

After taking into account of business tax and other sales tax, our net revenues increased to RMB276.0 million (US$40.2 million) in 2007 compared to RMB133.9 million in 2006. Business tax and other sales tax increased to RMB11.2 million (US$1.6 million) in 2007 compared to RMB5.5 million in 2006.

Costs of revenues

Costs of revenues increased to RMB179.7 million (US$26.2 million) in 2007 compared to RMB89.6 million in 2006, largely as a result of an increase in leasing fees and advertisement production expenses. The increase in leasing fees and advertisement production expenses was primarily due to: (1) an increase in the number of billboard lease agreements we executed, which was attributable to the continued expansion of our business, and (2) to a lesser extent, an increase in advertising services we provided for television and radio broadcasting, which generally require us to incur higher costs than when providing advertising services for other out-of-home advertising media. Our cost of revenues as a percentage of our net revenues decreased to 65.1% in 2007 compared to 66.9% in 2006.

Gross profit

As a result of the foregoing, gross profit increased to RMB96.3 million (US$14.0 million) in 2007 compared to RMB44.3 million in 2006. Our gross margin slightly increased to 34.9% in 2007 from 33.1% in 2006. The small increase in gross margin was commensurate with the growth of our revenues which slightly outpaced the growth of our cost of revenues.

Operating expenses

Operating expenses decreased by 1.2% to RMB26.9 million (US$3.9 million) in 2007 compared to RMB27.2 million in 2006. The decrease was primarily due to our share-based compensation expenses of RMB8.6 million in 2006 relating to the issuance of Knowrience Holdings Limited’s ordinary shares for nominal consideration to some of our executive officers and directors which were equivalent to the issuance of 4,750,000 of our ordinary shares. Our operating expenses in 2007 would have been higher than those in 2006 should the share-based compensation not been given to effect, in line with the growth of our business. Operating expenses as a percentage of our total net revenues decreased to 9.7% in 2007 from 20.3% in 2006 mainly due to the share-based compensation expenses in 2006 referenced above and economies of scale that resulted from a growth in our business. We expect our operating expenses will increase in 2008 in connection with our grant of options on April 16, 2008 and restricted shares on May 15, 2008 to certain of our executive officers, directors and employees which will result in share-based compensation expenses. See “— Critical Accounting Policies and Estimates — Share-based Compensation Expenses — Share Incentive Plan.”

Our sales and marketing expenses decreased by 19.9% to RMB15.7 million (US$2.3 million) in 2007 compared to RMB19.7 million in 2006. This decrease was principally as a result of (1) share-based compensation expenses in 2006 of RMB6.3 million relating to the issuance of Knowrience Holdings Limited’s ordinary shares for nominal consideration to certain of our executive officers and directors which were equivalent to the issuance of 4,750,000 of our ordinary shares, and (2) a decrease of RMB1.7 million in promotion expenses reflecting less promotion advertising and activities than in 2006. The foregoing was partly offset by (1) an increase of RMB1.9 million in salaries and benefits resulting from an increase in the number of sales and marketing personnel we employed, and (2) an increase of RMB1.1 million in office and utility expenses related to our sales and marketing as a result of the growth of our business. Our sales and marketing expenses decreased as a percentage of net revenues to 5.7% in 2007 compared to 14.7% in 2006.

General and administrative expenses increased by 47.4% to RMB11.2 million (US$1.6 million) in 2007 compared to RMB7.6 million in 2006. This increases was primarily due to (1) an increase of RMB2.1 million in salaries and benefits due to an increase in the number of our administrative employees resulting from the continued growth of our business, (2) an increase of RMB0.7 million in professional fees we paid to attorneys and consulting firms in connection with significant agreements, such as long-term lease agreements for advertising media, strategies executed by us since the second half of 2006 and the preparation of this offering, and (3) an increase of RMB2.3 million in office and utility expenses, traveling expenses and entertainment expenses related to our general and administrative management as a result of the growth of our business. The foregoing was partly offset by our share-based compensation expenses of RMB2.3 million in 2006 relating to the issuance of Knowrience Holdings Limited’s ordinary shares for nominal consideration to certain of our executive officers and directors which were equivalent to the issuance of 4,750,000 of our ordinary shares. Our general and administrative expenses decreased as a percentage of net revenues to 4.0% in 2007 compared to 5.7% in 2006.

Income from operations

As a result of the foregoing, we had income from operations of RMB69.4 million (US$10.1 million) in 2007 compared to RMB17.1 million in 2006. Our operating margin increased to 25.2% in 2007 compared to 12.8% in 2006.

Income before income tax and minority interest

Subsidy income primarily consists of business tax refunds from local tax authorities. We had subsidy income of RMB0.7 million (US$105,000) in 2007 compared to RMB0.2 million in 2006. The increase was primarily due to an increase in business tax we paid in 2006.

In 2007, we had interest expense and amortization of debt discount of RMB0.9 million (US$126,000) relating to US$20,000,000 aggregate principal amount of our 5% secured convertible notes due 2010 issued to Blue Ridge Investment, LLC.

Other income and expenses mainly consists of interest income, exchange loss and other expenses. We had other income of RMB81,000 (US$12,000) in 2007 compared to other expenses of RMB124,000 in 2006. After taking into account these amounts, we had income before income tax and minority interest of RMB68.1 million (US$9.9 million) in 2007 compared to RMB17.1 million in 2006.

Income tax

Our income tax expense decreased by 32.1% to RMB8.0 million (US$1.2 million) in 2007 from RMB11.8 million in 2006. Our effective tax rate decreased to 11.8% in 2007 compared to 69.0% in 2006. These decreases were primarily due to Chengdu Time Share’s being eligible for a exemption from the 15% preferential EIT tax in 2007.

Minority interest

We recorded minority interest profit of RMB88,000 (US$13,000) in 2007 and minority interest expense of RMB0.7 million in 2006. Minority interest in 2007 represented the share of Xianzhou Zhu, our vice president and one of our shareholders, in our net income based on his 5% equity interest in Chengdu Advertising prior to the transfer of his 5% equity interest to Sichuan Time Share in September 2007. Minority interest in 2006 represented the respective 5% equity interests of Xianzhou Zhu and Cunping Gao, an unrelated third party, in Sichuan Outdoor, which was dissolved in January 2007, and Xianzhou Zhu’s 5% equity interest in Chengdu Advertising.

Net income

As a result of the foregoing, we had net income of RMB60.2 million (US$8.8 million) in 2007 compared to RMB4.6 million in 2006.

Cumulative dividend on and accretion to Series A preferred shares

Cumulative dividend on and accretion to Series A convertible contingently redeemable preferred shares totaled RMB8.1 million (US$1.2 million) in 2007 compared to RMB0.4 million in 2006.

Net income attributable to ordinary shareholders

As a result of the foregoing, we had net income attributable to holders of ordinary shares of RMB52.1 million (US$7.6 million) in 2007 compared to RMB4.2 million in 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues

Our revenues increased by 82.6% to RMB139.4 million in 2006 compared to RMB76.4 million in 2005, primarily due to an increase in revenues from selling advertising space on billboards.

Revenues from selling advertising space on billboards increased by 80.2% to RMB114.0 million in 2006 compared to RMB63.3 million in 2005 primarily due to: (1) an increase in the volume of billboard advertising sales, which was in turn driven by the increased information on advertising media in our proprietary database, which we began utilizing in the second half of 2006 to assist us in our provision of advertising services, and (2) to a lesser extent, the expansion of our sales team.

Revenues from selling advertising space on out-of-home network media significantly increased to RMB11.7 million in 2006 compared to RMB2.0 million in 2005. The increase was mainly due to an increase in our clients’ average advertising expenditures on our services on these media.

Revenues from selling advertising space and time on other media increased by 23.2% to RMB13.7 million in 2006 compared to RMB11.1 million in 2005. The increase was primarily due to an increase in the volume of other media sales we executed upon our clients’ request, especially with respect to television and radio broadcasting.

Net revenues

After taking into account of business tax and other sales tax, our net revenues increased by 81.1% to RMB133.9 million in 2006 compared to RMB73.9 million in 2005. Business tax and other sales tax increased to RMB5.5 million in 2006 compared to RMB2.4 million in 2005.

Costs of revenues

Costs of revenues increased by 26.9% to RMB89.6 million in 2006 compared to RMB70.6 million in 2005, largely as a result of an increase in leasing fees and advertisement production expenses. The increase in leasing fees and advertisement production expenses was primary due to: (1) an increase in the number of billboard lease agreements we executed, which was attributable to the continued expansion of our business, and (2) to a lesser extent, an increase in advertising production services we provided for television and radio broadcasting, which generally require us to incur higher costs than advertising services we provide for other types of out-of-home advertising media. Our cost of revenues as a percentage of our net revenues decreased to 66.9% in 2006 compared to 95.6% in 2005.

Gross profit

As a result of the foregoing, our gross profit significantly increased to RMB44.3 million in 2006 compared to RMB3.3 million in 2005. Our gross margin increased to 33.1% in 2006 compared to 4.4% in 2005. We had a lower gross margin in 2005 primarily because, during the course of migrating to our current business model in 2005, we offered lower prices to attract advertising clients, but incurred relatively high leasing fees for the advertising media due to our limited transaction volumes with third party media owners and operators.

Operating expenses

Operating expenses substantially increased to RMB27.2 million in 2006 compared to RMB9.3 million in 2005. This increase was primarily due to an increase in our general and administrative expenses and sales and marketing expenses. Operating expenses as a percentage of our net revenues increased to 20.3% in 2006 from 12.6% in 2005. This increase was mainly due to share-based compensation expenses of RMB8.6 million relating to the issuance of ordinary shares of Knowrience Holdings Limited to certain of our officers and directors for nominal consideration in September 2006.

Our sales and marketing expenses increased to RMB19.7 million in 2006 compared to RMB6.9 million in 2005. Our sales and marketing expenses increased as a percentage of our net revenues to 14.7% in 2006 compared to 9.3% in the same period in 2005. These increases were principally a result of: (1) share-based compensation expenses of RMB6.3 million relating to the issuance of Knowrience Holdings Limited’s ordinary shares for nominal consideration to some of our executive officers and directors which were equivalent to the issuance of 4,750,000 of our ordinary shares, (2) an increase of RMB2.7 million in the salaries and benefits resulting from an increase in the number of sales and marketing personnel, and (3) an increase of RMB2.0 million in promotion expenses as part of our efforts to further enhance our brand recognition.

General and administrative expenses increased to RMB7.6 million in 2006 compared to RMB2.4 million in 2005. Our general and administrative expenses increased as a percentage of our net revenues to 5.6% in 2006 compared to 3.3% in the same period in 2005. These increases were principally a result of: (1) share-based compensation expenses of RMB2.3 million relating to the issuance of Knowrience Holdings Limited’s ordinary shares for nominal consideration to some of our executive officers and directors which were equivalent to the issuance of 4,750,000 of our ordinary shares, (2) an increase of RMB1.0 million in salaries and benefits due to an increase in the number of our administrative employees as a result of the growth of our business, and (3) an increase of RMB1.0 million in the imputed interest expenses in connection with the short-term interest-free loans we granted to Jilun He, our founder, chairman and chief executive officer, Xianzhou Zhu, our vice president, and certain entities controlled by Jilun He. For more details on these loans, see “Related Party Transactions — Certain Other Related Party Transactions — Other transactions with certain shareholders and related parties” and Note 18 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus.

Income (loss) from operations

As a result of the foregoing, we had income from operations of RMB17.1 million in 2006 compared to a loss from operations of RMB6.0 million in 2005. Our operating margin was 12.8% in 2006 compared to negative 8.2% in 2005.

Income (loss) before income tax and minority interest

We had subsidy income of RMB0.2 million in 2006 compared to RMB0.5 million in 2005, and we had other expense of RMB124,000 in 2006 compared to other income of RMB24,000 in 2005. After taking into account these amounts, we had income before income tax and minority interests of RMB17.1 million in 2006 compared to a loss before income tax and minority interests of RMB5.5 million in 2005. Subsidy income primarily consists of business tax refunds from local tax authorities. Other income mainly consists of interest income, exchange loss and other expenses.

Income tax

We had income tax expense of RMB11.8 million in 2006 compared to an income tax benefit of RMB0.3 million in 2005. We had income tax benefit in 2005 primarily due to the loss we incurred from our business operations in 2005. Our effective tax rate was 69.0% in 2006, primarily due to an increase in our taxable income, as well as our incurring share-based compensation expenses, which are not tax deductible under the applicable PRC tax laws.

Minority interest

We recorded minority interest expense of RMB0.7 million in 2006 and minority interest profit of RMB46,000 in 2005. Minority interest in 2006 represented Xianzhou Zhu’s and Cunping Gao’s respective 5% equity interests in Sichuan Outdoor and Xianzhou Zhu’s 5% equity interest in Chengdu Advertising. Minority interest in 2005 represented Xianzhou Zhu’s and Cunping Gao’s respective 5% equity interests in Sichuan Outdoor.

Net income

As a result of the foregoing, we had net income of RMB4.6 million in 2006 compared to a net loss of RMB5.1 million in 2005.

Cumulative dividend on and accretion to Series A preferred shares

Cumulative dividend on and accretion to Series A preferred shares totaled RMB0.4 million in 2006 compared to nil in 2005.

Net income attributable to ordinary shareholders

As a result of the foregoing, we had net income attributable to holders of ordinary shares of RMB4.2 million in 2006 compared to net loss attributable to ordinary shareholders of RMB5.1 million in 2005.

Liquidity and Capital Resources

Overview

In 2005 and 2006, we financed our operations and capital investments primarily through cash generated by operations. In 2006 and 2007, we were also able to finance a significant portion of our operations and capital investments from the issuance of Series A preferred shares. In December 2007, we issued US$20,000,000 aggregate principal amount of 5% secured convertible notes due 2010 and 80 secured warrants with a face value of US$100,000 each. As of December 31, 2005, 2006 and 2007 and June 30, 2008, we had RMB12.9 million, RMB66.2 million, RMB219.8 million (US$32.0 million) and RMB121.3 million (US$17.7 million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist of cash on hand and cash deposited in banks and interest-bearing savings accounts. Although we consolidate the results of Sichuan Time Share, our variable interest entity, in our consolidated financial statements, we generally do not have access to its funds, and may only receive cash payments from them pursuant to contractual arrangements. In 2005 and 2006, three entities controlled by Jilun He, our founder, chairman and chief executive officer, namely, Sichuan Dayu Plan and Design Co., Ltd., or Sichuan Dayu, Chengdu Dayu Plan and Design Co., Ltd., or Chengdu Dayu, and Sichuan Dayu Weiye Advertising Co., Ltd., or Sichuan Weiye, transferred certain businesses consisting of billboard advertising contracts to our predecessor company, Sichuan Outdoor. Sichuan Dayu, Chengdu Dayu and Sichuan Weiye also received cash and paid costs and expenses relating to the transferred business. The net result of such cash received and paid by these three entities is recorded as a contribution to our company by Jilun He, the controlling shareholder of these three entities. See “Our Corporate Structure and History” and Note 1 of our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus.

Our principal uses of cash primarily include leasing fees for leasing advertising media and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We expect to incur capital expenditures of up to RMB50.0 million (US$7.3 million) in 2008, primarily for the purpose of constructing or acquiring LCDs, LED displays and billboards. We also expect to continue to obtain exclusive rights or leases to operate advertising media in prime locations. In 2008, we entered into a seven-year agreement with Gome which grants us the right to construct advertising billboards on the outdoor surfaces of 1,000 stores operated by Gome in the PRC and to display advertisements on those billboards. Gome has committed to make 500 stores available by the end of 2008 and the other 500 stores available for us to use by March 31, 2009. See “— Contractual Obligations and Commitments.”

Under an equity transfer agreement, dated May 18, 2007, among Jilun He, Xianzhou Zhu, our vice president and one of our shareholders, within 15 months after the execution of the agreement, Sichuan Time Share is obligated to pay Jilun He and Xianzhou Zhu a total of RMB200 million after the execution of the agreement in exchange for Jilun He’s and Xianzhou Zhu’s equity interests in Chengdu Advertising. As of September 8, 2008, we made payments in the aggregate of RMB96.6 million to Jilun He and Xianzhou Zhu, primarily with the cash generated from our operations. We have subsequently agreed with Jilun He and Xianzhou Zhu to extend the repayment term to October 31, 2008. We plan to satisfy our repayment obligations under this agreement with the cash generated from our operations and cash on our balance sheet. On December 19, 2007, we issued US$20,000,000 aggregate principal amount of 5% secured convertible notes due 2010 to Blue Ridge Investments, LLC, or Blue Ridge. On April 21, 2008, Blue Ridge notified us that it will exercise its right to convert US$7,000,000 principal amount of such notes into our ordinary shares upon the completion of this offering. We plan to use a portion of the net proceeds we receive from this offering for the redemption of the remaining US$13,000,000 principal amount of such notes and the interest accrued on such notes. In addition, we may use additional cash to fund strategic acquisitions, although we are not currently pursuing any material acquisitions.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, need additional cash resources in the future if business conditions change or other developments arise. For example, our net cash provided by operating activities may decrease due to a decrease in revenues or an increase in bad debts or the amounts or turnover periods of accounts and notes receivable. Our net cash used in operating activities may increase due to higher leasing fees or increases in advances to suppliers. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. See “Risk Factors—Risks Related to Our Business—We may need additional capital and may not be able to obtain it at acceptable terms or at all, which could adversely affect our liquidity and financial position.” In addition, upon the completion of this offering, we will become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our general and administrative expenses. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file annual reports and other event-related reports with the Securities and Exchange Commission, or the SEC. We may also need to obtain additional capital resources to cover these capital and operating expenditures. Despite those increased expenses, we believe this offering will improve our liquidity and provide additional capital resources to help finance our operating activities, including obtaining exclusive rights or leases to operate advertising media in prime locations, continuing to expand into other forms of out-of-home advertising media.

If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain short-term or long-term bank financing, or we may postpone or downsize our investment plan. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us, or will not be available at all.

We expect that our accounts and notes receivable, one of the principal components of our current assets, will continue to increase as we continue to increase sales to advertising clients. Our advertising clients make payments for our advertising services pursuant to the contracts we execute and the payment arrangements vary on a case-by-case basis. Generally, we require an upfront deposit to be paid upon execution of the contract or prior to dissemination of the advertisements, which deposit amounts to a certain portion of the contract price ranging from 10% to 80%. The remainder of the payment is either made in a lump sum or in installments. We generally offer a credit period to our clients when the payment is due, ranging from three days to four months based on the provisions in the contracts. Accounts and notes receivable, net of allowance for doubtful accounts, were RMB4.2 million, RMB14.8 million, RMB94.3 million (US$13.7 million) and RMB132.1 million (US$19.3 million) as of December 31, 2005, 2006 and 2007 and June 30, 2008, respectively. Our accounts receivable consist of billed receivable and unbilled receivable. Unbilled receivable represents amounts earned under certain sales contracts but are not billed as of the respective balance sheet dates. Unbilled receivable increased from RMB3.3 million as of December 31, 2005 to RMB6.3 million as of December 31, 2006, primarily as a result of the increase in our sales in 2006. Unbilled receivable significantly increased from RMB6.3 million as of December 31, 2006 to RMB74.6 million as of December 31, 2007, principally because our sales increased in 2007 and we provided advertising services under several significant agreements in the second half of 2007. Unbilled receivable further increased to RMB84.4 million as of June 30, 2008, mainly as a result of the increase in our sales. We have billed and collected substantially all of these unbilled amounts.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,				Six months ended June 30,
	2005	2006	2007		2007	2008
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)				(in thousands)
Net cash provided by (used in) operating activities	18,809	14,169	15,910	2,319	(33,703)	(5,733)	(836)
Net cash used in investing activities	(6,433)	(22,563)	(29,002)	(4,228)	(8,630)	(47,604)	(6,940)
Net cash provided by (used in) financing activities	—	61,741	166,689	24,302	(3,577)	(45,209)	(6,591)

Net increase (decrease) in cash and cash equivalents	12,376	53,348	153,597	22,393	(45,910)	(98,546)	(14,367)
Cash and cash equivalents at the beginning of the period	491	12,867	66,215	9,654	66,215	219,812	32,047

Cash and cash equivalents at the end of the period	12,867	66,215	219,812	32,047	20,305	121,266	17,680

Operating activities

Net cash used in operating activities totaled RMB5.7 million (US$0.8 million) in the six months ended June 30, 2008 compared to RMB33.7 million in the same period in 2007. This was primarily attributable to the increase of our net income to RMB28.1 million (US$4.1 million) in the six months ended June 30, 2008 from RMB14.6 million in the same period in 2007 due to the growth of our advertising services business.

Net cash provided by operating activities amounted to RMB15.9 million (US$2.3 million) in 2007 compared to RMB14.2 million in 2006. This was primarily attributable to (1) our net income of RMB60.2 million (US$8.8 million) in 2007 from the growth of our advertising services business, (2) an increase of RMB34.8 million (US$5.1 million) in accounts payable primarily consist of leasing fees payable under our lease agreements for advertising media due to the growth of our advertising services and the longer payment period we obtain from the media owners and operators, and (3) an increase of RMB16.8 million (US$2.4 million) of advances from customers due to our increased sales. The foregoing was partly offset by (1) an increase of RMB79.2 million (US$11.5 million) in accounts and notes receivable due to our increased sales and the longer credit period we offer to our significant clients, and (2) an increase of RMB26.9 million (US$3.9 million) in advances to suppliers due to increases in prepaid leasing fees to media owners or operators to secure leases for advertising media.

Net cash provided by operating activities was RMB14.2 million in 2006 compared to RMB18.8 million in 2005, principally because of an increase of RMB11.5 million in accounts and notes receivable and a decrease of RMB6.9 million in advance from customers, partly offset by an increase of RMB11.3 million in accrued expenses and other liabilities which primarily consisted of income tax provision. A primary factor affecting our operating cash flows is the timing of cash receipts from sales of our advertising services and advances from customers. In particular, although our revenues increased in 2006 compared to 2005, and we had net income of RMB4.6 million in 2006 compared to net losses of RMB5.1 million in 2005, we experienced a decrease in net cash provided by operating activities, primarily because we had an increase of RMB11.5 million in accounts and notes receivable and a decrease of RMB6.9 million in advance from customers for the reasons mentioned above.

Investing activities

Our principal investment activities consist of loan to shareholders and related parties and acquisitions of property and equipment and intangible assets. In 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008, we experienced net cash outflows from investing activities.

Net cash used in investing activities was RMB47.6 million (US$6.9 million) in the six months ended June 30, 2008 compared to net cash used in investing activities of RMB8.6 million in the same period in 2007. Net cash used in investing activities in the six months ended June 30, 2008 was mainly attributable to (1) our payment of RMB30.2 million (US$4.4 million) for the acquisition of the advertising media, lease agreements and employees from Chengdu Zhengyang Advertising Co., Ltd., (2) our purchase of property and equipment for RMB13.6 million (US$2.0 million), which primarily related to construction of billboards, office facilities and related equipment, and (3) our payment of RMB3.8 million (US$0.6 million) which was primarily for our acquisition of the advertising business employees and advertising media of Wuhan Huawei Advertising Co., Ltd.

Net cash used in investing activities was RMB29.0 million (US$4.2 million) in 2007 compared to net cash used in investing activities of RMB22.6 million in 2006. Net cash used in investing activities in 2007 was mainly a result of (1) our purchase of fixed assets for RMB17.9 million (US$2.6 million), primarily for advertising media in connection with our acquisition of Wuhan Huawei Advertising Co., Ltd. and our purchase of the equity interest of Chengdu Advertising, and (2) our loans to Jilun He, our founder, chairman and chief executive officer. Our net cash used in investing activities in 2006 was mainly a result of our loans to Jilun He, Xianzhou Zhu, our vice president and one of our shareholders, and the entities controlled by Jilun He. All of the outstanding loans granted by us to Jilun He and Xianzhou Zhu had been repaid as of December 31, 2007.

Net cash used in investing activities was RMB22.6 million in 2006 compared to RMB6.4 million in 2005, primarily due to our loans to Jilun He, Xianzhou Zhu and the entities controlled by Jilun He described above. For more details on these loans, see “Related Party Transactions — Certain Other Related Party Transactions — Other transactions with certain shareholders and related parties” and Note 18 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus.

Financing activities

Net cash used in financing activities was RMB45.2 million (US$6.6 million) in the six months ended June 30, 2008, principally as a result of (1) payments we made to Jilun He and Xianzhou Zhu under the equity purchase agreement in exchange for Jilun He’s and Xianzhou Zhu’s equity interests in Chengdu Advertising, and (2) to a lesser extent, the costs we incurred in connection with this offering.

Net cash provided by financing activities was RMB166.7 million (US$24.3 million) in 2007, which was principally a result of (1) RMB145.7 million (US$21.2 million) of net proceeds from the issuance of US$20,000,000 aggregate principal amount of 5% secured convertible notes due 2010, and (2) RMB85.8 million (US$12.5 million) of net proceeds from our Series A-2 preferred share placement in July 2007. The foregoing was partly offset by the deemed distribution of RMB63.8 million (US$9.3 million) to Jilun He, our founder, chairman and chief executive officer in connection with payment made for the transfer of equity interests in Chengdu Advertising to Sichuan Time Share. See “Related Party Transactions — Certain Other Related Party Transactions — Disposal of interest in Chengdu Advertising.”

Net cash provided by financing activities was RMB61.7 million in 2006, largely as a result of: (1) RMB57.1 million of net proceeds from our Series A-1 preferred share placement in November 2006, and (2) the RMB4.6 million in capital contributions to establish Chengdu Time Share, our wholly-owned subsidiary, Chengdu Advertising, which was controlled by Jilun He, and Sichuan Time Share. We did not have any cash flows from financing activities in 2005.

Contractual Obligations and Commitments

We have entered into leases for advertising media as well as for our office space in China. We have short-term leases for advertising media with terms of less than one year. The terms of our long-term leases for advertising media usually range from one to five years. Approximately 24.6% of the current outstanding long-term leases expire in 2008 and may be renewable upon negotiation with third party media owners or operators. Our leases for office space expire in 2012 and are renewable upon negotiation. The table below sets forth our contractual obligations and commercial commitments as of June 30, 2008.

	Payment Due by December 31,
	Total	2008	2009	2010	2011	2012 and thereafter
	(RMB in thousands)
Leases for advertising structures and space	835,785	80,921	154,053	121,066	129,194	350,551
Leases for office facilities	3,882	775	1,170	776	566	595
Total	839,667	81,696	155,223	121,842	129,760	351,146

Future lease payments for advertising structures and space include payment obligations under an agreement we entered into with Gome in January 2008, which was subsequently amended. This arrangement with Gome requires us to lease advertising space on the outdoor surfaces of 1,000 of Gome’s stores in the PRC through 2015. We are also required to pay for a portion of the construction costs relating to the advertising space. Gome, in turn, is obligated to provide us with access to 500 of its stores by December 31, 2008 and the remaining 500 stores by March 31, 2009. As of June 30, 2008, our capital commitment relating to the construction of advertising structures amounted to RMB5.0 million. We expect to incur additional capital expenditures of approximately RMB65.0 million in connection with the construction of billboards under the arrangement with Gome. However, we cannot assure you that we will be able to carry out operations as specified in the Gome lease or within the time frame we expect. See “Risk Factors — Risks Related to Our Business — If we are not able to carry out our operations as specified in existing leases, renew existing leases or obtain new leases or strategic cooperation agreements on commercially acceptable terms or at all, our business and operations could suffer significant disruptions, which could render our advertising services less attractive and cause our revenues and profits to decline and our business and prospects to deteriorate.”

In September 2007, we entered into a one-year framework agreement with White Horse pursuant to which we may lease the advertising media operated by White Horse in bus shelters at discounted rates. The agreement with White Horse was subsequently extended to September 30, 2009.

Other than the obligations set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of June 30, 2008.

Capital Expenditures

We incurred capital expenditures of RMB1.4 million, RMB1.5 million and RMB17.9 million (US$2.6 million) in 2005, 2006 and 2007, respectively. Our capital expenditures were made primarily in connection with the construction of advertising structures, acquisitions of lease agreements and the acquisitions of computers, office equipment and motor vehicles.

We expect to incur capital expenditures of up to RMB50.0 million (US$7.3 million) in 2008, primarily for the purpose of constructing or acquiring LCDs, LED displays and billboards. For more details on this payment obligation, see “— Liquidity and Capital Resources — Overview.” We expect to fund these capital expenditure by cash generated by operations and net proceeds from this offering.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.8%, 1.5%, and 4.8% and 2.7% and 7.9% in 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008, respectively.

Market Risk and Risk Management

Equity price risk relating to our issued warrants

On December 19, 2007, we issued 80 secured warrants with a face value of US$100,000 each, or the Blue Ridge warrants, to Blue Ridge Investments, LLC. Subject to certain restrictions, the Blue Ridge warrants are transferable. Holders may exercise the Blue Ridge warrants at any time during the 42-month period commencing on the 10th trading day after the completion of this offering. The exercise price of the Blue Ridge warrants is 70% of the initial public offering price set forth on the cover of this prospectus, subject to certain adjustments. For details of the Blue Ridge warrants, see “Description of Share Capital — History of Securities Issuances — Convertible notes and warrants.”

Our net income may change significantly due to changes in the fair value of the Blue Ridge warrants. Under US GAAP, if a derivative instrument may be settled in an issuer’s own shares or in cash and such settlement is not within the control of the issuer, the derivative is accounted for as an asset or liability, and changes in the fair value of the derivative instrument are recognized as either income or expenses in the statement of operations. For details of the relevant accounting treatment, see Note 11 of our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus. We expect to account for the Blue Ridge warrants as a liability until such time as the warrants are exercised, expire, or no longer potentially cash-settled or the potential of cash settlement is completely within our control.

The fair value of the Blue Ridge warrants is affected by the price and expected dividend yield of our shares, the expected volatility of the market price of our ADSs, the remaining terms of the Blue Ridge warrants and the risk-free interest rate. Any changes in these factors will affect the fair value of the Blue Ridge warrants, and any changes in the fair value of the Blue Ridge warrants will be recognized as either income or expenses in our statement of operations during each reporting period or upon the date of the exercise of such warrants. After this offering, an increase in our share price will increase the fair value of the Blue Ridge warrants, which will cause a corresponding decrease in our net income but will not impact our cash flows.

The Blue Ridge warrants were initially recorded as a liability in our consolidated financial statements at a fair value of RMB15.7 million. As of December 31, 2007 and June 30, 2008, the fair value of the Blue Ridge warrants was RMB15.8 million and RMB21.2 million (US$3.1 million), respectively, based on valuations performed by Jones Lang LaSalle Sallmanns Limited, an independent valuation firm. Assuming all the other factors identified in the June 30, 2008 valuation remain the same, the table below provides information about the effect that changes in the price of our ordinary shares, including the prices within the price range indicated on the front cover of this prospectus, are expected to have on the estimated fair value of the Blue Ridge warrants based on valuations performed by Jones Lang LaSalle Sallmanns Limited.

Price per ordinary share (US$)	(1)
Estimated fair value of Blue Ridge warrants (US$)

(1)	Midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus.

Equity price risk relating to our options granted to consultants

On April 16, 2008, we granted 500,000 options at an exercise price of US$3.20 per share that will vest over a five-year period to an outside consultant for his consulting services to be provided to us. On July 3, 2008, upon mutual agreement, the consulting services agreement was terminated and, accordingly, the 500,000 options granted to this consultant pursuant to this consulting service agreement were forfeited. On April 16, 2008, we granted 198,000 options, or the consultant options, at an exercise price of US$3.20 per share that will vest over a four-year period to seven other outside consultants.

Our net income may change due to changes in the fair value of the consultant options. Under US GAAP, the fair value of consultant options is measured at the earlier of the performance commitment date or the date the services required under the arrangements have been completed. The consultant options will not qualify for final measurement until the services required have been completed. During financial reporting periods prior to the final measurement date, for purposes of recognition of costs during these periods, the consultant options should be measured at their then-current fair value at each financial reporting date. Costs are recognized based on the proportion of services rendered during a reporting period. Changes in the fair value between reporting dates should be accounted for with a cumulative catch up adjustment, such that the total cumulative cost recognized is equal to the then-current fair value of the options multiplied by the cumulative proportion of services rendered as of the reporting date. For details of the relevant accounting treatment, see Note 2 of our consolidated financial statements for the six months ended June 30, 2007 and 2008 included elsewhere in this prospectus.

The fair value of the consultant options is affected by the price and expected dividend yield of our shares, the volatility of our shares and the risk-free interest rate. Any changes in these factors will affect the fair value of the consultant options. An increase in our share price will increase the fair value of the consultant options granted to the seven consultants, which will cause a decrease in our net income. Any such reduction of our net income may materially and adversely affect the market price of our ADSs and could result in substantial losses to you.

As of April 16, 2008 and June 30, 2008, the total fair value of the consultant options is US$154,000 and US$205,000 based on valuations performed by Jones Lang LaSalle Sallmanns Limited. Assuming all the other factors identified in the June 30, 2008 valuation remain the same, the table below provides information about the effect that changes in the price of our ordinary shares, including the prices within the price range indicated on the front cover of this prospectus, are expected to have on the estimated fair value of the consultant options based on valuations performed by Jones Lang LaSalle Sallmanns Limited.

Price per ordinary share (US$)	(1)
Estimated fair value of consultant options (US$)

(1)	Midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus.

Interest rate risk

We currently have no bank borrowings. Upon the completion of this offering and the repayment of US$13,000,000 principal amount of our 5% secured convertible notes due 2010 together with the interest accrued on such notes, we expect to not have any financial instruments outstanding that would be subject to any material interest rate risk. Increases in interest rates, however, may raise the cost of any debt we incur in the future. We do not currently use any derivative instruments to manage our interest rate risk. To the extent we decide to do so in the future, we cannot be assured that any future hedging activities will protect us from fluctuations in interest rates.

Foreign exchange risk

Substantially all of our revenues, costs and expenses are denominated in Renminbi. We use Renminbi as the reporting currency for our financial statements. Our functional currency is the U.S. dollar and the functional currency of our consolidated subsidiaries and consolidated variable interest entity is the Renminbi in accordance with SFAS, No. 52, Foreign Currency Translation. Substantially all of our sales contracts are denominated in Renminbi and substantially all of our costs and expenses are denominated in Renminbi. We use the average exchange rate for the year and the exchange rate at the balance sheet date to translate our operating results and financial position, respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance date. Exchange gains and losses are included in the consolidated statements of operations. We have not had any material foreign exchange gains or losses.

Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.1% appreciation of the Renminbi against the U.S. dollar as of June 30, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk. See “Risk Factors — Risks Related to Doing Business in the PRC — Fluctuations in exchange rates may have a material adverse effect on your investment.”

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 establishes a framework for measuring fair value under US GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. The adoption of this standard will not have a material effect on our financial position or the result of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this standard will not have a material effect on our financial position or the result of operations.

In March 2007, the EITF released Topic No. D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133. EITF Topic D-109 provides guidance on the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. We understand that the SEC has indicated that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007. The adoption of this standard will not have a material effect on our financial position or the result of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, or SFAS 141(R). In comparison to current practice under US GAAP, the most significant changes to business combination accounting pursuant to SFAS 141(R) include requirements to:

•

Recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity;

•	Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date;

•	Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings;

•	With certain exceptions, recognize preacquisition loss and gain contingencies at their acquisition-date fair values;

•	Capitalize in-process research and development assets acquired;

•	Expense, as incurred, acquisition-related transaction costs;

•	Capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, are met as of the acquisition date; and

•	Recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.

SFAS 141(R) is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact, if any, of this new standard on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, or SFAS 160. SFAS 160 requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity. Under SFAS 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sale proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS 160 carries forward the provisions of Accounting Research Bulletin No. 51, Consolidated Financial Statements, related to consolidation purpose and policy, and certain consolidation procedure topics. SFAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact, if any, of this new standard on our consolidated financial statements.

OUR CORPORATE STRUCTURE AND HISTORY

Corporate History

Sichuan Dayu Plan and Design Co., Ltd., or Sichuan Dayu, an entity controlled by Jilun He, our founder, chairman and chief executive officer, commenced operations in the advertising planning and design business in July 1999 and was dissolved in May 2007. In December 2002, Chengdu Dayu Plan and Design Co., Ltd., or Chengdu Dayu, was established by Jilun He and was subsequently dissolved in April 2007. In addition, Sichuan Dayu Weiye Advertising Co., Ltd., or Sichuan Weiye, was established in March 2002 by Jilun He to provide outdoor billboard advertising services in Sichuan province and was subsequently dissolved in August 2005. In September 2004, our predecessor Sichuan Dayu Weiye Outdoor Advertising & Communication Co., Ltd., or Sichuan Outdoor, was established by Jilun He. The billboard advertising business and certain employees of Sichuan Dayu, Chengdu Dayu and Sichuan Weiye were transferred to Sichuan Outdoor in 2005.

In April 2006, Chengdu Dayu Weiye Advertising Co., Ltd., or Chengdu Advertising, was established and commenced operations under our current business model. The billboard advertising business and certain employees of this company were obtained through transfers from Sichuan Outdoor, which was dissolved in January 2007.

In conjunction with the commencement of our new business model and to facilitate foreign investment, Time Share Media Co. Ltd. was incorporated in the Cayman Islands on October 4, 2006 and changed its legal name to China Time Share Media Co. Ltd on October 31, 2007. On October 30, 2006, we established our wholly-owned subsidiary, Chengdu Time Share Technology Information Co., Ltd., or Chengdu Time Share, in Chengdu, PRC. On November 7, 2007, we established another wholly-owned subsidiary, Xi’an Time Share Technology Information Co., Ltd., or Xi’an Time Share, in Xi’an, PRC.

The applicable PRC laws, rules and regulations impose certain restrictions on foreign investment in the advertising industry. To comply with these restrictions, Sichuan Time Share Advertising & Communication Co., Ltd., or Sichuan Time Share, was incorporated on June 5, 2006 to hold the licenses and permits required to operate our advertising business in the PRC. Sichuan Time Share acquired Chengdu Advertising in May 2007. Beijing Time Share Advertising & Communication Co., Ltd., Xi’an Time Share Advertising & Communication Co., Ltd. and Hubei Time Share Advertising & Communication Co., Ltd., were formed in July 2007, August 2007 and September 2007, respectively, all of which are primarily engaged in the advertising business. Our relationship with Sichuan Time Share and its shareholders are governed by a series of contractual arrangements through which we are able to exert substantial control over Sichuan Time Share.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Contractual Arrangements

Since December 10, 2005, foreign investors have been permitted to own directly up to a 100% equity interest in PRC advertising service providers if the foreign investor has at least three years of direct operating experience in the advertising industry outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under the relevant PRC regulations any earlier than three years after we commence any such operations or until we acquire a company which has directly operated an advertising business outside of China for the required period of time. Accordingly, since we have not been involved in the direct operations of an advertising business outside of China, our domestic PRC subsidiaries, Chengdu Time Share and Xi’an Time Share, which are considered foreign-invested, are ineligible to apply for the required advertising services licenses in China. As a result, we conduct a substantial portion of our operations in the PRC through contractual arrangements between Chengdu Time Share and consolidated variable interest entity.

Our PRC subsidiaries are:

•	Chengdu Time Share, which is party to various contractual arrangement agreements with our consolidated variable interest entity and the shareholders of such variable interest entity; and

•	Xi’an Time Share, which is party to an equity pledge agreement with Sichuan Time Share, our consolidated variable interest entity, and the shareholders of such variable interest entity.

Our consolidated variable interest entity is:

•	Sichuan Time Share.

Sichuan Time Share directly operates our advertising supplier network, enters into leases with media owners or operators and sells advertising space to our clients. We have been and are expected to continue to be dependent on Sichuan Time Share to operate our advertising business in China. Chengdu Time Share has entered into contractual arrangements with Sichuan Time Share, which enable us to:

•	exercise effective control over Sichuan Time Share;

•	receive substantially all of the economic benefits from Sichuan Time Share; and

•	purchase, when permitted under the applicable PRC laws, rules and regulations, the entire equity interest in Sichuan Time Share pursuant to an exclusive option.

On November 7, 2007, in order to further strengthen our presence in northwest China, we established another wholly-owned subsidiary, Xi’an Time Share Technology Information Co., Ltd., or Xi’an Time Share, in Xi’an, PRC. To comply with the relevant currency exchange restrictions in the PRC, the proceeds from the investment by Blue Ridge Investments, LLC were contributed as registered capital to Xi’an Time Share. See “Related Party Transactions — Private Placements — Blue Ridge Investments, LLC Investment.”

Under PRC law, each of Chengdu Time Share and Sichuan Time Share is an independent legal person and neither of them is responsible for liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Chengdu Time Share and Sichuan Time Share, Sichuan Time Share has not transferred any other funds generated from its operations to Chengdu Time Share. These contractual arrangements, which require Sichuan Time Share to pay service and licensing fees to Chengdu Time Share, are currently the only means by which Chengdu Time Share receives economic benefits from Sichuan Time Share. In the future, we expect to continue to obtain economic benefits from Sichuan Time Share through these contractual arrangements.

Chengdu Time Share pays PRC business tax on licensing fees and service fees received from Sichuan Time Share. To the extent the PRC tax authorities challenge the contractual arrangements between Chengdu Time Share and Sichuan Time Share, Chengdu Time Share and Sichuan Time Share may be subject to additional taxes. See “Risk Factors — Risks Related to Regulation of Our Business and Our Structure — Contractual arrangements we have entered into among our subsidiaries and consolidated variable interest equity may be subject to scrutiny by PRC tax authorities, and a finding that we or any of our subsidiaries or consolidated variable interest entity owe additional taxes or are ineligible for our preferential tax treatment, or both, could substantially increase our taxes owed, or could materially reduce our profits and the value of your investment.”

The following is a summary of the contractual arrangements among Chengdu Time Share and Sichuan Time Share, and its shareholders and subsidiary.

Exclusive technology consulting and service agreement.    Pursuant to an exclusive technology consulting and service agreement dated November 10, 2006, between Chengdu Time Share and Sichuan Time Share, Chengdu Time Share has the exclusive right to provide technology consulting services to Sichuan Time Share in connection with, among other things, market research and analysis, advertisement design, data services, maintenance of servers and advertisement monitoring. Chengdu Time Share owns the intellectual property rights for any copyright, patents, trade secrets or know-how in connection with the technology consulting services it provides to Sichuan Time Share. Sichuan Time Share pays annual service fees to Chengdu Time Share equal to 30% of Sichuan Time Share’s revenues in each fiscal year. Pursuant to an amendment dated December 15, 2007 to the exclusive technology consulting and service agreement dated November 10, 2006, Sichuan Time Share will pay Chengdu Time Share a fee equal to 17% of Sichuan Time Share’s revenues in 2007 for the use of Chengdu Time Share’s proprietary database. In addition, Sichuan Time Share will pay a fee to Chengdu Time Share for technology consulting services equal to the total cost incurred by Chengdu Time Share in providing these services plus an additional 14% of these costs in 2007. Commencing in 2008, Sichuan Time Share will pay annual service fees to Chengdu Time Share in a mutually agreed upon amount based on actual services provided and market rates. Sichuan Time Share and Chengdu Time Share have agreed that the fees for the use of Chengdu Time Share’s proprietary database and fees for technology consulting services to be paid by Sichuan Time Share to Chengdu Time Share for 2008 will be determined using the same rates used in 2007 and will be subject to adjustment by the end of 2008. This agreement has a term of five years commencing on the date of the agreement and will terminate upon its expiration unless otherwise agreed upon among the parties, except that Chengdu Time Share has the right to terminate this agreement at its sole discretion at any time, while Sichuan Time Share may only terminate this agreement due to gross negligence, fraud or similar violations by, or due to the insolvency of, Chengdu Time Share. Under this agreement, both parties must indemnify one another for damages resulting from the other’s breach.

Cooperative operations agreement.    Chengdu Time Share, Sichuan Time Share and the shareholders of Sichuan Time Share entered into a cooperative operations agreement dated November 10, 2006, pursuant to which the shareholders of Sichuan Time Share will designate the candidates nominated by Chengdu Time Share as their representatives on Sichuan Time Share’s board of directors. In return, Chengdu Time Share has the right to appoint Sichuan Time Share’s senior executives. In addition, the shareholders of Sichuan Time Share have committed not to, and will procure Sichuan Time Share not to, engage in any activities that may have a material adverse impact on Sichuan Time Share’s assets, equity or operations. The shareholders of Sichuan Time Share have also agreed to entrust all the rights to exercise their voting power to a person or persons appointed by Chengdu Time Share. This agreement has a term of five years commencing on the date of the agreement. This agreement will terminate upon its expiration unless otherwise agreed upon among the parties, except that Chengdu Time Share has the right to terminate this agreement at its sole discretion at any time.

Domain name and trademark license agreement.    Under a domain name and trademark license agreement, dated November 10, 2006, Chengdu Time Share granted Sichuan Time Share a non-exclusive right to use the “TSM Time Share Media” trademark, for which a trademark application with the PRC’s trademark authority is pending, and the registered domain name, www.dytsm.com. Furthermore, Sichuan Time Share may only use the trademark and domain name in connection with its advertising business. The license fee for such trademark and domain name will be negotiated between Chengdu Time Share and Sichuan Time Share on an annual basis. Pursuant to an amendment, dated December 15, 2007, to the domain name and trademark license agreement dated November 10, 2006, Sichuan Time Share will pay a license fee to Chengdu Time Share for the use of its trademark and domain name equal to 5% of Sichuan Time Share’s revenues in 2007. Commencing in 2008, Sichuan Time Share will pay annual license fees to Chengdu Time Share in a mutually agreed upon amount based on market rates. Sichuan Time Share and Chengdu Time Share have agreed that the fees for the use of the trademark and domain name to be paid by Sichuan Time Share to Chengdu Time Share for 2008 will be determined using the same rates used in 2007 and will be subject to adjustment by the end of 2008. This agreement has a term of five years commencing on the date of the agreement.

Loan and equity pledge agreement.    Chengdu Time Share provided a ten year interest free loan to the shareholders of Sichuan Time Share pursuant to the loan and equity pledge agreement, dated November 10, 2006 and as amended on November 15, 2007, in the aggregate principal amount of RMB350.0 million. To guarantee their obligations under this agreement, the shareholders of Sichuan Time Share pledged all of their equity interests in Sichuan Time Share to Chengdu Time Share, and also agreed not to transfer the pledged equity to a third party or among themselves, dispose of any rights in connection with the pledged equity or take any actions that would encumber Chengdu Time Share’s security interest in the pledged equity.

Pursuant to an equity pledge agreement dated December 19, 2007 among the shareholders of Sichuan Time Share, Chengdu Time Share and Xi’an Time Share, the shareholders of Sichuan Time Share pledged all of their equity interests in Sichuan Time Share to Xi’an Time Share, creating a security interest secondary in priority to the security interest granted to Chengdu Time Share under the loan and equity pledge agreement referenced above. For a detailed description of this second priority equity pledge, see “Related Party Transactions — Private Placements — Equity pledge agreement.” This agreement will terminate upon its expiration unless otherwise agreed upon among the parties, except that Chengdu Time Share has the right to terminate this agreement at its sole discretion at any time by providing three days’ advance written notice. Under this agreement, both parties must indemnify one another for damages resulting from the other’s breach.

Call option agreement.    Under the call option agreement, dated November 10, 2006, the shareholders of Sichuan Time Share irrevocably granted Chengdu Time Share or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Sichuan Time Share. Chengdu Time Share or its designated representative has the sole discretion to decide when to exercise the option, whether in part or in full. This agreement will terminate upon the acquisition of Sichuan Time Share by Chengdu Time Share. Under this agreement, both parties must indemnify one another for damages resulting from the other’s breach. We expect to exercise our option to acquire the entire equity interest of Sichuan Time Share by entering into an acquisition agreement with the shareholders of Sichuan Time Share as soon as such an acquisition is permitted under applicable PRC laws. Subject to the approval of relevant PRC governmental authorities, the acquisition price will be a nominal amount. Upon the acquisition of Sichuan Time Share, we expect that the contractual arrangements between Chengdu Time Share and Sichuan Time Share will be terminated. We currently are not able to predict when such acquisition will be permitted under applicable PRC laws.

Exclusive technology consulting and service agreement.    Pursuant to an exclusive technology consulting and service agreement, dated December 25, 2007, between Chengdu Time Share and Chengdu Advertising, Chengdu Time Share has the exclusive right to provide database services and technology consulting services (including among other things, market research and analysis services, advertisement design services, server maintenance services and advertisement monitoring services) to Chengdu Advertising. Chengdu Advertising will pay Chengdu Time Share a fee equal to 17% of Chengdu Advertising’s operating revenues in 2007 for the use of Chengdu Time Share’s proprietary database. In addition, Advertising will pay a fee to Chengdu Time Share for its technology consulting services equal to the total cost incurred by Chengdu Time Share in providing these services plus an additional 14% of these costs in 2007. In 2008, Chengdu Time Share and Chengdu Advertising have agreed that the fees for the use of Chengdu Time Share’s proprietary database and fees for technology consulting services to be paid by Sichuan Time Share to Chengdu Time Share for 2008 will be determined using the same rates used in 2007 and will be subject to adjustment by the end of 2008. This agreement has a term of two years commencing on January 1, 2007. This agreement will terminate upon its expiration, except that each party may elect to terminate this agreement if the other party is in material breach but fails to effectively rectify or remedy such breach within 30 days upon the dispatch of a notice by the non-defaulting party. Chengdu Time Share also has the right to terminate this agreement at its sole discretion at any time by providing 30-day advance written notice.

Domain name and trademark license agreement.    Under a domain name and trademark license agreement dated December 25, 2007, Chengdu Time Share granted Chengdu Advertising a non-exclusive right to use the “TSM Time Share Media” trademark, for which a trademark application with the PRC’s trademark authority is pending, and the registered domain name, www.dytsm.com. Furthermore, Chengdu Advertising may only use the trademark and domain name in connection with its advertising business. Chengdu Advertising will pay a license fee to Chengdu Time Share for the use of its trademark and domain name equal to 5% of Chengdu Advertising’s revenues in 2007. Commencing in 2008, Chengdu Advertising will pay annual license fees to Chengdu Time Share in a mutually agreed upon amount based on market rates. Sichuan Time Share and Chengdu Time Share have agreed that the fees for the use of the trademark and domain name to be paid by Sichuan Time Share to Chengdu Time Share for 2008 will be determined using the same rates used in 2007 and will be subject to adjustment by the end of 2008. This agreement has a term of five years commencing on January 1, 2007.

In the opinion of King & Wood, our PRC legal counsel: (1) the corporate structures of China Time Share Media Co. Ltd, Chengdu Time Share, Sichuan Time Share and the subsidiaries of Sichuan Time Share are in compliance with existing PRC laws, rules and regulations, (2) our contractual arrangements with Sichuan Time Share and its shareholders and the restructuring of our corporate structure are valid and binding, and will not result in any violation of PRC laws, rules or regulations currently in effect, and (3) each of China Time Share Media Co. Ltd, Chengdu Time Share, Sichuan Time Share and the subsidiaries of Sichuan Time Share has obtained all governmental authorizations under PRC laws required for its conduct of business, as described in this prospectus. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Risk Factors — Risks Related to Regulation of Our Business and Our Structure — If PRC regulatory bodies find that the agreements that establish the structure for operating our business in the PRC do not comply with applicable PRC regulatory restrictions, we could be subject to severe penalties.”

BUSINESS

Overview

We are a leading advertising service provider with broad and comprehensive out-of-home advertising coverage in the PRC. We own and operate a proprietary database which, as of June, 2008, aggregated comprehensive information on approximately 7.0 million square meters of advertising space from approximately 5,110 media owners or operators located in approximately 310 cities in the PRC. According to a report issued by CTR Market Research, a certified independent research institution, as of April 2008 our proprietary database included more billboards than any other similar online database in the top 35 cities in the PRC. We provide one-stop shop services to advertisers and advertising agencies by leveraging both the comprehensive information aggregated in our proprietary database and our network of advertising media suppliers throughout the PRC. We also assist advertisers in developing and executing advertising placement strategies and conducting post-execution monitoring through our nationwide execution team. Due to regulatory restrictions in the PRC on foreign ownership of advertising businesses in the PRC, we operate our advertising business through our consolidated variable interest entity and its subsidiaries in the PRC. We have a series of contractual arrangements with our consolidated variable interest entity and its shareholders that enable us to effectively control and derive substantially all of the economic benefits from our consolidated variable interest entity.

We believe the PRC out-of-home advertising industry faces the following challenges:

•	High fragmentation: According to ZenithOptimedia, a global media service agency, there were more than 70,000 out-of-home advertising service providers operating in the PRC as of December 31, 2006;

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Media vacancy:    According to a survey conducted by CTR Market Research, approximately 20%, 18% and 14% of out-of-home advertising media was unutilized in Beijing, Shanghai and Guangzhou, respectively, in July 2007; and

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Sophisticated customer demand:    Large advertisers and advertising agencies tend to have sophisticated advertising requirements, such as nationwide coverage and targeted timing, locations and demographics, and prefer to deal with a limited number of suppliers to simplify and expedite their media purchasing.

Our business model addresses these industry challenges in the following ways:

•	We own and operate a proprietary database that aggregates information relating to the fragmented out-of-home advertising media in the PRC;

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Through the use of our proprietary database, we can provide up-to-date information on out-of-home media available in China and generate analyses that allow us to facilitate the design and improvement of our clients’ advertising campaigns;

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We offer flexible advertising packages that enable our clients to display advertisements on the same out-of-home media over a relatively short period of time, often utilizing media that would otherwise be unutilized;

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We provide customized advertising packages to accommodate the diverse needs of our clients in targeting specific audiences by allowing them to display advertisements at multiple locations and at their desired placement times;

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We are capable of assisting advertisers in promptly disseminating their advertising campaigns nationwide by leveraging the strength of our experienced execution team and comprehensive information aggregated in our proprietary database; and

•	We conduct post-execution monitoring to ensure that advertisements are released and displayed to the satisfaction of our advertising clients.

We believe that our business model presents competitive advantages over local billboard advertising service providers in the PRC, which typically offer advertising packages for terms of one year or longer and at limited fixed locations. According to a May 2007 CTR Market Research case study we commissioned, which included approximately 510 consumers in each of Beijing, Shanghai and Guangzhou, the three cities making the largest contributions to the PRC’s gross domestic product, or GDP, in 2006, according to the 2007 China Statistical Yearbook, the advertisements launched using our advertising services on billboards generated higher recollection rates, defined as the percentage of consumers who are able to recall such advertisements, than advertisements placed through other billboard advertising service providers.

Our Business

Our principal business is to provide our clients with advertising opportunities on billboards in the PRC. Our clients comprise both advertisers as well as advertising agencies that place advertisements on behalf of advertisers. We also provide advertising services on other forms of out-of-home advertising media, including street furniture and transit area displays, as well as more advanced digital media such as liquid crystal displays, or LCDs, and light-emitting diode, or LED, displays. In addition, we provide advertising services upon specific requests from our clients on other forms of media, such as television, broadcasting and print.

We have developed a proprietary database that allows us to aggregate comprehensive information relating to our advertising supplier network. The information includes, among other things, the size, location, availability, pricing and appearance of the media in our advertising supplier network. Our database also provides information on traffic and people flow and the advertisements that have previously been displayed on each advertising media unit. By leveraging the information in this proprietary database, we design and offer advertising packages that enable us to accommodate the diverse needs of our clients and provide a cost-effective means for advertisers to reach their targeted audiences. Our proprietary database also allows us to generate reports which facilitate the design and improvement of our clients’ advertising campaigns.

In addition to the advertising media for which we have obtained exclusive rights or long-term leases to operate, our advertising supplier network includes advertising media owned or operated by third parties. As of June 30, 2008, our advertising supplier network comprised approximately 5,110 media owners or operators. Among these, we have established strategic cooperation relationships with approximately 350 media owners or operators and have maintained periodic contact, on a weekly to monthly basis, with approximately 4,760 media owners or operators during the process of collecting and updating information for our proprietary database. Furthermore, among those with whom we had maintained periodic contact, we had previously conducted transactions with approximately 360 media owners or operators with respect to sales of advertising space or time on out-of-home advertising media. As of June 30, 2008, we had aggregated information on approximately 7.0 million square meters of advertising space in our proprietary database.

We have a nationwide execution team which plays a critical role in maintaining and further developing our relationships with advertising media owners or operators as well as executing advertising strategies and conducting post-execution monitoring for advertisers. Our execution team monitors advertising media on a weekly to monthly basis in order to provide timely updates to our proprietary database, ensure the proper dissemination of advertisements and quickly identify and address any maintenance problems in our advertising supplier network.

We derive revenues through sales of advertising space on our advertising supplier network and we have grown rapidly since we commenced operations under our current business model in 2006. In particular, our revenues increased from RMB76.4 million in 2005 to RMB287.2 million (US$41.9 million) in 2007, representing a compound annual growth rate, or CAGR, of 93.9%. In the six months ended June 30, 2008, our revenues increased to RMB274.4 million (US$40.0 million) from RMB106.8 million and our net income increased to RMB28.1 million (US$4.1 million) from RMB14.6 million in the same period in 2007.

Industry Background

The PRC advertising market

The PRC is one of the largest advertising markets in Asia and among the fastest growing globally. In 2007, advertising expenditures in the PRC totaled RMB122.1 billion (US$16.0 billion), according to ZenithOptimedia, making the PRC the largest advertising market in Asia excluding Japan. This also represented a 20.4%

year-on-year growth rate over 2006, making it one of the fastest growing advertising markets in the world during that period. According to ZenithOptimedia, the advertising market in the PRC is expected to experience continued strong growth with an expected CAGR of 17.8% from 2007 to 2010 and reach US$26.2 billion in 2010. The following are key factors which we believe will drive sustained growth in the PRC advertising market:

•	Largest consumer market in the world. The PRC is the world’s most populous country, with a population of 1.3 billion as of the end of 2007 according to Euromonitor International.

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High and sustained economic growth.    The PRC’s GDP per capita grew by a compound annual growth rate, or CAGR, of 15.4% from US$948 in 2000 to US$2,585 in 2007, according to Euromonitor, making the PRC the fourth largest economy in the world. Worldwide GDP per capita grew by a CAGR of 8.0% during the same period according to Euromonitor.

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Increasing urbanization and urban concentration of advertising expenditure.    According to the China Statistical Yearbook, the urban population represented approximately 44% of the overall population in the PRC as of December 31, 2006 compared to approximately 29% as of December 31, 1995. Furthermore, Euromonitor forecasts that the urban population will represent approximately 47% of the PRC’s total population by the end of 2010 and reach 50% of the PRC’s total population by the end of 2015. In addition, approximately 51% of total advertising expenditure in 2006 was located in Beijing, Shanghai and Guangdong province according to the Chinese Advertising Yearbook.

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Low penetration of advertising.    Advertising is at an early stage of development in the PRC. According to ZenithOptimedia, advertising expenditure in the PRC as a percentage of GDP was approximately 0.5% in 2007, which was lower than advertising expenditure in other developed markets in the same year. The following table sets forth advertising expenditure in 2007 for the countries listed.

2007 advertising expenditures as a percentage of GDP

Source: ZenithOptimedia June 2008 and Euromonitor August 2008

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Early stages of deregulation.    Media and advertising are highly regulated in the PRC and are subject to significant government control. Deregulation, however, is at its early stages, and we believe that the ongoing liberalization of the industry will be a driver of sustained growth as private enterprises continue to increase their involvement.

•	Near term catalysts. Major events expected to be held in the PRC, such as the Shanghai Expo in 2010, are expected to stimulate high demand for advertising.

Market size

According to ZenithOptimedia, the PRC was the second largest advertising market in Asia behind Japan in terms of advertising expenditures in 2007. The following table sets forth historical and forecasted future advertising expenditures in key Asian markets and key regions for the years indicated.

Advertising expenditures (in billions of U.S. dollars)

	2004	2005	2006	2007	2008	2009	2010	CAGR(1) 2007-2010
China	9.5	11.1	13.3	16.0	20.3	23.0	26.2	17.8%
India	3.4	3.9	5.0	6.6	7.3	8.6	10.1	15.0%
Singapore	1.3	1.2	1.3	1.3	1.4	1.4	1.5	3.5%
Indonesia	1.6	1.8	2.2	2.6	2.9	3.3	3.7	13.5%
Japan	37.0	40.3	40.7	41.0	41.6	42.5	43.3	1.8%
South Korea	8.3	8.6	9.3	10.0	10.8	11.2	12.1	6.7%
United Kingdom	22.8	23.5	23.9	25.4	26.7	28.8	31.2	7.1%
Germany	22.2	23.2	24.7	25.8	26.3	27.0	27.8	2.5%
United States	161.5	166.2	174.8	179.3	185.4	190.2	197.0	3.2%
Worldwide	398.6	422.7	453.6	485.6	517.5	548.7	584.5	6.4%

Source: ZenithOptimedia June 2008

(1)	CAGR was calculated using 2007 through 2010 calendar year estimates sourced from ZenithOptimedia as presented above.

Out-of-home advertising in the PRC

Out-of-home advertising, which typically refers to advertising media in public places, such as billboards, street furniture and transit area displays, has emerged as an important form of advertising in the PRC, according to ZenithOptimedia, and serves as a key marketing tool for both domestic and international advertisers. In particular, we believe out-of-home advertising presents a number of advantages over other forms of advertising, including:

•

Effective and broad reach.    We believe out-of-home advertisement media is typically difficult for target audiences to interrupt or selectively avoid. When appropriately positioned, out-of-home advertising offers sustained and repetitive reach to a broad audience.

•

Selective targeting.    Out-of-home advertising can effectively target specific demographics and locations. For example, advertisers can choose to target young middle income individuals near bars and restaurants, high income individuals at golf clubs or pedestrians in close proximity to their businesses. New display and networking technologies can enable further customization with advertising that can be changed multiple times a day.

•

Captures an increasingly mobile audience.    In the PRC, factors such as increasing urbanization, increasing disposable income, longer travel time and greater travel frequency are leading to the general population’s spending a larger amount of time away from home. As a result, out-of-home advertising enjoys advantages over other popular traditional advertising, such as television or radio, which are predominantly delivered to homes.

•

Cost effective advertising.    Out-of-home advertising is a lower cost advertising platform compared to many other forms, in particular television, radio and print media. In addition, local businesses that cannot afford more costly traditional media favor out-of-home advertising since it offers greater customization on a local and segment basis.

•

Relatively lighter regulation of the sector.    Compared to other traditional forms of advertising, out-of-home advertising has relatively lower levels of regulation given the lack of non-advertising content. As a result, there are fewer restrictions regulating the growth of out-of-home advertising. In addition, there are limited ownership restrictions for private and foreign investors compared with traditional advertising, such as television, radio and print media.

Market size and growth.

The advantages outlined above have helped out-of-home advertising to become one of the fastest growing advertising markets in the PRC. The following table sets forth the percentage breakdown of estimated advertising expenditure by media for the years indicated. The out-of-home advertising market is expected to grow by a CAGR of 20.5% from US$2.2 billion in 2007 to US$3.9 billion in 2010.

PRC advertising expenditures (in millions of U.S. dollars)

	2004	2005	2006	2007	2008	2009	2010	CAGR(1) 2007-2010
Television	3,832	4,670	5,311	6,187	7,826	8,452	9,128	13.8%
Radio	433	511	752	876	1,074	1,181	1,287	13.7%
Newspapers	3,033	3,366	4,109	4,772	5,659	5,885	6,768	12.4%
Magazines	267	327	317	380	435	500	575	14.8%
Outdoor	1,626	1,655	1,890	2,202	2,678	3,348	3,850	20.5%
Internet	308	535	927	1,606	2,618	3,553	4,598	42.0%
Cinema	19	20	22	26	29	32	37	12.2%

Total	9,518	11,084	13,327	16,049	20,319	22,951	26,243	17.8%

Source: ZenithOptimedia June 2008

(1)	CAGR was calculated using 2007 through 2010 calendar year estimates sourced from ZenithOptimedia as presented above.

Moreover, out-of-home advertising represents a significantly larger portion of overall advertising expenditures in the PRC than in other major markets (excluding Japan). In 2007, out-of-home advertising represented 13.7% of overall advertising expenditures in the PRC, compared to 3.9% in the United States, 6.5% in the United Kingdom and 5.0% in India, according to ZenithOptimedia.

Market fragmentation, industry standards and ratings measurement.

The out-of-home advertising market is highly fragmented and, according to ZenithOptimedia, there are more than 70,000 out-of-home advertising service providers operating in the PRC as of December 31, 2006. Most of the companies are small and there are few regional or national players who dominate the market. Due to limited scale and coverage, services from most out-of-home advertising service providers are, consequently, not differentiated. Moreover, large advertisers tend to have sophisticated advertising requirements, such as nationwide coverage, targeted timing, and location and demographics, which most local and small advertising service providers find hard to fulfill.

Furthermore, unlike in some developed international markets, there is no industry standard in the PRC with respect to the form and dimensions of out-of-home media. There is also no recognized standard for audience ratings and measurement. The lack of uniform industry standards makes it challenging for advertisers to assess the effectiveness of their advertising expenditures. As a result, approximately 20%, 18% and 14% of the out-of-home advertising media in Beijing, Shanghai and Guangzhou, respectively, in July 2007, were unutilized, according to CTR Market Research, which suggests that significant potential exists for further increases in the utilization of available media resources.

Our Competitive Strengths

We believe we have the following competitive strengths:

Broad and comprehensive out-of-home advertising media coverage

Our advertising supplier network has broad out-of-home advertising coverage in the PRC. We sell advertising space and time offered by various forms of out-of-home advertising media nationwide, including billboards, digital media, such as LCDs and LED displays, and other types of out-of-home network media, such as street furniture and transit area displays. According to a report issued by CTR Market Research, as of April 2008 our proprietary database maintained information of over 15,000 billboards in the top 35 PRC cities while the second largest online outdoor advertisement company included less than 6,500 billboards in the same region. With respect to advertising media that we own or lease, we have built a strong presence in southern China, including Sichuan, Hubei and Guangdong provinces and Chongqing and Shanghai municipalities. Furthermore, our proprietary database provides us access to information on advertising media owned or operated by third parties with whom we have established strategic cooperation relationships or with whom we have maintained periodic contact.

The PRC’s out-of-home advertising market is highly fragmented, and many media owners and operators are unable to effectively market their advertising media. On the other hand, large advertising clients tend to have more sophisticated demands, such as specific timing, location and demographic requirements, that small advertising services providers may struggle to meet. Given the limited nationwide advertising platforms available in the PRC, we believe the breadth of our advertising supplier network’s coverage enables advertisers to reach a national audience through a single service provider without having to navigate a highly fragmented market. Furthermore, our broad network coverage provides our clients with more choices in selecting and combining different types of media and locations based on the needs of their advertising campaigns. Our business model also provides media operators and owners with an effective channel to market their media and to access more potential customers.

Advanced proprietary database

We own and operate an advanced web-based proprietary database which aggregates comprehensive media-related information that we obtain or provided by media owners or operators across the PRC. As of June 30, 2008, our proprietary database included comprehensive information on media provided by approximately 5,110 media owners or operators in approximately 310 cities in the PRC who collectively owned or operated a total of approximately 7.0 million square meters of advertising space and approximately 79,800 advertising media. Our proprietary database includes information on, among other things, the size, location, availability, pricing and appearance of the media in our advertising supplier network. Our proprietary database also provides information on traffic and people flow and the advertisements that have previously been displayed on each advertising media unit. Our proprietary database is remotely accessible by our employees on a real-time basis via the Internet, which enables us to handle increasing amounts of media-related information without substantial increases in incremental costs.

By leveraging the information in our database, we can generate current reports on, among other things, media availability, lease terms and historical placement, all of which enables us to assist advertisers in formulating advertising strategies, utilizing available media resources and conducting post-execution monitoring. Our proprietary database, supplemented by our dedicated nationwide execution team, enables us to tailor our service offerings to best suit our clients’ needs, streamline our operations and capitalize on the economic benefits of the scale of our advertising supplier network, all of which further strengthens our competitiveness in the fragmented out-of-home advertising industry in the PRC.

Dedicated nationwide execution team

As of June 30, 2008, we had a nationwide execution team of approximately 90 experienced employees located in 33 cities primarily responsible for monitoring the advertising media in 128 cities in the PRC. The advertising media covered by these 128 cities, which are among the most economically developed in China, represented 86.1% of the total advertising media in our proprietary database in terms of the total square meters of billboard space. Our execution team also conducts monthly visits in approximately 190 other cities in which advertising media are listed in our proprietary database.

Our execution team monitors our advertising supplier network on a routine basis to update the media and advertisement-related information in our proprietary database, procure advertising space from local media owners or operators and execute our clients’ execution plans. In order to ensure the proper dissemination of our clients’ advertisements, we have developed an internal protocol to enable our execution team to quickly identify and address any maintenance problems in our advertising supplier network through prompt and effective communication among execution team members. Our execution team is also led by experienced media procurement managers, most of whom have college degrees in either advertising, sales and marketing or computer science. We believe that our execution team allows us to continuously update our database with timely information on the media resources, which we believe increases the attractiveness of our network to advertisers.

Innovative and flexible advertising packages

Based on our experience in and understanding of the out-of-home advertising industry in the PRC, we pioneered the “7 weeks/3 kilometers” model to optimize the influence of advertising campaigns. According to an August 2006 survey of approximately 3,000 participants conducted by Datasea Marketing Research Group and commissioned by us, the “7 weeks/3 kilometers” model reflects the phenomenon that advertisements on a single site can effectively reach targeted groups within a three kilometer radius of the site. The awareness of these targeted groups will diminish seven weeks after the commencement of the advertising campaign. This model supports our initiatives to provide short-term advertising services to reduce periods of less effective placement and to utilize multiple sites to reinforce the awareness of their targeted audiences. We analyze the information aggregated in our proprietary database to offer an innovative and flexible range of solutions tailored to our clients’ needs. Unlike the majority of PRC out-of-home advertising services providers, which mostly offer long-term packages, we are able to obtain advertising space and sell advertising space to our clients in packages that combine various types of media at multiple locations for periods of one to three months in a cost-effective manner.

Our tailored packages also allow our clients to launch their advertising campaigns on short notice, run them for shorter time periods and target consumer with attractive demographic profiles. Combined with the breadth of our advertising supplier network, the flexibility provided by our packages facilitates our clients broad coverage to launch their campaigns on a cost-effective basis which may have otherwise been prohibitively costly and time consuming for our clients to procure individually.

Established relationships with advertising clients and media owners or operators

We believe we are building a respected brand name in the out-of-home advertising industry in the PRC by developing a reputation for delivering innovative and flexible advertising services to our clients. Our reputation and experience have enabled us to build a strong client base consisting of major multinational corporations, both state-owned and private PRC enterprises as well as leading advertising agencies. In particular, we have established a dedicated sales department to develop and maintain our relationships with key clients and identify new sales opportunities.

Due to the lack of nationwide platforms connecting advertisers and media owners or operators, there is a significant amount of unutilized media in the PRC. Our strong market position helps us to establish close ties with third party advertising media owners or operators who provide information on their media to our database in order to take advantage of our coverage breadth and established relationships with advertising clients. In our ordinary course of business we may also purchase advertising media from large out-of-home advertising service providers and media players.

Strong and experienced management team with proven track record

We have become a leading out-of-home advertising services provider in a relatively short period of time due to our strong and experienced management team. Our management team is led by Jilun He, our founder, chairman and chief executive officer, who has worked in the out-of-home advertising industry for approximately 10 years. Our management team also includes, among others, Yifan Li, our chief financial officer, with over 15 years of experience in financial management and capital markets in the United States and China, Yunwei Huang, our general manager of operations and investment management with over 20 years of experience in business management, Changwen Zhou, our general manager of our key customer relations department with over nine years of experience in the advertising industry, Hong Zhong, our general manager of media center with over 14 years of experience in sales and marketing, and Jiaju Zeng, our general manager of media development center with more than eight years of experience in the advertising industry. Our management team has a track record of successfully implementing innovative and industry-leading business initiatives, including the adoption of our proprietary database. We received the “China Media Industry Mode Innovation Special Award” from STANCHINA in January 2007 and the “Prize for Contribution to New Chinese Advertising Media” in 2007 at the China Ad & Brand Conference.

Our Strategy

Our goal is to leverage our extensive advertising supplier network and proprietary database together with our dedicated nationwide execution team to further strengthen our market position, enhance our attractiveness to advertising clients and establish our company as the leading out-of-home advertising service provider in the PRC. Accomplishing these goals requires the successful implementation of the following strategies:

Expand and enhance the number of advertising media within our proprietary database

Our advertising supplier network currently includes advertising media owned or operated by approximately 5,110 media owners or operators. We plan to establish relationships with additional media owners or operators and further increase the number of advertising media in our proprietary database. We also plan to further increase the total number of advertising media in prime locations for which we have exclusive rights or long-term leases to operate. We believe that securing exclusive rights or long-term leases to sell additional prime advertising space, supplemented by the advertising media in our proprietary database owned or operated by third parties, can further strengthen our brand, increase the attractiveness of our advertising supplier network to advertisers and third party media owners or operators and ultimately lead to higher revenues.

We believe that advertising media in prime locations, such as airports and the central business areas or major traffic routes of selected medium and large-sized cities, are typically more attractive to advertisers and generate higher advertising fees. In 2008, we entered into a seven-year agreement with Gome Home Appliance Co., Ltd, or Gome, which grants us the right to construct advertising structures on the outdoor surfaces of 1,000 stores operated by Gome in the PRC and to display advertisements on these structures. Gome has committed to make 500 stores available by the end of 2008 and the other 500 stores available for us to use by March 31, 2009. We intend to leverage our nationwide execution team and our existing relationships with media owners or operators, to continue evaluating opportunities to secure additional prime advertising space.

We consider many factors in acquiring additional prime advertising space, including the projected economic growth of these cities, local demand and supply dynamics and the locations, costs of the advertising space and projected returns to us. Building on our experience and reputation, we intend to further expand our prime advertising space coverage in Beijing, Shanghai and Guangzhou, three economically developed cities in the PRC. For example, we have signed contracts to operate certain billboards along the Shanghai Pudong International Airport highway, which we believe will allow us to further benefit from special events such as the 2010 World Expo in Shanghai. Moreover, we plan to further increase the number of long-term leases in Chengdu and Wuhan to expand our coverage in these cities. We also plan to increase the amount of prime advertising space in other major cities such as Xi’an, Shenzhen, Changsha, Shenyang, Nanjing, Hangzhou and Zhengzhou.

Increase market awareness of our brand name and our value proposition and expand our customer base

Enhancing our brand name in the out-of-home advertising industry will enable us to further solidify and expand our client base. We plan to focus on our ability to offer both long-term and short-term packages in different locations to our clients to further increase market awareness of our extensive out-of-home advertising media coverage and flexible advertising solutions. Upon our clients’ requests, we will also continue to provide analyses that we or third party research firms generate with respect to the effectiveness of our clients’ advertising campaigns that we help design.

We will also continue to expand our customer base through enhanced advertising services, including providing our clients with more comprehensive and prompt information about the status of their advertising campaigns. Leveraging our key customer relations department, we plan to collect and analyze out-of-home advertising information relating to our key clients in industries with high advertising expenditure. By better understanding the characteristics, needs and preferences of clients within specific industry groups, and leveraging both our broad geographic coverage and the diverse media mix in our proprietary database, we can design packages that are more tailored to the particular industry and more attractive to our clients.

Continually upgrade our proprietary database

We will continue to explore new technologies and techniques to enhance the quality of information on the advertising media within our proprietary database. In addition, we will continue to enhance our data analysis capabilities to further facilitate our operations and meet the evolving needs of advertisers and media owners or operators. In particular, we plan to improve our proprietary database to generate more sophisticated reports tracking data such as industry trends, audience demographics and advertisers’ industries, to help our existing and potential clients understand the competitive landscape of a specific advertising market and how our advertising services can effectively improve their ability to promote their products, services or general corporate images. We believe our proprietary database, as an information collection, processing and distribution platform, presents significant efficiencies to our advertising clients, third parties media owners and ourselves.

We also plan to use our proprietary database to conduct systematic and in-depth research and analysis of the PRC out-of-home advertising industry, which will enable our management to more effectively assess the market conditions and formulate more effective business strategies.

In addition, we plan to update software features to create different levels of accessibility to our proprietary database. This will allow strategic business partners and advertising clients limited access to advertising media related data and enable third party media owners and operators to upload and update the information relating to the media they own or operate in a time-efficient and transparent manner.

Broaden our advertising media coverage and service offerings

Most of our revenues are currently derived from sales of advertising space on billboards. In order to enhance our service offerings and capitalize on the increasing prominence of new media forms, we have expanded and plan to further expand our coverage into other types of advertising media, such as digital media including LCDs and LED displays, and other out-of-home network media. We believe that the creation of new advertising media platforms will provide our advertising clients with more choices in selecting and combining different advertising platforms that best suit their advertising preferences. We plan to closely monitor market trends to identify and take advantage of new opportunities in the PRC advertising industry. We believe that our established relationships with both advertisers and media owners or operators, extensive experience and proprietary database will provide significant opportunities to broaden our service offerings into new media forms, and increase the revenue we can generate.

Selectively pursue strategic alliances and acquisitions

We plan to supplement our organic growth and enhance the scale of our operations by selectively pursuing strategic alliances and acquisitions. As appropriate market opportunities are identified, we may acquire additional businesses, media assets or facilities or form strategic alliances to expand our network and further diversify the types of media in our advertising packages. For example, we entered into an asset transfer agreement and a supplemental agreement with Wuhan Huawei Advertising Co., Ltd., or Wuhan Huawei, and its shareholders in August 2007 and March 2008, respectively, pursuant to which we assumed Wuhan Huawei’s employees, advertising businesses and advertising media for RMB11 million. Pursuant to this agreement, we also acquired a total of more than 23,000 square meters of out-of-home advertising space, including approximately 180 light boxes located in bus shelters in Wuhan. Approximately 80% of the advertising media we acquired pursuant to this agreement has a lease term of longer than three years. In addition, we may consider forming alliances with international advertising service providers to strengthen our corporate governance and improve our business, particularly in the areas of database development, sales and marketing and customer service.

Proprietary Advertising Database

At the core of our business is a proprietary database that enables us to monitor our advertising supplier network. We own and operate the database in-house, and our nationwide execution team updates the database on a regular basis.

Our proprietary database aggregates comprehensive information on all of the media in our advertising supplier network, including information on the size, location, availability, pricing and appearance of the media.

In addition, our proprietary database also aggregates information on the media owners or operators and individual advertising contracts that we have entered into with our clients previously, which enable our execution team to coordinate with media owners or operators and monitor contract terms and payment and execution status. All of this information is accessible by our employees on a real-time basis via the Internet and can be searched according to multiple search parameters.

We believe that our proprietary database forms the backbone of many aspects of our operations. We are currently in the process of updating the database to enhance its reliability and increase its operating capacity. Our proprietary database includes:

•	media for which we have exclusive rights or long-term leases to operate;

•	media owned or operated solely by third parties with whom we have entered into strategic cooperation agreements; and

•	media owned or operated solely by third parties with whom we have maintained periodic contact during the process of collecting and updating information for our proprietary database.

The following table sets forth additional details on the coverage of our proprietary database:

	As of June 30, 2008
	Units	Percentage of Total	Area (in square meters)	Percentage of Total
Exclusive rights/long-term lease media(1)	724	0.9%	149,357	2.1%
Strategic cooperation agreement media(2)	11,088	13.9	1,490,026	21.3%
Periodic contact media(3)	67,940	85.2	5,340,411	76.5%

Total	79,752	100.0%	6,979,794	100.0%

(1)	Includes media for which Jilun He, our founder, chairman and chief executive officer, has granted us use rights as well as media that we lease for one year or longer.

(2)

Includes media owned or operated solely by third parties with whom we have entered into strategic cooperation agreements, of which 3,770 units (approximately 906,834 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(3)

Includes media owned or operated solely by third parties with whom we have not entered into strategic cooperation agreements, of which 4,342 units (approximately 954,618 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

Advertising Media Suppliers

The flexibility of our relationships with media owners and operators and the coverage breadth of our advertising supplier network allow us to provide our clients with access to a large and comprehensive network of out-of-home advertising media. As of June 30, 2008, we had aggregated information on approximately 7.0 million square meters of advertising space, including billboards, digital media and out-of-home network media, which primarily includes street furniture and transit area displays.

Media for which we have exclusive rights or long-term leases to operate.    As of June 30, 2008, we had either exclusive rights or long-term leases to operate 0.9% of the advertising media in our proprietary database. The media for which we have exclusive rights to operate comprise either media for which Jilun He, our founder, chairman and chief executive officer, has granted us use rights or the media constructed by us on sites for which we have entered into long-term leases. See “Related Party Transactions — Certain Other Related Party Transactions — Billboard use rights granted by Jilun He” for more information. As of June 30, 2008, we had exclusive rights to operate 0.45% of the advertising media in our proprietary database. The advertising media for which we have exclusive rights to operate are generally constructed on sites for which we have signed long-term site leases. These sites take various forms, including land, building surfaces and pedestrian overpasses. The terms of the leases for land range from five to 20 years. The terms of the leases for building surfaces, pedestrian overpasses and other such sites typically range from three to 10 years and include provisions granting us exclusive rights to display advertisements. Rental rates for the site leases generally are fixed and in some cases increase annually at the rate of 5-10%. Renewal is not automatic and we are typically required to negotiate renewal with the relevant owner prior to the expiration of the lease. In some cases, we are granted renewal priority. These site leases also typically give site owners the right to terminate the lease under certain conditions, including without limitation: (1) in the event that the use of the land on which the advertising media sits must be changed in accordance with applicable laws or governmental orders, (2) for traffic management reasons, (3) in the event that we transfer our lease to a third party without the owner’s consent, or (4) in the event that we default on our rental payments or violate any applicable regulations. During the terms of the site leases, we are generally required to ensure that advertisements displayed on the sites comply with relevant laws, rules and regulations.

We also sign long-term leases with media owners or operators for advertising media that has already been constructed, many of which are strategically placed in prime locations, such as airports and central business areas. As of June 30, 2008, we operated 0.45% of the advertising media in our proprietary database under long-term leases. The terms of the leased advertising media generally range from one to five years. We have exclusive rights to display advertisements during this period. Rental rates for the leases are typically fixed, and in some cases increase annually at the rate of 5% to 10%. These leases also typically contain provisions requiring the owners or operators to maintain the advertising media on our behalf, though in some cases we must maintain the advertising media ourselves. In some cases, we have priority to renew the leases although renewal is not automatic and we are typically required to negotiate renewal with the relevant owner or operator prior to the expiration of the lease.

We continue to seek opportunities to acquire more advertising space with long-term leases to maintain a stable media supply that we can offer to our advertising clients. In April 2007, for example, we entered into a lease agreement with Chengdu Zhengyang Advertising Co., Ltd., or Chengdu Zhengyang, pursuant to which we have exclusive right to operate all of the billboards and lightbox displays owned or operated by Chengdu Zhengyang. In May 2007, we further entered into an acquisition agreement, which was subsequently amended in 2008, with Chengdu Zhengyang and its shareholders pursuant to which we will assume Chengdu Zhengyang’s employees, advertising businesses and advertising media with a consideration of approximately RMB34.0 million. Pursuant to this agreement, Chengdu Zhengyang and its shareholders have the obligation to ensure, to the extent possible, that the billboards and lightbox displays to be transferred to us have a lease term of over five years. In addition, in 2008, we entered into a seven-year agreement with Gome, an electrical appliance retail chain store in the PRC, which grants us the right to construct advertising structures on the outdoor surfaces of 1,000 stores operated by Gome in the PRC and to display advertisements on these structures. Gome has committed to make 500 stores available by the end of 2008 and the other 500 stores available for us to use by March 31, 2009. The agreement has a term of seven years and we intend to begin constructing advertising structures in September 2008.

For risks relating to termination of our land and site leases, see “Risk Factors — Risks Related to Our Business — Under the relevant PRC laws, we or our lessors need to obtain land use rights or property title and/or construction permits in order to construct or operate outdoor billboards. Our leases for sites for the construction of billboards and our leases for out-of-home advertising media may not be in full compliance with PRC laws due to defective land use rights, property title, or construction permits, any of which may force us to demolish or remove billboards or structures that we construct on those sites and may result in our defaulting under our contracts with advertising clients, or which may force us to incur losses, damages and liabilities to our advertising clients.”

Media with strategic cooperation agreements.    As of June 30, 2008, we had entered into strategic cooperation agreements with approximately 350 third party advertising media owners or operators for 13.9% of the advertising media units in our proprietary database. Among these, approximately 3,770 units are owned or operated by approximately 170 third parties with whom we have previously conducted transactions with respect to advertising space or time. Under these strategic cooperation agreements, the third party media owners or operators provide us with information on the advertising media they own or operate, as well as pricing and the lowest discount they can offer us. In addition, the third party media owners or operators agree to provide us a seven-day or ten-day exclusivity period commencing on the day we place orders for specified media. During these exclusivity periods, we have the exclusive right to enter into lease agreements for the relevant media.

Media owned by parties with whom we have maintained periodic contact.    As of June 30, 2008, 85.2% of the advertising media units in our proprietary database was owned or operated by approximately 4,760 third parties with whom we had not entered into strategic cooperation agreements but with whom we had maintained periodic contact during the process of collecting and updating information for our proprietary database. Among these advertising media, approximately 4,340 units are owned or operated by approximately 360 third parties which whom we have previously conducted transactions with respect to advertising space or time. To ensure the accuracy of the information on this media, we contact these third party media owners and operators periodically, ranging from weekly to monthly, to obtain updates on the availability of their media and other relevant information. To further expand the information in our proprietary database, our execution team also conducts periodic patrols to identify advertising media that have not yet been included in our proprietary database. The team then attempts to develop relationships with the owners and operators of these media through telephone calls or visits.

Geographic Coverage

We sell advertising space or time on media located throughout the PRC. As of June 30, 2008, the advertising media for which we had exclusive rights or long-term leases to operate were located in 76 cities in China and were concentrated in cities in southern and western China, including cities in Sichuan, Hubei, Guangdong and Shaanxi provinces as well as Chongqing and Shanghai municipalities. As of June 30, 2008, approximately 81.2% of the media for which we had exclusive rights or long-term leases to operate were located in five cities, namely Chengdu, Chongqing, Wuhan, Shanghai and Xi’an, and more than 50% of the advertising space in these cities was strategically located in prime locations, such as airports and the central business areas. We are also expanding our market share in other major cities including Guangzhou and Beijing.

Advertising Media Forms

We sell advertising space offered by various forms of out-of-home advertising media, primarily billboards. In 2005, 2006, 2007 and the six months ended June 30, 2008, 82.9%, 81.8%, 78.8% and 64.0%, respectively, of our revenues were derived from sales of advertising space on billboards. We commenced and generated revenues from advertising services on digital media such as LCDs and LED displays in 2007. In addition, we sell advertising space on out-of-home network media such as street furniture and transit area displays. In 2005, 2006, 2007 and the six months ended June 30, 2008, 2.6%, 8.4%, 13.0% and 33.3%, respectively, of our revenues were derived from out-of-home network media. We also occasionally provide advertising services on other forms of media, including television, radio and print, to our advertising clients who request such services. In 2005, 2006, 2007 and the six months ended June 30, 2008, 14.6%, 9.8%, 8.2% and 2.7%, respectively, of our revenues were derived from advertising services on these other media.

Billboards

Most of our revenues are derived from sales of advertising space on billboards. The following table provides a description of the types of billboards offered by the advertising services we provide:

Type	Description	Units in our proprietary database as of June 30, 2008
Unipole	Two- or three-sided billboards placed atop poles typically ranging in height from 18 meters to 20 meters. The size of the billboards are typically 18 meters by six meters and are generally located along major traffic arteries.	12,291

Rooftop	Billboards placed atop tall buildings in densely populated areas. The size of the billboards varies depending on the space available on each building.	8,209

Wallscape	Billboards plastered on building walls. The size of these billboards varies depending on the size of the building. Wallscapes are typically located in high traffic and high visibility locations.	3,675

Freestanding	One-sided billboards with relatively short supports that are fixed onto land adjacent to city streets or along highways. These billboards typically range in height from five meters to 10 meters and in width from 15 meters to 30 meters.	1,949

Rotating	Billboards installed with mechanisms allowing for the rotation of up to three different advertisements. These billboards are typically installed on poles ranging in height from 18 meters to 20 meters. The billboards themselves are typically 30 meters by eight meters.	1,198

Other types	Billboards placed on various structures such as neon signs, gantries elevated across highways and pedestrian overpasses.	1,884

Digital Media

We also provide digital media advertising services in the form of LCDs and LED displays. We commenced the provision of advertising services on digital media in 2007. These are typically located inside buildings or on building facades as well as in airports and airlines and in vehicles such as buses, trains, trams and taxis.

Out-of-home network media

In addition to the media described above, we also sell advertising space on out-of-home network media such as street furniture and transit area displays. Street furniture and transit area displays consist of panels on which advertisements are displayed and are located in bus shelters, train stations, street-side information kiosks and other public structures. These displays also take the form of light boxes, which are static poster advertisements illuminated with backlighting.

Other media

From time to time, our advertising clients request that we assist them in obtaining advertising space or time on other forms of media in addition to those offered within our advertising supplier network. These other forms of media include television and radio broadcasting and various forms of print media, none of which is included in our proprietary database.

The following table sets forth additional information on the media in our proprietary database as of December 31, 2007 and June 30, 2008.

	As of December 31, 2007						As of June 30, 2008
	Exclusive Rights/Long-term Lease(1)		Strategic Cooperation Agreements(2)		Periodic contact Media(3)		Exclusive Rights/Long-term Lease(1)		Strategic Cooperation Agreements(4)		Periodic Contact Media(5)
	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)	Units	Area (square meters)
Billboards	575	137,104	5,664	1,386,144	18,576	4,110,657	567	146,783	5,959	1,443,034	23,185	5,033,553
Digital media	1	351	22	11,382	84	7,331	—	—	33	12,590	98	9,778
Out-of-home network media(6)	327	8,837	5,131	38,187	44,541	324,917	157	2,574	5,096	34,402	44,657	297,079

Total	903	146,292	10,817	1,435,713	63,201	4,442,905	724	149,357	11,088	1,490,026	67,940	5,340,411

(1)	Includes media for which Jilun He, our founder, chairman and chief executive officer, has granted us use rights as well as media that we lease for one year or longer.

(2)

Includes media owned or operated solely by third parties with whom we have entered into strategic cooperation agreements, of which 3,705 units (approximately 900,468 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(3)

Includes media owned or operated solely by third parties with whom we have not entered into strategic cooperation agreements, of which 4,325 units (approximately 960,824 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(4)

Includes media owned or operated solely by third parties with whom we have entered into strategic cooperation agreements, of which 3,770 units (approximately 906,834 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(5)

Includes media owned or operated solely by third parties with whom we have not entered into strategic cooperation agreements, of which 4,342 units (approximately 954,618 square meters) are owned or operated by third parties with whom we have previously conducted transactions with respect to advertising space or time.

(6)	Primarily includes street furniture and transit area displays.

Advertising Services and Packages

Using our proprietary database, we are able to offer our clients various advertising packages tailored to their individual needs. Our clients typically approach us with a request to assist them in preparing their out-of-home advertising campaigns. These clients tend to select our short-term packages and we then assist them in developing their advertising strategy.

We are also able to obtain leases pursuant to our clients’ requests for certain media identified in our proprietary database for which we do not have exclusive rights or leases to operate at that time. Upon a client’s request, we typically enter into leases with the relevant media owners or operators and pay the requisite leasing fees. The terms of the leases we execute with third party media owners or operators are determined on a case-by-case basis and depend on our client’s requested time frame, but the majority of the leases last between one and three months.

Most of the advertisements displayed are provided to us by our advertising clients. We adjust the layout of the advertisement copy to fit the size of the media. In addition, we provide limited design services for advertisers at their request. For advertisements displayed on the advertising media for which we have exclusive rights to operate, we also provide printing and placement services through outsourced professional entities. For advertisements displayed on media that we lease, the media owners generally must print and install the advertisements themselves. A nationwide execution team monitors our advertising supplier network on a routine basis, purchases advertising space from local media owners or operators, and execute our clients’ execution plans. We also prepare post-execution reports for our clients.

Short-term packages

We sell advertising space to advertisers in packages that combine various types of media at multiple locations for periods of one to three months. Sales of advertising packages on a short-term basis comprise a substantial portion of our business.

Our short-term packages afford our clients the flexibility to adapt their campaigns to, among other things, new products or promotions. For clients that choose to advertise for three months or less, we are often called upon to assist these clients in formulating an advertising strategy based on their stated needs. Utilizing our proprietary database, we can identify what we believe to be the optimal mix of types of media and locations that would be best suited for the client in light of factors such as budget, placement and target audience constraints.

Our short-term packages consist of the media for which we have exclusive rights or long-term leases to operate and also the media owned or operated by third parties. We enter into short-term leases with the media owners or operators for our clients’ specific advertising campaigns. The media owners or operators in these short-term leases are responsible for printing and posting the advertising copy and installing replacements if necessary.

After our client has purchased advertising space, or we have purchased advertising space pursuant to our clients’ requests, we periodically conduct visual inspections for display defects. We also provide our clients with monthly or quarterly reports as well as photographs to verify the proper dissemination of their advertisements. In addition, at our clients’ request we can conduct surveys to assess the effectiveness of the advertising packages.

Long-term services

Some of our clients approach us after having already determined their advertising strategy and the locations in which they wish to place their advertisements. For these clients, we sell advertising space for terms of six months or longer. As in the case for our short-term package clients, we are able to act as a leasing agent for our long-term package clients as well and lease advertising media that we do not already have the right to operate. After client engages us, we provide all of the periodic monitoring reports and maintenance services similar to those who purchase our short-term packages.

Pricing

The rates we charge for advertising space vary by city and location, duration of the advertising campaign, and the supply and demand in each location. On a discretionary basis, we may offer discounts to certain large volume purchasers. Our rates are reviewed annually by our internal pricing committee based on the level of advertising demand in the market and the prevailing price in the advertising industry in the PRC.

Advertising Clients

Our advertising clients comprise both advertisers and advertising agencies that place advertisement on behalf of advertisers. A significant portion of our sales is conducted through direct sales to advertisers rather than advertising agencies. We have also gradually increased our sales by engaging advertising agencies to search for clients on our behalf.

We have a broad base of international and domestic advertising clients in various industries in China. From January 1, 2005 to June 30, 2008, a total of 450 advertising clients had purchased our advertising services. Our top five advertising clients accounted for 63.8%, 62.8% and 43.2% and 57.4% and 40.8% of our revenues in 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008, respectively. In 2007, our top five advertising clients included Romon Group Co., Ltd, Guangzhou Vision Communication Co., Ltd, Chengdu

Xinghuo Advertising & Communication Co., Ltd, the TCL group, including TCL King Electrical Appliances (Huizhou) Co., Ltd and TCL Corporation, and Konka Group Co., Ltd.

Advertising expenditure in the PRC is affected by national holidays, such as the National Day week in October and the Chinese New Year holidays in January and/or February. Special one-time events, such as the Shanghai Expo in 2010, may also affect demand for our services.

Our contracts with our clients usually run between one month and three years. These contracts cover, among other things, price, location, duration, media type and dimensions. Payment arrangements vary on a case-by-case basis, but generally provide for an upfront deposit to be paid upon execution of the contract or prior to dissemination of the advertisements, which amounts to a certain portion of the contract price ranging from 10% to 80%. The remainder of the payment is either made in a lump sum or in installments upon: (1) our clients’ receipt of a monitoring report provided by us that includes information on the proper dissemination of the content of the advertisements, (2) our clients’ inspection and acknowledgement of the placement of the advertisements, or (3) the expiration of the contract, depending on the terms of the individual contract. In most cases, we reserve the right to review the content of the advertisements. Under the terms of some of these contracts, we also reserve the right to refuse to display advertisements that are not in compliance with applicable PRC laws, rules and regulations.

Sales and Marketing

As of June 30, 2008, our sales and marketing team consisted of 303 employees. The marketing managers of our sales and marketing team have an average of five years of experience in the advertising industry, and the members of our current sales and marketing team have an average of four years of sales experience in the advertising industry. We provide in-house education and training for our sales force to ensure that they can provide our existing and prospective clients with comprehensive information about our services, the advantages of using our media as a marketing channel and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key incentives that motivate our sales employees.

We actively hold public relations events such as press conferences and seminars on out-of-home advertising to promote our brand image and our business. We also market our advertising services from time to time by advertising with third party media, primarily including newspapers and magazines, and by visiting potential advertising clients to introduce our services and advertising proposals.

Maintenance

We are required under our contracts with advertising clients to maintain the advertising media. In particular, we are responsible for obtaining approvals in connection with advertising displays and periodically maintaining the advertising media that we own. We have engaged professional third parties to post advertisements on, and perform repairs and maintenance of, the media we own. Our execution team inspects the media on a regular basis and reports any technical or maintenance problems to third parties who then typically are able to fix problems within 48 hours. For advertising media that we lease from other owners or operators, our short-term leases usually contain provisions requiring the owners to print and post the advertisements and maintain the advertising media on our behalf. In our long-term leases, maintenance is subject to the arrangements specified under the leases.

Competition

China’s out-of-home advertising market is highly fragmented, and is comprised of a large number of local operators and a small number of large out-of-home advertising service providers and media players. We compete primarily with several different groups of competitors, including:

•	advertising service providers that operate national advertising supplier networks such as JCDecaux, Clear Media Limited, TOM Group Limited and Focus Media Holding Ltd.;

•	advertising agencies, such as Dentsu Inc., Portland and McCann World Group; and

•	Internet platforms that aggregate information of advertising media owners with advertisers, such as www.99ad.com, www.0127.cn, www.a.com.cn and www.allchina.cn.

Although in our ordinary course of business we may purchase advertising media from certain advertising service providers or provide advertising services through certain advertising agencies, we compete with these service providers and agencies for market opportunities. Many of our competitors possess a variety of competitive advantages, such as greater resources and more experience in the out-of-home advertising industry. These competitors may also have a longer operating history than we do in the out-of-home advertising industry and may have a more extensive network. This may make their network more attractive to certain advertisers. We believe, however, that our proprietary database and business model enable us to compete effectively with our competitors.

Employees

We had 134, 185, 367 and 586 employees as of December 31, 2005, 2006, 2007 and June 30, 2008, respectively. All of our employees are located in the PRC. The following table sets forth the number of our employees by area of business as of June 30, 2008:

	Number of employees	Percentage of total
Sales and marketing	303	51.7%
Procurement	137	23.4
System maintenance	4	0.7
Design and installation	71	12.1
Administrative	71	12.1

Total	586	100.0%

We enter into standard employment contracts with our officers, managers and other employees. The employment contracts with officers and managers are subject to renewal every six years and the employment contracts with other employees are subject to renewal every one to three years.

Our standard employment contracts contain confidentiality undertakings that prohibit an employee from disclosing confidential information obtained during their employment with us. Furthermore, the confidentiality agreements include a covenant that prohibits all employees from engaging in any activities that compete with our business within two years after the period of their employment with us.

None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

Intellectual Property

To protect our intellectual property and our brand, we rely on a combination of trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions in our employment contracts with our employees and officers. We also use confidentiality, non-compete and invention assignment agreements with our employees to protect our intellectual property rights. We have applied to register our trademark and logo, including “TSM Time Share Media” with the Trademark Office of the State Administration for Industry and Commerce in the PRC. We have also registered the domain name, dytsm.com, with the Internet Corporation for Assigned Names and Numbers. We have the copyright of a software named Time Share Media E-Commerce Platform e-TSM V1.0, which operates to run our database.

Facilities

We do not own any real property and lease all of our facilities. Our headquarters are located in Beijing, where we lease approximately 1,100 square meters of office space. Our nationwide execution team leases in the aggregate approximately 4,000 square meters of space in 15 other locations, including Chengdu, Xi’an, Wuhan, Nanchang, Shanghai, Guangzhou, Shenyang and Changchun. As of June 30, 2008, we had payment obligations totaling RMB3.9 million under our lease agreements varying from one to six years.

We have not been provided with the relevant title ownership certificates for six of our property leases, including our Beijing lease, of which two leases have not been registered as required by PRC regulations with the local administrative agencies overseeing building leases. As a result, we may be required to surrender possession or stop our use of these premises due to the lack of certainty with respect to the ownership of these leased facilities. We have urged the lessors of these six properties to provide us with the title ownership certificates and/or complete the registration process. Upon the termination or expiration of these leases, we believe that we will be able to obtain alternative facilities without incurring a material amount in additional expenses or experiencing material disruptions of our operations.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of any threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

REGULATION

This section summarizes the most significant PRC laws, rules and regulations that are applicable to our business.

Regulation of Advertising Services

The principal regulations governing advertising in the PRC include:

•	The Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).

These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license that specifically covers the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease operations. An advertising business license is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. We conduct our advertising business in the PRC through our consolidated variable interest entity, Sichuan Time Share Advertising & Communication Co., Ltd., or Sichuan Time Share, and its subsidiaries. Sichuan Time Share and its subsidiaries have obtained the requisite business licenses from the SAIC as required by existing PRC laws, rules and regulations.

Advertising content

PRC advertising laws, rules and regulations set forth certain content requirements for advertisements in the PRC, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In addition, all advertisements relating to pharmaceutical products, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements shown through our service offerings.

Under the relevant PRC advertising laws, rules and regulations, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws, rules and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that the appropriate government review and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

As an advertising service provider, we are required to monitor the content displayed by our advertising clients on our advertising supplier network for compliance with applicable PRC laws, rules and regulations. We have employed advertising inspectors who are trained to review advertising content for such compliance. We cannot assure you, however, that we will be able to properly review the content to comply with the standards imposed on us with any degree of certainty.

Outdoor advertising

The Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:

•	utilize traffic safety facilities and traffic signs;

•	impede the use of public facilities, traffic safety facilities and traffic signs;

•	obstruct commercial and public activities or create an unpleasant sight in urban areas;

•	be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; or

•	be placed in areas prohibited by the local governments from having outdoor advertisements.

In addition to the Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations on December 8, 1995, as amended on December 3, 1998 and May 25, 2006, respectively, which govern the outdoor advertising industry in the PRC. Outdoor advertisements in the PRC must be registered with the local SAIC branch before dissemination. The advertising distributors are required to submit a registration application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local SAIC branch will issue an Outdoor Advertising Registration Certificate for such advertisement. The content, format, specifications, periods and locations of dissemination of the outdoor advertisement must also be submitted for filing with the local SAIC.

As of June 30, 2008, we have registered approximately 97% of our out-of-home advertisements with the relevant local branches of the SAIC and plan to register the remainder that have not yet been registered.

Foreign investment in advertisement

The principal regulation governing foreign investment in the advertising industry is the Administrative Regulation on Foreign-invested Advertising Enterprises, jointly promulgated by the Ministry of Commerce and the SAIC on March 2, 2004, or the Advertising Regulation. Under the Advertising Regulation, as of December 10, 2005, there is no longer any maximum foreign shareholding percentage in an advertising enterprise. However, foreign investors are required to have had at least three years’ experience in directly operating an advertising business outside of the PRC before they may receive approval to own a 100% equity interest in an advertising business in the PRC. Foreign investors that do not meet these requirements are permitted to invest in advertising businesses, provided that, such foreign investors have at least two years of direct operations in the advertising business outside of the PRC and that such foreign investors do not own a 100% equity interest in advertising businesses in the PRC.

We do not currently directly operate an advertising business outside of China and cannot qualify under the PRC regulations allowing 100% foreign ownership of a PRC advertising company any earlier than three years after we commence any such operations or until we acquire a company which had directly operated and advertising business for the required period of time. In order to comply with foreign investment restrictions, we conduct a substantial portion of our operations in the PRC through contractual arrangements with our consolidated variable interest entity in China, Sichuan Time Share. Sichuan Time Share is owned by two PRC citizens, Jilun He, our founder, chairman and chief executive officer and Da’en He. Sichuan Time Share and its subsidiaries operate our advertising business, enter into leases with media owners or operators and sell advertising space to our clients. We have been and are expected to continue to be dependent on Sichuan Time Share and its subsidiaries to operate our advertising business.

In the opinion of King & Wood, our PRC legal counsel: (1) the corporate structures of China Time Share Media Co. Ltd, Chengdu Time Share Technology Information Co., Ltd., or Chengdu Time Share, Sichuan Time Share and the subsidiaries of Sichuan Time Share, both currently and after giving effect to this offering, are in compliance with existing PRC laws, rules and regulations, (2) our contractual arrangements with Sichuan Time Share and its shareholders and the restructuring of our corporate structure are valid and binding, and will not result in any violation of PRC laws, rules or regulations currently in effect, and (3) the business operations of China Time Share Media Co. Ltd, Chengdu Time Share, Sichuan Time Share and the subsidiaries of Sichuan

Time Share, as described in this prospectus, are in compliance with existing PRC laws, rules and regulations in all material aspects. There are, however substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Risk Factors — Risks Related to Regulation of Our Business and Our Structure — If PRC regulatory bodies find that the agreements that establish the structure for operating our business in the PRC do not comply with applicable PRC regulatory restrictions, we could be subject to severe penalties.”

Foreign Exchange Regulation

Foreign exchange regulation in the PRC is primarily governed by the following rules:

•	Foreign Currency Administration Rules, promulgated on January 29, 1996 and amended on August 5, 2008, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Foreign currencies received under current account items can be either retained or sold to financial institutions engaged in the foreign exchange settlement or sales business without prior approval from SAFE by applying with relevant regulations. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment, repatriation of investment, and investments in stocks and bonds, require the prior approval from SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Foreign currencies received in respect of capital account items can be retained or sold to financial institutions engaged in the foreign exchange settlement or sales business only with prior approval from SAFE, unless otherwise specified by the state.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those financial institutions engaged in the foreign exchange settlement or sale business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of the PRC are also subject to limitations, including approval by the Ministry of Commerce, SAFE and the State Development and Reform Commission.

Other than the capital injection in Chengdu Time Share and Xi’an Time Share Technology Information Co., Ltd., or Xi’an Time Share, we did not have any foreign exchange income under the capital account item. The business operations of our PRC subsidiaries, which are subject to the foreign currency exchange regulations, have all been conducted in accordance with these regulations.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. Remitting dividends by a wholly foreign-owned enterprise out of the PRC shall be subject to examination by the banks designated by SAFE. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Our wholly-owned subsidiaries, Chengdu Time Share and Xi’an Time Share, have never declared or paid any dividends since their incorporation. Chengdu Time Share and Xi’an Time Share are required to maintain reserve funds and staff welfare and bonus funds in accordance with the relevant PRC regulations.

SAFE Regulations on Mergers and Acquisitions and Employee Stock Options

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in the PRC. The public notice stated that if an offshore company controlled by PRC residents intends to acquire a PRC domestic company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also stated that the approval of the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of a PRC domestic company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in the PRC to guarantee offshore obligations. The April notice also provided that failure to comply with the registration procedures set forth in the April notice may result in restrictions on the PRC company’s ability to distribute profits to its offshore parent company and to increase its registered capital. On October 23, 2005, SAFE issued a new public notice which became effective on November 1, 2005. The new notice repealed the January and April 2005 SAFE notices, effective from November 1, 2005. The new notice also required every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of the PRC. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. Failure to register with SAFE will subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business. We have already notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group who are PRC residents, to make the necessary applications and filings, as required under this regulation. Jilun He, our founder, chairman and chief executive officer, made the requisite application in September 2006, which was accepted by the local SAFE branch in Sichuan province. The applications made by our other shareholders in September 2006, however, initially were not accepted by the local SAFE branch in Sichuan province due to the uncertainty of the application of SAFE Circular No.75. These shareholders have reapplied to the local SAFE branch in Sichuan province and the results are currently pending. See “Risk Factors — Risks Related to Regulation of Our Business and Our Structure — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC subsidiary is also required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

All proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to the PRC after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although the Stock Option Rule has been promulgated recently and many issues require further interpretation, we and our PRC employees who have been granted stock options will be required to register with SAFE and complete other relevant procedures under the Stock Option Rule within a reasonable period when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the PRC General Administration of Taxation recently has issued a circular concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule purport to require, among other things, offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The application of this new PRC regulation is unclear. On December 14, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings, or the Related Clarification.

Our PRC counsel, King & Wood, has advised us that based on their understanding of current PRC laws, rules and regulations, and new procedures announced on December 14, 2006, CSRC approval is not required for the issuance and sale of our ordinary shares and ADSs and the listing and trading of our ordinary shares and ADSs on the Nasdaq Global Market, because: (1) the CSRC has not promulgated any guidance on the application and acceptance procedures for those matters which do not fall within the applicable scope of the M&A Rules and the Related Clarification, (2) Chengdu Time Share and Xi’an Time Share were established as foreign-invested enterprises by means of foreign direct investment at the time of incorporation and not through a merger or acquisition of PRC domestic enterprises, the latter of which would fall under the ambit of the New M&A Rule, and (3) we do not hold any equity interests in Sichuan Time Share or any of its subsidiaries.

However, as it is uncertain how the New M&A Rule will be interpreted or implemented by the relevant PRC regulatory authorities, we cannot assure you that such regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authorities subsequently determine that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such an event, these regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as on the trading price of our ADSs. The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. See “Risk Factors — Risks Related to This Offering — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. Any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and the trading price of our ADSs, and may also create uncertainties for this offering.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. The business address for each of our directors and executive officers is Chuanban Dayu Building, No. 312 Long Zhua Shu, Xiao Hong Men, Chaoyang District, Beijing 100078, PRC.

Name	Age	Position
Jilun HE	36	Chairman of the Board of Directors and Chief Executive Officer
Hong ZHONG	37	Director
Changwen ZHOU	36	Director
Jiaju ZENG	35	Director
Wayne W. TSOU	41	Director
Feng XIAO	35	Director
Yafei WANG	53	Independent Director
Yifan LI	40	Chief Financial Officer
Yi ZHOU	32	Chief Financial Controller
Xianzhou ZHU	35	Vice President
Yunwei HUANG	52	General Manager of Operations and Investment Management
Yunfeng FANG	39	Deputy General Manager of the Key Customer Relations Department

Jilun He, our founder, has served as the chairman of our board of directors and our chief executive officer since October 2006. Mr. He founded Sichuan Dayu Plan and Design Co., Ltd., or Sichuan Dayu, in 1999. He previously worked as the sales manager for the Xinjin Hope Feed Factory from 1994 to 1995. Mr. He is a member of the Chinese National Youth Union, and was named “Outstanding Entrepreneurs of China” by the China Enterprise Directors Association and China Enterprise Confederation in 2005 and 2007, respectively. He was also named “2006 Outstanding Contribution Person of China Advertising” at the 2007 China Advertising & Brand Conference. Mr. He attended the selective PRC New Entrepreneur Development Program run jointly by the Enterprise Research Institute of the State Council’s Development Research Center and Stanford University from 2005 to 2007. Mr. He received his executive master of business administration degree from Guanghua School of Management of Peking University in September 2005.

Hong Zhong has served as our director since October 2006 and general manager of media center since June 2007. He served as general manager of the business development division of Chengdu Dayu Weiye Advertising Co., Ltd., or Chengdu Advertising, from January 2005 to October 2006 and served as general manager of the Beijing business center of Sichuan Time Share Advertising & Communication Co., Ltd., or Sichuan Time Share, from October 2006 to June 2007. Mr. Zhong also served as deputy general manager and general manager of Beijing Dayu Weiye Advertising Co., Ltd., or Beijing Dayu, a company controlled by Jilun He, from January 2002 to July 2004. Prior to joining us, Mr. Zhong was one of the founders of the Chengdu Guoben Industrial Company, where he served as director and general sales manager from 1996 to 2000.

Changwen Zhou has served as our director since October 2006 and general manager of the key customer relations department since June 2006. From May 2001 to June 2006, Mr. Zhou served as vice president, general manager, executive deputy general manager and other senior positions at Beijing Dayu. He worked for Sichuan Dayu as its client manager and media supervisor from February 1998 to April 2001.

Jiaju Zeng has served as our director since October 2006 and general manager of the media development division since September 2007. Mr. Zeng joined Sichuan Dayu in 1999, and founded Chongqing Dayu Advertisement and Planning Co., Ltd., a company controlled by Jilun He, our founder, chairman and chief executive officer, in 2001. He served as executive deputy general manager of Chengdu Dayu Plan and Design

Co., Ltd., or Chengdu Dayu, from September 2005 to March 2006, and as general manager of Chongqing Dayu Advertisement and Planning Co., Ltd. from March 2001 to August 2005. From 1995 to 1999, he worked for Hope Group as director of advertising.

Wayne W. Tsou has served as our director since November 2006. Mr. Tsou is currently a Managing Director of the Carlyle Group, a global private equity firm, and the Head of the Carlyle Asia Growth Capital in the Asia-Pacific region including Japan. Prior to joining Carlyle in February 2004, Mr. Tsou spent seven years at Warburg Pincus where he was a Managing Director and Head of Technology Investments for Asia including Japan and a member of the firm’s Global Information Technology Group and Global Communications Group. In the early 1990s, Mr. Tsou worked at Bellcore (now Telcordia), the central research and development arm of the then seven U.S. regional Bell operating companies.

Feng Xiao has served as our director since November 2006. Mr. Xiao is a Director of the Carlyle Asia Growth Capital from April 2005. From January 2001 to April 2005, he was a Vice President at China International Capital Corporation, a leading investment bank in China, where he had been involved in the restructuring and listing of a number of leading Chinese companies, including China Telecom, Sinopec, China Post and China Construction Bank. Prior to that, Mr. Xiao worked at China Patent Agent (HK) Limited as a lawyer and a registered trademark agent from August 1995 to April 1998.

Yafei Wang has served as our non-executive independent director since April 2008. She is an associate professor at the Guanghua School of Management at Peking University, a senior partner of Beijing Investment Consultants Inc. (BICI) and Hai Wen Venture Capital, a director of the Chamber of Commerce of the Western Returned Scholars Association and chairperson of HuiCe Capital Management, Inc. Ms. Wang has extensive experience in corporate finance, corporate mergers and acquisitions and strategic planning. She has been a director of Lining Co. Ltd., an athletic apparel company, since 2003 and has served as chairman of the board of directors of Shanghai Huice Investment Management Co. Ltd., and Huice Investment Management Co. Ltd. since 2005 and 2007, respectively. Prior to joining us, she served as chairman of the board of directors of Beijing Huitu Technology Co., Ltd. from 1999 to 2002. Prior to that, she worked at China Enterprise Fund Management Corporation in Hong Kong as an assistant to the president from 1994 to 1996. From October 1987 to August 1994, Ms. Wang worked as a lecturer and also an associate professor at the Management School at Northwestern Polytechnical University. Ms. Wang received a bachelor’s degree in international politics from Fudan University in February 1981 and a master’s of business administration degree from the Management School at Lancaster University in the United Kingdom in 1990. From 1985 to 1986, she was a visiting scholar at the University of Maryland in the United States.

Yifan Li has served as our chief financial officer since December 2007. Before joining us, he was a co-founder of China Network Exchange, where he served as a director and the chief financial officer from April 2005 to December 2007. Prior to that, Mr. Li worked at Shanghai Pudong Development Bank as a deputy general manager of Treasury & Finance from July 2003 to July 2005. From August 2000 to June 2003, he was an investment banker at JPMorgan Chase in New York. He also worked for Marcus Group as a manager of Corporate Development from March 1995 to August 1998. Mr. Li has been a Certified Public Accountant in the United States since 1995. He received a bachelor’s degree in economics in world economy from Fudan University in 1989, a master’s degree in accounting from the University of Texas at Dallas in 1994, and a master of business administration from the University of Chicago in 2000 with dual concentrations in finance and entrepreneurship.

Yi Zhou has served as our chief financial controller since September 2007. Prior to joining us, he served as a senior financial manager for New Oriental Education and Technology Group, a company listed on the New York Stock Exchange that provides private educational services in the PRC, from August 2006 to August 2007. Prior to that, Mr. Zhou worked for PricewaterhouseCoopers as an auditor from July 2002 to July 2005, and from July 2005 to July 2006 served as an audit manager. Mr. Zhou also worked for Arthur Andersen as an auditor from July 2000 to June 2002. He has been a Certified Public Accountant in the PRC since 2002.

Xianzhou Zhu has served as our vice president since October 2007 and as a director and general manager of Chengdu Advertising since July 2006. He served as a general manager and president of Sichuan Dayu Weiye Outdoor Advertising & Communication Co., Ltd. from September 2005 to July 2006, and a vice president and general manager of Sichuan Dayu from February 2004 to September 2005. Mr. Zhu joined Sichuan Dayu Plan and Design Co., Ltd. in March 1999 and served as a vice general manager and general manager from October 2001 to February 2004.

Yunwei Huang has served as our general manager of operations and investment management since December 2006. Prior to joining us, Mr. Huang served as general manager of Emei Mountain Yuye Water Industry Co., Ltd. from March 2005 to December 2006 and served as general manager of Aodeli Group from October 2002 to February 2004. He served as general manager of PRC-Kinwa High Technology Co., Ltd. from June 2001 to September 2002, as deputy general manager of Yuhua Light Industrial Co., Ltd. of Shanghai Light Industrial International (Group) from May 2000 to May 2001 and as general manager of Chongqing Pepsi-Tianfu Beverage Co., Ltd. from April 1998 to February 2000. From 1987 to 1998, Mr. Huang served as a director of International Nutrition Co., Ltd. and deputy general manager in Shanghai Xin’an Dairy Company and International Nutrition Co., Ltd. He was also an executive member of the Pudong New Area Association of Enterprises with Foreign Investment from May 1996 to March 1998, and the vice president of the Chongqing Association of Enterprises with Foreign Investment from August 1998 to January 2000.

Yunfeng Fang has served as deputy general manager of our key customer relations department since June 2006. Mr. Fang served as deputy general manager of Beijing Dayu from August 2003 to June 2006. Prior to joining us in 2003, he served as general manager of Sichuan Boya Furniture and Furnishing Service Co., Ltd from December 2001 to July 2003, as deputy general manager of Sichuan Huashen Technology Co., Ltd from 1999 to 2001, and as general manager of the sales division for Chengdu Xinda Industrial Co., Ltd. from February 1997 to June 1999. From 1993 to 1996, he served as a marketing manager for Jiangsu Changzhou Zhonghuabie Group and general manager for Sichuan Tianwang Industrial Co., Ltd.

Employment Agreements

We have entered into employment agreements with the following executive officers: Yifan Li, Hong Zhong, Changwen Zhou, Jiaju Zeng, Yi Zhou, Dongli Xia, Yunwei Huang and Yunfeng Fang. Under these employment agreements, each of these executive officers is employed for a specified time period, subject to automatic termination unless either we or such executive officer gives a 30-day prior notice to renew such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of such executive officer, including but not limited to a conviction of guilty to crimes, negligence and dishonesty to our detriment and breach of confidentiality obligations. Such executive officer may terminate his or her employment with a 60-day prior notice. If such executive officer is retained by us for a key position with strategic purposes, such executive officer may not terminate his or her employment. Otherwise, such officer must pay us remuneration for the recruitment and training expense, any losses arising out of the termination of his or her employment and a penalty equaling five times of his or her monthly salary for each month prior to the expiration of his or her employment agreement.

Each of the above-mentioned executive officers has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each of these executive officers has agreed not to, during his or her employment with us and for a period of two years following the termination or expiration of the employment agreement: (1) be engaged as shareholder, director, employee, partner or carry on, directly or indirectly, any business in direct competition with our business, (2) solicit or entice away from us, or attempt to solicit or entice away from us, any person who has been our director, officer, manager, employee, partner or agent to serve any third parties, or (3) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, supplier, licensor, licensee or in the habit of dealing with us. In addition, each of these executive officers has agreed to hold, both during and within two years after the employment agreement expires or is earlier terminated, in strict confidence and not to use, directly or indirectly to any other entities, any of our confidential information, trade secrets and know-how or the confidential information of any third party, including our consolidated variable interest entity and our subsidiaries, that we receive. Notwithstanding the terms referenced above, three of our executive officers, Jilun He, Xianzhou Zhu and Changwen Zhou, hold interests in entities engaged in the advertising business that might from time to time compete with us. See “Risks Factors — Risks Related to Our Business — Our business depends substantially on the continuing efforts of key personnel, including our senior executives and other key employees and skilled staff, and our business and growth may be severely disrupted if we lose their services.”

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that the director declares this interest and unless the chairman of the relevant board meeting chooses to disqualify the director. The board of directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whether outright or as security for any obligation of the company or of any third party.

Under the rights agreement we entered into with Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., or the Carlyle Funds, in connection with our private placement of Series A preferred shares, the Carlyle Funds are entitled to appoint two directors to our board of directors. Wayne Tsou and Feng Xiao have been appointed to our board of directors by the Carlyle Funds. The Carlyle Funds’ right to appoint directors will terminate upon the completion of this offering. On December 18, 2007, we and certain of our shareholders entered into a subscription agreement with Blue Ridge Investments, LLC, or Blue Ridge, an investment vehicle wholly-owned by Bank of America Corporation, in connection with our private placement of 5% secured convertible notes due 2010 and secured warrants. Pursuant to this subscription agreement, Blue Ridge is entitled to appoint one director to our board of directors following this offering for so long as Blue Ridge holds shares representing at least 5% of our outstanding share capital. Directors will be elected upon a resolution passed at a duly convened shareholder meeting by holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

Directors may be removed by a resolution passed at a duly convened shareholder meeting by holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting, or by unanimous written consent of the same shareholders. Vacancies on our board of directors created by such a removal or by resignation may be filled by a resolution passed at a duly convened shareholder meeting by holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting, or by unanimous written consent of the same shareholders.

A director may vote on a contract or transaction in which the director is interested, provided that such director has disclosed the nature of his interest in such matter to the board of directors at a meeting of the board of directors in accordance with our articles of association.

Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder may in certain circumstances have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee, as well as adopted a charter for each of these committees.

Audit committee

Our audit committee consists of three directors, namely Yafei Wang, Feng Xiao and Jiaju Zeng. Jiaju Zeng is the chairman of our audit committee. Our board of directors has determined that Yafei Wang satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of the Nasdaq Marketplace Rules. Within 90 days following the completion of this offering, a majority of the directors on our audit committee will be independent directors. All members of the audit committee will be independent within one year of the date of this prospectus. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	appointing and overseeing the work of the independent auditors, approving the compensation of the independent auditors, and reviewing, and, if appropriate, discharging the independent auditors;

•	reviewing and approving the scope and staffing of the independent auditor’s annual audit plan and evaluating the independent auditor’s qualifications, performance and independence;

•	setting policies regarding the recruitment and hiring of employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	evaluating the performance, responsibilities, budget and staffing of our internal audit function and reviewing the internal audit plan;

•	reviewing our disclosure controls and procedures and internal control over financial reporting;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•

discussing the annual audited financial statements with management and the independent auditors, and resolving any disagreements between management and the independent auditors regarding financial reporting;

•

reviewing analyses prepared by management or the independent auditors relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

•	reviewing our critical accounting policies and practices;

•	reviewing the effect of regulatory and accounting initiatives or actions applicable to us;

•

reviewing the policies and practices with respect to risk assessment and risk management and discussing with management major financial risk exposures and the steps taken to monitor and control such exposures;

•

establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	meeting separately and periodically with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to our board of directors.

Compensation committee

Our compensation committee consists of three directors, namely Yafei Wang, Changwen Zhou and Hong Zhong. Changwen Zhou is the chairman of our compensation committee. Our board of directors has determined that Yafei Wang satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of the Nasdaq Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, any member of our compensation committee that are not independent may not be involved in the determination or recommendation of the compensation provided to our chief executive officer or any of the other executive officers. The compensation committee is responsible for, among other things:

•	reviewing and making recommendations to the board with respect to the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans;

•	periodically reviewing and assessing the adequacy of our compensation committee charter; and

•	reporting regularly to our board of directors.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, namely Jilun He, Yafei Wang and Hong Zhong. Hong Zhong is the chairman of our nominating and corporate governance committee. Our board of directors has determined that Yafei Wang satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of the Nasdaq Marketplace Rules.

Our nominating and corporate governance committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors, and overseeing compliance with our code of business conduct and ethics.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (1) becomes bankrupt or makes any arrangement or composition with his creditors, or (2) dies or is found by our company to be or becomes of unsound mind.

Compensation of Directors and Executive Officers

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.

All directors receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. We currently do not provide cash compensation to directors that are not employees for serving as directors of the company. Other than statutory insurance and benefits, we do not provide pension, retirement or similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

In 2005, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB96,450. Under our current arrangements, the aggregate remuneration and benefits in kind which our directors and executive officers received in 2006 and 2007 were approximately RMB354,363 and RMB465,250, respectively.

In September 2006, we issued 5,000,000 ordinary shares to Knowrience Holdings Limited, which is owned by Jilun He, our founder, chairman and chief executive officer, and several of our executive officers and directors. Knowrience Holdings Limited subsequently issued its ordinary shares for nominal consideration to these executive officers and directors as compensation for certain services rendered by such executive officers and directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Share-based Compensation” and Note 2 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus.

You may find more details of the share options and restricted shares we have granted to our directors and executive officers pursuant to our Share Incentive Plan under “— Share Incentive Plan” below.

Share Incentive Plan

Our board of directors adopted a Share Incentive Plan in April 2008. The purpose of the Share Incentive Plan will be to enhance our ability to recruit and retain key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of options, restricted shares and other share-based awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Eligible participants.    Employees and consultants will be eligible to participate in the Share Incentive Plan. In addition, any individual who agrees to accept employment by us will be eligible to participate in the plan as of the date of the individual’s agreement to accept employment.

Administration.    The compensation committee, as designated by the board of directors and as described under “— Board committees — Compensation committee”, will administer the Share Incentive Plan, unless otherwise determined by the board of directors. The compensation committee will have the authority to, among other things, interpret and administer the plan, issue rules and regulations for plan administration, designate plan participants and determine the awards available to each participant and the terms and conditions of these awards.

The committee may also determine whether, to what extent, under what circumstances and by what methods any awards may be settled, exercised and deferred.

Options.    An option granted under the Share Incentive Plan will have specified terms set forth in an award agreement and will also be subject to the provisions of the Share Incentive Plan. The compensation committee will determine in the relevant award agreement the purchase price per share upon exercise of the option, with the purchase price being no less than 100% of the fair market value of the shares on the option grant date. The compensation committee will also determine in the relevant award agreement whether the option granted and vested under the award agreement will be exercisable following the recipient’s termination of services with us. If the ordinary shares covered by an option are not exercised or purchased on the last day of the period of exercise, they will terminate. The term of an option granted under the Share Incentive Plan will not exceed ten years from the date the option is granted. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will include cash, ordinary shares, other securities, other awards or other property, or any combination of the foregoing methods of payment.

Restricted shares.    Restricted shares issued under the Share Incentive Plan will be subject to restrictions imposed by the compensation committee, including limitations on the right to vote or receive dividends. The compensation committee may also determine that certain or all of these restrictions will lapse after a given period of time.

Restricted stock units.    Restricted stock units issued under the Share Incentive Plan will represent the right to receive the value of our ordinary shares (or a percentage of such value) at a specified date in the future, subject to the forfeiture of this right. Like restricted stock, restricted stock units are subject to certain restrictions and limitations that may imposed by the compensation committee.

Transferability.    Unless the compensation committee determines otherwise, our Share Incentive Plan will not allow for the assignment, alienation, sale or transfer of awards other than by will or the laws of descent and distribution. Only the recipient of an award may exercise the award during his or her lifetime.

Change of control.    Our Share Incentive Plan will provide that in the event of a change of control event, as defined in the Share Incentive Plan, all awards shall become fully vested and exercisable, and any restrictions applicable to any awards shall automatically lapse.

Amendment and termination.    Our Share Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. Our board of directors will have the authority to amend, suspend or terminate the Share Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards. Shareholder approval will be required for a decision to amend, suspend or terminate the plan if such is required by certain tax or regulatory requirements, or if the amendment proposed would increase the total number of ordinary shares reserved or change the maximum number of ordinary shares.

The following table summarizes, as of the date of this prospectus, options that we granted to our directors and executive officers and to other individuals as a group under our Share Incentive Plan.

Name	Options	Exercise Price (US$ per share)	Date of Grant	Date of Expiration
Yifan Li	*	3.20	April 16, 2008	April 16, 2013
Yi Zhou	*	3.20	April 16, 2008	April 16, 2013
Yunwei Huang	*	3.20	April 16, 2008	April 16, 2013
Yafei Wang	*	3.20	April 16, 2008	April 16, 2013
Other individuals as a group†	2,362,100	3.20	April 16, 2008	April 16, 2013

*	Less than 1% of our total outstanding ordinary shares.
†	Excludes options granted to certain outside consultants. For details of our option plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Share-based Compensation.”

In addition, Yifan Li, our chief financial officer, was granted restricted shares on May 15, 2008, which will vest over a two year period with half of the restricted share vesting each year from the date of grant.

RELATED PARTY TRANSACTIONS

Contractual Arrangements Among Chengdu Time Share, Sichuan Time Share and Its Shareholders

Since December 10, 2005, foreign investors have been permitted to own directly up to a 100% equity interest in PRC advertising service providers if the foreign investor has at least three years of direct operating experience in the advertising business outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under the relevant PRC regulations any earlier than three years after we commence any such operations or until we acquire a company which has directly operated an advertising business outside of China for the required period of time. Accordingly, our domestic PRC subsidiaries, Chengdu Time Share Technology Information Co., Ltd., or Chengdu Time Share, and Xi’an Time Share Technology Information Co., Ltd., or Xi’an Time Share, which are considered foreign-invested, are currently ineligible to apply for the required advertising services licenses in China.

We conduct a substantial portion of our operations in the PRC through contractual arrangements with our variable interest entity in China, Sichuan Time Share Advertising & Communication Co., Ltd., or Sichuan Time Share. Sichuan Time Share is owned by two PRC citizens, Jilun He, our founder, chairman and chief executive officer and Da’en He, Jilun He’s Father.

Sichuan Time Share directly operates our advertising supplier network, enters into leases with advertising media owners or operators and sells advertising space to our clients. We have been and are expected to continue to be dependent on Sichuan Time Share to operate our business in China. Chengdu Time Share has entered into contractual arrangements with Sichuan Time Share, which enable us to:

•	exercise effective control over Sichuan Time Share;

•	receive substantially all of the economic benefits from Sichuan Time Share; and

•	purchase, when permitted under the applicable PRC laws, rules and regulations, the entire equity interest in Sichuan Time Share pursuant to an exclusive option.

Under PRC law, each of Chengdu Time Share and Sichuan Time Share is an independent legal person and neither of them is responsible for liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Chengdu Time Share and Sichuan Time Share, Sichuan Time Share has not transferred any other funds generated from its operations to Chengdu Time Share. The contractual arrangements among Chengdu Time Share and Sichuan Time Share and its shareholders and subsidiary are described below.

Exclusive technology consulting and service agreement.    Pursuant to an exclusive technology consulting and service agreement, dated November 10, 2006, between Chengdu Time Share and Sichuan Time Share, Chengdu Time Share has the exclusive right to provide technology consulting services to Sichuan Time Share in connection with, among other things, market research and analysis, advertisement design, data services, maintenance of servers and advertisement monitoring. Chengdu Time Share owns the intellectual property rights for any copyright, patents, trade secrets or know-how in connection with the technology consulting services it provides to Sichuan Time Share. Sichuan Time Share pays annual service fees to Chengdu Time Share equal to 30% of Sichuan Time Share’s revenues in each fiscal year. Pursuant to an amendment dated December 15, 2007 to the exclusive technology consulting and service agreement dated November 10, 2006, Sichuan Time Share will pay Chengdu Time Share a fee equal to 17% of Sichuan Time Share’s revenues in 2007 for the use of Chengdu Time Share’s proprietary database. In addition, Sichuan Time Share will pay a fee to Chengdu Time Share for its technology consulting services equal to the total cost incurred by Chengdu Time Share in providing these services plus an additional 14% of these costs in 2007. Commencing in 2008, Sichuan Time Share will pay annual service fees to Chengdu Time Share in a mutually agreed upon amount based on the actual services provided and market rates. Sichuan Time Share and Chengdu Time Share have agreed that the fees for the use of Chengdu Time Share’s proprietary database and fees for technology consulting services to be paid by Sichuan Time Share to Chengdu Time Share for 2008 will be determined using the rates used in 2007 and will be subject to adjustment by the end of 2008. This agreement has a term of five years commencing on the date of the agreement and will terminate upon its expiration unless otherwise agreed upon among the parties, except that

Chengdu Time Share has the right to terminate this agreement at its sole discretion at any time, while Sichuan Time Share may only terminate this agreement due to gross negligence, fraud or similar violations by, or due to the insolvency of, Chengdu Time Share. Under this agreement, both parties must indemnify one another for damages resulting from the other’s breach.

Cooperative operations agreement.    Chengdu Time Share, Sichuan Time Share and the shareholders of Sichuan Time Share entered into a cooperative operations agreement dated November 10, 2006, pursuant to which the shareholders of Sichuan Time Share will designate the candidates nominated by Chengdu Time Share as their representatives on Sichuan Time Share’s board of directors. In return, Chengdu Time Share has the right to appoint Sichuan Time Share’s senior executives. In addition, the shareholders of Sichuan Time Share have committed not to, and will procure Sichuan Time Share not to, engage in any activities that may have a material impact on Sichuan Time Share’s assets, equity or operations. The shareholders of Sichuan Time Share have also agreed to entrust all the rights to exercise their voting power to a person or persons appointed by Chengdu Time Share. This agreement has a term of five years commencing on the date of the agreement. This agreement will terminate upon its expiration unless otherwise agreed upon among the parties, except that Chengdu Time Share has the right to terminate this agreement at its sole discretion at any time.

Domain name and trademark license agreement.    Under a domain name and trademark license agreement dated November 10, 2006, Chengdu Time Share granted Sichuan Time Share a non-exclusive right to use the “TSM Time Share Media” trademark, for which a trademark application with the PRC’s trademark authority is pending, and the registered domain name, www.dytsm.com. Furthermore, Sichuan Time Share may only use the trademark and domain name in connection with its advertising business. The license fee for such trademark and domain name will be negotiated between Chengdu Time Share and Sichuan Time Share on an annual basis. Pursuant to an amendment dated December 15, 2007 to the domain name and trademark license agreement dated November 10, 2006, Sichuan Time Share will pay a license fee to Chengdu Time Share for the use of its trademark and domain name equal to 5% of Sichuan Time Share’s revenues in 2007. Commencing in 2008, Sichuan Time Share will pay annual license fees to Chengdu Time Share in a mutually agreed upon amount based on market rates. Sichuan Time Share will pay annual license fees to Chengdu Time Share in a mutually agreed upon amount based on market rates. Sichuan Time Share and Chengdu Time Share have agreed that the fees for the use of the trademark and domain name to be paid by Sichuan Time Share to Chengdu Time Share for 2008 will be determined using the same rates used in 2007 and will be subject to adjustment by the end of 2008. This agreement has a term of five years commencing on the date of the agreement.

Loan and equity pledge agreement.    Chengdu Time Share provided a ten year interest free loan to the shareholders of Sichuan Time Share pursuant to the loan and equity pledge agreement dated November 10, 2006 and as amended on November 15, 2007, in the aggregate principal amount of RMB350.0 million. To guarantee their obligations under this agreement, the shareholders of Sichuan Time Share pledged all of their equity interests in Sichuan Time Share to Chengdu Time Share, and also agreed not to transfer the pledged equity to a third party or among themselves, dispose of any rights in connection with the pledged equity or take any actions that would encumber Chengdu Time Share’s security interest in the pledged equity.

Pursuant to an equity pledge agreement dated December 19, 2007 among the shareholders of Sichuan Time Share, Chengdu Time Share and Xi’an Time Share, the shareholders of Sichuan Time Share pledged all of their equity interests in Sichuan Time Share to Xi’an Time Share, creating a security interest secondary in priority to the security interest granted to Chengdu Time Share under the loan and equity pledge agreement referenced above. For a detailed description, see “Related Party Transactions — Private Placements — Equity pledge agreement.” This agreement will terminate upon its expiration unless otherwise agreed upon among the parties, except that Chengdu Time Share has the right to terminate this agreement at its sole discretion at any time by providing three days’ advance written notice. Under this agreement, both parties must indemnify one another for damages resulting from the other’s breach.

Call option agreement.    Under the call option agreement, dated November 10, 2006, the shareholders of Sichuan Time Share irrevocably granted Chengdu Time Share or its designated representative an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Sichuan Time Share. Chengdu Time Share or its designated representative has the sole discretion to decide when to exercise the option, whether in part or in full. This agreement will terminate upon the acquisition of Sichuan Time Share by Chengdu Time Share. Under this agreement, both parties must indemnify one another for damages resulting from the other’s breach. We expect to exercise our option to acquire the entire equity interest of Sichuan Time Share by entering into an acquisition agreement with the shareholders of Sichuan Time Share as soon as such an acquisition is permitted under the applicable PRC laws. Subject to the approval of relevant PRC governmental authorities, the acquisition price will be a nominal amount. Upon the acquisition of Sichuan Time Share, we expect that the contractual arrangements between Chengdu Time Share and Sichuan Time Share will be terminated.

Exclusive technology consulting and service agreement.    Pursuant to an exclusive technology consulting and service agreement, dated December 25, 2007, between Chengdu Time Share and Chengdu Dayu Weiye Advertising Co., Ltd., or Chengdu Advertising, Chengdu Time Share has the exclusive right to provide database services and technology consulting services (including among other things, market research and analysis services, advertisement design services, server maintenance services and advertisement monitoring services) to Chengdu Advertising. Chengdu Advertising will pay Chengdu Time Share a fee equal to 17% of Chengdu Advertising’s operating revenues in 2007 for the use of Chengdu Time Share’s proprietary database. In addition, Chengdu Advertising will pay a fee to Chengdu Time Share for its technology consulting services equal to the total cost incurred by Chengdu Time Share in providing these services plus an additional 14% of these costs in 2007. In 2008, Chengdu Time Share and Chengdu Advertising have agreed that the fees for the use of Chengdu Time Share’s proprietary database and fees for technology consulting services to be paid by Sichuan Time Share to Chengdu Time Share for 2008 will be determined using the same rates used in 2007 and will be subject to adjustment by the end of 2008. This agreement has a term of two years commencing on January 1, 2007. This agreement will terminate upon its expiration, except that each party may elect to terminate this agreement if the other party is in material breach but fails to effectively rectify or remedy such breach within 30 days upon the dispatch of a notice by the non-defaulting party. Chengdu Time Share also has the right to terminate this agreement at its sole discretion at any time by providing 30-day advance written notice.

Domain name and trademark license agreement.    Under a domain name and trademark license agreement dated December 25, 2007, Chengdu Time Share granted Chengdu Advertising a non-exclusive right to use the “TSM Time Share Media” trademark, for which a trademark application with the PRC’s trademark authority is pending, and the registered domain name, www.dytsm.com. Furthermore, Chengdu Advertising may only use the trademark and domain name in connection with its advertising business. Chengdu Advertising will pay a license fee to Chengdu Time Share for the use of its trademark and domain name equal to 5% of Chengdu Advertising’s revenues in 2007. Commencing in 2008, Chengdu Time Share and Chengdu Advertising will pay annual license fees to Chengdu Time Share in a mutually agreed upon amount based on market rates. Sichuan Time Share and Chengdu Time Share have agreed that the fees for the use of the trademark and domain name to be paid by Sichuan Time Share to Chengdu Time Share for 2008 will be determined using the same rates used in 2007 and will be subject to adjustment by the end of 2008. This agreement has a term of five years commencing on January 1, 2007.

Certain Other Related Party Transactions

Disposal of interest in Sichuan Time Share

Pursuant to an equity purchase agreement, dated September 9, 2006, Jilun He, our founder, chairman and chief executive officer, purchased from Chengdu Advertising its 68% equity interest in Sichuan Time Share for RMB1,088,000. Pursuant to an equity purchase agreement, dated September 9, 2006, Da’en He, Jilun He’s father, purchased from Chengdu Advertising its 2% equity interest in Sichuan Time Share for RMB32,000.

Disposal of interest in Chengdu Advertising

Jilun He and Xianzhou Zhu, our vice president and one of our shareholders, entered into an equity transfer agreement with Sichuan Time Share dated May 18, 2007, pursuant to which Jilun He transferred his 95% equity interest in Chengdu Advertising to Sichuan Time Share, and Xianzhou Zhu transferred his 5% equity interest in Chengdu Advertising to Sichuan Time Share. Under the terms of the agreement, Sichuan Time Share will pay Jilun He and Xianzhou Zhu RMB200 million within 15 months after the execution of the agreement. We have subsequently agreed with by Jilun He and Xianzhou Zhu to extend the repayment term to October 31, 2008. We plan to satisfy our repayment obligations under this agreement with the cash generated from our operations and cash on our balance sheet. The parties further agree that Chengdu Advertising will distribute any profit generated before April 30, 2007 to Jilun He and Xianzhou Zhu at an appropriate time, notwithstanding the closing of the equity transfer.

Disposal of interest in Shenzhen Chinese Media Operation Management Co., Ltd.

On July 11, 2007, Sichuan Time Share entered into a share subscription agreement with Shenzhen Chinese Media Operation Management Co., Ltd., or Shenzhen Chinese Media, and its shareholders pursuant to which Sichuan Time Share subscribed for a 20% equity interest in Chinese Media for RMB60.0 million. On November 26, 2007, with the consent of Chinese Media’s shareholders, Jilun He entered into an equity purchase agreement with Sichuan Time Share to purchase the 20% equity interest in Chinese Media from Sichuan Time Share for RMB60.0 million.

Transactions with Chongqing Dayu Advertising and Planning Co., Ltd.

We conduct transactions in the ordinary course of our business with Chongqing Dayu Advertising and Planning Co., Ltd., or Chongqing Dayu, an entity in which Jilun He and Xianzhou Zhu own a 95% and 5% equity interest, respectively. We enter into lease agreements with Chongqing Dayu to display our clients’ advertisements on the media owned or operated by Chongqing Dayu. In 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008, the aggregate amount we paid for advertisement production fees and leasing fees for advertising media to Chongqing Dayu was nil, RMB89,000 and RMB1.9 million and RMB1.1 million and RMB533,000, respectively. We also generated revenues of RMB114,000 from sales of advertising services to Chongqing Dayu in 2007.

Transactions with Shengshi Guanghua

We conduct transactions in the ordinary course of business with Chengdu Shengshi Guanghua Advertising Co., Ltd., or Shengshi Guanghua, an entity in which Da’en He, Jilun He’s father, owned a 90% equity interest through May 2007. In May 2007, Da’en He sold out his equity interest in Shengshi Guanghua and each of other two family members of Jilun He owned 5% equity interest since then.

We enter into contracts in the ordinary course of business with Shengshi Guanghua for production, construction and maintenance services with respect to advertising structures and advertising services, and we also lease the billboards owned or operated by Shengshi Guanghua. In 2005, 2006 and 2007, the aggregate amount we paid to Shengshi Guanghua for advertisement production fees, leasing fees for advertising media, advertising structure construction services and advertising services, totaled RMB2.5 million, RMB11.3 million and RMB18.3 million, respectively. We also generated revenues of RMB130,000 from sales of advertising services to Shengshi Guanghua in 2007.

Transactions with Beijing Dayu

We conduct transactions in the ordinary course of business with Beijing Dayu, an entity in which Jilun He, Da’en He who is father of Jilun He and Changwen Zhou, who is our shareholder and director, have a 79%, 16% and 5% equity interest, respectively. We rendered advertising services to Beijing Dayu to display its clients’ advertisements on the advertising media owned or operated by us. We generated revenues of RMB0.3 million and RMB0.7 million from sales of advertising services to Beijing Dayu in 2006 and 2007. In addition, Beijing Dayu has provided us with the use of their office facilities free of charge since 2006.

Transactions with Sichuan Dayu Plan and Design Co., Ltd.

We conducted transactions in the ordinary course of business with Sichuan Dayu Plan and Design Co., Ltd., or Sichuan Dayu, an entity in which Jilun He owned a 90% equity interest until May 2007 when Sichuan Dayu was dissolved. Sichuan Dayu displayed our clients’ advertisements on the media owned or operated by it. In 2005 and 2006, the aggregate amount we paid for advertisement production fees and leasing fees for advertising media to Sichuan Dayu was RMB170,000 and RMB192,000, respectively.

Other transactions with certain shareholders and related parties

From 2005 to 2007, we made interest-free and unsecured loans or advances to several related party companies controlled by Jilun He, including Chengdu Dayu Plan and Design Co., Ltd., or Chengdu Dayu, in which Jilun He owned a 90% equity interest, Beijing Dayu, Chongqing Dayu, Guangzhou Dayu and Shengshi Guanghua. In 2005, 2006 and 2007, the aggregate amount of the loans and advances we made to these related party companies was RMB2.4 million, RMB21.3 million and RMB0.8 million, respectively. These loans and advances were made to meet the temporary liquidity needs of these companies. We imputed interest expenses on the short-term outstanding loans or advances at the prevailing market interest rate of 7.34% to 8.98% per annum and recorded compensation expenses of RMB130,000, RMB1.0 million and RMB1.0 million in 2005, 2006 and 2007, respectively, with a corresponding credit to additional paid-in capital. We do not intend to make loans to our related party companies in the future.

From 2005 to 2007, we made short-term interest-free and unsecured loans to our shareholders, Jilun He and Xianzhou Zhu, which were used to set up other companies by Jilun He and to meet their cash needs. We recorded loans to shareholders for the distribution of liquidation dividends of Sichuan Outdoor to its shareholders, Jilun He and Xianzhou Zhu, prior to its liquidation date in 2006. In 2005, 2006 and 2007, the aggregate amount of loans we made to our shareholders was RMB2.0 million, RMB2.4 million and RMB8.9 million, respectively. We imputed interest expenses on the outstanding loans at the prevailing market interest rate of 7.34% to 8.98% per annum and recorded compensation expenses of RMB66,000, RMB236,000 and RMB26,000 in 2005, 2006 and 2007, respectively, with a corresponding credit to additional paid-in capital. All the outstanding loans granted by us to Jilun He and Xianzhou Zhu have been paid off as of December 31, 2007 and we do not intend to make any loans to our shareholders in the future. See Note 18 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included elsewhere in this prospectus.

Billboard use rights granted by Jilun He

On January 4, 2008, Jilun He granted Chengdu Advertising an irrevocable and perpetual right to use billboards located in Sichuan province, free of charge. All the benefits or profits generated from the use of such billboards will exclusively benefit Chengdu Advertising, and Chengdu Advertising will be responsible for the maintenance of the billboards at its own expense.

Private Placements

Series A preferred shares

In November 2006, we issued 12,020,625 and 479,375 convertible contingently redeemable Series A-1 preferred shares, or Series A-1 preferred shares, par value US$0.0001 each, in a private placement pursuant to a share subscription agreement, dated November 1, 2006, at an aggregate price of US$8 million to Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., which we collectively refer to herein as the Carlyle Funds, respectively. In July 2007, we issued 9,540,179 and 380,456 convertible contingently redeemable Series A-2 preferred shares, or Series A-2 preferred shares, par value US$0.0001 each, in a private placement pursuant to a share subscription agreement, dated November 1, 2006, at an aggregate price of US$12.0 million to Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., respectively.

Each of the Series A-1 preferred shares will automatically convert into one ordinary share immediately prior to the closing of this offering. Under the share subscription agreement, the number of ordinary shares issuable upon conversion of each Series A-2 preferred share is subject to a one-time adjustment based on our 2007 net income. As a result of a one-time adjustment, the price with respect to the conversion of Series A-2 preferred shares into ordinary shares was adjusted from US$1.2096 to US$1.7300 and the Series A-2 preferred shares will automatically convert into 6,936,416 ordinary shares immediately prior to the closing of this offering. Each of the Series A-1 and Series A-2 preferred shareholders was an unrelated third party prior to the issuance and sale of our Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between us and the purchasers, and was approved by our board of directors. For a detailed description of the dividends of Series A preferred shares, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Cumulative Dividend on and Accretion to Series A Preferred Shares.”

Rights agreement

In connection with our Series A private placements in November 2006 and July 2007, we and certain of our shareholders entered into a rights agreement with the Series A preferred shareholders in November 2006. Under this agreement, we have granted the Series A preferred shareholders a series of rights, including information and inspection rights, rights of first refusal, and rights of co-sale and drag-along, so long as the Carlyle Funds hold no less than 50% of the Series A shares for which they subscribed. Subject to the same conditions, Series A shareholders are granted preemptive rights with respect to any of our future issuances of new shares as well as customary registration rights, including demand, piggyback and Form F-3 registration rights. For a detailed description of these rights, see “Description of Share Capital — Registration Rights.” With the exception of the registration rights, the foregoing rights will terminate upon the completion of this offering.

Blue Ridge Investments, LLC Investment

On December 19, 2007, we issued US$20,000,000 aggregate principal amount of 5% secured convertible notes due 2010, or the Blue Ridge notes, and 80 secured warrants with a face value of US$100,000 each, or the Blue Ridge warrants, to Blue Ridge Investments, LLC, or Blue Ridge, an investment vehicle wholly-owned by Bank of America Corporation. Blue Ridge may convert the Blue Ridge notes into our ordinary shares at the ordinary share equivalent of the initial public offering price. On April 21, 2008, Blue Ridge notified us that it will exercise its right to convert US$7,000,000 principal amount of our 5% secured convertible notes due 2010 into our ordinary shares upon the completion of this offering. The Blue Ridge warrants are transferable, subject to certain restrictions. The number of ordinary shares for which Blue Ridge may subscribe upon exercise of the Blue Ridge warrants will depend on the timing of our initial public offering, pursuant to various schedules specified in the terms and conditions of the Blue Ridge warrants. If this offering occurs on or before December 31, 2008, Blue Ridge may exercise the warrants, at anytime in the 42-month period commencing on the 10th trading day after the closing of this offering, for a number of ordinary shares equal to the denominated amount of such warrants divided by the warrant exercise price. If this offering occurs after December 31, 2008 but on or before December 19, 2011, Blue Ridge may exercise the warrants, at anytime in the 42-month period commencing on the 10th trading after the closing of this offering, for a number of ordinary shares equal to 125% of the denominated amount of such warrants divided by the warrant exercise price. If this offering does not occur on or before December 19, 2010, Blue Ridge may exercise the warrants, at anytime between December 19, 2010 and December 19, 2011, for a number of ordinary shares equal to 125% of the denominated amount of such warrants divided by the product of 15 and our net income for the year ended December 2010 divided by the aggregate number of our ordinary shares outstanding as of the date of exercise. The exercise price of the warrants is 70% of the share price for this offering and is subject to certain adjustments. Subject to certain conditions and after the first year following the expiration of the lock-up period imposed on any shares in relation to this offering, we can effect the mandatory exercise of the Blue Ridge warrants by their holders.

Sichuan Time Share must use the net proceeds from Blue Ridge’s investment for (1) strategic equity or asset acquisitions, (2) working capital for the installation and acquisition of advertising space, or (3) general corporate purposes.

To comply with the relevant currency restrictions in the PRC, the proceeds will first be paid to our subsidiary, Xi’an Time Share, as registered capital, and will be subsequently transferred to Jilun He, our founder, chairman and chief executive officer. Jilun He will then lend the proceeds to Sichuan Time Share. In connection with the issuance of these notes and warrants, Insighting Holdings Limited has agreed to pledge 15% of our issued share capital as security. The security interest will be discharged upon the completion of this offering. In addition, in connection with these fund transfers among various PRC entities, the relevant parties have entered into two loan agreements, an assignment of rights agreement and two equity pledge agreements.

Loan and assignment of rights agreement

Pursuant to a loan agreement dated December 19, 2007, or the Xi’an Loan Agreement, Xi’an Time Share granted an interest-free RMB loan facility to Jilun He in an aggregate principal amount equivalent to US$20 million. Jilun He and Sichuan Time Share entered into a loan agreement, or the Sichuan Shareholder Loan Agreement, on December 19, 2007 pursuant to which Jilun He granted an interest-free RMB loan facility to Sichuan Time Share in the aggregate principal amount of equivalent US$20 million. Pursuant to an assignment of rights agreement entered into on December 18, 2007 among Jilun He, Sichuan Time Share and Xi’an Time Share, Jilun He irrevocably assigned his right as the lender under the Sichuan Shareholder Loan Agreement to Xi’an Time Share.

Equity pledge agreement

To guarantee the obligations under the Xi’an Loan Agreement, Sichuan Time Share and Xi’an Time Share entered into an equity pledge agreement dated December 18, 2007. Under this agreement, Sichuan Time Share pledged a 98% equity interest in Hubei Time Share Advertising & Communication Co., Ltd., a 100% equity interest in Chengdu Advertising, a 98% equity interest in Beijing Time Share Advertising & Communication Co., Ltd. and a 98% equity interest in Xi’an Time Share Advertising & Communication Co., Ltd. to Xi’an Time Share. Without the prior written consent of Xi’an Time Share, Sichuan Time Share may not transfer the pledged equity, dispose of any rights in connection with the pledged equity, or impose any further pledge obligations or encumbrances on the pledged equity. Sichuan Time Share may not take any actions that would affect Xi’an Time Share’s security interest in the pledged equity.

Jilun He and Da’en He, the two shareholders of Sichuan Time Share, Xi’an Time Share and Chengdu Time Share, entered into an equity pledge agreement, dated December 19, 2007, to secure the obligations under the Xi’an Loan Agreement. Under this agreement, Jilun He and Da’en He pledged all of their equity interests in Sichuan Time Share to Xi’an Time Share as a second priority equity pledge, secondary to the equity pledge right in Chengdu Time Share under the contractual arrangement between Chengdu Time Share and Sichuan Time Share. For a detailed description of the first priority equity pledge, see “— Contractual Arrangements among Chengdu Time Share, Sichuan Time Share and Its Shareholders — Loan and equity pledge agreement.” Without the prior written consent of Xi’an Time Share and Chengdu Time Share, Jilun He and Da’en He will neither transfer the pledged equity nor dispose of any rights in connection with the pledged equity. Furthermore, Jilun He and Da’en He may neither impose any further pledge obligations or encumbrance on the pledged equity other than the existing first priority equity pledge right of Chengdu Time Share in Sichuan Time Share’s equity interests, without the prior written consent of Xi’an Time Share, nor take any actions that would affect Xi’an Time Share’s security interest in the pledged equity.

Rights agreement

In connection with the investments by Blue Ridge in December 2007, we and certain of our shareholders entered into a rights agreement with Blue Ridge dated December 19, 2007. Under this agreement, we granted the holders of the Blue Ridge notes and the Blue Ridge warrants certain registration rights, including demand registration rights, piggyback registration rights and Form F-3 registration rights, so long as Blue Ridge holds no less than 20% of the ordinary shares that it will subscribe for upon the conversion of the Blue Ridge notes and the Blue Ridge warrants. The registration rights will terminate five years after the date this offering is completed. For a detailed description of these rights, see “Description of Share Capital — Registration Rights.”

PRINCIPAL SHAREHOLDERS

The following table sets for the information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers who beneficially own our ordinary shares;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons whom we know to beneficially own more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The calculations in the shareholder table below assume that there are              ordinary shares outstanding as of the date of this prospectus, and              ordinary shares outstanding immediately after this offering as adjusted to reflect the sale of the ADSs in this offering. The calculation also assumes the conversion of 22,420,635 of our Series A preferred shares into 19,436,416 ordinary shares, which will occur immediately prior to the closing of this offering.

On December 19, 2007, we issued US$20,000,000 aggregate principal amount of 5% secured convertible notes due 2010, or the Blue Ridge notes, and 80 secured warrants with a face value of US$100,000 each, or the Blue Ridge warrants, to Blue Ridge Investments, LLC, or Blue Ridge, an investment vehicle wholly-owned by Bank of America Corporation. On April 21, 2008, Blue Ridge notified us that it will exercise its right to convert US$7,000,000 principal amount of the Blue Ridge notes into our ordinary shares upon the completion of this offering. The calculations in the shareholder table below are based on the assumption that the initial public offering price is US$             per ADS, the midpoint of the estimated range of the initial public offering price set forth on the cover of this prospectus. As further described in “Related Party Transactions — Blue Ridge Investments, LLC Investment,” the number of ordinary shares that will be issued upon conversion of the US$7,000,000 principal amount of the Blue Ridge notes and the number of ordinary shares that may be issued upon the exercise of the Blue Ridge warrants will be based in part on the initial public offering price (as adjusted for the ordinary share to ADS ratio).

The calculations in the shareholder table below assume the conversion of US$7,000,000 principal amount of our 5% secured convertible notes due 2010 into              ordinary shares upon the completion of this offering at a conversion ratio of             . The following table shows the conversion ratio of US$7,000,000 principal amount of our 5% secured convertible notes due 2010 into ordinary shares upon the completion of this offering, and the total number of ordinary shares that will be outstanding immediately after this offering based on various potential initial public offering prices, including the prices within the price range set forth on the cover of this prospectus:

Public Offering Price Per ADS		Conversion Ratio of US$7,000,000 Principal Amount of Our 5% Secured Convertible Notes Due 2010	Aggregate Number of Ordinary Shares
US$		1 to
1 to
	(1)	1 to
1 to
1 to

(1)	Midpoint of the estimated public offering price range set forth on the cover of this prospectus.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Specifically, the number of ordinary shares for which Blue Ridge may subscribe upon exercise of the Blue Ridge warrants will depend on the timing of our initial public offering, pursuant to various schedules specified in the terms and conditions of the Blue Ridge warrants. If this offering occurs on or before December 31, 2008, Blue Ridge may exercise the warrants, at anytime in the 42-month period commencing on the 10th trading date of this offering, for a number of ordinary shares equal to the denominated amount of such warrants divided by the warrant exercise price. The calculation assumes the exercise of the Blue Ridge warrants into              ordinary shares, assuming the warrant exercise price is US$            , which is equal to 70% of US$            , the midpoint of the estimated public offering price range set forth on the cover of this prospectus.

The table below does not reflect the exercise of the underwriters’ over-allotment option to purchase up to an additional              ADSs from us.

The address for those individuals for which an address is not otherwise indicated is: c/o Chuanban Dayu Building, No. 312 Long Zhua Shu, Xiao Hong Men, Chaoyang District, Beijing 100078, PRC.

	Ordinary shares beneficially owned prior to this offering	Percent owned before this offering	Ordinary shares beneficially owned after this offering	Percent owned after this offering
Directors and Executive Officers
Jilun He(1)		45,250,000%		45,250,000%
Hong Zhong(2)		1,250,000%		1,250,000%
Changwen Zhou(3)		2,000,000%		2,000,000%
Jiaju Zeng(4)		500,000%		500,000%
Yunfeng Fang(5)		500,000%		500,000%
Xianzhou Zhu(6)		500,000%		500,000%
Yifan Li	*	*	*	*
Yi Zhou	*	*	*	*
Yunwei Huang	*	*	*	*
Yafei Wang	*	*	*	*
All executive officers and directors as a group		50,000,000%		50,000,000%

Principal Shareholders
Carlyle Asia Growth Partners III, L.P.(7)		18,691,030%		18,691,030%
Insighting Holdings Limited(8)		37,757,936%		37,757,936%
Lucky Zone Limited(9)		7,242,064%		7,242,064%
Knowrience Holdings Limited(10)		5,000,000%		5,000,000%
Blue Ridge Investments, LLC(11)		%		%

*	Less than 1% of our outstanding ordinary shares.

(1)

Includes 37,757,936 ordinary shares held by Insighting Holdings Limited, a British Virgin Islands company wholly owned by Jilun He, 7,242,064 ordinary shares held by Lucky Zone Limited , a British Virgin Islands company wholly owned by Jilun He and 5,000,000 ordinary shares held by Knowrience Holdings Limited, a British Virgin Islands company in which Jilun He holds a 5.0% equity interest.

(2)	Includes 1,250,000 ordinary shares held by Knowrience Holdings Limited, a British Virgin Islands company in which Mr. Zhong holds a 25.0% equity interest.

(3)	Includes 2,000,000 ordinary shares held by Knowrience Holdings Limited, a British Virgin Islands company in which Mr. Zhou holds a 40.0% equity interest.

(4)	Includes 500,000 ordinary shares held by Knowrience Holdings Limited, a British Virgin Islands company in which Mr. Zeng holds a 10.0% equity interest.

(5)	Includes 500,000 ordinary shares held by Knowrience Holdings Limited, a British Virgin Islands company in which Mr. Fang holds a 10.0% equity interest.

(6)	Includes 500,000 ordinary shares held by Knowrience Holdings Limited, a British Virgin Islands company in which Mr. Zhu holds a 10.0% equity interest.

(7)	Includes 18,691,030 ordinary shares issuable upon conversion of 21,560,804 Series A preferred shares immediately prior to the completion of this offering.

(8)

Insighting Holdings Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Jilun He, through Double Win Holdings Limited. The registered address of Insighting Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(9)

Lucky Zone Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Jilun He, through Double Win Holdings Limited. The registered address of Lucky Zone Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(10)

Knowrience Holdings Limited, a company incorporated in the British Virgin Islands, is owned and controlled by Jilun He, Yunfeng He, Jiaju Zeng, Hong Zhong, Xianzhou Zhu and Changwen Zhou. The registered address of Knowrience Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(11)

Assuming an initial public offering price of US$            , the midpoint of the estimated range, includes: (1)              ordinary shares issuable upon the conversion of US$7,000,000 principal amount of our 5% secured convertible notes due 2010 into              ordinary shares upon the completion of this offering; and (2)              ordinary shares upon the exercise of the Blue Ridge warrants. The number of ordinary shares for which Blue Ridge may subscribe upon exercise of the Blue Ridge warrants will depend on the timing of our initial public offering, pursuant to various schedules specified in the terms and conditions of the Blue Ridge warrants. If this offering occurs on or before December 31, 2008, Blue Ridge may exercise the warrants, at anytime in the 42-month period commencing on the 10th trading date of this offering, for a number of ordinary shares equal to the denominated amount of such warrants divided by the warrant exercise price. The calculation assumes the exercise of the Blue Ridge warrants into              ordinary shares, assuming the warrant exercise price is equal to 70% of the midpoint of the estimated public offering price range set forth on the cover of this prospectus.

Immediately prior to the closing of this offering and under the terms of our Series A preferred shares, all of the outstanding Series A preferred shares will automatically convert into ordinary shares.

Each principal shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.

As of the date of this prospectus, none of our outstanding ordinary shares or Series A preferred shares is held by record holders in the United States. Our 5% secured convertible notes due 2010 and our secured warrants are held by Blue Ridge Investments, LLC, a Delaware limited liability company. Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P., holders of our Series A preferred shares, have represented to us that they are affiliated with an SEC registered broker-dealer. Based on their representations, we believe that the time of the purchase of our Series A preferred shares, each of these holders purchased our Series A preferred shares in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute shares. None of our shareholders is in the business of underwriting securities.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended), and common law of the Cayman Islands. Our company registration number in the Cayman Islands is 175145. The objects for which our company was established are unrestricted subject to the provisions of our memorandum and articles of association.

As of the date hereof, our authorized share capital consists of 123,000,000 shares, comprised of (i) 100,000,000 ordinary shares with a par value of US$0.0001 each; and (ii) 23,000,000 Series A preferred shares authorized, with a par value of US$0.0001 each. Of these Series A preferred shares, 13,000,000 are Series A-1 preferred shares and 10,000,000 are Series A-2 preferred shares. As of the date hereof, there are 50,000,000 ordinary shares, 12,500,000 Series A-1 preferred shares and 9,920,635 Series A-2 preferred shares issued and outstanding. All of our Series A-1 and Series A-2 preferred shares will automatically convert into 12,500,000 and 6,936,416 of our ordinary shares, respectively, immediately prior to the closing of this offering.

Upon the completion of the offering, our authorized share capital will consist of              ordinary shares with a par value of US$0.0001 per ordinary share.

Upon the completion of this offering, we will adopt a second amended and restated memorandum and articles of association. The following description of our share capital summarizes the material terms of our ordinary shares and preferred shares as though our second amended and restated memorandum and articles of association are presently in effect. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares.”

Ordinary Shares

General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Voting rights.    All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. A shareholder may participate at a shareholders’ meeting in person or by proxy. Our greater than 5% shareholders do not have voting rights that differ from the voting rights of other shareholders. Voting at any meeting of shareholders is first by show of hands and, if demanded, pursuant to the second amended and restated memorandum and articles of association, or, if required by the rules of the designated stock exchange, by a poll.

A quorum required for a meeting of shareholders consists of at least two persons entitled to vote and present in person, by proxy or by a duly authorized representative (in the case of a shareholder being a corporation), representing not less than one-third in nominal value of our issued voting share capital. Shareholders’ meetings are held annually and may otherwise be convened by a majority of the board of directors or by the chairman of the board. Advanced notice of at least 10 days is required for the convening of annual general meetings of shareholders and any other general meeting of shareholders. Subject to applicable law, shorter advanced notice may be given if it is so agreed, in the case of an annual general meeting, by all the shareholders entitled to attend and vote, and in the case of any other meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting representing not less than 95% in nominal value of the issued shares giving that right.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in person, by proxy (where proxies are allowed) or, by a duly authorized representative (in the case of a shareholder being a corporation) at a general meeting of our shareholders. A special resolution, on the other hand, requires the affirmative vote of not less than two-thirds of the votes cast in person or by proxy (where proxies are allowed) or, by a duly authorized representative (in the case of a shareholder being a corporation) at a general meeting of our shareholders. A special resolution is required for matters such as, among other things, changing our name or amending our memorandum and articles of association.

Dividends.    The holders of our ordinary shares are entitled to receive such dividends as may be declared by us in general meeting or by our board of directors subject to the Companies Law and provided that no dividend shall be declared in excess of the amount recommended by the board of directors. Dividends may be paid out of profits, realized or unrealized, or a reserve set aside from the same. Upon an ordinary resolution, dividends may also be paid out of share premium, a concept analogous to paid in surplus in the United States, or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Liquidation.    Upon a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of our ordinary shares will be distributed among the holders of our ordinary shares in proportion to the amount paid up on the shares held by them, respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

Calls on ordinary shares and forfeiture of shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares. If a shareholder’s shares have been called and remain unpaid, the board of directors may send this shareholder a notice of liability to forfeiture. If the called shares still remain unpaid as of the time specified in this notice, the shares are subject to forfeiture.

Inspection of books and records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our second amended and restated articles of association allow our shareholders and the public to inspect our register of members and we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Preferred Shares

Immediately prior to the closing of this offering, each of the Series A-1 preferred shares will convert into one ordinary share and, as a result of a one-time adjustment of the conversion price of Series A-2 preferred shares, 9,920,635 Series A-2 preferred shares will convert into 6,936,416 ordinary shares.

Pursuant to the post-offering memorandum and articles of association, our board of directors has the authority, without further action by the shareholders, to issue preferred shares in one or more series and determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, redemption rights and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Subject to the directors’ duty of acting for a proper purpose, preferred shares can be issued quickly with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares. No such preferred shares have been issued, and we have no present plans to issue any such preferred shares.

History of Securities Issuances

Set forth below is a summary of our issuances of securities:

Ordinary shares.    In October 2006, we issued 44,999,999 ordinary shares and 5,000,000 ordinary shares to Insighting Holdings Limited and Knowrience Holdings Limited, respectively, at a purchase price of US$0.0001 per share. We also issued one ordinary share to Offshore Incorporations (Cayman) Limited at the price of

US$0.0001, which was then immediately transferred at the same price to Insighting Holdings Limited, giving Insighting Holdings Limited a total of 45,000,000 ordinary shares.

In August 2007, Insighting Holdings Limited transferred 7,242,064 shares to Lucky Zone Limited, at a purchase price of US$0.0001 per share.

Series A-1 preferred shares.    In November 2006, we issued an aggregate of 12,500,000 convertible contingently redeemable Series A-1 preferred shares, or Series A-1 preferred shares, par value US$0.0001 each, in a private placement pursuant to a share subscription agreement dated as of November 1, 2006 at an aggregate price of US$8.0 million to Carlyle Asia Growth Partners III, L.P., or Carlyle, which purchased 12,020,625 shares for consideration of US$7,693,200, and CAGP III Co-Investment, L.P., or CAGP, which purchased 479,375 shares for consideration of US$306,800.

Series A-2 preferred shares.    In July 2007, we issued an aggregate of 9,920,635 convertible contingently redeemable Series A-2 preferred shares, or Series A-2 preferred shares, par value US$0.0001 each, in a private placement pursuant to a share subscription agreement dated November 1, 2006 at an aggregate price of US$12.0 million to Carlyle, which purchased 9,540,179 shares for consideration of US$11,539,800, and CAGP, which purchased 380,456 shares for consideration of US$460,200.

Each of the Series A-1 preferred shares will automatically convert into one ordinary share immediately prior to the closing of this offering. According to the share subscription agreement, the number of ordinary shares issuable upon conversion of each Series A-2 preferred share is subject to a one-time adjustment based on our 2007 net income. As a result of a one-time adjustment, the price with respect to the conversion of Series A-2 preferred shares into ordinary shares was adjusted from US$1.2096 to US$1.7300 and the Series A-2 preferred shares will automatically convert into 6,936,416 ordinary shares immediately prior to the closing of this offering. Each of the Series A-1 and Series A-2 preferred shareholders was an unrelated third party prior to the issuance and sale of our Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between us and the purchasers and was approved by our board of directors. For a detailed description of the dividends of Series A preferred shares, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Cumulative Dividend on and Accretion to Series A Preferred Shares.” The purpose of the issuance of our Series A preferred shares was to make direct and indirect investments, acquire out-of-home media resources, improve our information management systems, increase our working capital and for other general business activities as well.

Convertible notes and warrants.    On December 19, 2007, we issued US$20,000,000 aggregate principal amount of 5% secured convertible notes due 2010 and 80 secured warrants with a face value of US$100,000 each to Blue Ridge Investments, LLC, or Blue Ridge, an investment vehicle wholly-owned by Bank of America Corporation. The Blue Ridge warrants are transferable, subject to certain restrictions. The noteholders may convert the notes into our ordinary shares upon the completion of this offering at the ordinary share equivalent of the initial public offering price of our ADSs. On April 21, 2008, Blue Ridge notified us that it will exercise its right to convert US$7,000,000 principal amount of our 5% secured convertible notes due 2010 into our ordinary shares upon the completion of this offering. The number of ordinary shares for which warrantholders may subscribe depends on the timing of our initial public offering, according to various schedules specified in the terms and conditions of the warrants. If this offering occurs on or before December 31, 2008, Blue Ridge may exercise the warrants, at anytime in the 42-month period commencing on the 10th trading day after the closing of this offering, for a number of ordinary shares equal to the denominated amount of such warrants divided by the warrant exercise price. If this offering occurs after December 31, 2008 but on or before December 19, 2011, Blue Ridge may exercise the warrants, at anytime in the 42-month period commencing on the 10th trading after the closing of this offering, for a number of ordinary shares equal to 125% of the denominated amount of such warrants divided by the warrant exercise price. If this offering does not occur on or before December 19, 2010, Blue Ridge may exercise the warrants, at anytime between December 19, 2010 and December 19, 2011, for a number of ordinary shares equal to 125% of the denominated amount of such warrants divided by the product of 15 and our net income for the year ended December 2010 divided by the aggregate number of our ordinary shares outstanding as of the date of exercise. The exercise price of the warrants is 70% of the share price of this offering and is subject to certain adjustments. Subject to certain conditions and after the first year following the expiration of the lock-up period imposed on any shares in relation to this offering, we can effect the mandatory exercise of the Blue Ridge warrants by their holders.

Sichuan Time Share Advertising & Communication Co., Ltd., or Sichuan Time Share, must use the net proceeds from Blue Ridge’s Investment for (1) strategic equity or asset acquisitions, (2) working capital for the installation and acquisition of advertising space, or (3) general corporate purposes. To comply with the relevant currency restrictions in the PRC, the proceeds will first be paid to our subsidiary, Xi’an Time Share Technology Information Co., Ltd., or Xi’an Time Share, as registered capital, and will be subsequently transferred to Jilun He, our founder, chairman and chief executive officer. Jilun He will then lend the proceeds to Sichuan Time Share. See “Related Party Transactions — Private Placements — Blue Ridge Investments, LLC Investment.”

Registration Rights

Pursuant to our current shareholder rights agreement entered into in November 2006, we have granted certain rights to holders of our Series A registrable securities, which include our preferred shares and ordinary shares converted from our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand registration rights.    At any time commencing six months after the closing of this offering, holders of at least 50% of Series A registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to proceed with a demand registration if we have already effected two demand registrations within the previous 12 months. Furthermore, we have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us.

Form F-3 registration rights.    Holders of a majority of all Series A registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. If our board of directors determines in good faith that the filing of such a registration statement would be materially detrimental to the Company, we may defer filing for up to 120 days, provided that within the past 12 months we have not already exercised this right. In addition, we are not obligated to file a registration statement on Form F-3 if we have already effected two registrations under the 1933 Securities Act within the previous 12 months.

Piggyback registration rights.    If we propose to file a registration statement for a public offering of our securities, we must offer holders of Series A registrable securities an opportunity to include in this registration all or any part of their Series A registrable securities. Filings relating to an employee benefit plan, corporate reorganization, exchange offer, offering of securities solely to the Company’s existing shareholders, or pursuant to a demand registration or a requested Form F-3 registration as described above, are excluded from this requirement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the applicable registration statement, if they determine in good faith that this is required by marketing factors, provided that:

•	the number of Series A registrable securities included is not reduced below 25% of the total number of Series A registrable securities requested to be included in the registration; and

•	all shares that are not Series A registrable securities are first excluded in entirety from the registration.

Expenses of registration.    We will pay all expenses relating to any demand, Form F-3, or piggyback registration as described above, other than underwriting discounts, selling commissions and share transfer taxes.

Pursuant to a rights agreement dated December 19, 2007, we granted certain rights to holders of ordinary shares issued or issuable in connection with the Blue Ridge notes and the Blue Ridge warrants, or Blue Ridge registrable securities. Set forth below is a description of the rights granted under the agreement.

Demand registration rights.    At any time commencing six months after the closing of this offering, holders of at least 20% of Blue Ridge registrable securities then outstanding have the right to demand that we file a registration statement covering the registration of their securities. However, we have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, although we may not utilize this right more than once in any 12-month period and we shall not register any other of our shares during such 12-month period.

Form F-3 registration rights.    Holders of a majority of all Blue Ridge registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. If our board of directors determines in good faith that the filing of such a registration statement would be materially detrimental to us, we may defer filing for up to 120 days, provided that within the past 12 months we have not already exercised this right. In addition, we are not obligated to file a registration statement on Form F-3 if we have already effected two registrations under the Securities Act within the previous 12 months.

Piggyback registration rights.    If we propose to file a registration statement for a public offering of our securities, we must offer holders of Blue Ridge registrable securities an opportunity to include in this registration all or any part of their Blue Ridge registrable securities. Filings relating to an employee benefit plan, corporate reorganization, exchange offer, offering of securities solely to the Company’s existing shareholders, or pursuant to a demand registration or a requested Form F-3 registration as described above, are excluded from this requirement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the applicable registration statement, if they determine in good faith that this is required by marketing factors, provided that:

•	the number of Blue Ridge registrable securities included is not reduced below 25% of the total number of Blue Ridge registrable securities requested to be included in the registration; and

•	all shares that are not Blue Ridge registrable securities are first excluded in entirety from the registration.

Expenses of registration.    We will pay all expenses relating to any demand, Form F-3, or piggyback registration as described above, other than underwriting discounts, selling commissions and share transfer taxes.

Differences in Corporate Law

Cayman Islands corporate law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to our company and the laws applicable to companies incorporated in the state of Delaware.

Mergers and similar arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under the Delaware General Corporate Law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made. Such shareholders or creditors must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the Company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a business person would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined volume of the shares.

Shareholders’ suits.    A shareholder of a Delaware corporation has the right to bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question. We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought under Cayman Islands law in the past, but were unsuccessful for technical reasons. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote that has not been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our post-offering memorandum and articles of association, we may indemnify our directors, secretary and other officers and every auditor for the time being against all actions, costs, charges, losses, damages and expenses where any of them may incur or sustain by reason of any act done, concurred in or omitted in or about execution of their duty, or supposed duty, unless the above were incurred through such person’s fraud and dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Directors’ fiduciary duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Shareholder proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Our second amended and restated memorandum and articles of association does not allow shareholders to put proposals before meetings of shareholders.

Cumulative voting.    While there is nothing under the laws of the Cayman Islands that specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, cumulative voting is not a concept that is accepted as common practice in the Cayman Islands, and we have made no provisions in our second amended memorandum and articles of association to allow cumulative voting for such elections. Under the Delaware General Corporation Law, cumulative voting is permitted only if it is expressly authorized in the certificate of incorporation of a particular company.

Removal of directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated memorandum and articles of association, directors can be removed, but only by a simple majority of those votes cast at a general meeting, or by the unanimous written resolution of all shareholders.

Transactions with interested shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our second amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of a majority of not less than two-thirds of our shares voting at a meeting.

Variation of rights of shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of a majority of not less than two-thirds the shares of such class voting at a meeting.

Amendment to governing documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with the vote of holders of a majority of not less than two-thirds of our shares voting at a meeting.

Rights of non-resident or foreign shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in              ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of our company and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov. The information contained in that website is not a part of this prospectus.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted, it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•

for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

In addition, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

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such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amount of reimbursement available to us is not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. In addition, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of ,or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADR by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to

ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (i) any share transfer or other tax or other governmental charge, (ii) any share transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing shares and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares may be suspended, generally or in particular instances, when the ADR register or any register for shares is closed or when any such action is deemed advisable by us or the depositary; provided that we may only take action in accordance with this sentence , acting in good faith, because and to the limited extent of any requirement of law, any government or governmental body or commission or any securities exchange upon which the ADSs or shares are listed or under any provision of, or governing, the shares, or because of a meeting of shareholders; provided further that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of shares.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in the Cayman Islands in connection with or arising out of book-entry settlement of deposited securities or otherwise.

In addition, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. The depositary has agreed to forward, at our request and expense, any written requests for beneficial ownership information to the registered holders of ADRs and, at our expense, to promptly forward to us any responses received in response to such requests. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary or when requested by us.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

Under certain circumstances, the depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary in its capacity as such,

•	holds such shares for the account of the depositary in its capacity as such and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have an aggregate of                      ordinary shares outstanding (based upon shares outstanding as of the date hereof, assuming no exercise of the underwriters’ over-allotment option). Of these shares, the ordinary shares underlying the ADSs sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. As a result,                      ordinary shares outstanding immediately after this offering, representing     % of the total outstanding shares immediately after the offering, held by existing shareholders who are not our “affiliates” may be freely tradeable without restriction under the Securities Act, 181 days after the date of this prospectus. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and although we have applied to list the ADSs on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by our ADSs.

Lock-Up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, directly or indirectly, or hedge, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the representatives of the underwriters:

•	any of our ordinary shares, in the form of ADSs or otherwise; or

•

any securities that are substantially similar to the ordinary shares or the ADSs referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, in the form of ADSs or otherwise, as referred to above.

Furthermore, each of our directors, executive officers, shareholders and warrant holder, has also entered into a similar 180-day lock-up agreement, subject to certain exceptions, with respect to our ordinary shares, in the form of ADSs or otherwise, securities that are substantially similar to our ordinary shares or ADSs, and securities convertible into or exercisable or exchangeable for or substantially similar to such shares or depositary shares. These parties collectively own 69.0% of our outstanding ordinary shares without giving effect to this offering.

The restrictions described in the preceding three paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (1) the ADSs and our ordinary shares representing such ADSs being offered in this offering, and (2) up to              ADSs and our ordinary shares representing such ADSs that may be purchased by the underwriters if they exercise their over-allotment option to purchase additional ADSs in full.

After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, will be freely eligible for sale in the public market as described below.

Rule 144

Rule 144(b)(1) — Non-Affiliates

As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who (i) is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale made under Rule 144, and (ii) has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirement of Rule 144. In addition, if such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 144(b)(2) — Affiliates

As a general matter under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least six months prior to the proposed sale is entitled to sell the shares without registration under the Securities Act. Subject to certain restrictions, persons who are our affiliates (which may include persons beneficially owning 10% or more of our outstanding shares) or who sell shares on behalf of our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately              shares immediately after this offering, or              if the underwriters exercise their option to purchase additional ADSs in full; or

•

the average weekly trading volume of our ordinary shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with the Securities and Exchange Commission.

Such shares are also subject to certain manner of sale and notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Share Options

Shortly after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all ordinary shares issuable under our Share Incentive Plan.

This Form S-8 registration statement is expected to become effective immediately upon filing, and ordinary shares covered by that registration statement will then be eligible for sale in the public markets, subject to:

•	the Rule 144 limitations applicable to affiliates;

•	the expiration of the lock-up period; and

•	vesting restrictions imposed by us.

As of June 30, 2008, there were outstanding options to purchase 3,690,430 ordinary shares.

Registration Rights

After the completion of this offering, certain holders of our ordinary shares will be entitled to have their shares registered by us for resale. For a discussion of these rights, see “Description of Share Capital — Registration Rights.”

TAXATION

The following sets forth the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it is the opinion of King & Wood, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Davis Polk & Wardwell, our U.S. counsel, as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the ADSs.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Income Tax Law, and the related implementing rules, effective prior to January 1, 2008, foreign invested enterprises established in the PRC were generally subject to an enterprise income tax, or EIT, at a rate of 33.0% (consisting of 30.0% state enterprise income tax and 3.0% local enterprise income tax). The FIE Income Tax Law and the related implementing rules provided certain preferential tax treatments to certain foreign invested enterprises. PRC domestic companies are governed by the Enterprise Income Tax Provisional Regulations of the PRC and were generally subject to an EIT rate of 33.0% prior to January 1, 2008, although those enterprises that qualify as “high and new technology enterprises” and are registered and operate in “national high technology development zones” were entitled to a preferential EIT rate of 15.0%.

Chengdu Time Share Technology Information Co., Ltd., or Chengdu Time Share, our wholly-owned PRC subsidiary, which is registered and operates in the Chengdu High and New Technology Industry Zone, qualified as a “high and new technology enterprise” under the FIE Income Tax Law and as a result had been entitled to a preferential EIT rate of 15%. In addition, under the FIE Income Tax Law, and the Notice on the Preferential Policies for Enterprise Income Tax on Technology Innovation Enterprises issued by the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on September 8, 2006, both effective prior to January 1, 2008, Chengdu Time Share was exempt from EIT for its first two profitable years since its registration, which were expected to be 2007 and 2008. Furthermore, Chengdu Time Share was subject to the 3% local enterprise income tax rate in 2006 and 2007.

On March 16, 2007, the PRC Enterprise Income Tax Law, or the New EIT Law, was enacted, and became effective on January 1, 2008 when the FIE Income Tax Law and the Enterprise Income Tax Provisional Regulations of the PRC expired. On December 6, 2007, the State Council of the PRC issued the Enterprise Income Tax Law Implementing Regulations, or the Implementing Regulations, which also became effective on January 1, 2008. The New EIT Law adopts a uniform tax rate of 25% for all enterprises and for state enterprise income tax and local enterprise income tax and revokes the preferential treatment enjoyed by foreign-invested enterprises. However, any enterprises established before the promulgation of the New EIT Law that are entitled to preferential tax treatment for a fixed period will continue to be entitled to such preferential tax treatment until the expiration of such period. If the fixed period has not commenced because of tax losses, it shall be deemed to commence in 2008.

For the purpose of implementing the New EIT Law and the Implementing Regulations, the State Council of the PRC issued the Notice on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law, or the Notice on Preferential Policies, on December 26, 2007. Under the New EIT Law and the Notice on Preferential Policies, Chengdu Time Share will continue to be entitled to the two-year exemption preferential treatment for 2007 and 2008 as it was established in October 2006 before the promulgation of the New EIT Law. Upon the expiration of the two-year exemption preferential treatment, Chengdu Time Share’s income tax rate will be 25% beginning on January 1, 2009. In light of the New EIT Law’s adoption of a unified EIT rate of 25%, Chengdu Time Share will not be subject to the 3% local enterprise income tax rate beginning in 2008. Under the New EIT Law, any enterprise qualified as a “high and new technology enterprise” in accordance with the criteria newly set out in its related rules and regulations will be entitled to a preferential EIT rate of 15%. Chengdu Time Share will try to qualify itself as a “high and new technology enterprise” to enjoy the 15% preferential tax rate, but we cannot assure you that we will be able to obtain such a qualification. As Xi’an Time Share was established on November 7, 2007, Xi’an Time Share’s income tax rate will be 25% beginning on January 1, 2008.

Under the New EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income. Substantially all of our management is currently located in the PRC, and we may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on our global income.

Moreover, under the New EIT Law and the Implementing Regulations, an income tax rate of 10% will be applicable to dividends payable to non-PRC investors that are “non-resident enterprises” to the extent such dividends were derived from sources within the PRC. See “Risk Factors — Risks Related to Regulation of Our Business and Our Structure — Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”

United States Federal Taxation

The following is a general description of the material U.S. federal tax consequences of purchasing, owning and disposing of ADSs by the U.S. Holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the securities.

The discussion applies only to investors in ADSs that hold the ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to persons subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holding;

•	persons holding ADSs as part of a hedge or any similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding ADSs that own or are deemed to own 10% or more of our voting stock; or

•	persons who hold the ADSs in connection with a trade or business outside the United States.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the ADS depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Persons considering the purchase of ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.

In general, for U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the shares underlying the ADS. Accordingly, no gain or loss will be recognized if a U.S. Holder of an ADS exchanges the ADS for the underlying shares represented by the ADS.

The U.S. Treasury has expressed concerns that parties to whom depository receipts are pre-released or intermediaries in the chain of ownership between the holder of depository receipts and the issuer of the security underlying the depository receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of depository receipts. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Taxation of dividends

Subject to the discussion under “— Passive foreign investment company considerations” below, the gross amount of any distributions paid with respect to ADSs, other than certain pro rata distributions of shares to all shareholders, generally will constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). U.S. Holders will not be entitled to claim a dividends-received deduction with respect to distributions paid by us. The dividend will be includable in income by U.S. Holders when the Depositary receives the dividend.

Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 may be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. Legislation introduced in 2007 would, if enacted in its current form, deny such “qualified dividend income” treatment for dividends on the ADSs. It is uncertain whether or when such legislation will be enacted. In addition, if we are treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate would not apply.

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs. See “— PRC Taxation” above. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

Taxation of capital gains

Subject to the discussion under “— Passive foreign investment company considerations” below upon sale or other disposition of ADSs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s U.S. dollar tax basis in the ADSs sold or disposed of and the U.S. dollar amount realized on the sale or other disposition. Such gain or loss will be long-term capital gain or loss, if the U.S. Holder has held the ADSs for more than one year, and will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive foreign investment company considerations

Based on the expected initial public offering price of our ADSs, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year. However, since it is not clear how the contractual arrangements between us and our consolidated variable interest entity will be treated for purposes of the PFIC rules, and our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year, there is no guarantee that we will not be a PFIC for our current taxable year or for any future taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until after the close of the taxable year, Davis Polk & Wardwell, our U.S. counsel, expresses no opinion with respect to our PFIC status for any taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either: (1) at least 75% of its gross income is passive income, or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Because we currently have, and expect to continue to have after the offering, significant passive assets, our PFIC status will depend largely on the value of our assets, including goodwill, which may be determined in large part based on the market price of our ADSs and shares.

It is possible that the market price of our ADSs may change significantly after our initial public offering. Accordingly, is possible that changes in the market price of the ADSs may result in our being a PFIC for the current or any future year. If we are a PFIC for any year during which a U.S. Holder holds ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which such holder holds ADSs. Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our direct or indirect subsidiaries or other entities which are corporations for U.S. federal income tax purposes in which we hold equity interests, that are also PFICs, which we refer to as subsidiary PFICs, and will generally be treated for purposes of the PFIC rules as if such holders directly held the shares of such subsidiary PFICs.

If we are a PFIC during a U.S. Holder’s holding period, such holder will be subject to special adverse U.S. federal income tax treatment. In general, unless such holder has made the mark-to-market election, as described below, upon a disposition of ADSs, gain recognized by a U.S. Holder would be allocated ratably over such holder’s holding period for the ADS. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Furthermore, any distribution in respect of ADSs in excess of 125% of the average of the annual distributions on ADSs received by the U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter, would be subject to taxation as described above. A U.S. Holder will be subject to the same special adverse U.S. federal income tax rules as above on distributions it is deemed to receive on shares of a subsidiary PFIC and on indirect or constructive dispositions of shares of subsidiary PFICs.

Alternatively, if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election. A mark-to-market election is not available, however, with respect to any subsidiary PFICs. The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. We expect that the ADSs will be listed on the Nasdaq Global Market and, consequently, if a U.S. Holder is a holder of

ADSs and the ADSs are regularly traded on the Nasdaq Global Market, the mark-to-market election would be available to such holder were we to be or become a PFIC.

If a U.S. Holder makes the mark-to-market election, for any year in which the we are a PFIC such holder generally will include as ordinary income the excess, if any, of the fair market value of the ADSs at the end of the taxable year over its adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of ADSs will be treated as ordinary income.

We will not make available the information necessary for U.S. Holders to make a Qualified Electing Fund election.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. If a U.S. Holder own ADSs during any year in which we are a PFIC, such holder must file Internal Revenue Service Form 8621.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that backup withholding does not apply.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and UBS AG are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriters	Number of ADSs
Morgan Stanley & Co. International plc
UBS AG
China International Capital Corporation Hong Kong Securities Limited
Susquehanna Financial Group, LLLP

Total

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below. Morgan Stanley & Co. International plc will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Morgan Stanley & Co. Incorporated. UBS AG will offer ADSs in the United States through its SEC-registered broker-dealer affiliate, UBS Securities LLC.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$             million, the total underwriters’ discounts and commissions would be US$             million and total proceeds to us (before expenses) would be US$             million.

The underwriting discounts and commissions are determined by negotiations among us and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

The following table shows the per ADS and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ over-allotment option:

	Per ADS		Total
Underwriting Discounts and Commissions to Be Paid by	No exercise	Full exercise	No exercise	Full exercise
China Time Share Media Co. Ltd	US$	US$	US$	US$

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the ADSs to be offered.

We have applied to have our ADSs approved for listing on the Nasdaq Global Market under the symbol “CTSM”. We have agreed with the underwriters that we will not, without the prior consent of each of Morgan Stanley & Co. International plc and UBS AG, as representatives of the underwriters, for a period of 180 days following the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) our ordinary shares and depositary shares representing our ordinary shares; and (2) securities convertible into or exercisable or exchangeable for or substantially similar to such shares or depositary shares, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, whether such transaction described above is to be settled by delivery of our ordinary shares or depositary shares representing our ordinary shares or such other securities, in cash or otherwise; or

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, depositary shares representing our ordinary shares or any securities convertible into or exercisable or exchangeable for or substantially similar to such shares or depositary shares.

In addition, each of our shareholders, warrant holder, directors and executive officers has entered into a similar 180-day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities convertible into or exercisable or exchangeable for or substantially similar to our ordinary shares or depositary shares representing our ordinary shares.

If:

•	during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period,

•	we issue an earnings release or

•	material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.

In order to facilitate the offering of the ADSs, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ADSs, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs while this offering is in progress. These transactions may also include making short sales of our ADSs, which involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked short sales”, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which they may purchase ADSs through the such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

From time to time, certain of the underwriters and their affiliates have in the past provided and may continue to provide, certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive customary fees and commission. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Expenses of This Offering

Total expenses for this offering are estimated to be approximately US$            , including SEC registration fees of US$             , the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.), or FINRA, filing fees of US$             , Nasdaq listing fees of US$             , printing expenses of approximately US$             , legal fees of approximately US$             , accounting fees of approximately US$             , roadshow costs and expenses of approximately US$             , and travel and other out-of-pocket expenses of approximately US$             . All amounts are estimated except for the fees relating to SEC registration, FINRA filing and listing on the Nasdaq Global Market.

We have agreed to reimburse Morgan Stanley & Co. International plc, UBS AG and the other underwriters for a portion of the fees, expenses and disbursements of underwriters’ counsel. Such fees, expenses and disbursements of underwriters’ counsel are estimated not to exceed US$             . In addition, we will reimburse Morgan Stanley & Co. International plc, UBS AG and the other underwriters for their reasonable expenses, up to a maximum of US$              plus any sales, use or similar taxes (including additions to such taxes, if any), arising in connection with this offering. Such reimbursement is deemed to be underwriting compensation by the FINRA.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, England. The address of UBS AG is 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Pricing of the Offering

Prior to this offering, there was no public market for our ordinary shares or our ADSs. The initial public offering price will be determined by negotiation by us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history of, and prospectus for, the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded equity securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Electronic Offer, Sale and Distribution of ADSs

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Morgan Stanley & Co. International plc and UBS AG may be facilitating Internet distribution for this offering to certain of their Internet subscription customers. An electronic prospectus may be available on the Internet websites maintained by Morgan Stanley & Co. International plc and UBS AG. Other than the prospectus in electronic format, the information contained in on the websites of the representatives, as well as the underwriters, is not a part of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADS, or the possession, circulation or distribution of this prospectus or any other material relating to us or our the ADS in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Canada.    The distribution of the ADSs in Canada may be made, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer, sale or distribution is made and only through a dealer duly registered under the applicable securities laws of that province or territory in circumstances where no exemption from the applicable registered dealer requirement is available. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory registration and prospectus exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

European Economic Area.    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and/or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented in the Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors a defined in the Prospectus Directive) subject to determining the prior consent of the underwriters for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The foregoing selling restriction is in addition to any other selling restrictions set out below.

United Kingdom.    No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.

Italy.    The offering of the ADSs has not been registered pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the ADSs be distributed in the Republic of Italy, except:

(i) to professional investors (operatori qualificati), as defined by Commission Nazionale per le Società’e la Borsa, or CONSOB, in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended; and

(ii) in circumstances which are exempt from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended, and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993, as amended;

(b) in full compliance with the provisions contained for Legislative Decree No. 68 of February 24, 1998, Legislative Decree No. 385 of September 1, 1993; and

(c) in compliance with any other applicable laws and regulations.

Australia.    No prospectus or other disclosure document has been lodged with, or registered by, the Australian Securities and Investments Commission, or ASIC, in relation to the offering of our ADSs. This prospectus does not constitute a prospectus or other disclosure document under the Corporations Act 2001 (Cth), or the Corporations Act, and does not purport to include the information required for a prospectus or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs under this prospectus may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), to “professional investors” (within the meaning of section 708(11) of the Corporations Act”) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.”

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia for 12 months from the date of issue under the offering of ADSs, (except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act or is made where the body issued the relevant securities with disclosure under Chapter 6D of the Corporations Act.

Any person acquiring ADSs must observe such Australian on-sale restrictions.

New Zealand.    At the time any ADS is issued, each underwriter may not offer for subscription any ADS or distribute any advertisement in relation to any ADS to the public in New Zealand and may not acquire any ADS with a view to selling it to the public in New Zealand, nor may it sell or offer for sale any ADS to the public in New Zealand within six months after the issue of such ADS (all such conduct to be interpreted in accordance with the Securities Act 1978), and may therefore enter into such conduct only with:

•	persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and

•	any other person who in all the circumstances can properly be regarded as having been selected otherwise than as a member of the public in New Zealand within the meaning of the Securities Act 1978.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(l) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Hong Kong.    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Japan.    The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

People’s Republic of China.    This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue in the federal courts of the United States.

Our organization documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

Substantially all of our operations are conducted in the PRC, and substantially all of our assets are located in the PRC. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, New York 10017, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and King & Wood, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•

entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind of enforcement which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation, provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

King & Wood has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. King & Wood has further advised us that under PRC law, a foreign judgment which does not violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between the PRC and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

VALIDITY OF THE ADSs

The validity of the ADSs and certain other legal matters as to the United States federal and New York State law in connection with this offering will be passed upon for us by Davis Polk & Wardwell. The underwriters are being represented by Sullivan & Cromwell LLP with respect to certain matters of United States federal and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by King & Wood and for the underwriters by Commerce & Finance Law Offices. Davis Polk & Wardwell may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and King & Wood with respect to matters governed by PRC law. Sullivan & Cromwell LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of China Time Share Media Co. Ltd as of December 31, 2005, 2006 and 2007, and for each of the years then ended appearing in this prospectus have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their report thereon and appearing elsewhere herein, and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming are located at Level 16, Ernst & Young Tower, Tower E3, Oriental Plaza, No.1 East Changan Avenue, Dongcheng District, Beijing 100738, China.

All appraisals as referenced in this prospectus and/or in the notes to our consolidated financial statements beginning on page F-1, were prepared by Jones Lang Lasalle Sallmanns Limited, an independent appraiser, and the statements relating to Jones Lang Lasalle Sallmanns Limited’s appraisal approach, major assumptions and appraisal value have been included with their consent in reliance upon their authority as an expert in valuation. The offices of Jones Lang Lasalle Sallmanns Limited are located at 22nd Floor, Siu On Centre 188 Lockhart Road, Wan Chai, Hong Kong.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares underlying the ADSs that are being offered by this prospectus. We will also file with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus does not contain all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our ordinary shares and ADSs, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS

CHINA TIME SHARE MEDIA CO. LTD

We have audited the accompanying consolidated balance sheets of China Time Share Media Co. Ltd (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2005, 2006 and 2007, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity (deficit) for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2005, 2006 and 2007 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Beijing, the People’s Republic of China

May 21, 2008

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Notes	2005	2006	2007	2007	2007	2007
		(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
						Pro-forma balance sheet (unaudited) Note 2
ASSETS

Current assets:
Cash and cash equivalents		12,867	66,215	219,812	32,047	121,665	17,738
Accounts and notes receivable (net of allowance for doubtful accounts of RMB81, RMB439 and RMB439 at December 31, 2005, 2006 and 2007)	3	4,150	14,796	94,312	13,750	94,312	13,750
Advances to suppliers	4	5,300	3,439	32,028	4,669	32,028	4,669
Prepayments and other current assets	5	1,231	665	14,920	2,175	14,920	2,175
Amounts due from shareholders	18	1,989	4,430	—	—	—	—
Amounts due from related parties	18	3,465	21,923	3,242	473	3,242	473
Deferred tax assets	13	—	—	1,999	291	1,999	291

Total current assets		29,002	111,468	366,313	53,405	268,166	39,096

Non-current assets:
Advances to suppliers	4	—	—	5,083	741	5,083	741
Property and equipment, net	6	1,579	2,837	12,980	1,892	12,980	1,892
Intangible assets, net	7	—	—	15,013	2,189	15,013	2,189
Goodwill	7	—	—	9,447	1,377	9,447	1,377
Debt issuance costs		—	—	1,687	246	—	—
Deferred initial public offering costs		—	—	19,215	2,801	19,215	2,801
Deferred tax assets	13	—	—	27	4	27	4

Total non-current assets		1,579	2,837	63,452	9,250	61,765	9,004

Total assets		30,581	114,305	429,765	62,655	329,931	48,100

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable		13,407	10,835	54,647	7,967	54,647	7,967
Income tax payable	13	—	278	1,597	233	1,597	233
Advances from customers		23,903	17,250	34,372	5,011	34,372	5,011
Business tax and other taxes payable	8	1,056	4,105	15,365	2,240	15,365	2,240
Accrued payroll and welfare payable		2,083	3,815	4,941	720	4,941	720
Accrued expenses and other liabilities	9	272	11,714	41,207	6,008	41,207	6,008
Interest payable		—	—	220	31	—	—
Amounts due to shareholders	18	—	—	123,596	18,019	123,596	18,019
Amounts due to related parties	18	1,277	—	2,644	385	2,644	385

Total current liabilities		41,998	47,997	278,589	40,614	278,369	40,583

Non-current liabilities:
Long-term debt	11	—	—	130,725	19,059	—	—
Warrant liabilities	11	—	—	15,819	2,306	15,819	2,306
Asset retirement obligations	10	56	59	278	41	278	41
Deferred tax liabilities	13	—	—	264	38	264	38

Total non-current liabilities		56	59	147,086	21,444	16,361	2,385

Total liabilities		42,054	48,056	425,675	62,058	294,730	42,968

Commitments and contingencies	21
Minority interest		—	886	480	70	480	70

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED BALANCE SHEETS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”),

except for number of shares and per share data)

		December 31,
	Notes	2005	2006	2007	2007	2007	2007
		(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
						Pro-forma balance sheet (unaudited) Note 2
Series A-1 Convertible Contingently Redeemable Preferred Shares	12
Par value US$0.0001 per share
Authorized — nil, 13,000,000 and 13,000,000 shares as of December 31, 2005, 2006 and 2007
Issued and outstanding — nil, 12,500,000 and 12,500,000 shares as of December 31, 2005, 2006 and 2007
Redemption value — nil, US$0.768 and US$0.768 including unpaid dividend per share as of December 31, 2005, 2006 and 2007		—	57,535	59,442	8,666	—	—
Series A-2 Convertible Contingently Redeemable Preferred Shares	12
Par value US$0.0001 per share
Authorized — nil, nil and 10,000,000 shares as of December 31, 2005, 2006 and 2007
Issued and outstanding – nil, nil and 9,920,635 shares as of December 31, 2005, 2006 and 2007
Redemption value — nil, nil and US$1.452 including unpaid dividend per share as of December 31, 2005, 2006 and 2007		—	—	87,512	12,759	—	—
Shareholders’ equity:
Ordinary shares
Par value US$0.0001 per share
Authorized— 100,000,000 shares as of December 31, 2005, 2006 and 2007
Issued and outstanding — 50,000,000 shares as of December 31, 2005, 2006 and 2007	14	—	—	—	—	14	2
Additional paid-in capital		(2,598)	12,513	(198,501)	(28,940)	(3,574)	(521)
Accumulated other comprehensive income (loss)		—	(1)	7,770	1,133	7,770	1,133
Retained earnings (accumulated deficit)		(8,875)	(4,684)	47,387	6,909	30,511	4,448

Total shareholders’ (deficit) equity		(11,473)	7,828	(143,344)	(20,898)	34,721	5,062

Total liabilities and shareholders’ equity		30,581	114,305	429,765	62,655	329,931	48,100

The accompanying notes are an integral part of the consolidated financial statement

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”),

except for number of shares and per share data)

		Years ended December 31,
	Notes	2005	2006	2007	2007
		(RMB)	(RMB)	(RMB)	(US$)
Revenues:
— third parties		76,356	139,064	286,245	41,732
— related parties	18	—	341	938	137
Business tax and other sales tax		(2,418)	(5,505)	(11,165)	(1,628)

Net revenues		73,938	133,900	276,018	40,241
Cost of revenues:
— third parties		(68,001)	(79,144)	(160,871)	(23,454)
— related parties	18	(2,641)	(10,466)	(18,861)	(2,750)

Total cost of revenues		(70,642)	(89,610)	(179,732)	(26,204)

Gross profit		3,296	44,290	96,286	14,037
Operating expenses:
Sales and marketing expenses		(6,882)	(19,659)	(15,749)	(2,296)
General and administrative expenses		(2,449)	(7,570)	(11,161)	(1,627)

Total operating expenses		(9,331)	(27,229)	(26,910)	(3,923)

Income (loss) from operations		(6,035)	17,061	69,376	10,114
Subsidy income		527	204	722	105
Interest expense and amortization of debt discount		—	—	(2,059)	(300)
Other income (expenses):
— Interest income		42	86	234	34
— Exchange gain (loss)		—	(183)	10	1
— Others		(18)	(27)	(163)	(23)

Income (loss) before income tax and minority interest		(5,484)	17,141	68,120	9,931
Income tax benefits (expenses)	13	336	(11,820)	(8,030)	(1,171)

Net income (loss) before minority interest		(5,148)	5,321	60,090	8,760
Minority interest		46	(736)	88	13

Net income (loss)		(5,102)	4,585	60,178	8,773
Accretion of Series A-1 convertible contingently redeemable preferred shares		—	(244)	(2,842)	(414)
Cumulative dividend on Series A-1 convertible contingently redeemable preferred shares		—	(150)	(1,751)	(255)
Accretion of Series A-2 convertible contingently redeemable preferred shares		—	—	(2,318)	(338)
Cumulative dividend on Series A-2 convertible contingently redeemable preferred shares		—	—	(1,196)	(174)

Net income (loss) attributable to holders of ordinary shares		(5,102)	4,191	52,071	7,592

Net income (loss) per share:	17
Net income (loss) per ordinary share — basic and diluted		(0.10)	0.08	0.78	0.11
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share — basic and diluted		50,000,000	50,000,000	50,000,000	50,000,000
Pro forma net income per ordinary share — basic and diluted (unaudited)		—	—	0.61	0.09
Pro forma weighted average ordinary shares outstanding used in computing net income per ordinary share — basic and diluted (unaudited)		—	—	69,857,342	69,857,342

The accompanying notes are an integral part of the consolidated financial statements.

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

	Years ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net income (loss)	(5,102)	4,585	60,178	8,773
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest	(46)	736	(88)	(13)
Bad debt provision	81	358	—	—
Share-based compensation	—	8,605	—	—
Depreciation and amortization	115	286	2,166	316
Deferred tax (benefits) expenses	—	143	(2,122)	(309)
Property use fee contributed by a related party and a shareholder	577	662	1,010	147
Imputation of interest on loans	196	1,240	1,021	149
Accretion of asset retirement obligation	1	3	6	1
Tax benefits related to convertible contingently redeemable preferred shares	—	—	3,330	485
Interest expense and amortization of debt discount	—	—	2,059	300
Changes in fair value of warrants and embedded derivatives	—	—	33	5

Changes in operating assets and liabilities:
Accounts and notes receivable	(84)	(11,451)	(79,170)	(11,542)
Advances to suppliers (current portion)	2,354	2,235	(26,875)	(3,918)
Amounts due from related parties	—	119	(5,520)	(805)
Prepayments and other current assets	(456)	566	(15,658)	(2,283)
Advance to suppliers (non-current portion)	—	—	(5,083)	(741)
Accounts payable	15,007	(2,740)	34,750	5,066
Income tax payable	(348)	964	2,827	412
Advances from customers	1,840	(6,922)	16,752	2,442
Business tax and other taxes payable	1,091	3,050	11,261	1,642
Accrued expenses and other liabilities	223	11,275	11,943	1,741
Accrued payroll and welfare payable	2,083	1,732	1,506	220
Amounts due to related parties	1,277	(1,277)	(3,356)	(489)
Amounts due to shareholders	—	—	4,940	720

Net cash provided by operating activities	18,809	14,169	15,910	2,319

Cash flows from investing activities:
Loan to shareholders and related parties	(5,047)	(21,019)	(5,664)	(826)
Purchase of fixed assets, intangible assets and other long-term assets	(1,386)	(1,544)	(17,895)	(2,608)
Acquisition of minority interest	—	—	(5,443)	(794)

Net cash used in investing activities	(6,433)	(22,563)	(29,002)	(4,228)

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

	Years ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from financing activities:
Proceeds from issuance of Series A convertible contingently redeemable preferred shares, net of issuance cost	—	57,141	85,752	12,502
Proceeds from issuance of convertible notes and detachable warrants, net of issuance costs	—	—	145,739	21,248
Paid-in capital by the equity shareholders	—	4,600	500	73
Initial public offering costs	—	—	(884)	(129)
Distribution of liquidation dividend to equity holders	—	—	(604)	(88)
Deemed distribution to shareholders	—	—	(63,814)	(9,304)

Net cash provided by financing activities	—	61,741	166,689	24,302

Effect of exchange rate changes on cash and cash equivalents	—	1	—	—

Net increase in cash and cash equivalents	12,376	53,348	153,597	22,393
Cash and cash equivalents at the beginning of year	491	12,867	66,215	9,654

Cash and cash equivalents at the end of year	12,867	66,215	219,812	32,047

Supplemental disclosure of cash flow information:
Income tax paid	—	(503)	(1,600)	(223)

Supplemental schedule of non-cash activities:
Contribution by a shareholder	544	154	—	—
Deemed distribution to a shareholder	—	—	148,627	21,699
Acquisition of business	—	—	14,539	2,120
Accrued initial public offering costs	—	—	18,331	2,673

The accompanying notes are an integral part of the consolidated financial statements.

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares)

	Notes	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (loss)	Retained Earnings/ (Accumulated Deficit)	Total Shareholders’ Equity (Deficit)
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2005				(3,915)		(3,773)	(7,688)
Net loss for the year						(5,102)	(5,102)

Comprehensive loss							(5,102)

Property use fee contributed by a shareholder	18			577			577
Imputation of interest on loans	18			196			196
Contribution by a shareholder	14			544			544

Balance as of December 31, 2005		50,000,000	—	(2,598)	—	(8,875)	(11,473)

Net income for the year						4,585	4,585
Other comprehensive loss:
— Foreign currency translation adjustment					(1)		(1)

Comprehensive income							4,584

Paid-in capital by an equity holder				4,450			4,450
Cumulative dividend on Series A-1 convertible contingently redeemable preferred shares						(150)	(150)
Accretion of Series A-1 convertible redeemable preferred shares						(244)	(244)
Share-based compensation	16			8,605			8,605
Property use fee contributed by a related party and a shareholder	18			662			662
Imputation of interest on loans	18			1,240			1,240
Contribution by a shareholder	18			154			154

Balance as of December 31, 2006		50,000,000	—	12,513	(1)	(4,684)	7,828

Net income for the year						60,178	60,178
Other comprehensive income:
— Foreign currency translation adjustment					7,771		7,771

Comprehensive income							67,949

Cumulative dividend on Series A-1 convertible contingently redeemable preferred shares						(1,751)	(1,751)
Accretion of Series A-1 convertible redeemable preferred shares						(2,842)	(2,842)
Cumulative dividend on Series A-2 convertible contingently redeemable preferred shares						(1,196)	(1,196)
Accretion of Series A-2 convertible redeemable preferred shares						(2,318)	(2,318)
Property use fee contributed by a related party and a shareholder	18			1,010			1,010
Imputation of interest on loans	18			1,021			1,021
Distribution to a shareholder	1, 14			(213,045)			(213,045)

Balance as of December 31, 2007		50,000,000	—	(198,501)	7,770	47,387	(143,344)

Balance as of December 31, 2007, in US$		50,000,000	—	(28,940)	1,133	6,909	(20,898)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying consolidated financial statements include the financial statements of China Time Share Media Co. Ltd (the “Company”); Chengdu Time Share Technology Information Co., Ltd. (“Chengdu Time Share”), a wholly owned subsidiary of the Company; Xi’an Time Share Technology Information Co., Ltd. (“Xi’an Time Share”), a 100% owned subsidiary of the Company; Sichuan Time Share Media Advertising & Communication Co., Ltd. (“VIE” or “Sichuan Time Share”), a variable interest entity; Beijing Time Share Advertising & Communication Co., Ltd. (“Beijing Advertising”), a 98% owned subsidiary of the VIE; Xi’an Time Share Advertising & Communication Co., Ltd. (“Xi’an Advertising”), a 98% owned subsidiary of the VIE; Hubei Time Share Advertising & Communication Co., Ltd. (“Hubei Advertising”), a 98% owned subsidiary of the VIE; and Chengdu Dayu Weiye Advertising Co., Ltd. (“Chengdu Advertising”), a wholly owned subsidiary of the VIE, and its predecessor, Sichuan Dayu Weiye Outdoor Advertising & Communication Co., Ltd. (“Sichuan Outdoor”). The Company, Chengdu Time Share, Xi’an Time Share, the VIE and its subsidiaries, and Sichuan Outdoor are collectively referred to as the “Group”.

The Company was incorporated under the laws of the Cayman Islands on October 4, 2006 as an exempted company with limited liability under the name Time Share Media Co. Ltd, and was renamed China Time Share Media Co. Ltd on October 31, 2007. Sichuan Outdoor, Chengdu Advertising, Sichuan Time Share, Chengdu Time Share, Beijing Advertising, Xi’an Advertising, Hubei Advertising and Xi’an Time Share were incorporated in the People’s Republic of China (“PRC”) on September 30, 2004, April 1, 2006, June 5, 2006, October 30, 2006, July 25, 2007, August 31, 2007, September 29, 2007, and November 7, 2007 respectively.

The Group is engaged in the provision of advertising services on billboards, street displays, transit area displays and other outdoor advertising displays in the PRC. Chinese regulations currently limit foreign ownership of companies that provide advertising services. Since December 30, 2005, a foreign investor has been permitted to own directly up to a 100% interest in PRC advertising companies if the foreign investor has at least three years of direct operating experience in the advertising industry outside of the PRC. Since the Group has not been involved in the direct operation of an advertising business outside of the PRC, the Company and Chengdu Time Share, which are considered foreign-invested, are currently ineligible to apply for the required advertising service licenses in the PRC. Accordingly, prior to the reorganization in November 2006, the Group operated all of its business through the VIE, Chengdu Advertising and Sichuan Outdoor.

Pursuant to the group reorganization (the “Reorganization”), which was necessary for the Group to comply with the PRC laws, rules and regulations that prohibit or restrict foreign ownership of companies that provide advertising services and was completed on November 10, 2006, the Company established Chengdu Time Share, a wholly foreign owned enterprise which entered into a series of agreements with the VIE, namely, the Exclusive Technology Consulting and Service Agreement, the Call Option Agreement, the Cooperative Operations Agreement, the Loan and Equity Pledge Agreement and the Domain Name and Trademark License Agreement.

Pursuant to these agreements, Chengdu Time Share will absorb substantially all of the expected losses and receive a majority of any residual returns of the VIE. Consequently, Chengdu Time Share is determined to be the primary beneficiary of the VIE.

Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the ordinary shareholders of the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional support from other parties. Based on these contractual arrangements, the Company consolidates the VIE as required by FIN 46R.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

The Company’s consolidated assets do not include any collateral for the obligations of the VIE. Furthermore, creditors of the VIE have no recourse to Chengdu Time Share.

On May 18, 2007, the VIE entered into an agreement with Mr. Jilun He and Mr. Xianzhou Zhu, who are the equity holders of Chengdu Advertising, to acquire their 95% and 5% ownership of Chengdu Advertising in exchange for cash consideration of RMB200,000, in aggregate. The parties to the transaction also agreed that the retained earnings of Chengdu Advertising as of April 30, 2007 should be fully distributed to the equity holders of Chengdu Advertising. Chengdu Advertising registered the change of shareholders along with its amended articles of association with the local Administration for Industry and Commerce (“AIC”) on September 18, 2007. According to relevant PRC laws and regulations, an equity transfer is completed upon registration with the local AIC. Therefore, the above equity transfer to the VIE was considered to be legally completed on September 18, 2007. Since Chengdu Advertising is under the control of Mr. Jilun He, the controlling common shareholder of the Company and the VIE, such transaction was accounted for as a reorganization of entities under common control in a manner similar to a pooling-of-interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented and the assets and liabilities of the parties to the reorganization were stated at their historical amounts in the consolidated financial statements. The accompanying consolidated financial statements reflect the financial position and operating results of the Group as if this transaction was completed at the beginning of the periods presented. The assets and liabilities of Chengdu Advertising had been stated at their historical amounts in the consolidated financial statements until the acquisition date of the transaction. At the date of acquisition, the portion of the assets and liabilities of Chengdu Advertising that pertained to Mr. Xianzhou Zhu’s noncontrolling equity interest was stated at their fair values. Of the RMB200,000 cash consideration, RMB190,000 was reflected as a distribution payable to the equity holder. The remaining RMB10,000 consideration payable to Mr. Xianzhou Zhu was accounted for in accordance with FASB Technical Bulletins No.85-5 “Issues Relating to Accounting for Business Combinations, Including Costs of Closing Duplicate Facilities of an Acquire, Stock Transactions between Companies under Common Control, Downstream Mergers, Identical Common Shares for a Pooling of Interests, Pooling of Interests by Mutual and Cooperative Enterprises” (“FTB85-5”) as an acquisition of minority interest using the purchase method.

Sichuan Outdoor was the predecessor of Chengdu Advertising and was also controlled by Mr. Jilun He. The core business of Sichuan Outdoor was transferred to Chengdu Advertising on May 1, 2006. Sichuan Outdoor was eventually liquidated on January 24, 2007. Since Chengdu Advertising and Sichuan Outdoor were under the common control of Mr. Jilun He, the transfer of the core business has been accounted for as a reorganization of entities under common control in a manner similar to a pooling-of-interest. Accordingly, such transfer of core business has been accounted for at historical costs. The assets and liabilities of the parties to the reorganization have been stated at their historical amounts in the consolidated financial statements. The accompanying consolidated financial statements reflect the financial position and operating results of the Group as if this transaction was completed at the beginning of the periods presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The consolidated financial statements include the financial statements of the Company, Chengdu Time Share, Xi’an Time Share, Sichuan Time Share, Chengdu

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Advertising, Sichuan Outdoor, Beijing Advertising, Xi’an Advertising, and Hubei Advertising. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, amounts due from or to related parties, the Company’s 5% secured convertible notes and secured warrants issued to Blue Ridge Investments, LLC. The carrying values of these financial instruments, other than the 5% secured convertible notes and secured warrants, approximate their fair values due to their short-term maturities.

The following sets forth the carrying value and fair value of the convertible notes and warrants:

Type of financial instruments	Carrying amount as of December 31, 2007		Fair value as of December 31, 2007		Fair Value Valuation Methods
	RMB	US$	RMB	US$
Convertible Notes (as defined in Note 11)	130,725	19,059	130,923	19,087	Black — Scholes Model
Warrants (as defined in Note 11)	15,819	2,306	15,819	2,306	Monte Carlo Simulation

Foreign currency

The Company determined its functional currency to be United States dollars (“US$”) while Chengdu Time Share, Xi’an Time Share, Sichuan Time Share, Chengdu Advertising, Sichuan Outdoor, Beijing Advertising, Xi’an Advertising, and Hubei Advertising determined their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52, Foreign Currency Translation. The Company uses the RMB as its reporting currency. The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations.

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8591 to US$1.00 on June 30, 2008 in the City of New York for cable transfers of Chinese Renminbi (“RMB”) as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with original maturities of three months or less at the date of purchase. All cash and cash equivalents are unrestricted as to withdrawal and use.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Accounts receivable

Billed and unbilled accounts receivable are carried at net realizable value. Unbilled receivables represent the recognized advertising revenue which had not been billed at the balance sheet date. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

In evaluating the collectibility of receivable balances, the Group considers many factors, including the aging of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Accounts receivable are written off after all collection efforts have ceased.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

	Estimated useful life	Residual Value
Leasehold improvement	3-9 years (lesser of lease term and the estimated useful life of the leasehold improvement)	5%
Computers & office equipment	3 – 5 years	5%
Motor vehicles	5 years	5%
Advertising structures	4 – 12 years	5%

Repair and maintenance costs are charged to expense when incurred, whereas the costs of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sales and disposals of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of operations.

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. SFAS No. 142, Goodwill and Other Intangible Assets requires that goodwill be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group assesses goodwill for impairment at the reporting unit level. There is only a single reporting unit at the Group. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Group would then recognize an impairment loss.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets, as follows:

Weighted average amortization period
Acquired lease agreements	7.8 years
Acquired advertising sales agreements	1.3 years

For the year ended December 31, 2007, the Group recorded an amortization charge of RMB1,279 (US$186) (2005 and 2006: RMB nil).

At the year end, the Group reviews and adjusts the carrying value of the intangible assets if the facts and circumstances suggest the intangible assets may be impaired.

The Group assessed and concluded that there was no impairment for goodwill and intangible assets in any of the years presented.

Debt issuance cost

Debt issuance cost represents the issuance costs of the Convertible Notes and the Warrants, which is stated at cost less accumulated amortization. These costs were deferred and amortized ratably using the effective interest method from the debt issuance date to the debt maturity date. If the Convertible Notes are converted prior to the debt maturity date, the unamortized debt issuance cost will be classified to equity in the period upon occurrence of such events.

Deferred initial public offering costs

Cost incurred by the Company directly attributable to a proposed initial public offering of the Company’s ordinary shares in the United States are deferred and will be charged against the gross proceeds from such offering.

Impairment of long-lived assets

The Group evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. When these events occur, the Group assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

Asset retirement obligations

SFAS No. 143, Accounting for Asset Retirement Obligations, requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The value of the liability is capitalized as part of the carrying amount of the related long-lived asset. Over time,

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Group’s asset retirement obligations relate primarily to the disposal of billboards and restoration of the rental locations along highways to their original condition.

Imputation of interest on loans

The Group granted short-term loans, free of interest, to Mr. Jilun He, the Chief Executive Officer and entities controlled by him for RMB3,271, RMB22,721 and RMB9,700 (US$1,414), and to Mr. Xianzhou Zhu, the Vice President, for RMB1,100, RMB1,011 and nil during the years ended December 31, 2005, 2006 and 2007, respectively. Interest expense was imputed on the outstanding short-term loans at the prevailing market interest rate of 7.34% to 8.98% per annum. Compensation expenses, imputed for the years ended December 31, 2005, 2006 and 2007 in the amount of RMB196, RMB1,240 and RMB1,021 (US$149), respectively, were recorded as a result of foregone interest, with a corresponding credit to additional paid-in capital.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the consolidated statements of shareholders’ equity. Accumulated other comprehensive income (loss) of the Group includes the foreign currency translation adjustments.

Revenue recognition

The Group’s revenues are primarily derived from advertising services.

Revenues are recognized when the following four criteria are met as prescribed by U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB 104”): (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured. The Group considers the terms of each arrangement to determine the appropriate accounting treatment.

Advertising revenues are generally recognized ratably over the performance period for which the advertisements are displayed. For certain arrangements where the customers’ acknowledgement of the placement of the advertisement is provided, the revenues are recognized ratably from the date the customer acknowledges the placement to the end of the service period.

Prepayments for the advertising services are deferred as advances from customers and recognized as revenue when the advertising services are rendered.

The Company may at times provide multiple advertising services at different locations and for different periods in one or more contracts. As sufficient objective evidence of fair value does not exist for the allocation of revenue among these services, they are deemed as a single revenue arrangement pursuant to Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The fee for the entire arrangement is recognized ratably over the service term of the arrangement limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions.

Beginning in 2007, the Company provides certain customers with a rebate program based on the level of purchases with the Company. The amount of rebates for which the customer is eligible is determined according to the level of purchases made during a calendar year based on the sales contract terms. At each reporting date,

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

the Company records a liability and a corresponding reduction against revenues for the customer’s progress towards the maximum potential rebate based on the terms of the rebate program and the existing sales contracts. Since the final rebate earned is limited to transactions occurring during the calendar year, at December 31 of each year, the amounts of rebates earned are known. As a result, the Company records a cumulative catchup adjustment to reflect the actual rebate liability at December 31.

As of December 31, 2007, the level of purchases with the Company by these customers and the timing of the related payments during 2007 do not qualify the customers for any rebate; therefore, there were no liabilities recognized under the rebate program in 2007.

Sichuan Time Share, Beijing Advertising, Xi’an Advertising, Hubei Advertising, Chengdu Advertising and Sichuan Outdoor are subject to business tax and other surcharges at the rate of 8.65% to 8.8% on the total revenues earned for services provided after deduction of certain cost of revenues permitted by the PRC tax laws. Business tax and surcharges on these revenues for the years ended December 31, 2005, 2006 and 2007 were RMB2,418, RMB5,505 and RMB11,165 (US$1,628), respectively. The Group has recognized revenues net of these business taxes and other surcharges. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees is also deferred and will be recognized only upon recognition of the deferred revenue.

Cost of revenues

Cost of revenues consists primarily of rental expense for advertising space and billboards, depreciation expenses, and related overhead expenses directly attributable to the provision of advertising services. Business taxes, at the rate of 5%, on technical and consulting service fees, E-TSM database use fees, and domain name and trademark use fees charged by Chengdu Time Share to the VIE are also included in the cost of revenues. These business taxes are levied by the PRC government.

Advertising expenses

Advertising costs are expensed when incurred. Advertising expenses of RMB5, RMB1,419 and RMB351 (US$51) were recorded during the years ended December 31, 2005, 2006 and 2007, respectively, as a component of sales and marketing expenses.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). There was no cumulative effect of the adoption of FIN 48 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Interest recognized in accordance with FIN48 is classified in the financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the financial statements as other expenses. During the years ended December 31, 2005, 2006 and 2007, the Group recognized nil, nil and RMB1,239 (US$181), respectively, in interest and penalties. The Group paid no interest or penalties relating to uncertain tax positions for the years ended December 31, 2005, 2006 and 2007.

In accordance with the provisions of FIN 48, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Prior to the adoption of FIN 48, the Group applied Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” to assess and provide for potential income tax exposures. In accordance with SFAS No. 5, the Group maintained reserves for tax contingencies based on reasonable estimates of the tax liabilities, interest, and penalties (if any) that may result from such audits. Prior to the adoption of FIN48, the Company accrued a liability for cumulative unrecognized tax uncertainties of RMB11,339 in accordance with SFAS No. 5 as of December 31, 2006. The same amount of unrecognized tax uncertainty would be recognized by the Company in accordance with SFAS No. 5 or FIN 48.

Leases

In accordance with SFAS No. 13, Accounting for Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Rental expense for all operating leases consist of the following:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Minimum rentals	49,062	78,663	167,071	24,357
Contingent rentals	—	—	696	102

Total	49,062	78,663	167,767	24,459

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Certain lease agreements with media resource providers provide for revenue sharing arrangements whereby the Group is required to share a percentage, generally ranging from 50% to 75%, of the revenues derived from advertisement broadcast through the respective advertising structures. As the revenue sharing amounts are based on future services provided over the lease term, they are considered contingent lease payments. Accordingly, they are excluded from minimum lease payments in their entirety and accruable as expenses as incurred.

Net (loss) income per share

In accordance with SFAS No. 128, Computation of Earnings Per Share and EITF Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, basic (loss) income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A-1 and A-2 convertible contingently redeemable preferred shares are participating securities herein. Diluted (loss) income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the Warrants, using the treasury stock method. On December 19, 2007, the Company issued Convertible Notes and Warrants to Blue Ridge Investments, LLC.

Each Convertible Note shall be convertible into ordinary shares at the IPO price upon an initial public offering (“IPO”, Note 11). As the IPO has not occurred as at December 31, 2007, the related contingently issuable potential common shares are excluded from the computation of diluted (loss) income per share.

Unaudited pro forma balance sheet

If an initial public offering (“IPO”) is completed, all of the Series A-1 and A-2 convertible contingently redeemable preferred shares (See Note 12) outstanding will automatically convert into ordinary shares, based on the number of Series A-1 and A-2 convertible contingently redeemable preferred shares outstanding after adjustment for the Series A-2 Conversion Price adjustment at December 31, 2007. The terms of the Series A-1 and A-2 convertible contingently redeemable preferred shares allow the holders to convert dividends accrued into such number of ordinary shares at the net initial public offering price (after deducting underwriting commissions and discounts and all levies and taxes). On December 19, 2007, the Company issued Convertible Notes and Warrants to Blue Ridge Investments, LLC. On April 21, 2008, the Convertible Notes holders determined to convert US$7,000 principal amount of Convertible Notes into ordinary shares at a conversion price equal to 100 per cent of the price of ordinary shares issued and/or offered to the public under IPO. The Company will redeem each of the unconverted US$13,000 principal amount of Convertible Notes at 100 per cent of its principal amount on the IPO closing date together with any accrued and unpaid interest, unless it is previously redeemed, converted, purchased and cancelled before IPO closing date. Unaudited pro forma balance sheet, as adjusted for the assumed conversion of the Series A-1 and A-2 convertible contingently redeemable preferred shares and cumulative dividend and US$7,000 principal amount of Convertible Notes, the redemption of unconverted US$13,000 principal amount of Convertible Notes, and payment of related dividend and interest, is set forth on the consolidated balance sheets.

Share-based compensation

The Company was incorporated under the laws of the Cayman Islands on October 4, 2006 as an exempted company with limited liability. At its inception, the Company issued 45,000,000 and 5,000,000 ordinary shares with par value of US$0.0001 to Insighting Holdings Limited (“Insighting”) and Knowrience Holdings Limited

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

(“Knowrience”), respectively, in connection with the incorporation of the Company. Insighting was incorporated in the British Virgin Islands (“BVI”) and was wholly owned by Mr. Jilun He. Knowrience was incorporated in the BVI and was legally owned by Mr. Jilun He (5%) and several executive officers and directors of the Company (95%). The ordinary shares of Knowrience were issued to these executive officers and directors of the Company for nominal amounts on September 22, 2006.

The Company determined that the issuance of the Company’s 4,750,000 ordinary shares at nominal amounts attributable to these executive officers’ and directors’ shareholding in Knowrience Holdings Limited was share-based compensation. The 250,000 ordinary shares issued to Knowrience Holdings Limited attributable to Mr. Jilun He’s shareholding in Knowrience Holdings Limited is accounted for as a shareholder transaction.

The Company has accounted for share-based compensation in accordance with SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), for share-based payment transactions with employees. Under the fair value recognition provisions of SFAS 123R, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. In accordance with SFAS 123R, the transaction should be recognized as expense in the consolidated financial statements based on the grant date fair values of the effective ordinary shares issued with a corresponding credit to additional paid–in capital. As these shares were issued without any vesting conditions or service conditions, the related share compensation expense was recognized as expense at the grant date. The fair value of each ordinary share at the grant date was determined to be US$0.23 by management with the assistance from Jones Lang LaSalle Sallmanns Limited, an independent valuation firm.

Segment reporting

The Group follows SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Group operates and manages its business as a single segment.

As the Group’s long-lived assets and revenues are substantially all located in and derived from the PRC, geographical segments are not presented.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value under US GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. The Group is currently assessing the impact, if any, that SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently assessing the impact, if any, of this new standard on its financial statements.

In March 2007, the EITF released Topic No. D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133. EITF Topic D-109 provides guidance on the determination of the nature of the host contract for a hybrid financial instrument (that

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC has indicated that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

On December 4, 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS 141(R)”). In comparison to current practice in US GAAP, the most significant changes to business combination accounting pursuant to SFAS 141(R) include requirements to:

•

Recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity.

•	Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date.

•	Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.

•	With certain exceptions, recognize preacquisition loss and gain contingencies at their acquisition-date fair values.

•	Capitalize in-process research and development (IPR&D) assets acquired.

•	Expense, as incurred, acquisition-related transaction costs.

•	Capitalize acquisition-related restructuring costs only if the criteria in SFAS 146 are met as of the acquisition date.

•	Recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.

SFAS 141 (R) is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity. Under SFAS 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sale proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS 160 carries forward the provisions of Accounting Research Bulletin No. 51, Consolidated Financial Statements, related to consolidation purpose and policy, and certain consolidation procedure topics. Statement 160 is effective for the first annual reporting period beginning on or after December 15, 2008. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Concentration of risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, advances to suppliers and amounts due from related parties.

As of December 31, 2005, 2006 and 2007, substantially all of the Group’s cash and cash equivalents, were held by major financial institutions located in the PRC, which management believes are of high credit quality. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that became effective on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, as part of China’s accession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on the applicable PRC laws.

The Group derives a substantial portion of its revenues from a limited number of customers. As a percentage of revenues, the top five customers accounted for approximately 63.8%, 62.8% and 43.2% of the Group’s revenues for the years ended December 31, 2005, 2006 and 2007, respectively. The loss of sales from any of these customers would have a significant negative impact on the Group’s business. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Due to the Group’s concentration of advances made to a limited number of media resource suppliers, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on suppliers and ongoing monitoring processes on outstanding balances.

Amounts due from related parties are typically unsecured, interest-free and repayable on demand. Any negative events or deterioration in financial well-being with respect to Group’s related parties may cause material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

Business and economic risk

The Group participates in a volatile industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: the Group’s limited operating history; advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed in the United States; competition from other competitors; regulatory or other PRC related factors; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth, risks associated with the Group’s growth strategies; and general risks associated with the advertising industry.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Substantially all of the Company’s operations are conducted through its contractual arrangements with its consolidated variable interest entity in the PRC, Sichuan Time Share. Although the applicable PRC laws, rules and regulations currently permit 100% foreign ownership of companies that provide advertising services, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operating experience in the advertising industry outside of China. As the Company does not directly operate an advertising business outside of China, the Company cannot qualify under the applicable PRC laws, rules and regulations until three years after it commences any such operations outside of China or until it acquires a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, the Company’s subsidiary, Chengdu Time Share is currently ineligible to apply for the required licenses for providing advertising services in China. As a result, the Company operates its business in the PRC through Sichuan Time Share, which holds the licenses and permits required to provide advertising services in the PRC.

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 6% in 2007. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant volatility of the RMB against the U.S. dollar.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

3.	ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Accounts receivable
Billed	794	8,918	19,059	2,779
Unbilled	3,287	6,317	74,642	10,882

Total accounts receivable	4,081	15,235	93,701	13,661
Less: Allowance for doubtful accounts	(81)	(439)	(439)	(64)

Accounts receivable, net	4,000	14,796	93,262	13,597
Notes receivable	150	—	1,050	153

	4,150	14,796	94,312	13,750

Movements in allowance for doubtful accounts:
Balance at the beginning of the year	—	(81)	(439)	(64)
Provision	(81)	(358)	—	—

Balance at the end of the year	(81)	(439)	(439)	(64)

4.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Advances to suppliers
Current portion	5,300	3,439	32,028	4,669
Non-current portion	—	—	5,083	741

Total	5,300	3,439	37,111	5,410

Advances to suppliers represent prepaid rental payments made to lessors of advertising structures and space. All the advances are interest-free. If the suppliers breach the terms of the lease agreements, the Group is entitled to terminate the agreements, demand the immediate repayment of all outstanding amounts under the relevant lease agreement, and request compensations for all damages and losses.

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Prepayments	—	—	246	36
Other receivables	223	665	14,674	2,139
Other current assets	1,008	—	—	—

Total	1,231	665	14,920	2,175

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Computers and office equipment	189	495	1,779	259
Motor vehicles	—	161	903	132
Advertising structures	1,512	2,589	10,007	1,459
Leasehold improvement	—	—	745	109
Less: Accumulated depreciation	(122)	(408)	(965)	(141)

Property and equipment, net	1,579	2,837	12,469	1,818

Construction in progress	—	—	511	74

Total	1,579	2,837	12,980	1,892

Depreciation expense of property and equipment was RMB115, RMB286 and RMB887 (US$129) for the years ended December 31, 2005, 2006 and 2007, respectively.

7.	GOODWILL AND INTANGIBLE ASSETS, NET

During 2007, the VIE purchased Mr. Xianzhou Zhu’s equity interest of Chengdu Advertising, which was accounted for as an acquisition of minority interest in a subsidiary using the purchase method (see Note 1). In addition, the VIE acquired other outdoor media resources and related assets and accounted for this acquisition as a business combination under SFAS No. 141, Business Combinations. These acquisitions resulted in the recognition of RMB9,447 of goodwill in 2007. The changes in the carrying amount of goodwill are as follows:

	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Balance as of January 1	—	—	—	—
Goodwill acquired	—	—	9,447	1,377

Balance as of December 31	—	—	9,447	1,377

Intangible assets consist of the following:

	December 31, 2007
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	(RMB)	(RMB)	(RMB)	(US$)
Acquired lease agreements	15,306	(963)	14,343	2,091
Acquired advertising sales agreements	894	(297)	597	87
Purchased software	92	(19)	73	11

Total	16,292	(1,279)	15,013	2,189

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Amortization expense for the year ended December 31, 2007 is RMB1,279 (US$187) (2005 and 2006: nil). Estimated amortization expenses of the existing intangible assets for the next five years are as follows:

For the year ending December 31,	(RMB)	(US$)
2008	3,004	438
2009	2,390	348
2010	1,710	249
2011	1,709	249
2012 and thereafter	6,200	905

Total	15,013	2,189

8.	BUSINESS TAX AND OTHER TAXES PAYABLE

Business tax and other taxes payable as of December 31, 2005, 2006 and 2007 consist of the following:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Business tax and other sales tax	—	704	8,482	1,237
Culture and education construction fee	389	2,252	4,718	688
Withholding individual income tax	565	909	1,395	203
Others	102	240	770	112

Total	1,056	4,105	15,365	2,240

9.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Accrued expenses	146	72	21,406	3,121
Accrued unrecognized tax benefits	12	11,339	13,750	2,005
Other liabilities	114	303	6,051	882

Total	272	11,714	41,207	6,008

The Group has adopted an income tax return preparation method principally based on tax invoices issued and received. In accordance with current PRC income tax laws and regulations, an income tax return should be prepared based on accounting income under accounting principles generally accepted in the People’s Republic of China (“PRC GAAP”) after adjusting for certain tax adjustments. The Group believes that it is probable its method of tax return preparation will not sustain a tax examination performed by tax authorities. As of December 31, 2006, in accordance with SFAS No. 5, Accounting for Contingencies, the Group has recognized an income tax provision of RMB11,339 recorded as income tax expenses for unrecognized tax benefits which represent the estimated income tax expense the Group would pay for the year ended December 31, 2006 should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

As of December 31, 2007, in accordance with FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, the Group has recognized an additional liability of RMB3,039 (US$443) for unrecognized tax benefits, of which RMB1,800 (US$262) represents the estimated income tax expenses, RMB1,139 (US$166) represents the interest expense and RMB100 (US$15) represents the penalties the Group would pay for the year ended December 31, 2007 should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations.

Chengdu Time Share has derived its revenues from the technical consulting services provided to the VIE. Such services were conducted at the locations outside the Chengdu High and New Technology Industry Zone. In accordance with the related PRC income tax rules and regulations, income derived from operations outside state-approved High and New Technology zones, such as the Chengdu High and New Technology Industry Zone, does not qualify for tax holidays and a reduced income tax rate that enterprises registered locally would be entitled to. Accordingly, the Group has recorded an additional liability for unrecognized tax benefits in accordance with FIN48 in the amount of RMB785 (US$114), representing the estimated income tax expenses the Group would pay for the year ended December 31, 2007 if the income from such services was taxed at the PRC statutory enterprise income tax rate of 33%.

The Group has RMB11,339 of cumulative unrecognized tax benefits as of January 1, 2007.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance — January 1, 2007 (RMB)	11,339
Additional liability	3,824
Expiry of statutory limitation	(1,413)

Balance — December 31, 2007 (RMB)	13,750

Balance — December 31, 2007 (US$)	2,005

As of December 31, 2007, the Group has recognized a provision of RMB13,750 (US$2,005) for unrecognized tax benefits, which represents the amount of unrecognized tax benefits that would impact the effective tax rate if recognized. It is possible that the amount of unrecognized tax benefits will change in the next 12 months. Pending factors include changes in the amount of PRC statutory taxable income due to the application and interpretation of PRC tax law, including but not limited to transfer pricing related tax positions. However, an estimate of the range of the possible change cannot be made at this time.

10.	ASSET RETIREMENT OBLIGATIONS

The Group’s asset retirement obligations include the costs associated with the disposal of billboards and restoration of the rental locations.

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Balance at the beginning of year	—	56	59	9
Additions to asset retirement obligations	55	—	272	40
Accretion expense	1	3	6	1
Disposal	—	—	(59)	(9)

Balance at the end of year	56	59	278	41

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

No market-risk premium has been included in the Company’s calculation of asset retirement obligations balances since no reliable estimate can be made by the Company.

11.	5% SECURED CONVERTIBLE NOTES AND SECURED WARRANTS

Long-term debt consists of the following:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Convertible notes	—	—	130,725	19,059

On December 19, 2007, the Company issued 5% secured convertible notes (the “Convertible Notes”) due 2010 and 80 secured warrants (the “Warrants”) at a face value of US$100 each warrant to Blue Ridge Investments, LLC (“Blue Ridge”) for a cash consideration of US$20,000. The key terms of the Convertible Notes and the Warrants summarized below are defined in the Subscription Agreement dated December 18, 2007 among the Company, Blue Ridge and certain other parties.

Convertible Notes

Conversion

Each Convertible Note shall be convertible into ordinary shares, at the option of the holder thereof, at any time during the Conversion Period. The number of shares to be issued upon conversion shall be determined by dividing principal amount of the Convertible Note to be converted by the Conversion Price. The Conversion Price will be 100 per cent of the price per Share at which Shares are issued and/or offered to the public under the initial public offering (the “IPO”). Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each Convertible Note at 100 per cent of its principal amount on the IPO closing date together with any accrued and unpaid interest.

Maturity

In the event that no IPO has occurred by September 19, 2010 (the “Maturity Date”) and unless previously redeemed, converted or purchased and cancelled, the Company shall redeem each Convertible Note at 100 per cent of its principal amount on the Maturity Date together with the Early Redemption Amount and any accrued and unpaid interest and any premium.

The Early Redemption Amount of a Convertible Note shall be calculated at a rate of 10% per annum of its principal amount and based on the actual days outstanding.

Redemption at the option of the Company

The Company may, at its option, at any time, redeem all or some of the Convertible Notes at an amount ranging from 100 to 102 per cent of their principal amount based on the date fixed for the redemption of the Convertible Notes, together with any Early Redemption Amount and any accrued and unpaid interest.

Redemption for change of control

Following the occurrence of a Change in Control (as defined by Subscription Agreement), each Convertible Note holder will have the right at his/her option, to require the Company to redeem in whole but not in part such Convertible Notes at a redemption amount equivalent to 100 per cent of the principal amount plus the Early Redemption Amount and any accrued and unpaid interest.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Mandatory redemption upon exercise of drag-along right

Upon the exercise of drag-along right (see Note 12) and unless previously redeemed, converted or purchased and cancelled, the Company shall redeem all outstanding Convertible Notes at 100 per cent of its principal amount together with the Early Redemption Amount and any accrued and unpaid interest and premium within 15 days of the date of the drag along exercise.

Accounting for the Convertible Notes

The Convertible Notes were initially recorded as long-term debt at the proceeds received net of the fair value of the bifurcated embedded derivative and the Warrants. The Convertible Notes are subsequently accreted to the amount payable upon maturity using the effective interest method. In the event of an initial public offering (where the Convertible Notes are automatically converted or redeemed), the initial discount on the Convertible Notes would be recognized immediately as interest expense with a credit to additional paid-in-capital.

The Company evaluated the embedded conversion option in its Convertible Notes to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the Convertible Notes does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded or readily convertible into cash.

The holder of the Convertible Note is guaranteed to receive the Company’s shares with US$20,000 in value upon conversion, or the convertible note will be redeemed upon an initial public offering for US$20,000 in cash. This feature does not constitute a beneficial conversion feature because the holder has the option of receiving the principal in cash or shares at fair market value upon the initial public offering. Therefore, the holder does not benefit from the conversion price of the shares.

The Convertible Notes provide the holder with an option, upon the occurrence of change of control, to require the Company to redeem the Convertible Notes at a redemption amount equivalent to 100 per cent of the principal amount plus the Early Redemption Amount and any accrued and unpaid interest. In addition, in the event that the Series A-1 and Series A-2 shareholder exercises its drag along rights or if the Company does not complete an initial public offering by the maturity date, the Convertible Notes are mandatorily redeemable at 100% of principal amount plus an Early Redemption Amount and any accrued and unpaid interest. Also, unless previously redeemed, converted or purchased and cancelled, the Company will redeem the Convertible Note at 100% of its principal amount on the Initial Public Offering Date with any accrued and unpaid interest. These features meet the definition of a derivative where the underlying is based on the occurrence or non-occurrence of a specified event. Accordingly, an embedded derivative with the above features is bifurcated from the Convertible Notes and accounted for in accordance with SFAS No.13 “Accounting for Derivative Instruments and Hedging Activities”, and the change in fair value of the embedded derivative is recognized through the statement of operations. The Company determined the fair value of the embedded derivative based on valuations performed by Jones Lang LaSalle Sallmanns Limited, an independent valuation firm.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Warrants

Subscription right

The holder of each Warrant will have the right, by way of exercise of such Warrant, to subscribe for a number of fully-paid and non-assessable ordinary shares at the exercise price in effect at such time.

a)	If an IPO occurs before December 31, 2008, at any time during the Warrant Exercise Period, the number of Warrant Shares subscribed will equal to the denominated amount of such Warrant divided by the Warrant Exercise Price;

b)	If an IPO occurs after December 31, 2008, but on or before fourth anniversary of the issue date, at any time during the Warrant Exercise Period, the number of Warrant shares subscribed will equal to 125% of the denominated amount of such Warrant divided by the Warrant Exercise Price;

c)	If no IPO occurs after the third anniversary of the issue date, at any time between the third and fourth anniversary period, the number of Warrant shares subscribed will equal to 125% of the denominated amount of such Warrant divided by the No IPO Exercise Price

The Warrant Exercise Period means the period commencing on (and including) the 10th trading day after the IPO closing date and expiring on and including the date which is 42 months after such date.

The Warrant Exercise Price means 70 percent of the IPO price provided that if prior to the date falling seven trading days before the end of the Warrant Exercise Period, the price per share on the stock exchange has never reached 135% of the IPO Price, the Warrant Exercise Price effective from such date will be 60% of the IPO Price; provided further that in no event shall the Warrant Exercise Price be lower than US$0.30 per share.

No IPO Exercise Price is the product of 15 and the Company’s audited net income for the 2010 financial year divided by the aggregate number of shares outstanding as of such date, provided that the No IPO Exercise Price is not lower than US$0.30 per share.

Accounting for the Warrants

Under EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, (“EITF 00-19”), if a contract could potentially be cash-settled, and such settlement is not within the control of the issuer, the derivative is accounted for as an asset or liability, and changes in fair value are recognized in the statement of operations. Upon issuance of the Warrants and as of December 31, 2007, the Company had insufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. In addition, the provisions in the Subscription Agreement indicate the warrant holder has rights that rank higher than those of a shareholder of the stock. Therefore, the Warrants could potentially be cash-settled and are accounted for as a EITF 00-19 liability accordingly.

The Warrants will continue to be reported as a liability until such time as the warrants are exercised, expire, or no longer potentially cash-settled or the potential of cash settlement is completely within the control of the Company.

The Warrants were initially recorded as an EITF 00-19 liability at a fair value of RMB15,774. The fair value at December 31, 2007 was RMB15,819 (US$2,306), with the resulting change in fair value recognized in the statement of operations. The fair value of the warrants is determined based on a valuation performed by Jones Lang LaSalle Sallmanns Limited, an independent valuation firm.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

12.	CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES

Pursuant to a Share Subscription Agreement dated November 1, 2006 among the Group, the Investors (as defined below) and certain other parties, the Company issued, at a first closing (the “First Closing”) held on November 10, 2006, an aggregate of 12,500,000 convertible contingently redeemable preferred shares (the “Series A-1 Shares”) to Carlyle Asia Growth Partners III, L.P. (“Carlyle”) and CAGP III Co-Investment, L.P. (“CAGP,” and together with Carlyle, the “Investors”) for a price per share of US$0.64 (the “Series A-1 Original Issue Price”). At a second closing (the “Second Closing”) held on July 9, 2007 (the “Series A-2 Original Issue Date”), the Company further issued an aggregate of 9,920,635 Series A-2 convertible contingently redeemable preferred shares (the “Series A-2 Shares” and together with the Series A-1 Shares, the “Series A Shares”) to the Investors for a price per share of US$1.2096 (the “Series A-2 Original Issue Price”).

The key terms of the Series A Shares summarized below are defined in the Company’s Amended and Restated Memorandum and Articles of Association adopted by the special resolution passed on November 1, 2006 and in a Rights Agreement, dated November 10, 2006, signed among the Group, the Investors and certain other parties.

Dividends

In each fiscal year, a holder of the Series A-1 Shares shall be entitled to receive dividends (“Series A-1 Preferred Dividends”) at the rate of 3% of the Series A-1 Original Issue Price, and a holder of the Series A-2 Shares shall be entitled to receive dividends (“Series A-2 Preferred Dividends”) at the rate of 3% of the Series A-2 Original Issue Price, prior to and in preference to any dividends on shares of any other class or series. The Series A-1 Preferred Dividends and the Series A-2 Preferred Dividends shall accrue from year to year, whether or not declared or paid, and no dividend shall be declared or paid in any fiscal year on any other class or series of shares unless and until all Series A-1 Preferred Dividends and all Series A-2 Preferred Dividends for the current year, and all Series A-1 Preferred Dividends and the Series A-2 Preferred Dividends accrued but unpaid from prior years, have been paid in full. The Series A-1 Preferred Dividends and the Series A-2 Preferred Dividends accrued shall become immediately payable at the discretion of the board of directors of the Company (the “Board”) or upon an initial public offering of the ordinary shares. Upon the initial public offering of the ordinary shares, such holders of Series A Shares shall have the right to convert dividends accrued into such number of the ordinary shares at the net initial public offering price (after deducting underwriting commissions and discounts and all levies and taxes).

Without limiting the foregoing, and in addition to any Series A-1 Preferred Dividends and Series A-2 Preferred Dividends, no dividends or other distributions, whether in cash, in property, or in any share of the Company, shall be paid with respect to shares of any class or series unless at the same time a dividend or distribution of like kind and amount is paid on each outstanding Series A Share on an as-converted basis.

Voting rights

The holder of each ordinary share issued and outstanding shall have one vote for each ordinary share held by such holder, and the holder of each Series A Share shall be entitled to the number of votes equal to the number of ordinary shares into which such Series A Share could be converted.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event (as defined below), each holder of Series A Shares shall be entitled to receive, prior to and in preference to any

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

distribution of any of the assets or surplus funds of the Company to the holders of the ordinary shares or any other class or series of shares by reason of their ownership of such shares, the amount of US$0.768 for each Series A-1 Share plus an amount equal to all declared or accrued but unpaid dividends thereon (the “Series A-1 Liquidation Preference”), and the amount of US$1.45152 for each Series A-2 Share plus an amount equal to all declared or accrued but unpaid dividends thereon (the “Series A-2 Liquidation Preference”). After setting aside or paying in full the preferential amounts due to such holders of the Series A Shares, the remaining assets of the Company shall be distributed to the holders of the Series A Shares, ordinary shares and shares of any other class or series on a pro-rata basis, based on the number of ordinary shares then held by each holder on an as-converted basis.

A “Deemed Liquidation Event” shall include (i) a sale, lease or other disposition of all or substantially all of the assets of a Group company, or (ii) a consolidation, merger, acquisition, change of control or other transaction of the Company, with or into any other company or companies in which the shareholders of the Company do not retain a majority of the voting power in the surviving company.

Conversion

Each Series A-1 Share shall be convertible, at the option of the holder thereof, at any time after the First Closing, into ordinary shares as determined by dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price in effect at the time of the conversion (the “Series A-1 Conversion Price”). Each Series A-2 Share shall be convertible, at the option of the holder thereof, at any time after the Series A-2 Original Issue Date, into such number of Ordinary Shares as determined by dividing the Series A-2 Original Issue Price by the Series A-2 Conversion Price in effect at the time of the conversion (the “Series A-2 Conversion Price”). The initial Series A-1 Conversion Price shall be the Series A-1 Original Issue Price, and the initial Series A-2 Conversion Price shall be the Series A-2 Original Issue Price.

Each Series A-1 Share and Series A-2 Share shall automatically be converted into ordinary shares at the then effective Series A-1 Conversion Price and Series A-2 Conversion Price, respectively, immediately prior to the closing of a Qualified Public Offering as defined in the Company’s Amended and Restated Memorandum and Articles of Association.

In the event that the Company issues additional securities for a consideration per share received by the Company less than the Series A-1 Conversion Price or the Series A-2 Conversion Price, as the case may be, in effect on the date of and immediately prior to such issue, then and in such event, the Series A-1 Conversion Price or the Series A-2 Conversion Price, as the case may be, shall be reduced, concurrently with such issue, to a price equal to the consideration per share for which such additional securities are issued. If such additional securities are issued for no consideration, then the consideration per share shall be deemed to be the then current par value of each ordinary share. Certain issuances shall not constitute issuances of additional securities for the purposes of adjusting the conversion prices including, for example, issuances (i) pursuant to an equity incentive plan approved by the Board; (ii) upon conversion of Series A Shares or upon exercise of outstanding options or warrants; (iii) as a dividend or distribution on Series A Shares; or (iv) in connection with any share split, share dividend, recapitalization or similar transaction for which proportional adjustments are made.

If the Company’s net income of 2007 as defined in the Company’s Amended and Restated Memorandum and Articles of Association is greater than or equal to US$8,000 or its equivalent in another currency, then the Series A-2 Conversion Price shall be adjusted once to equal to the then-existing Series A-2 Conversion Price times a fraction, the numerator of which shall be the Net Income of 2007 and the denominator of which shall be US$8,000, provided that, any such adjustment shall not cause the new Series A-2 Conversion Price to be adjusted to an amount greater than US$1.73; and if the Company’s net income of 2007 is less than US$8,000 or its

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

equivalent in another currency, then the Series A-2 Conversion Price shall be adjusted once to equal to the lower of (i) the then-existing Series A-2 Conversion Price or (ii) the Series A-2 Original Issue Price times a fraction, the numerator of which shall be the Net Income of 2007 and the denominator of which shall be US$8,000, provided, that, any such adjustment shall not cause the new Series A-2 Conversion Price to be adjusted to an amount lower than US$0.93.

Redemption

Upon written request by holders of a majority of the Series A Shares after the fourth anniversary of the First Closing, the Company shall redeem up to all Series A Shares held by the requesting holders of Series A Shares and shall effect redemption by paying cash in an amount per share equal to the Series A-1 Liquidation Preference and the Series A-2 Liquidation Preference.

Drag-along right

For only so long as holders of the Series A Shares (“Series A Holders”) hold no less than fifty percent (50%) of the Series A Shares that such Series A Holders subscribed for at each Closing, if, at any time after January 1, 2008, holders of a majority of the Series A Shares (the “Dragging Holders”) approve an offer to purchase all or substantially all of the equity or assets of any or all of the Group, or the business conducted by them (a “Drag-Along Sale”) with total gross proceeds (before expenses) of not less than forty (40) times the audited consolidated net income of the Company for the last available preceding year (determined in accordance with US GAAP), in cash or other consideration, then all other shareholders of the Company (the “Dragged Holders”) will agree to, and will vote in favor of, such Drag-Along Sale, and shall transfer their shares or ownership interest in the Group or the Group companies involved in such Drag-Along Sale as required to effect the Drag-Along Sale. The Dragged Holders shall also use commercially reasonable efforts to procure all other shareholders of the relevant Group companies to vote in favor of such Drag-Along Sale and to transfer their shares or ownership interest in the Group or Group companies involved in such Drag-Along Sale as required to effect the Drag-Along Sale.

Accounting for the convertible contingently redeemable preferred shares

The Series A Shares have been classified as mezzanine equity as these preferred shares may be redeemed at the option of the holders on or after an agreed upon date.

The initial carrying value of the Series A-1 Shares and Series A-2 Shares is their issuance price at their respective issuance dates. The holders of Series A Shares have the ability to convert the instrument into the Company’s ordinary shares. The Company evaluated the embedded conversion option in its preferred shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the preferred shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash.

Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the ordinary shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. The resulting discount to the preferred shares is then accreted to the redemption value using the effective interest method as a deemed dividend through retained earnings. The Company determined the fair value of ordinary shares based on valuations performed by Jones Lang Lasalle Sallmanns Limited, an independent valuation firm.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

On November 10, 2006, the most favorable conversion price used to measure the beneficial conversion feature of the Series A-1 Shares was its issuance price of US$0.64. No beneficial conversion feature was recognized for the Series A-1 Shares as the fair value per ordinary share at the commitment date was US$0.23, which was less than the most favorable conversion price.

According to the Company’s Amended and Restated Memorandum and Articles of Association, the Series A-2 Conversion Price shall be adjusted based on the Company’s net income of 2007, provided that, the Series A-2 Conversion Price shall not be an amount lower than US$0.93. On July 9, 2007 the most favorable conversion price used to measure the beneficial conversion feature of the Series A-2 Shares was US$0.93. No beneficial conversion feature was recognized for the Series A-2 Shares as the fair value per ordinary share at the commitment date was US$0.92, which was less than the most favorable conversion price.

The cumulative preferred dividends were recorded as a reduction of income available to ordinary shareholders.

An accretion charge to increase the Series A Shares’ carrying value to their expected redemption amount is recorded to retained earnings from the date of issuance to the earliest redemption date of the Series A Shares using the interest method.

The carrying values of Series A Shares are as follows:

	Series A-1 Shares	Series A-2 Shares	Total Series A Shares
	(RMB)	(RMB)	(RMB)
Balance — January 1, 2006	—	—	—
Issuance of preferred shares	62,750	—	62,750
Issuance costs	(5,609)	—	(5,609)
Accretion	244	—	244
Cumulative dividend	150	—	150

Balance — December 31, 2006	57,535	—	57,535

Issuance of preferred shares	—	90,876	90,876
Issuance costs	—	(5,232)	(5,232)
Related tax benefits	1,554	1,776	3,330
Accretion	2,842	2,318	5,160
Cumulative dividend	1,751	1,196	2,947
Foreign currency translation adjustment	(4,240)	(3,422)	(7,662)

Balance — December 31, 2007	59,442	87,512	146,954

Balance — December 31, 2007 (US$)	8,666	12,759	21,425

13.	INCOME TAX

Cayman Islands

Under the laws of the Cayman Islands, no withholding tax on dividends or other distributions, nor any tax computed on profits or income or on any capital assets, gain or appreciation will be payable by an exempted company on its operations. Accordingly, the Company is not subject to tax.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

China

Chengdu Time Share, being a foreign invested enterprise and located in the Chengdu High and New Technology Industry Zone, has been certified as a “High and New Technology Enterprise” and thus entitled to a reduced Enterprise Income Tax (“EIT”) rate of 15% in 2007. In addition, Chengdu Time Share was granted a “tax holiday” for a full exemption from EIT for 2007 and 2008, as long as it continues to qualify as a “New and High Technology Enterprise”.

Prior to 2008, Sichuan Time Share, Chengdu Advertising, and Sichuan Outdoor, as PRC domestic companies, are governed by the Enterprise Income Laws of the PRC and are subject to EIT at a rate of 33%.

The PRC Enterprise Income Tax Law (“the New Enterprise Income Tax Law” or “the New EIT Law”) was passed by the National People’s Congress on March 16, 2007 and the effective date is January 1, 2008. On November 28, 2007, the PRC State Council passed the Detailed Implementation Rules (“DIR”) of the New CIT Law, which is also effective January 1, 2008. The New Enterprise Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Accordingly, Sichuan Time Share, Chengdu Advertising, Beijing Advertising, Xi’an Advertising, and Hubei Advertising are subject to the statutory tax rate of 25% beginning 2008. In accordance with the DIR of the New EIT Law, the preferential tax treatments granted to entities that were previously qualified for “High and New Technology Enterprise” under the old Income Tax Law will not automatically qualify for the preferential tax treatments granted to “High and New Technology Enterprise strongly supported by the State” under the New EIT Law. Accordingly, Chengdu Time Share will be subject to the statutory 25% tax rate beginning 2008 unless it successfully obtains the approval for the aforesaid “High and New Technology Enterprise strongly supported by the State” status. However, since Chengdu Time Share benefits from the aforementioned “tax holiday”, the applicable income tax rate of Chengdu Time Share in 2008 is nil.

Income (loss) before income taxes consists of:

	Years ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Cayman Islands	—	(8,605)	(1,070)	(156)
PRC	(5,484)	25,746	69,190	10,087

	(5,484)	17,141	68,120	9,931

Income tax expenses (benefits) consist of:

	Years ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Current income tax expenses	—	12,108	10,057	1,466
Deferred income tax benefits	(336)	(288)	(2,027)	(295)

	(336)	11,820	8,030	1,171

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

The reconciliation of income tax computed at the statutory income tax rate of 33% to the effective income tax provision recorded is as follows:

	Years ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Taxation at PRC EIT statutory rate of 33%	(1,810)	5,656	22,480	3,277
Impact of tax rate difference	—	2,840	354	52
Impact of changes in tax rate	—	—	945	138
Effect of tax exemption inside PRC	—	—	(18,674)	(2,722)
Non-deductible expenses	1,842	1,148	1,565	228
Tax benefits recorded in Series A shares	—	—	3,330	485
Changes in valuation allowance	(368)	2,176	(1,970)	(287)

Income tax provision	(336)	11,820	8,030	1,171

Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts incurred for income tax purpose. The components of deferred tax assets are as follows:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Deferred tax assets-current:
Net operating loss carry-forwards	1,277	2,278	144	21
Accrued business tax and related surcharges	—	333	2,571	375
Allowance for doubtful accounts	20	103	104	15
Advances from customers	852	305	298	43
Advertising expense	—	266	—	—
Accounts payable	863	1,716	1,888	275

Total	3,012	5,001	5,005	729

Deferred tax liabilities-current:
Business tax and related surcharge	(370)	(196)	(205)	(30)

Total	(370)	(196)	(205)	(30)
Valuation allowance	(2,642)	(4,805)	(2,801)	(408)

Net deferred tax assets-current	—	—	1,999	291

Deferred tax assets-non-current:
Start-up cost	—	13	74	11

Total	—	13	74	11
Valuation allowance	—	(13)	(47)	(7)

Net deferred tax assets — non-current	—	—	27	4

Deferred tax liabilities — non-current:
Acquired intangible assets	—	—	(264)	(38)

Total	—	—	(264)	(38)

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

The Company records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2007, the Group had net operating loss carry forwards of approximately RMB578 (US$84) for income tax purpose that expire in year 2012.

The benefit of tax holiday per basic and diluted earnings per share is as follows:

	Years ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Basic and diluted	—	—	0.28	0.04

14.	ORDINARY SHARES

The Company’s Articles of Association, as amended, authorized the Company to issue 100,000,000 shares of US$0.0001 par value each. Each ordinary share is entitled to one vote. The rights of ordinary shares are junior and subordinate to the rights of preferred shares with regard to dividends and distributions upon liquidation and deemed liquidation as provided in the Company’s Articles of Association.

On October 4, 2006, the Company issued 45,000,000 and 5,000,000 ordinary shares with par value of US$0.0001 to Insighting and Knowrience, respectively, in connection with the incorporation of the Company. As at December 31, 2005, 2006 and 2007, there were 50,000,000 ordinary shares outstanding, respectively.

During 2005, 2006 and 2007, the controlling shareholder received cash related to certain accounts receivable and paid certain accounts payable relating to the Company’s businesses. The aggregate of these transactions is recorded as a net contribution by shareholder or net distribution to shareholder.

15.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from the Subsidiary. Relevant PRC statutory laws, rules and regulations permit payments of dividends by the Subsidiary only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Subsidiary.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A non wholly-owned foreign invested enterprise is permitted to provide all the above allocation of annual after-tax profit at the discretion of its board of directors.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Chengdu Time Share and Xi’an Time Share were established as wholly-owned foreign invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

Furthermore, in accordance with the Company Law of the People’s Republic of China, a domestic enterprise is required to provide a statutory general reserve of at least 10% of its annual after-tax income until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Sichuan Time Share, Chengdu Advertising, and Sichuan Outdoor were established as domestic invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

Under PRC laws, rules and regulations, Chengdu Time Share, Xi’an Time Share, Sichuan Time Share, Beijing Advertising, Xi’an Advertising, Hubei Advertising, Chengdu Advertising, and Sichuan Outdoor are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves of Chengdu Time Share and Xi’an Time Share, and the net assets of Sichuan Time Share, Beijing Advertising, Xi’an Advertising, Hubei Advertising, and Chengdu Advertising, as determined pursuant to PRC generally accepted accounting principles, totaling RMB123,772 (US$18,045) as of December 31, 2007.

16.	SHARE-BASED COMPENSATION

Total share-based compensation cost recognized for the years ended December 31, 2005, 2006 and 2007 is as follows:

	Years ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Sales and marketing expenses	—	6,341	—	—
General and administrative expenses	—	2,264	—	—

	—	8,605	—	—

As of December 31, 2005, 2006 and 2007, there was no unrecognized share-based compensation cost.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

17.	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the years ended December 31, 2005, 2006 and 2007 have been calculated as follows:

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Numerator:
Net income (loss) attributable to holders of ordinary shares	(5,102)	4,191	52,071	7,592
Less: Undistributed earnings allocated to participating preferred shares	—	125	13,293	1,938

Net income (loss) allocated to common shares for computing net income (loss) per ordinary share — basic and diluted	(5,102)	4,066	38,778	5,654

Denominator:
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share — basic and diluted	50,000,000	50,000,000	50,000,000	50,000,000

Net income (loss) per ordinary share — basic and diluted	(0.10)	0.08	0.78	0.11

The net income (loss) attributable to holders of ordinary shares was allocated among ordinary shares and Series A Shares on a pro rata basis based on the dividend participating rights. Since each Series A Share has the same participating right as each ordinary share, the allocation was based on the number of ordinary shares and Series A Shares issued.

The Group had securities outstanding which could potentially dilute basic net income (loss) per share in the future, but which were excluded from the computation of diluted net income (loss) per share in the years ended December 31, 2006 and 2007, as their effects would have been anti-dilutive. Such outstanding securities consist of 12,500,000 Series A-1 convertible contingently redeemable preferred shares in 2006 and 2007, 9,920,635 Series A-2 convertible contingently redeemable preferred shares in 2007 and warrants in 2007.

Pro Forma Earnings Per Share (Unaudited)

On November 10, 2006 and July 9, 2007, the Company issued Series A-1 and Series A-2 Shares, respectively, which will convert automatically into ordinary shares upon the completion of an IPO. On December 19, 2007, the Company issued Convertible Notes and Warrants to Blue Ridge Investments, LLC. On April 21, 2008, the Convertible Notes holders determined to convert US$7,000 principal amount of Convertible Notes into ordinary shares at a conversion price equal to 100 per cent of the price of ordinary shares issued and/or offered to the public under IPO. The Company will redeem each of the unconverted US$13,000 principal amount of Convertible Notes at 100 per cent of its principal amount on the IPO closing date together with any accrued and unpaid interest, unless it is previously redeemed, converted, purchased and cancelled before IPO closing date. Assuming the conversion of Series A-1 and A-2 Shares, and US$7,000 principal amount of

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Convertible Notes and redemption of unconverted US$13,000 principal amount of Convertible Notes had occurred on January 1, 2007, the pro forma basic and diluted earnings per share for the year ended December 31, 2007 are calculated as follows:

	Pro forma (Unaudited)
	Years ended December 31,
	2007	2007
	RMB	US$
Numerator:
Net income for computing net income per ordinary share — basic and diluted	42,822	6,243

Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic and diluted	69,857,342	69,857,342

Net income per ordinary share — basic and diluted	0.61	0.09

18.	RELATED PARTY TRANSACTIONS

As of and for the years ended December 31, 2005, 2006 and 2007, the principal related parties with which the Group had transactions during the years are as follows:

Name of related parties	Relationship with the Group
Beijing Dayu Weiye Advertising Co., Ltd.	Affiliate company under the common control of Mr. Jilun He

Sichuan Dayu Plan and Design Co., Ltd.	Affiliate company under the common control of Mr. Jilun He

Guangzhou Dayu Advertising Co., Ltd.	Affiliate company under the common control of Mr. Jilun He

Chengdu Shengshi Guanghua Advertising Co., Ltd.	Affiliate company under the common control of Mr. Jilun He

Chengdu Dayu Plan and Design Co., Ltd.	Affiliate company under the common control of Mr. Jilun He

Chongqing Dayu Advertising and Planning Co., Ltd.	Affiliate company under the common control of Mr. Jilun He

Mr. Da’en He	Father of Mr. Jilun He

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

(1)	The Company had the following related party transactions during the years presented:

		Years ended December 31,
		2005	2006	2007	2007
		(RMB)	(RMB)	(RMB)	(US$)
a)	Advertising services rendered to:
	Chongqing Dayu Advertising and Planning Co., Ltd.	—	—	114	16
	Chengdu Shengshi Guanghua Advertising Co., Ltd.	—	—	130	19
	Beijing Dayu Weiye Advertising Co., Ltd.	—	341	694	102

		—	341	938	137

		Years ended December 31,
		2005	2006	2007	2007
		(RMB)	(RMB)	(RMB)	(US$)
b)	Advertisement production services and advertising structures and space rental services provided by:
	Chongqing Dayu Advertising and Planning Co., Ltd.	—	89	1,947	284
	Chengdu Shengshi Guanghua Advertising Co., Ltd.	2,471	10,185	16,914	2,466
	Sichuan Dayu Plan and Design Co., Ltd.	170	192	—	—

		2,641	10,466	18,861	2,750

		Years ended December 31,
		2005	2006	2007	2007
		(RMB)	(RMB)	(RMB)	(US$)
c)	Loans/advances to related parties:
	Chongqing Dayu Advertising and Planning Co., Ltd.	1,843	16,986	800	117
	Chengdu Dayu Plan and Design Co., Ltd.	299	—	—	—
	Beijing Dayu Weiye Advertising Co., Ltd.	—	1,584	—	—
	Guangzhou Dayu Advertising Co., Ltd.	240	—	—	—
	Chengdu Shengshi Guanghua Advertising Co., Ltd.	—	2,720	—	—

		2,382	21,290	800	117

The loans to Chengdu Shengshi Guanghua Advertising Co., Ltd. were unsecured and interest-free. The repayment of the loan to Chengdu Shengshi Guanghua Advertising Co., Ltd. was guaranteed by Mr. Jilun He. Other advances were all unsecured, interest-free and repayable on demand. In addition, the Group granted short-term loans or advances, free of interest, to Chongqing Dayu Advertising and Planning Co., Ltd. for RMB1,843, RMB16,986 and RMB800 (US$117), Chengdu Dayu Plan and Design Co., Ltd. for RMB299, nil and nil, Beijing Dayu Weiye Advertising Co., Ltd. for nil, RMB1,584 and nil, and Guangzhou Dayu Advertising Co., Ltd. for RMB240, nil and nil, for the years ended December 31, 2005, 2006 and 2007, respectively.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Interest expense was imputed on the outstanding short-term loans or advances at the prevailing market interest rate of 7.34% to 8.98% per annum. Compensation expenses, imputed for the years ended December 31, 2005, 2006 and 2007 in the amount of RMB130, RMB1,004 and RMB995 (US$145), respectively, were recorded as a result of foregone interest, with a corresponding credit to additional paid-in capital.

		Years ended December 31,
		2005	2006	2007	2007
		(RMB)	(RMB)	(RMB)	(US$)
d)	Loans to shareholders:
	Mr. Jilun He	889	1,431	8,900	1,298
	Mr. Xianzhou Zhu	1,100	1,011	—	—

		1,989	2,442	8,900	1,298

The Group granted short-term loans, free of interest, to Mr. Jilun He, the Chief Executive Officer, for RMB889, RMB1,431 and RMB8,900 (US$1,298), and to Mr. Xianzhou Zhu, the Vice President, for RMB1,100, RMB1,011 and nil for the years ended December 31, 2005, 2006 and 2007, respectively. Interest expense was imputed on the outstanding short-term loans at the prevailing market interest rate of 7.34% to 8.98% per annum. Compensation expenses, imputed for the years ended December 31, 2005, 2006 and 2007 in the amount of RMB66, RMB236 and RMB26 (US$4), respectively, were recorded as a result of foregone interest, with a corresponding credit to additional paid-in capital.

		Years ended December 31,
		2005	2006	2007	2007
		(RMB)	(RMB)	(RMB)	(US$)
e)	Property use fee contributed by a related party and a shareholder:
	Beijing Dayu Weiye Advertising Co., Ltd.	—	83	232	34
	Mr. Jilun He	577	579	778	113

		577	662	1,010	147

For the years ended December 31, 2006 and 2007, the Group was provided with office facilities free of charge by Beijing Dayu Weiye Advertising Co., Ltd. which shared the facilities with the Group. For the years ended December 31, 2005, 2006 and 2007, the Group was provided with advertising structures free of charge by its shareholder, Mr. Jilun He, who has the ownership of the structures. The property use fee for both transactions, calculated based on the historical cost of the structures, was recorded as cost and expense in the consolidated statements of operations with a corresponding credit to additional paid-in capital for the periods presented.

		Years ended December 31,
		2005	2006	2007	2007
		(RMB)	(RMB)	(RMB)	(US$)
f)	Advertising structure construction service provided by:
	Chengdu Shengshi Guanghua Advertising Co., Ltd.	—	1,130	1,399	204

These represent the fees paid to Chengdu Shengshi Guanghua Advertising Co., Ltd. for the advertising construction services provided for Chengdu Advertising and Sichuan Outdoor.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

g)	Disposal of interest in Sichuan Time Share

Pursuant to an equity purchase agreement, dated September 9, 2006, Mr. Jilun He, purchased from Chengdu Advertising its 68% equity interest in Sichuan Time Share for RMB1,088. Pursuant to an equity purchase agreement, dated September 9, 2006, Mr. Da’en He, purchased from Chengdu Advertising its 2% equity interest in Sichuan Time Share for RMB32. These transactions are related to the Reorganization described in Note 1 and are accounted for as a reorganization of entities under common control.

(2)	The Company had the following related party balances as of the years ended December 31, 2005, 2006 and 2007:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Amounts due from related parties:
Chengdu Dayu Plan and Design Co., Ltd.	299	—	—	—
Chongqing Dayu Advertising and Planning Co., Ltd.	1,843	18,740	3,173	463
Sichuan Dayu Plan and Design Co., Ltd.	170	—	—	—
Beijing Dayu Weiye Advertising Co., Ltd.	1,153	2,381	69	10
Chengdu Shengshi Guanghua Advertising Co., Ltd.	—	802	—	—

	3,465	21,923	3,242	473

Amounts due to related parties:
Guangzhou Dayu Advertising Co., Ltd.	(676)	—	—	—
Beijing Dayu Weiye Advertising Co., Ltd.	—	—	—	—
Chengdu Shengshi Guanghua Advertising Co., Ltd.	(601)	—	(2,644)	(385)

	(1,277)	—	(2,644)	(385)

All balances with related parties are unsecured, interest-free and repayable on demand except for the loans to Chengdu Shengshi Guanghua Advertising Co., Ltd. as mentioned above.

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Amounts due from shareholders:
Mr. Jilun He	889	2,319	—	—
Mr. Xianzhou Zhu	1,100	2,111	—	—

	1,989	4,430	—	—

The balances represent loans to shareholders.

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Amounts due to shareholders:
Mr. Jilun He	—	—	(118,596)	(17,290)
Mr. Xianzhou Zhu	—	—	(5,000)	(729)

	—	—	(123,596)	(18,019)

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

On May 18, 2007, the VIE entered into an agreement with Mr. Jilun He and Mr. Xianzhou Zhu, who are the equity holders of Chengdu Advertising, to acquire their 95% and 5% ownership, respectively, of Chengdu Advertising in exchange for cash consideration of RMB200,000, in aggregate. These amounts represent the net amounts due to the shareholders at the end of 2007.

19.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of Chengdu Time Share, the VIE, Chengdu Advertising, Sichuan Outdoor, Beijing Advertising, Xi’an Advertising, and Hubei Advertising in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on 37% of the employees’ salaries. Chengdu Time Share, the VIE, Chengdu Advertising, Sichuan Outdoor, Beijing Advertising, Xi’an Advertising, and Hubei Advertising have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,221, RMB2,008 and RMB2,704 (US$394) for the years ended December 31, 2005, 2006 and 2007, respectively.

20.	SEGMENT REPORTING

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Group chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment. The Group has internal reporting that does not distinguish between markets or segments.

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

Revenues generated from each form of media in 2005, 2006 and 2007 are as follows:

	Years ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Revenues:
Billboards	63,264	113,983	226,241	32,984
Out-of-home network media	1,971	11,722	37,346	5,445
Other media	11,121	13,700	23,596	3,440

Total	76,356	139,405	287,183	41,869
Business tax and other sales tax	(2,418)	(5,505)	(11,165)	(1,628)

Net revenues	73,938	133,900	276,018	40,241

TCL Group represented the single customer accounted for more than 10% of the Group’s consolidated revenues for 2005 and 2006, in the amount of RMB39,062 and RMB71,972, respectively. Romon Group Co., Ltd. represented the single customer accounted for more than 10% of the Group’s consolidated revenue for 2007, in the amount of RMB40,947 (US$5,970).

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

21.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into operating lease arrangements mainly relating to advertising structures and space, and office facilities. Payments under operating leases are expensed on a straight-line basis over the term of the lease. Total lease expense under all operating leases was RMB49,062 RMB78,663 and RMB167,767 (US$24,459) for the years ended December 31, 2005, 2006 and 2007, respectively.

Future minimum lease payments for non-cancelable operating leases as of December 31, 2007 are as follows:

Office facilities

Years ended December 31,	2007	2007
	(RMB)	(US$)
2008	871	127
2009	598	87
2010	220	32
2011	12	2
2012	8	1

Total	1,709	249

Advertising structures and space

Years ended December 31,	2007	2007
	(RMB)	(US$)
2008	124,975	18,220
2009	96,569	14,079
2010	91,855	13,392
2011	60,747	8,856
2012	46,840	6,829
Thereafter	43,602	6,357

Total	464,588	67,733

Contingency

Though PRC regulations currently permit 100% foreign ownership of companies to provide advertising services, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operating experience in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. The Group does not directly operate an advertising business outside of China and thus cannot provide advertising services under PRC regulations until three years after the Group commences any such operations outside of China or until the Group acquires a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, Chengdu Time Share, currently is not eligible to apply for the required licenses to provide advertising services in China. Substantially all of the Group’s operations are conducted through contractual arrangements with Sichuan Time Share.

Chengdu Time Share has entered into contractual arrangements with Sichuan Time Share, pursuant to which the Company, through Chengdu Time Share, provides technical support and consulting services to Sichuan Time

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Share. In addition, Chengdu Time Share has entered into agreements with Sichuan Time Share and each of its shareholders, which provide the Company with the substantial ability to control Sichuan Time Share through its right to appoint Sichuan Time Share’s management. In the opinion of management and the Company’s PRC counsel: (i) the ownership structure of the Company, Chengdu Time Share and Sichuan Time Share are in compliance with existing PRC laws, rules and regulations; (ii) the contractual arrangements with Sichuan Time Share and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws, rules and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations relating to the contractual arrangements mentioned above. Accordingly, there is no assurance that PRC regulatory authorities will not ultimately take a contrary view. If the current ownership structure of the Group and its contractual arrangements with Sichuan Time Share are found to be in violation of any existing or future PRC laws, rules and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws, rules and regulations. In the opinion of management, the likelihood of the Group’s current ownership structure or the contractual arrangements with Sichuan Time Share being in violation of PRC laws, rules and regulations is remote.

22.	SUBSEQUENT EVENTS

Approval of share incentive plan and grant of options

On April 16, 2008, the shareholders and board of directors of the Company approved the Share Incentive Plan (the “Plan”). Subject to adjustment as provided in the Plan, a maximum number of 7,500,000 ordinary shares may be issued pursuant to the Plan.

On April 16, 2008, the Committee designated by board of directors of the Company, granted 3,711,100 options at an exercise price of US$3.20 per share. The options granted shall vest over periods ranging from one to five years from the date of grant.

On May 15, 2008, the Company granted 180,000 restricted shares to a senior member of management. The restricted shares will vest over a two-year period from the date of grant.

Exercise of conversion right of Convertible Notes

On April 21, 2008, the Convertible Notes holders determined to convert US$7,000 principal amount of Convertible Notes into ordinary shares at a conversion price equal to 100 per cent of the price of ordinary shares issued and/or offered to the public under the IPO. The Company will redeem each of the unconverted US$13,000 principal amount of Convertible Notes at 100 per cent of its principal amount on the IPO closing date together with any accrued and unpaid interest, unless it is previously redeemed, converted, purchased and cancelled before the IPO closing date.

Earthquake in Sichuan province

On May 12, 2008, an earthquake measuring 8.0 on the Richter scale struck Sichuan province, where the Group conducts a substantial portion of its business through Chengdu Advertising, a subsidiary of the VIE. A significant number of the billboards for which the Group has exclusive rights or long-term leases to operate are located in Sichuan province. The Group is in the process of assessing the impact of this earthquake on its business operations, financial condition and results of operations.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

23.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a stand-alone basis:

	December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Balance sheets
Current Assets:
Cash and bank balances	—	3	3	—
Prepaid expense	—	—	19,215	2,801

Total current assets	—	3	19,218	2,801

Non-current Assets
Long-term investments	—	75,284	357,432	52,111
Debt issuance costs	—	—	1,687	246

Total non-current assets	—	75,284	359,119	52,357

Total Assets	—	75,287	378,337	55,158

Current Liabilities:
Other payables	—	4	8	1
Amounts due to a subsidiary	—	5,609	23,798	3,470
Accrued expenses	—	—	8,159	1,190
Interest payable	—	—	220	32

Total current liabilities	—	5,613	32,185	4,693

Non-current Liabilities:
Warrant liabilities	—	—	15,819	2,306
Long-term debt	—	—	130,725	19,059

Total non-current liabilities	—	—	146,544	21,365

Total Liabilities	—	5,613	178,729	26,058

Mezzanine Equity
Series A-1 convertible contingently redeemable preferred shares	—	57,535	59,442	8,666
Series A-2 convertible contingently redeemable preferred shares	—	—	87,512	12,759
Shareholders’ Equity:
Ordinary shares (par value US$0.0001 per share; 100,000,000 shares authorized; 50,000,000 shares issued and outstanding as of December 31, 2005, 2006 and 2007)	—	—	—	—
Additional paid-in capital	1,512	12,477	(8,614)	(1,256)
Retained earnings (accumulated deficit)	(1,512)	(337)	53,498	7,800
Accumulated other comprehensive income (loss)	—	(1)	7,770	1,133

Total shareholders’ equity	—	12,139	52,654	7,677

Total liabilities and shareholders’ equity	—	75,287	378,337	55,160

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

	Years ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Statements of operations
Revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—
Operating expenses	—	(8,605)	(1,070)	(156)

Operating loss	—	(8,605)	(1,070)	(156)
Equity in profit of Subsidiary, VIE, Chengdu Advertising and Sichuan Outdoor	—	10,174	63,012	9,187

Income before income tax	—	1,569	61,942	9,031
Income tax	—	—	—	—

Net income	—	1,569	61,942	9,031
Accretion of series A-1 convertible contingently redeemable preferred shares	—	(244)	(2,842)	(414)
Cumulative dividend on series A-1 convertible contingently redeemable preferred shares	—	(150)	(1,751)	(255)
Accretion of Series A-2 convertible contingently redeemable preferred shares	—	—	(2,318)	(338)
Cumulative dividend on Series A-2 convertible contingently redeemable preferred shares	—	—	(1,196)	(174)

Net income attributable to ordinary shareholders	—	1,175	53,835	7,850

	Years ended December 31,
	2005	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Statements of cash flows
Cash flows from (used in) operating activities	—	3	(2)	—
Cash flows used in investing activities	—	(62,750)	(236,896)	(34,537)
Cash flows from financing activities	—	62,750	236,898	34,537
Effect of Exchange rate changes	—	—	—	—

Net increase in cash and cash	—	3	—	—
Cash and cash equivalents at the beginning of year	—	—	3	—

Cash and cash equivalents at the end of year	—	3	3	—

(a)    Basis of presentation

In the Company-only financial statements, the Company’s investment in Chengdu Time Share, Xi’an Time Share, the VIE, Chengdu Advertising and Sichuan Outdoor is stated at cost plus equity in undistributed earnings of Chengdu Time Share, Xi’an Time Share, the VIE, Chengdu Advertising and Sichuan Outdoor since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Such investment is presented on the balance sheet as “Long-term investment” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiary, VIE, Chengdu Advertising and Sichuan Outdoor” on the statements of operations. The Company discontinues applying equity method accounting when the investment and net advances is reduced to zero. If the investee subsequently reports net income, the Company resumes applying equity method accounting only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended. The accumulated share of investees’ net losses not recognized as of December 31, 2005, 2006 and 2007 amounted to RMB7,363, RMB4,347, and RMB6,111 (US$891) respectively.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

(b)    Related party transactions

For the year ended December 31, 2006, Sichuan Time Share and Chengdu Advertising incurred issuance costs relating to the Series A-1 Shares totaling RMB4,709 and RMB900 on behalf of the Company, respectively.

For the year ended December 31, 2007, Sichuan Time Share incurred issuance costs relating to the Series A-2 Shares totaling RMB5,233 (US$763) and convertible notes totaling RMB150 (US$22) on behalf of the Company, respectively. Sichuan Time Share, Chengdu Time Share, Hubei Advertising and Chengdu Advertising incurred cost relating to the Initial Public Offering totaling RMB10,012 (US$1,460), RMB1,501 (US$219), RMB11 (US$2) and RMB6,514 (US$950) on behalf of the Company, respectively.

(c)    Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

(d)    Foreign currencies

The Company determined its functional currency to be the United States dollars (“US$”) while the Company’s subsidiary and VIE determined their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of SFAS No. 52, Foreign Currency Translation. The Company uses the RMB as its reporting currency. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND JUNE 30, 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”),

except for number of shares and per share data)

		December 31,	June 30,		June 30,
	Notes	2007	2008	2008	2008	2008
		(RMB)	(RMB)	(US$)	(RMB)	(US$)
			(unaudited)	(unaudited)	Pro-forma balance sheet (unaudited) Note 2
ASSETS
Current assets:
Cash and cash equivalents		219,812	121,266	17,680	23,643	3,447
Accounts and notes receivable (net of allowance for doubtful accounts of RMB439 and RMB764 as of December 31, 2007 and June 30, 2008)	3	94,312	132,122	19,262	132,122	19,262
Advances to suppliers	4	32,028	46,365	6,760	46,365	6,760
Prepayments and other current assets	5	14,920	20,263	2,954	20,263	2,954
Amounts due from related parties	16	3,242	3,949	576	3,949	576
Deferred tax assets		1,999	4,351	634	4,351	634

Total current assets		366,313	328,316	47,866	230,693	33,633

Non-current assets:
Advances to suppliers	4	5,083	36,816	5,367	36,816	5,367
Property and equipment, net	6	12,980	19,172	2,795	19,172	2,795
Intangible assets, net		15,013	36,255	5,286	36,255	5,286
Goodwill		9,447	15,024	2,190	15,024	2,190
Debt issuance costs		1,687	2,349	342	—	—
Deferred initial public offering costs		19,215	25,175	3,670	25,175	3,670
Deferred tax assets		27	48	7	48	7

Total non-current assets		63,452	134,839	19,657	132,490	19,315

Total assets		429,765	463,155	67,523	363,183	52,948

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		54,647	70,340	10,255	70,340	10,255
Income tax payable	12	1,597	24	3	24	3
Advances from customers		34,372	37,568	5,477	37,568	5,477
Business tax and other taxes payable	7	15,365	15,891	2,317	15,891	2,317
Accrued payroll and welfare payable		4,941	9,975	1,454	9,975	1,454
Accrued expenses and other liabilities	8	41,207	35,145	5,124	35,145	5,124
Interest payable		220	3,627	529	—	—
Amounts due to shareholders	16	123,596	93,221	13,591	93,221	13,591
Amounts due to a related party	16	2,644	—	—	—	—

Total current liabilities		278,589	265,791	38,750	262,164	38,221

Non-current liabilities:
Long-term debt	10	130,725	132,288	19,286	—	—
Warrant liabilities	10	15,819	21,193	3,090	21,193	3,090
Asset retirement obligations	9	278	291	42	291	42
Deferred tax liabilities		264	264	38	264	38

Total non-current liabilities		147,086	154,036	22,456	21,748	3,170

Total liabilities		425,675	419,827	61,206	283,912	41,391

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED BALANCE SHEETS — (Continued)

AS OF DECEMBER 31, 2007 AND JUNE 30, 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”),

except for number of shares and per share data)

		December 31,	June 30,		June 30,
	Notes	2007	2008	2008	2008	2008
		(RMB)	(RMB)	(US$)	(RMB)	(US$)
			(unaudited)	(unaudited)	Pro-forma balance sheet (unaudited) Note 2
Commitments and contingencies	19
Minority interest		480	381	56	381	56
Series A-1 Convertible Contingently Redeemable Preferred Shares	11
Par value US$0.0001 per share
Authorized — 13,000,000 shares as of December 31, 2007 and June 30, 2008
Issued and outstanding — 12,500,000 shares as of December 31, 2007 and June 30, 2008
Redemption value — US$0.768 including unpaid dividend per share as of December 31, 2007 and June 30, 2008		59,442	57,573	8,394	—	—

Series A-2 Convertible Contingently Redeemable Preferred Shares
Par value US$0.0001 per share
Authorized — 10,000,000 shares as of December 31, 2007 and June 30,2008
Issued and outstanding — 9,920,635 shares as of December 31, 2007 and June 30,2008
Redemption value — US$1.452 including unpaid dividend per share as of December 31, 2007 and June 30,2008		87,512	85,501	12,465	—	—
Shareholders’ equity:
Ordinary shares
Par value US$0.0001 per share
Authorized — 100,000,000 shares as of December 31, 2007 and June 30, 2008
Issued and outstanding — 50,000,000 shares as of December 31, 2007 and June 30, 2008		—	—	—	15	2
Additional paid-in capital		(198,501)	(195,764)	(28,541)	(7,468)	(1,089)
Accumulated other comprehensive income		7,770	26,113	3,807	26,113	3,807
Retained earnings		47,387	69,524	10,136	60,230	8,781

Total shareholders’ (deficit) equity		(143,344)	(100,127)	(14,598)	78,890	11,501

Total liabilities and shareholders’ equity		429,765	463,155	67,523	363,183	52,948

The accompanying notes are an integral part of the consolidated financial statements.

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

		Six months ended June 30,
	Notes	2007	2008	2008
		(RMB)	(RMB)	(US$)
		(unaudited)	(unaudited)	(unaudited)
Revenues:
—third parties		106,021	274,401	40,005
—related parties	16	798	—	—
Business tax and other sales tax		(3,535)	(9,955)	(1,451)

Net revenues		103,284	264,446	38,554
Cost of revenues:
—third parties		(66,849)	(180,417)	(26,303)
—related parties	16	(9,079)	(533)	(78)

Total cost of revenues		(75,928)	(180,950)	(26,381)

Gross profit		27,356	83,496	12,173
Operating expenses:
Sales and marketing expenses		(6,373)	(18,560)	(2,705)
General and administrative expenses		(4,248)	(15,000)	(2,187)

Total operating expenses		(10,621)	(33,560)	(4,892)

Income from operations		16,735	49,936	7,281
Interest expense and amortization of debt discount		(326)	(14,872)	(2,168)
Change in fair value of warrants and embedded derivatives		—	(6,229)	(908)
Other income (expenses):
—Interest income		155	727	106
—Exchange gain		10	—	—
—Others		(70)	116	16

Income before income tax and minority interest		16,504	29,678	4,327
Income tax expenses	12	(1,946)	(1,715)	(250)

Net income before minority interest		14,558	27,963	4,077
Minority interest		—	99	14

Net income		14,558	28,062	4,091
Accretion of Series A-1 convertible contingently redeemable preferred shares	11	(1,442)	(1,391)	(203)
Cumulative dividend on Series A-1 convertible contingently redeemable preferred shares	11	(889)	(840)	(122)
Accretion of Series A-2 convertible contingently redeemable preferred shares	11	—	(2,447)	(357)
Cumulative dividend on Series A-2 convertible contingently redeemable preferred shares	11	—	(1,247)	(182)

Net income attributable to holders of ordinary shares		12,227	22,137	3,227

Net income per share:	15
Net income per ordinary share — basic		0.20	0.32	0.05
Net income per ordinary share — diluted		0.20	0.28	0.04
Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic		50,000,000	50,000,000	50,000,000
Weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted		50,000,000	80,674,410	80,674,410
Pro forma net income per ordinary share — basic		—	0.34	0.05
Pro forma net income per ordinary share — diluted		—	0.34	0.05
Pro forma weighted average ordinary shares outstanding used in computing net income per ordinary share — basic		—	71,579,711	71,579,711
Pro forma weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted		—	71,587,454	71,587,454

The accompanying notes are an integral part of the consolidated financial statements.

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	Six months ended June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	14,558	28,062	4,091
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	—	(99)	(14)
Bad debt provision	—	325	47
Depreciation and amortization	232	3,538	516
Deferred tax benefits	(1,013)	(2,373)	(346)
Property use fee contributed by a related party and a shareholder	505	563	82
Share-based compensation cost	—	1,815	264
Imputation of interest on loans	465	359	52
Accretion of asset retirement obligation	—	5	—
Interest expense and amortization of debt discount	326	14,872	2,168
Change in fair value of warrants and embedded derivatives	—	6,229	908

Changes in operating assets and liabilities:
Accounts and notes receivable	(28,939)	(38,135)	(5,560)
Advances to suppliers (current portion)	(30,655)	(14,337)	(2,090)
Amounts due from related parties	(7,864)	(707)	(103)
Prepayments and other current assets	(2,426)	(5,343)	(779)
Advance to suppliers (non-current portion)	(3,794)	(22,804)	(3,325)
Accounts payable	13,194	14,034	2,046
Income tax payable	1,682	(1,573)	(229)
Advances from customers	2,285	3,196	466
Business tax and other taxes payable	2,288	526	77
Accrued expenses and other liabilities	5,704	3,724	544
Accrued payroll and welfare payable	(709)	5,034	734
Amounts due to a related party	458	(2,644)	(385)

Net cash used in operating activities	(33,703)	(5,733)	(836)

Cash flows from investing activities:
Loan to shareholders and related parties	(6,001)	—	—
Purchase of property and equipment	(1,293)	(13,552)	(1,976)
Purchase of intangible assets	(1,336)	(80)	(12)
Payment for acquisition of business	—	(33,972)	(4,952)

Net cash used in investing activities	(8,630)	(47,604)	(6,940)

Cash flows from financing activities:
Issuance cost of Series A convertible contingently redeemable preferred shares	(466)	—	—
Issuance cost of convertible notes and detachable warrants	—	(2,796)	(408)
Initial public offering costs	—	(12,038)	(1,755)
Distribution of liquidation dividend to equity holders	(604)	—	—
Deemed distribution to a shareholder	(2,507)	(30,375)	(4,428)

Net cash used in financing activities	(3,577)	(45,209)	(6,591)

Effect of exchange rate changes on cash and cash equivalents	—	—	—

Net decrease in cash and cash equivalents	(45,910)	(98,546)	(14,367)
Cash and cash equivalents at the beginning of the period	66,215	219,812	32,047

Cash and cash equivalents at the end of the period	20,305	121,266	17,680

Supplemental disclosure of cash flow information:
Income tax paid	(778)	(3,065)	(447)

Supplemental schedule of non-cash activities:
Distribution of liquidation dividend to equity holders	19,142	—	—
Accrued initial public offering costs	—	4,521	659

The accompanying notes are an integral part of the consolidated financial statements.

CHINA TIME SHARE MEDIA CO. LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

	Notes	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity (Deficit)
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2007		50,000,000	—	12,513	(1)	(4,684)	7,828
Net income for the period						14,558	14,558
Other comprehensive income: —Foreign currency translation adjustment					1,744		1,744

Comprehensive income							16,302

Cumulative dividend on Series A-1 convertible contingently redeemable preferred shares						(889)	(889)
Accretion of Series A-1 convertible redeemable preferred shares						(1,442)	(1,442)
Property use fee contributed by a shareholder	16			505			505
Imputation of interest on loans	16			465			465
Distribution to a shareholder				(22,253)			(22,253)

Balance as of June 30, 2007		50,000,000	—	(8,770)	1,743	7,543	516

Balance as of January 1, 2008		50,000,000	—	(198,501)	7,770	47,387	(143,344)
Net income for the period						28,062	28,062
Other comprehensive income: —Foreign currency translation adjustment					18,343		18,343

Comprehensive income							46,405

Cumulative dividend on Series A-1 convertible contingently redeemable preferred shares						(840)	(840)
Accretion of Series A-1 convertible redeemable preferred shares						(1,391)	(1,391)
Cumulative dividend on Series A-2 convertible contingently redeemable preferred shares						(1,247)	(1,247)
Accretion of Series A-2 convertible redeemable preferred shares						(2,447)	(2,447)
Property use fee contributed by a related party and a shareholder	16			563			563
Imputation of interest on loans	16			359			359
Share-based compensation cost	13			1,815			1,815

Balance as of June 30, 2008		50,000,000	—	(195,764)	26,113	69,524	(100,127)

Balance as of June 30, 2008, in US$		50,000,000	—	(28,541)	3,807	10,136	(14,598)

The accompanying notes are an integral part of the consolidated financial statements.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying unaudited interim condensed consolidated financial statements of China Time Share Media Co. Ltd (the “Company”); Chengdu Time Share Technology Information Co., Ltd. (“Chengdu Time Share”), a wholly owned subsidiary of the Company; Xi’an Time Share Technology Information Co., Ltd. (“Xi’an Time Share”), a 100% owned subsidiary of the Company; Sichuan Time Share Media Advertising & Communication Co., Ltd. (“VIE” or “Sichuan Time Share”), a variable interest entity; Beijing Time Share Advertising & Communication Co., Ltd. (“Beijing Advertising”), a 98% owned subsidiary of the VIE; Xi’an Time Share Advertising & Communication Co., Ltd. (“Xi’an Advertising”), a 98% owned subsidiary of the VIE; Hubei Time Share Advertising & Communication Co., Ltd. (“Hubei Advertising”), a 98% owned subsidiary of the VIE; and Chengdu Dayu Weiye Advertising Co., Ltd. (“Chengdu Advertising”), a wholly owned subsidiary of the VIE, and its predecessor, Sichuan Dayu Weiye Outdoor Advertising & Communication Co., Ltd. (“Sichuan Outdoor”), collectively referred to as the “Group”, were prepared on a basis substantially consistent with the Group’s audited financial statements for the year ended December 31, 2007. These unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the Group’s consolidated financial statements for the six months ended June 30, 2007 and 2008. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of results to be expected for the full year due in part to the seasonality of the Group’s business. As the advertising expenditures in the PRC generally tend to increase prior to and during the holiday weeks, the Company experiences seasonality during these periods. These interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements and related notes as of and for the years ended December 31, 2005, 2006 and 2007.

The Group is engaged in the provision of advertising services on billboards, street displays, transit area displays and other outdoor advertising displays in the PRC. The Company does not conduct any substantive operation of its own and conducts its primary business operations through the VIE and the VIE’s subsidiaries in the People’s Republic of China.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used for the preparation of unaudited interim condensed consolidated financial statements as of June 30, 2008 and for the six months ended June 30, 2007 and 2008 are consistent with those set out in the consolidated financial statements as of and for the years ended December 31, 2005, 2006 and 2007.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, Chengdu Time Share, Xi’an Time Share, Sichuan Time Share, Chengdu Advertising, Sichuan Outdoor, Beijing Advertising, Xi’an Advertising, and Hubei Advertising. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, amounts due from or to related parties, the Company’s 5% secured convertible notes and secured warrants issued to Blue Ridge Investments, LLC. The carrying values of these financial instruments, other than the 5% secured convertible notes and secured warrants, approximate their fair values due to their short-term maturities.

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8591 on June 30, 2008 in the City of New York for cable transfers of Chinese Renminbi (“RMB”) as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

	Estimated useful life	Residual Value
Leasehold improvement	3-9 years (Lesser of lease term and the estimated useful life of the leasehold improvement)	5%
Computers & office equipment	3 – 5 years	5%
Motor vehicles	5 years	5%
Advertising structures	4 – 12 years	5%

Repair and maintenance costs are charged to expense when incurred, whereas the costs of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sales and disposals of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of operations.

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

Imputation of interest on loans

The Group granted short-term loans, free of interest, to Mr. Jilun He, the Chief Executive Officer and entities controlled by him for RMB9,700, and to Mr. Xianzhou Zhu, the Vice President, for RMB310 as of the six months ended June 30, 2007. Interest expense was imputed on the outstanding short-term loans at the prevailing market interest rate of 7.34% to 8.98% per annum. Compensation expenses, imputed for the six months ended June 30, 2007 and 2008 in the amount of RMB465 and RMB359 (US$52), respectively, were recorded as a result of foregone interest, with a corresponding credit to additional paid-in capital.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Revenue recognition

The Group’s revenues are primarily derived from advertising services. Advertising revenues are generally recognized ratably over the performance period for which the advertisements are displayed. For certain arrangements where the customers’ acknowledgement of the placement of the advertisement is provided, the revenues are recognized ratably from the date the customer acknowledges the placement to the end of the service period.

Sichuan Time Share, Beijing Advertising, Xi’an Advertising, Hubei Advertising, Chengdu Advertising and Sichuan Outdoor are subject to business tax and other surcharges at the rate of 8.65% to 8.8% on the total revenues earned for services provided after deduction of certain cost of revenues permitted by the PRC tax laws.

Business tax and surcharges on these revenues for the six months ended June 30, 2007 and 2008 were RMB3,535 and RMB9,955 (US$1,451), respectively. The Group has recognized revenues net of these business taxes and other surcharges. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees is also deferred and will be recognized only upon recognition of the deferred revenue.

Cost of revenues

Cost of revenues consists primarily of rental expense for advertising space and billboards, depreciation expenses, and related overhead expenses directly attributable to the provision of advertising services. Business taxes, at the rate of 5%, on technical and consulting service fees, E-TSM database use fees, and domain name and trademark use fees charged by Chengdu Time Share to the VIE are also included in the cost of revenues. These business taxes are levied by the PRC government.

Advertising expenses

Advertising costs are expensed when incurred. Advertising expenses of RMB250 and RMB138(US$20) were recorded during the six months ended June 30, 2007 and 2008, respectively, as a component of sales and marketing expenses.

Share-based compensation

Options and restricted shares granted to senior management and employees

The Group’s employees participate in the Group’s share options scheme, which is more fully described in Note 13. In accordance with SFAS No. 123R, Share-Based Payment (“SFAS 123R”), options and restricted shares granted are measured at fair value on the date of grant. The Company elected to recognize compensation expense for share-based awards with only service conditions on a straight-line basis over their respective vesting periods with a corresponding credit to additional paid-in-capital, with the limitation that the amount of compensation expense recognized at any date must at least equal the portion of the grant-date value of the awards vested at that date. Fair value is determined by management with the assistance of Jones Lang LaSalle Sallmanns Limited, an independent valuation firm.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differs from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rates are estimated based on historical and future expectation of employee turnover and will be adjusted to reflect future change in circumstances and facts, if any.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Options granted to consultants

The Group also grants share options to consultants in exchange for services. In accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employee for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”), the fair value of options granted to consultants is measured at the earlier of: (1) the performance commitment date, or (2) the date the services required under the arrangements have been completed. The options granted to consultants will not qualify for final measurement until the services required have been completed.

During financial reporting periods prior to the final measurement date, for purposes of recognition of costs during these periods, the options granted to consultants should be measured at their then-current fair value at each financial reporting date. Costs are recognized based on the proportion of services rendered during a reporting period. Changes in the fair value between reporting dates should be accounted for with a cumulative catch up adjustment, such that the total cumulative cost recognized is equal to the then-current fair value of the options multiplied by the cumulative proportion of services rendered as of the reporting date.

For the options forfeited upon the termination of a consulting service agreement, the cumulative compensation costs previously recognized for the unvested options are reversed on the date of the termination.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”) is classified in the financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the financial statements as other expenses. During the six months ended June 30, 2007 and 2008, the Group recognized RMB326 and RMB944 (US$138), respectively, in interest and penalties. The Group paid no interest and penalty relating to uncertain tax positions for the periods ended June 30, 2007 and 2008.

Income taxes related to ordinary income for interim periods are computed at an estimated annual effective tax rate and the income taxes related to all other items are individually computed and recognized when the items occur. The estimated effective tax rate is used in providing for income taxes on a current year-to-date basis.

Leases

In accordance with SFAS No. 13, Accounting for Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option,

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

(iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Certain lease agreements with media resource providers provide for revenue sharing arrangements whereby the Group is required to share a percentage, generally ranging from 50% to 75%, of the revenues derived from advertisement broadcast through the respective advertising structures. As the revenue sharing amounts are based on future services provided over the lease term, they are considered contingent lease payments. Accordingly, they are excluded from minimum lease payments in their entirety and accruable as expenses as incurred.

Rental expense for all operating leases consists of the following:

	Six months ended June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Minimum rentals	71,739	168,337	24,542
Contingent rentals	261	395	58

Total	72,000	168,732	24,600

Unaudited pro forma balance sheet

If an initial public offering (“IPO”) is completed, all of the Series A-1 and A-2 convertible contingently redeemable preferred shares outstanding will automatically convert into ordinary shares, based on the number of Series A-1 and A-2 convertible contingently redeemable preferred shares outstanding after adjustment for the Series A-2 Conversion Price adjustment at June 30, 2008. The terms of the Series A-1 and A-2 convertible contingently redeemable preferred shares allow the holders to convert dividends accrued into such number of ordinary shares at the net initial public offering price (after deducting underwriting commissions and discounts and all levies and taxes). On December 19, 2007, the Company issued Convertible Notes and Warrants to Blue Ridge Investments, LLC. On April 21, 2008, the Convertible Notes holders determined to convert US$7,000 principal amount of Convertible Notes into ordinary shares at a conversion price equal to 100% of the price of ordinary shares issued and/or offered to the public under IPO. The Company will redeem each of the unconverted US$13,000 principal amount of Convertible Notes at 100% of its principal amount on the IPO closing date together with any accrued and unpaid interest, unless it is previously redeemed, converted, purchased and cancelled before IPO closing date. In June 2008, series A shareholders elected to receive a cash dividend with respect to series A shares upon an IPO of the Company. Unaudited pro forma balance sheet, as adjusted for the assumed conversion of the Series A-1 and A-2 convertible contingently redeemable preferred shares of RMB138,247 and US$7,000 principal amount of Convertible Notes, the redemption of unconverted US$13,000 principal amount of Convertible Notes, and payment of related dividend of RMB4,828 and interest of RMB3,627, is set forth on the consolidated balance sheets.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value under US GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. The adoption of this standard will not have a material effect on the Group’s financial position or the results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this standard will not have a material effect on the Group’s financial position or the results of operations.

In March 2007, the EITF released Topic No. D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133 (“EITF Topic D-109”). EITF Topic D-109 provides guidance on the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC has indicated that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007. The adoption of this standard will not have a material effect on the Group’s financial position or the results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) requires, among other things, the acquiring entity in a business combination to recognize the fair value of all the assets acquired and liabilities assumed; the recognition of acquisition-related costs in the statement of operations; the recognition of restructuring costs in the statement of operations for which the acquirer becomes obligated after the acquisition date; and contingent arrangements to be recognized at their fair values on the acquisition date with subsequent adjustments recognized in the statement of operations. SFAS No. 141(R) is effective for annual periods beginning after December 15, 2008 and should be applied prospectively for all business combinations entered into after the date of adoption. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity. Under SFAS 160, gains or losses should not be recognized on sales of noncontrolling interests in subsidiaries. Differences between sale proceeds and the consolidated basis of outstanding noncontrolling interests should be accounted for as charges or credits to consolidated paid-in-capital. SFAS 160 carries forward the provisions of Accounting Research Bulletin No. 51, Consolidated Financial Statements, related to consolidation purpose and policy, and certain consolidation procedure topics. SFAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

3.	ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:

	December 31,	June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Accounts receivable
Billed	19,059	39,639	5,780
Unbilled	74,642	84,420	12,307

Total accounts receivable	93,701	124,059	18,087
Less: Allowance for doubtful accounts	(439)	(764)	(111)

Accounts receivable, net	93,262	123,295	17,976
Notes receivable	1,050	8,827	1,286

Balance at the end of the period	94,312	132,122	19,262

Movements in allowance for doubtful accounts:
Balance at the beginning of the period	(439)	(439)	(64)
Provision	—	(325)	(47)

Balance at the end of the period	(439)	(764)	(111)

4.	ADVANCES TO SUPPLIERS

Advances to suppliers consist of the following:

	December 31,	June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Advances to suppliers
Current portion	32,028	46,365	6,760
Non-current portion	5,083	36,816	5,367

Total	37,111	83,181	12,127

Advances to suppliers represent prepaid rental payments made to lessors of advertising structures and space. All the advances are interest-free. If the suppliers breach the terms of the lease agreements, the Group is entitled to terminate the agreements, demand the immediate repayment of all outstanding amounts under the relevant lease agreement, and request compensations for all damages and losses.

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,	June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Prepayments	246	641	93
Other receivables	14,674	19,622	2,861

Total	14,920	20,263	2,954

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,	June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Computers and office equipment	1,779	2,827	412
Motor vehicles	903	1,156	169
Advertising structures	10,007	14,533	2,119
Leasehold improvement	745	1,471	214
Less: Accumulated depreciation	(965)	(2,482)	(362)

Property and equipment, net	12,469	17,505	2,552
Construction in progress	511	1,667	243

Total	12,980	19,172	2,795

Depreciation expense of property and equipment was RMB184 and RMB1,517 (US$221) for the six months ended June 30, 2007 and 2008, respectively.

7.	BUSINESS TAX AND OTHER TAXES PAYABLE

Business tax and other taxes payable consist of the following:

	December 31,	June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Business tax and other sales tax	8,482	7,322	1,067
Culture and education construction fee	4,718	6,735	982
Withholding individual income tax	1,395	497	72
Others	770	1,337	196

Total	15,365	15,891	2,317

8.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,	June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Accrued expenses	21,406	16,544	2,412
Accrued unrecognized tax benefits	13,750	16,346	2,383
Other liabilities	6,051	2,255	329

Total	41,207	35,145	5,124

Chengdu Time Share and Xi’an Time Share provided interest-free loans to the VIE and its shareholders. In accordance with the related PRC income tax rules and regulations, the loans to related parties should bear an interest rate at the prevailing market rate. Accordingly, in accordance with FIN 48, the Group has recognized an

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

additional income tax provision of RMB2,241 (US$327) recorded as income tax expenses for unrecognized tax benefits which represent the estimated income tax expense the Group would pay for the six months ended June 30, 2008 should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations.

Chengdu Time Share has derived its revenues from the technical consulting services provided to the VIE. Such services were conducted at the locations outside the Chengdu High and New Technology Industry Zone. In accordance with the related PRC income tax rules and regulations, income derived from operations outside state-approved High and New Technology zones, such as the Chengdu High and New Technology Industry Zone, does not qualify for tax holidays and a reduced income tax rate that enterprises registered locally would be entitled to. The Group has recorded a liability for unrecognized tax benefits in accordance with FIN 48 in the amount of RMB355 (US$52), representing the estimated income tax expenses the Group would pay for the six months ended June 30, 2008, if the income from such services was taxed at the PRC statutory enterprise income tax (“EIT”) rate of 25%.

Reconciliation of accrued unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance — January 1, 2008 (RMB)	13,750
Additional liability	2,596

Balance — June 30, 2008 (RMB)	16,346

Balance — June 30, 2008 (US$)	2,383

As of June 30, 2008, the Group has recognized a provision of RMB16,346 (US2,383) for unrecognized tax benefits, which represents the amount of unrecognized tax benefits that would impact the effective tax rate if recognized. It is possible that the amount of unrecognized tax benefits will change in the next 12 months. Pending factors include changes in the amount of PRC statutory taxable income due to the application and interpretation of PRC tax law, including but not limited to transfer pricing related tax positions. However, an estimate of the range of the possible change cannot be made at this time.

9.	ASSET RETIREMENT OBLIGATIONS

The Group’s asset retirement obligations include the costs associated with the disposal of billboards and restoration of the rental locations.

	December 31,	June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Balance at the beginning of the period	59	278	41
Additions to asset retirement obligations	272	8	1
Accretion expense	6	5	—
Disposal	(59)	—	—

Balance at the end of the period	278	291	42

No market-risk premium has been included in the Company’s calculation of asset retirement obligations balances since no reliable estimate can be made by the Company.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

10.	5% SECURED CONVERTIBLE NOTES AND SECURED WARRANTS

Long-term debt consists of the following:

	December 31,	June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Convertible notes	130,725	132,288	19,286

Convertible Notes

The Convertible Notes provide the holder with an option, upon the occurrence of change of control, to require the Company to redeem the Convertible Notes at a redemption amount equivalent to 100% of the principal amount plus the Early Redemption Amount and any accrued and unpaid interest. In addition, in the event that the Series A-1 and Series A-2 shareholder exercises its drag along rights or if the Company does not complete an initial public offering by the maturity date, the Convertible Notes are mandatorily redeemable at 100% of principal amount plus an Early Redemption Amount and any accrued and unpaid interest. Also, unless previously redeemed, converted or purchased and cancelled, the Company will redeem the Convertible Note at 100% of its principal amount on the Initial Public Offering Date with any accrued and unpaid interest. These features meet the definition of a derivative where the underlying is based on the occurrence or non-occurrence of a specified event. Accordingly, an embedded derivative with the above features is bifurcated from the Convertible Notes and accounted for in accordance with SFAS No.133, Accounting for Derivative Instruments and Hedging Activities, and the change in fair value of the embedded derivative is recognized through the statement of operations. The Company determined the fair value of the embedded derivative based on valuations performed by Jones Lang LaSalle Sallmanns Limited, an independent valuation firm.

On April 21, 2008, the Convertible Notes holders determined to convert US$7,000 principal amount of Convertible Notes into ordinary shares at a conversion price equal to 100% of the price of ordinary shares issued and/or offered to the public under the IPO. The Company will redeem each of the unconverted US$13,000 principal amount of Convertible Notes at 100% of its principal amount on the IPO closing date together with any accrued and unpaid interest, unless it is previously redeemed, converted, purchased and cancelled before the IPO closing date.

At December 31, 2007, the fair value of the embedded derivative was RMB1,312. The fair value at June 30, 2008 was RMB956 (US$139), with the resulting change in fair value of RMB356 (US$52), including RMB286 (US$42) recognized in the statement of operations and RMB70 (US$10) recognized in other comprehensive income.

Warrants

The fair value of the warrants at December 31, 2007 was RMB15,819. The fair value of the warrants at June 30, 2008 was RMB21,193 (US$3,090), with the resulting change in fair value of RMB5,374 (US$783), including RMB6,515 (US$950) recognized in the statement of operations and RMB1,141 (US$167) recognized in other comprehensive income. The fair value of the warrants is determined based on a valuation performed by Jones Lang LaSalle Sallmanns Limited, an independent valuation firm.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

11.	CONVERTIBLE CONTINGENTLY REDEEMABLE PREFERRED SHARES

In May 2008, Series A-2 Share conversion price was adjusted from US$1.2096 to US$1.73 in accordance with certain provision stipulated in the Share Subscription Agreement.

In June 2008, Series A shareholders elected to receive a cash dividend with respect to Series A shares upon an IPO of the Company.

Accretion charge of RMB1,442 and RMB3,838 (US$560) to increase the Series A Shares’ carrying value to their expected redemption amount is recorded to retained earnings for the six months ended June 30, 2007 and 2008, respectively. The carrying values of Series A Shares are as follows:

	Series A-1 Shares	Series A-2 Shares	Total Series A Shares
	(RMB)	(RMB)	(RMB)
Balance — January 1, 2007	57,535	—	57,535
Accretion	1,442	—	1,442
Cumulative dividend	889	—	889
Foreign currency translation adjustment	(1,773)	—	(1,773)

Balance — June 30, 2007	58,093	—	58,093

Balance — January 1, 2008	59,442	87,512	146,954
Accretion	1,391	2,447	3,838
Cumulative dividend	840	1,247	2,087
Foreign currency translation adjustment	(4,100)	(5,705)	(9,805)

Balance — June 30, 2008	57,573	85,501	143,074

Balance — June 30, 2008 (US$)	8,394	12,465	20,859

12.	INCOME TAX

Cayman Islands

Under the laws of the Cayman Islands, no withholding tax on dividends or other distributions, nor any tax computed on profits or income or on any capital assets, gain or appreciation will be payable by an exempted company on its operations. Accordingly, the Company is not subject to tax.

China

Chengdu Time Share, being a foreign invested enterprise and located in the Chengdu High and New Technology Industry Zone, has been certified as a “New and High Technology Enterprise” and thus entitled to a reduced Enterprise Income Tax (“EIT”) rate of 15% in 2007. In addition, Chengdu Time Share was granted a “tax holiday” for a full exemption from EIT for 2007 and 2008, as long as it continues to qualify as a “New and High Technology Enterprise”.

Prior to 2008, Sichuan Time Share, Chengdu Advertising, and Sichuan Outdoor, as PRC domestic companies, are governed by the Enterprise Income Laws of the PRC and are subject to EIT at a rate of 33%.

The PRC Enterprise Income Tax Law (“the New Enterprise Income Tax Law” or “the New EIT Law”) was passed by the National People’s Congress on March 16, 2007 and the effective date is January 1, 2008. On November 28, 2007, the PRC State Council passed the Detailed Implementation Rules (“DIR”) of the New CIT Law, which is also effective January 1, 2008. The New Enterprise Income Tax Law introduces a wide range of

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Accordingly, Sichuan Time Share, Chengdu Advertising, Beijing Advertising, Xi’an Advertising, and Hubei Advertising are subject to the statutory tax rate of 25% beginning 2008. In accordance with the DIR of the New EIT Law, the preferential tax treatments granted to entities that were previously qualified for “High and New Technology Enterprise” under the old Income Tax Law will not automatically qualify for the preferential tax treatments granted to “High and New Technology Enterprise strongly supported by the State” under the New EIT Law. Accordingly, Chengdu Time Share will be subject to the statutory 25% tax rate beginning 2008 unless it successfully obtains the approval for the aforesaid “High and New Technology Enterprise strongly supported by the State” status. However, since Chengdu Time Share benefits from the aforementioned “tax holiday”, the applicable income tax rate of Chengdu Time Share in 2008 is nil.

The PRC income tax returns for fiscal year 2005 through 2008 remain open to potential examination.

Income (loss) before income taxes consists of:

	Six months ended June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Cayman Islands	(1)	(22,029)	(3,211)
PRC	16,505	51,707	7,538

	16,504	29,678	4,327

Income tax expenses (benefits) consist of:

	Six months ended June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Current income tax expenses	2,959	4,088	596
Deferred income tax benefits	(1,013)	(2,373)	(346)

	1,946	1,715	250

The discrete items excluded from the Company’s computation of its estimated annual effective tax rate and therefore recorded in the six months ended June 30, 2008 mainly comprised of the reversal of valuation allowance of RMB2,111 and the recognition of unrecognized tax benefits of RMB2,596.

The Company reversed valuation allowance of RMB2,111 in the six months ended June 30, 2008.

13.	SHARE INCENTIVE PLAN

On April 16, 2008, the shareholders and board of directors of the Company approved the Share Incentive Plan (the “Plan”). Subject to adjustment as provided in the Plan, a maximum number of 7,500,000 ordinary shares may be issued to officers (including directors), employees and consultants pursuant to the Plan.

On April 16, 2008, the Company granted a total of 3,013,100 options to its senior management and employees, and 698,000 options to consultants at an exercise price of US$3.20 per share. Among the options granted to senior management and employees, 164,750 options vest over a one-year period, one-fourth of 2,668,350 options vest each year over a four-year period and one-half of 180,000 options vest on each of the third and fourth anniversary of the date of the grant. Among the options granted to consultants, one-fourth of 198,000 options vest each year over a four-year period and one-fifth of 500,000 options vest each year over a five-year period.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

On May 15, 2008, the Company granted 180,000 restricted shares to a senior member of management. One half of such restricted shares vest each year over a two-year period.

On July 3, 2008, the Company and a consultant mutually agreed to terminate a consulting service agreement. Accordingly, the 500,000 options granted to this consultant pursuant to the consulting service agreement were forfeited. For the 500,000 options forfeited upon the termination of the consulting service agreement, the cumulative compensation costs previously recognized for the unvested options are reversed on the date of the termination.

The fair value of the options granted is estimated using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the expected price multiple at which the holder is likely to exercise stock options. For expected volatility, the Company made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield is based on the expected pay-out ratio. The fair value of the ordinary shares at the measurement date is determined based on a valuation performed by Jones Lang LaSalle Sallmanns Limited, an independent valuation firm. The expected term was estimated based on the resulting output of the binomial option pricing model. The option awards are not transferable and the grantees have a limited amount of time subsequent to their termination of employment or service to exercise the options. These post-vesting restrictions are considered in the binomial option pricing model as a suboptimal exercise factor. The suboptimal exercise factor is based on Jones Lang LaSalle Sallmanns Limited’s research on the early exercise behavior of employees with options.

The fair value of the restricted shares granted is estimated using the Black-Scholes option pricing model, which treats the restricted shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference or conversion/strike price of the respective equity securities. The Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. For expected volatility, the Company made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the expected holding period of the restricted shares is based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield is based on the expected pay-out ratio. The fair value of the ordinary shares, at the measurement date, is determined based on a valuation performed by Jones Lang LaSalle Sallmanns Limited, an independent valuation firm.

Options granted to senior management and employees

The following table summarizes the option activity in the six months ended June 30, 2008 (amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

	Number of options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2008	—	—
Granted	3,013,100	3.20
Exercised	—	—
Forfeited or cancelled	(20,670)	3.20

Outstanding at June 30, 2008	2,992,430	3.20	4.79	389

Expected to vest at June 30, 2008	2,834,556	3.20	4.79	368

Exercisable at June 30, 2008	—	—	—	—

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at June 30, 2008, for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during the six months ended June 30, 2008 was nil.

The weighted-average grant-date fair value of options granted to senior management and employees of the Group during the six months ended June 30, 2008 was RMB5.37 (US$0.78). The total fair value of options vested during the six months ended June 30, 2008 was nil.

As of June 30, 2008, there was RMB13,858 (US$2,020) of unrecognized share-based compensation cost related to options granted to senior management and employees. The cost is expected to be recognized over a weighted-average vesting period of 3.63 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

The fair value of the options granted to senior management and employees were estimated using the following assumptions:

Six months ended June 30, 2008
Suboptimal exercise factors	2.3-2.5
Risk-free interest rates	2.79%
Expected volatility	27.10%
Expected dividend yield	0%
Expected term (Years)	4.85-4.93

Total compensation cost recognized for the six months ended June 30, 2008 are as follows:

	Six months ended June 30, 2008
	(RMB)	(US$)
Sales and marketing expenses	113	17
General and administrative expenses	796	116

	909	133

Options granted to consultants

The following table summarizes the option activity in the six months ended June 30, 2008 (amounts in thousands of U.S. Dollars (“US$”), except for number of shares and exercise price):

	Number of options	Weighted- Average Exercise Price (US$)	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$)
Outstanding at January 1, 2008	—	—
Granted	698,000	3.20
Exercised	—	—
Forfeited or cancelled	—	—

Outstanding at June 30, 2008	698,000	3.20	5.51	91

Expected to vest at June 30, 2008	698,000	3.20	5.51	91

Exercisable at June 30, 2008	—	—	—	—

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

The aggregated intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at June 30, 2008, for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during the six months ended June 30, 2008 was nil.

The weighted-average grant-date fair value of options granted to consultants of the Group during the six months ended June 30, 2008 was RMB6.79 (US$0.99). The total fair value of options vested during the six months ended June 30, 2008 was nil.

As of June 30, 2008, excluding the 500,000 options forfeited on July 3, 2008, there was RMB1,223 (US$178) of unrecognized share-based compensation cost related to 198,000 options granted to consultants. The cost is expected to be recognized over a weighted-average vesting period of 3.79 years. To the extent the actual forfeiture rate is different from the original estimate or where there is a change in fair value of options, actual share-based compensation related to these awards may be different from the expectation.

The fair value of the options granted to consultants were estimated using the following average assumptions:

Six months ended June 30, 2008
Suboptimal exercise factors	2.5
Risk-free interest rates	2.79%-3.45%
Expected volatility	27.10%-33.57%
Expected dividend yield	0%
Expected term (Years)	4.70-5.69

Total compensation cost recognized for the six months ended June 30, 2008 are as follows:

	Six months ended June 30, 2008
	(RMB)	(US$)
General and administrative expenses	691	100

Restricted shares granted to a senior member of management

The following table summarizes the restricted share activity in the six months ended June 30, 2008 (amounts in U.S. Dollars (“US$”), except for number of shares):

Non-vested Shares	Number of restricted shares	Weighted-Average Grant-Date Fair Value (US$)
Nonvested at January 1, 2008	—	—
Granted	180,000	2.67
Vested	—	—
Forfeited or cancelled	—	—

Nonvested at June 30, 2008	180,000	2.67

The total intrinsic value of restricted shares vested during the six months ended June 30, 2008 was nil.

As of June 30, 2008, there was RMB3,091 (US$451) of unrecognized share-based compensation cost related to restricted shares granted to a senior member of management. The cost is expected to be recognized over a weighted-average vesting period of 1.87 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Total compensation cost recognized for the six months ended June 30, 2008 are as follows:

	Six months ended June 30, 2008
	(RMB)	(US$)
General and administrative expenses	215	31

14.	ACQUISITION

Pursuant to an acquisition agreement dated as of May 2007 and subsequently amended in May 2008 with Chengdu Zhengyang Advertising Co., Ltd. (“Chengdu Zhengyang”), a billboard advertising service provider based in Chengdu, China, Sichuan Time Share acquired the advertising structures, lease agreements and workforce from Chengdu Zhengyang for cash consideration of RMB30,176 on May 30, 2008. Additional consideration of RMB4,000 is payable upon the transfer of certain additional advertising structures.

The acquisition was accounted for as a business combination using purchase method of accounting and the results of operations from the acquisition date have been included in the Company’s consolidated financial statements. The purchase price was allocated to net assets acquired at fair value as follows:

		Weighted average amortization period
	RMB	(Number of years)
Assets acquired:
Property and equipment	1,416
Identifiable intangible assets:
Lease agreements	23,022	3.8
Sales contracts	161	0.7
Goodwill	5,577

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

15.	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the six months ended June 30, 2007 and 2008 have been calculated as follows:

	Six months ended June 30,
	2007	2008	2008
	RMB	RMB	US$
Numerator:
Net income attributable to holders of ordinary shares	12,227	22,137	3,227
Less: Undistributed earnings allocated to participating preferred shares	2,446	6,196	903

Net income allocated to ordinary shares for computing net income per ordinary share — basic	9,781	15,941	2,324
Add: Change in fair value of warrants	—	6,515	950

Net income allocated to ordinary shares for computing net income per ordinary share — diluted	9,781	22,456	3,274

Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic	50,000,000	50,000,000	50,000,000
Add: Dilutive effect of convertible securities:
Restricted Shares	—	7,743	7,743
Warrants	—	30,666,667	30,666,667

Weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted	50,000,000	80,674,410	80,674,610

Net income per ordinary share — basic	0.20	0.32	0.05

Net income per ordinary share — diluted	0.20	0.28	0.04

The net income attributable to holders of ordinary shares was allocated among ordinary shares and convertible contingently redeemable preferred shares on a pro rata basis based on the dividend participating rights. Since each Series A Share has the same participating right as each ordinary share, the allocation was based on the number of ordinary shares and Series A Shares issued.

The Group had securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share in the six months ended June 30, 2007 and 2008, as their effects would have been anti-dilutive. Such outstanding securities consist of 12,500,000 Series A-1 convertible contingently redeemable preferred shares, 9,920,635 Series A-2 convertible contingently redeemable preferred shares in 2007 and 2008 and share options.

Pro Forma Earnings Per Share

On November 10, 2006 and July 9, 2007, the Company issued Series A-1 and Series A-2 convertible contingently redeemable preferred shares, respectively, which will convert automatically into ordinary shares upon the completion of an IPO. On December 19, 2007, the Company issued Convertible Notes and Warrants to Blue Ridge Investments, LLC. On April 21, 2008, the Convertible Notes holders determined to convert US$7,000 principal amount of Convertible Notes into ordinary shares at a conversion price equal to 100% of the

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

price of ordinary shares issued and/or offered to the public under IPO. The Company will redeem each of the unconverted US$13,000 principal amount of Convertible Notes at 100% of its principal amount on the IPO closing date together with any accrued and unpaid interest, unless it is previously redeemed, converted, purchased and cancelled before IPO closing date. Assuming the conversion of Series A-1 and A-2 Shares, and US$7,000 principal amount of Convertible Notes and redemption of unconverted US$13,000 principal amount of Convertible Notes had occurred on January 1, 2008, the pro forma basic and diluted earnings per share for the six months ended June 30, 2008 are calculated as follows:

	Pro forma
	Six months ended June 30,
	2008	2008
	RMB	US$
Numerator:
Net income for computing net income per ordinary share — basic and diluted	24,012	3,501
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic	71,579,711	71,579,711
Add: Dilutive effect of convertible securities:
Restricted Shares	7,743	7,743

Weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted	71,587,454	71,587,454

Net income per ordinary share — basic	0.34	0.05

Net income per ordinary share — diluted	0.34	0.05

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

16.	RELATED PARTY TRANSACTIONS

As of and for six months ended June 30, 2007 and 2008, the principal related parties with which the Group had transactions during the years are as follows:

Name of related parties	Relationship with the Group
Beijing Dayu Weiye Advertising Co., Ltd.	Affiliate company under the common control of Mr. Jilun He

Chengdu Shengshi Guanghua Advertising Co., Ltd.	Affiliate company under the common control of Mr. Jilun He

Chongqing Dayu Advertising and Planning Co., Ltd.	Affiliate company under the common control of Mr. Jilun He

Mr. Da’en He	Father of Mr. Jilun He

(1)	The Company had the following related party transactions during the periods presented:

		Six months ended June 30,
		2007	2008	2008
		(RMB)	(RMB)	(US$)
a)	Advertising services rendered to:
	Chongqing Dayu Advertising and Planning Co., Ltd.	25	—	—
	Chengdu Shengshi Guanghua Advertising Co., Ltd.	79	—	—
	Beijing Dayu Weiye Advertising Co., Ltd.	694	—	—

		798	—	—

		Six months ended June 30,
		2007	2008	2008
		(RMB)	(RMB)	(US$)
b)	Advertisement production services and advertising structures and space rental services provided by:
	Chongqing Dayu Advertising and Planning Co., Ltd.	1,084	533	78
	Chengdu Shengshi Guanghua Advertising Co., Ltd.	7,995	—	—

		9,079	533	78

		Six months ended June 30,
		2007	2008	2008
		(RMB)	(RMB)	(US$)
c)	Loans/advances to a related party:
	Chongqing Dayu Advertising and Planning Co., Ltd.	800	—	—

		800	—	—

The Group granted short-term loans or advances, free of interest, to Chongqing Dayu Advertising and Planning Co., Ltd. for RMB800 for the six months ended June 30, 2007.

Interest expense was imputed on the outstanding short-term loans or advances at the prevailing market interest rate of 7.34% to 8.98% per annum. Compensation expenses, imputed for the six months ended June 30,

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

2007 and 2008 in the amount of RMB54, and RMB359 (US$52), respectively, were recorded as a result of foregone interest, with a corresponding credit to additional paid-in capital.

		Six months ended June 30,
		2007	2008	2008
		(RMB)	(RMB)	(US$)
d)	Loans to shareholders:
	Mr. Jilun He	8,900	—	—
	Mr. Xianzhou Zhu	310	—	—

		9,210	—	—

The Group granted short-term loans, free of interest, to Mr. Jilun He, the Chief Executive Officer, for RMB8,900 and to Mr. Xianzhou Zhu, the Vice President, for RMB310 for the six months ended June 30, 2007. Interest expense was imputed on the outstanding short-term loans at the prevailing market interest rate of 7.34% to 8.98% per annum. Compensation expenses, imputed for the six months ended June 30, 2007 in the amount of RMB411 were recorded as a result of foregone interest, with a corresponding credit to additional paid-in capital. No loans were granted to shareholders in the six months ended June 30, 2008.

		Six months ended June 30,
		2007	2008	2008
		(RMB)	(RMB)	(US$)
e)	Property use fee contributed by a related party and a shareholder:
	Beijing Dayu Weiye Advertising Co., Ltd.	116	174	25
	Mr. Jilun He	389	389	57

		505	563	82

For the six months ended June 30, 2007 and 2008, the Group was provided with office facilities free of charge by Beijing Dayu Weiye Advertising Co., Ltd. which shared the facilities with the Group. For the six months ended June 30, 2007 and 2008, the Group was provided with advertising structures free of charge by its shareholder, Mr. Jilun He, who has the ownership of the structures. The property use fee for both transactions was recorded as cost and expense in the consolidated statements of operations with a corresponding credit to additional paid-in capital for the periods presented.

(2)	The Company had the following related party balances as of December 31, 2007 and June 30, 2008:

	December 31,	June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Amounts due from related parties:
Chongqing Dayu Advertising and Planning Co., Ltd.	3,173	3,745	546
Beijing Dayu Weiye Advertising Co., Ltd.	69	204	30

	3,242	3,949	576

Amounts due to a related party:
Chengdu Shengshi Guanghua Advertising Co., Ltd.	(2,644)	—	—

	(2,644)	—	—

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

All balances with related parties are unsecured, interest-free and repayable on demand.

	December 31,	June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Amounts due to shareholders:
Mr. Jilun He	(118,596)	(88,221)	(12,862)
Mr. Xianzhou Zhu	(5,000)	(5,000)	(729)

	(123,596)	(93,221)	(13,591)

On May 18, 2007, the VIE entered into an agreement with Mr. Jilun He and Mr. Xianzhou Zhu, who are the equity holders of Chengdu Advertising, to acquire their 95% and 5% ownership, respectively, of Chengdu Advertising in exchange for cash consideration of RMB200,000, in aggregate. These amounts represent the net amounts due to the shareholders as of December 31, 2007 and June 30, 2008.

17.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of Chengdu Time Share, the VIE, Chengdu Advertising, Sichuan Outdoor, Beijing Advertising, Xi’an Advertising, and Hubei Advertising in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on 37% of the employees’ salaries. Chengdu Time Share, the VIE, Chengdu Advertising, Sichuan Outdoor, Beijing Advertising, Xi’an Advertising, and Hubei Advertising have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,179, and RMB2,961 (US$432) for the six months ended June 30, 2007 and 2008, respectively.

18.	SEGMENT REPORTING

In accordance with SFAS No.131, Disclosures About Segments of an Enterprise and Related Information, the Group chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment. The Group has internal reporting that does not distinguish between markets or segments.

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

Revenues generated from each form of media in the six months ended June 30, 2007 and 2008 are as follows:

	Six months ended June 30,
	2007	2008	2008
	(RMB)	(RMB)	(US$)
Revenues:
Billboards	86,572	175,609	25,602
Out-of-home network media	795	91,329	13,315
Other media	19,452	7,463	1,088

Total	106,819	274,401	40,005
Business tax and other sales tax	(3,535)	(9,955)	(1,451)

Net revenues	103,284	264,446	38,554

Chengdu Xinghuo Advertising Co., Ltd. and ROMON Group represented the largest customers which individually accounted for more than 10% of the Group’s consolidated revenues for the six months ended June 30, 2007, in the amount of RMB18,363 and RMB17,118, respectively. Yunnan Shangri–LA Jinliufu Wine Sales Co., Ltd. and Guangzhou Heartshare Advertising Co., Ltd. represented the largest customers which individually accounted for more than 10% of the Group’s consolidated revenue for the six months ended June 30, 2008, in the amount of RMB40,103 (US$5,847) and RMB29,029 (US$4,232), respectively.

19.	COMMITMENTS AND CONTINGENCIES

The Group has entered into operating lease arrangements mainly relating to advertising structures and space, and office facilities. Payments under operating leases are expensed on a straight-line basis over the term of the lease. Future minimum lease payments for non-cancelable operating leases as of June 30, 2008 are as follows:

Office facilities

	(RMB)	(US$)
From July 1, 2008 to December 31, 2008	775	113
2009	1,170	171
2010	776	113
2011	566	83
2012	595	87

Total	3,882	567

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

Advertising structures and space

	(RMB)	(US$)
From July 1, 2008 to December 31, 2008	80,921	11,798
2009	154,053	22,460
2010	121,066	17,650
2011	129,194	18,835
2012	124,416	18,139
Thereafter	226,135	32,969

Total	835,785	121,851

The future minimum lease payments for advertising structures and space include the contractual payment obligation under a lease agreement with Gome Home Appliance Co., Ltd. (“Gome”) based on the dates the advertising structures are required to be made available. The Company entered into the lease agreement with Gome in January 2008 and subsequently amended the agreement. Under the lease agreement, the Company is committed to lease advertising structures and space of 1,000 stores operated by Gome in the PRC through 2015, and pay for a portion of the advertising structures’ construction costs. Gome is committed to provide the usage of billboards related to 500 stores by December 31, 2008 and the remaining by March 31, 2009. As of June 30, 2008, under the lease agreement with Gome, the Company’s capital commitment relating to the Company’s portion of the advertising structures’ construction cost amounted to RMB5,000.

Contingency

Though PRC regulations currently permit 100% foreign ownership of companies to provide advertising services, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operating experience in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. The Group does not directly operate an advertising business outside of China and thus cannot provide advertising services under PRC regulations until three years after the Group commences any such operations outside of China or until the Group acquires a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, Chengdu Time Share currently is not eligible to apply for the required licenses to provide advertising services in China. Substantially all of the Group’s operations are conducted through contractual arrangements with Sichuan Time Share.

Chengdu Time Share has entered into contractual arrangements with Sichuan Time Share, pursuant to which the Company, through Chengdu Time Share, provides technical support and consulting services to Sichuan Time Share. In addition, Chengdu Time Share has entered into agreements with Sichuan Time Share and each of its shareholders, which provide the Company with the substantial ability to control Sichuan Time Share through its right to appoint Sichuan Time Share’s management. In the opinion of management and the Company’s PRC counsel: (i) the ownership structure of the Company, Chengdu Time Share and Sichuan Time Share are in compliance with existing PRC laws, rules and regulations; (ii) the contractual arrangements with Sichuan Time Share and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws, rules and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations relating to the contractual arrangements mentioned above. Accordingly,

CHINA TIME SHARE MEDIA CO. LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF JUNE 30, 2007 (UNAUDITED) AND 2008 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”)

except for number of shares and per share data)

there is no assurance that PRC regulatory authorities will not ultimately take a contrary view. If the current ownership structure of the Group and its contractual arrangements with Sichuan Time Share are found to be in violation of any existing or future PRC laws, rules and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws, rules and regulations. In the opinion of management, the likelihood of the Group’s current ownership structure or the contractual arrangements with Sichuan Time Share being in violation of PRC laws, rules and regulations is remote.

20.	SUBSEQUENT EVENTS

Termination of consulting service agreement with a consultant

On July 3, 2008, the Company and a consultant mutually agreed to terminate a consulting service agreement. Accordingly, the 500,000 options granted to this consultant on April 16, 2008 pursuant to the consulting service agreement were forfeited. For the 500,000 options forfeited upon the termination of the consulting service agreement, the cumulative compensation costs previously recognized for the unvested options are reversed on the date of the termination.

Out-of-home
Media Resources
TSM
Database
Strong
Client Base

A Dedicated Nationwide
Execution Team of Employees Located
in 33 Cities in the PRC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association, provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Under the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) or Regulation D of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration in U.S. dollars	Underwriting Discount and Commission
Carlyle Asia Growth Partners III, L.P.	November 1, 2006	12,020,625 Series A-1 convertible redeemable preferred shares*	US$7,693,200	N/A

CAGP III Co-Investment, L.P.	November 1, 2006	479,375 Series A-1 convertible redeemable preferred shares*	US$306,800	N/A

Carlyle Asia Growth Partners III, L.P.	November 1, 2006	9,540,179 Series A-2 convertible redeemable preferred shares*	US$11,539,800	N/A

CAGP III Co-Investment, L.P.	November 1, 2006	380,456 Series A-2 convertible redeemable preferred shares*	US$460,200	N/A

Blue Ridge Investments, LLC	December 19, 2007	US$20,000,000 of 5% secured convertible notes due 2010 and 80 secured warrants with a face value of US$100,000 each†	US$20,000,000	N/A

*	The offer and sale of the securities were made in an “offshore transaction” and there were no “directed selling efforts” in the US, as those terms are defined in Rule 902(h) and Rule 902(c), respectively, under Regulation S of the Securities Act. We also believed prior to the commencement of the offering of such securities that there was no “substantial US market interest” in those securities as that term is defined in Rule 902(j) under Regulation S of the Securities Act. Accordingly, the offering and sale of such securities were not subject to the registration requirements of the Securities Act.

†

Securities not publicly offered. The sale and issuance of the securities were deemed to be exempt from registration under the Securities Act in pursuant to Section 4(2) and Regulation D of the Securities Act, as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented to us that they are accredited investors within the definition set forth in Rule 501(a) under Regulation D of the Securities Act. In addition, the offer and sale of the securities were deemed to be exempt from registration under the Securities Act pursuant to Regulation S of the Securities Act as they were made in an “offshore transaction” and there were no “directed selling efforts” in the US, as both of those terms are defined in Rule 902(h) and Rule 902(c), respectively, under Regulation S of the Securities Act. Furthermore, we believed prior to the commencement of the offering of such securities that there was no “substantial US market interest” in those securities as that term is defined in Rule 902(j) under Regulation S of the Securities Act. Accordingly, the offering and sale of such securities were not subject to the registration requirements of the Securities Act.

ITEM 8	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on September 9, 2008.

China Time Share Media Co. Ltd

By:	/s/ Jilun He
Name:	Jilun He
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Jilun He and Yifan Li his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statement pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on September 9, 2008.

Signature	Title
/s/ Jilun He	Chairman and Chief Executive Officer (principal executive officer)
Name: Jilun He

/s/ Yifan Li	Chief Financial Officer
Name: Yifan Li

/s/ Yi Zhou	Principal Financial Controller
Name: Yi Zhou

/s/ Hong Zhong	Director
Name: Hong Zhong

/s/ Changwen Zhou	Director
Name: Changwen Zhou

/s/ Jiaju Zeng	Director
Name: Jiaju Zeng

/s/ Wayne W. Tsou	Director
Name: Wayne W. Tsou

/s/ Feng Xiao	Director
Name: Feng Xiao

/s/ Yafei Wang	Independent Director
Name: Yafei Wang

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of China Time Share Media Co. Ltd has signed this registration statement or amendment thereto in Newark, Delaware, on September 9, 2008.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

CHINA TIME SHARE MEDIA CO. LTD

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Form of Amended and Restated Memorandum

4.1	Form of Registrant’s American Depository Receipt (included in Exhibit 4.3)

4.2	Specimen Certificate for Ordinary Shares of the Registrant

4.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depository Shares issued thereunder

4.4	Series A Shares Subscription Agreement dated November 1, 2006, among the Registrant, certain of its shareholders, Carlyle Asia Growth Partners III, L.P., and CAGP III Co-Investment, L.P.

4.5	Series A Shares Rights Agreement dated November 1, 2006, among the Registrant and certain of its shareholders, Carlyle Asia Growth Partners III, L.P., and CAGP III Co-Investment, L.P.

4.6	Blue Ridge Subscription Agreement dated December 18, 2007, among the Registrant, certain of its shareholders, and Blue Ridge Investments, LLC.

4.7	Blue Ridge Rights Agreement dated December 19, 2007, among the Registrant, certain of its shareholders and Blue Ridge Investments, LLC.

4.8	Global Note Certificate dated December 19, 2007 in respect of the US$20,000,000 5% secured convertible notes due 2010 of China Time Share Media Co. Ltd

4.9	Global Warrant Certificate dated December 19, 2007 in respect of 80 secured warrants with a face value of US$100,000 each of China Time Share Media Co. Ltd

4.10	First Priority Share Mortgage dated December 19, 2007 in respect of shares of China Time Share Media Co. Ltd between China Time Share Media Co. Ltd and the Hongkong and Shanghai Banking Corporation Limited

4.11	English translation of Equity Pledge Agreement dated December 19, 2007, among Xi’an Time Share Technology Information Co., Ltd., Jilun He, Da’en He and Chengdu Time Share Technology Information Co., Ltd.

4.12	English translation of Equity Pledge Agreement dated December 19, 2007, between Xi’an Time Share Technology Information Co., Ltd. and Sichuan Time Share Advertising & Communication Co., Ltd.

4.13	Xi’an Loan Agreement dated December 19, 2007, between Jilun He and Xi’an Time Share Technology Information Co., Ltd.

4.14	Sichuan Shareholder Loan Agreement dated December 19, 2007, between Jilun He and Sichuan Time Share Advertising & Communication Co., Ltd.

4.15	English translation of Rights Assignment Agreement dated December 19, 2007, among Jilun He, Sichuan Time Share Advertising & Communication Co., Ltd., and Xi’an Time Share Technology Information Co., Ltd.

4.16	Deed of Undertaking dated December 19, 2007, among the Registrant, certain of its shareholders and the Hongkong and Shanghai Banking Corporation Limited

4.17	Warrant Trust Deed between the Registrant and the Hongkong and Shanghai Banking Corporation Limited

4.18	Warrant Agency Agreement dated December 19, 2007, between the Registrant and the Hongkong and Shanghai Banking Corporation Limited

4.19	Note Trust Deed dated December 19, 2007, between the Registrant and the Hongkong and Shanghai Banking Corporation Limited
4.20	Note Agency Agreement dated December 19, 2007, between the Registrant and the Hongkong and Shanghai Banking Corporation Limited

Exhibit Number	Description of Document
4.21	Non-competition Undertaking by Jilun He dated December 19, 2007

5.1	Form of Opinion of Conyers, Dill & Pearman regarding the validity of the ordinary shares being registered

8.1	Form of Opinion of Conyers, Dill & Pearman regarding certain Cayman Islands tax matters

8.2	Form of Opinion of Davis Polk & Wardwell regarding certain U.S. tax matters

10.1	Share Incentive Plan adopted as of April 16, 2008

10.2	Form of Indemnification Agreement with the Registrant’s directors and officers

10.3	English translation of the form of Employment Contract

10.4	English translation of Cooperative Operations Agreement dated November 10, 2006, among Chengdu Time Share Technology Information Co., Ltd., Sichuan Time Share Advertising & Communication Co., Ltd., Jilun He and Da’en He

10.5	English translation of Exclusive Technology Consulting and Service Agreement dated November 10, 2006, between Chengdu Time Share Technology Information Co., Ltd. and Sichuan Time Share Advertising & Communication Co., Ltd., and its amendment dated December 15, 2007

10.6	English translation of Domain Name and Trademark License Agreement dated November 10, 2006, between Chengdu Time Share Technology Information Co., Ltd. and Sichuan Time Share Advertising & Communication Co., Ltd., and its amendment dated December 15, 2007

10.7	English translation of Loan and Equity Pledge Agreement dated November 10, 2006, among Chengdu Time Share Technology Information Co., Ltd., Jilun He and Da’en He, and its amendment dated November 15, 2007

10.8	English translation of Call Option Agreement dated November 10, 2006, among Chengdu Time Share Technology Information Co., Ltd., Jilun He and Da’en He

10.9	English translation of Exclusive Technology Consulting and Service Agreement dated December 25, 2007, between Chengdu Time Share Technology Information Co., Ltd. and Chengdu Dayu Weiye Advertising Co., Ltd.

10.10	English translation of Domain Name and Trademark License Agreement dated December 25, 2007, between Chengdu Time Share Technology Information Co., Ltd. and Chengdu Dayu Weiye Advertising Co., Ltd.

10.11	English translation of Share Subscription Agreement dated July 11, 2007, between Sichuan Time Share Advertising & Communication Co., Ltd. and Shenzhen Chinese Media Operation Management Co., Ltd. and its shareholders

10.12	English translation of Equity Purchase Agreement dated November 26, 2007, between Sichuan Time Share Advertising & Communication Co., Ltd. and Jilun He

10.13	English translation of Employees and Business Transfer Agreement dated May 8, 2007, between Sichuan Time Share Advertising & Communication Co., Ltd. and Chengdu Zhengyang Advertising Co., Ltd. and its shareholders and its supplemental agreement dated May 30, 2008

10.14†	English translation of Advertising Sites Leasing Contract dated January 18, 2008, between Gome Home Appliance Co., Ltd. and Beijing Time Share Advertising & Communication Co., Ltd., its supplemental agreement dated June 11, 2008 and a notice from Gome Home Appliance Co., Ltd.

10.15†	English translation of Fengshenbang Advertisement Display Agreement dated September 25, 2007, between Sichuan Time Share Advertising & Communication Co., Ltd. and Hainan White Horse Advertising Media Investment Co., Ltd. and its supplemental agreement dated September 8, 2008

10.16	English translation of Asset Transfer Agreement dated August 22, 2007, between Sichuan Time Share Advertising & Communication Co., Ltd. and Wuhan Huawei Advertising Co., Ltd. and its shareholders and its supplemental agreement dated March 17, 2008

10.17	English translation of Equity Transfer Agreement dated May 18, 2007, among Jilun He, Xianzhou Zhu and Sichuan Time Share Advertising & Communication Co., Ltd and a notice from Jilun He and Xianzhou Zhu dated September 8, 2008

Exhibit Number	Description of Document

21.1	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young

23.2	Consent of Conyers, Dill & Pearman (included in Exhibit 5.1)

23.3	Consent of Davis Polk & Wardwell (included in Exhibit 8.2)

23.4	Consent of King & Wood

23.5	Consent of Jones Lang Lasalle Sallmanns Limited

23.6	Consent of CTR Market Research

23.7	Consent of Datasea Marketing Research Group

24.1	Powers of Attorney (included on the signature page in Part II of this registration statement)

99.1	Code of Business Conduct and Ethics

99.2	Opinion of King & Wood

*	To be filed by amendment
†	Confidential treatment has been granted with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “***” and filed separately with the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act of 1933.